UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 10, 2026

Dana Incorporated

(Exact name of registrant as specified in its charter)

Delaware	1-1063	26-1531856
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3939 Technology Drive, Maumee, Ohio 43537

(Address of principal executive offices) (Zip Code)

(419) 887-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	DAN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On June 10, 2026, Dana Incorporated, a Delaware corporation (“Dana”), entered into definitive agreements with Eaton Corporation plc, an Irish public limited company (“Eaton”), Eaton Corporation, a corporation registered in the State of Ohio and a wholly owned subsidiary of Eaton (“Eaton Ohio”), Eaton Capital Unlimited Company, an Irish public unlimited company and a wholly owned subsidiary of Eaton (“Eaton HoldCo” and, together with Eaton and Eaton Ohio, collectively, the “Eaton Parties”), Mobility (USA) Corporation, a Delaware corporation and a wholly owned subsidiary of Eaton (“SpinCo”), and Atlas Mobility Sub, Inc., a Delaware corporation and a wholly owned subsidiary of SpinCo (“Merger Sub”), with respect to a Reverse Morris Trust transaction, and pursuant to which, subject to the terms and conditions of such definitive agreements, (i) Eaton will cause to be transferred, and SpinCo will accept and assume (or cause to be accepted and assumed), all of the rights, titles and interests to and under certain assets and liabilities relating to Eaton’s Vehicle and eMobility business segments (the “SpinCo Business”) (the “Restructuring”), (ii) Eaton will make a distribution to its shareholders of all of the issued and outstanding shares of common stock, $0.01 par value per share, of SpinCo (“SpinCo Common Stock”) held by Eaton, to be effected at Eaton’s election either by way of (a) an issuance by SpinCo of 100% of the shares of SpinCo Common Stock to Eaton’s shareholders on a pro rata basis (the “Spin-Off”) or (b) the consummation of an exchange offer whereby Eaton redeems Eaton ordinary shares held by certain Eaton shareholders electing to participate in such exchange offer in exchange for the issuance by SpinCo of shares of SpinCo Common Stock to such shareholders (the “Exchange Offer”), which may be followed by a pro-rata, clean-up issuance by SpinCo of any remaining shares of SpinCo Common Stock to Eaton’s shareholders (a “Clean-up Spin-Off” and, the distribution of 100% of the SpinCo Common Stock by way of the Spin-Off or the Exchange Offer followed by a Clean-up Spin-Off, the “Distribution”) and (iii) following the Distribution, Merger Sub will be merged with and into Dana, with Dana as the surviving entity (the “Merger”) and each outstanding share of Dana will be converted into the right to receive one (1) share of SpinCo Common Stock (collectively, the “Proposed Combination”). When the Merger is completed, Dana will become a wholly-owned subsidiary of SpinCo, which will be renamed “Dana Incorporated”.

When the Merger is completed, former Eaton shareholders will own at least 50.1% and former Dana shareholders will own approximately 49.9% of the outstanding shares of SpinCo Common Stock on a fully diluted basis. The transaction has been unanimously approved by the Boards of Directors of both Dana and Eaton. The Distribution and the Merger are intended to be tax-free to Dana and Eaton shareholders for U.S. federal income tax purposes.

The definitive agreements entered into in connection with the transaction include (i) an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 10, 2026, by and among Eaton, Eaton Ohio, SpinCo, Merger Sub and Dana, and (ii) a Separation and Distribution Agreement (the “Separation Agreement”), dated as of June 10, 2026, by and among Eaton, Eaton Ohio, Eaton HoldCo, SpinCo and Dana. Dana, SpinCo and the Eaton Parties will also enter into additional agreements, including, among others:

•

a Tax Matters Agreement, which will govern, among other things, the Eaton Parties’, Dana’s and SpinCo’s respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, responsibility for and preservation of the intended tax-free nature of the transactions contemplated by the Separation Agreement and certain other tax matters;

•

an Employee Matters Agreement, which will govern, among other things, the Eaton Parties’, Dana’s and SpinCo’s obligations with respect to current and former employees of Eaton and of the SpinCo Business;

•	a Transition Services Agreement, which will govern, among other things, the parties’ respective rights and obligations with respect to the provision of certain transition services;

•	a Real Estate Matters Agreement, which will govern, among other things, the allocation and transfer of real estate between Eaton and SpinCo and the colocation of Eaton and SpinCo;

•	a Confirmation of Intellectual Property Assignment, which will govern, among other things, the confirmation of assignment of certain intellectual property between Eaton and SpinCo;

•

an Intellectual Property Cross License Agreement, which will govern, among other things, the granting of licenses between Eaton and SpinCo concerning certain intellectual property used in the other party’s business;

•

one or more Trademark License Agreements, which will govern, among other things, the granting of licenses by Eaton to SpinCo concerning certain Eaton trademarks in connection with the SpinCo Business; and

•

a Stock Purchase Agreement pursuant to which, immediately prior to the Distribution, a corporate subsidiary of Dana will acquire all of the outstanding equity interests of Royal Precision Holding Corp. (the “Royal Precision Equity Interests”) from Eaton Ohio.

The Separation and Distribution Agreement

Separation

The Separation Agreement sets forth the terms and conditions regarding the separation of the SpinCo Business from Eaton. The Separation Agreement identifies and provides for Eaton to cause certain of its subsidiaries to transfer certain assets to SpinCo and its subsidiaries (collectively, “SpinCo Group”), for SpinCo and other members of the SpinCo Group to transfer certain assets to certain subsidiaries of Eaton, for SpinCo and other members of the SpinCo Group to assume certain liabilities from certain subsidiaries of Eaton and for Eaton to cause certain of its subsidiaries to assume certain liabilities from SpinCo and other members of the SpinCo Group. The Separation Agreement also governs the rights and obligations of Eaton and SpinCo regarding the issuance of SpinCo Common Stock to Eaton’s shareholders. Pursuant to the Separation Agreement, the Distribution will be effected either by means of a Spin-off or an Exchange Offer (and, if applicable, followed by a Clean-up Spin-off). Eaton must elect whether to conduct the Distribution by Spin-off or Exchange Offer within 45 days of the date of the Separation Agreement.

Distribution

Prior to, and as a condition of, the Distribution, SpinCo will make a cash payment to Eaton Ohio equal to approximately $1.1 billion (the “SpinCo Payment”), subject to adjustment for cash and indebtedness of SpinCo, the purchase price payable for the Royal Precision Equity Interests and, if applicable, the purchase price payable for certain specified SpinCo Business assets. On June 10, 2026, Dana, SpinCo and Goldman Sachs Bank USA (“Goldman Sachs”) executed a 364-day bridge loan facility commitment letter pursuant to which Goldman Sachs has committed to provide $2.6 billion of bridge financing (the “Bridge Facility”) to Dana and SpinCo to fund the amount of the SpinCo Payment and the refinancing of certain existing Dana indebtedness and to pay fees and expenses related to the transactions contemplated by the Merger Agreement and the Separation Agreement, on the terms and conditions set forth therein. The Bridge Facility is expected to be replaced with permanent financing (the “Permanent Financing”), which may include one or more term loan facilities and/or senior notes issuances.

Certain Other Matters

The Separation Agreement also sets forth other agreements between Eaton and SpinCo related to the Distribution, including provisions concerning the termination and settlement of intercompany accounts, novation of liabilities, splitting of shared contracts and third-party consents. The Separation Agreement governs certain aspects of the relationship between Eaton and SpinCo after the Distribution, including provisions with respect to release of claims, indemnification, insurance, access to financial and other information and access to and provision of records. SpinCo, on the one hand, and Eaton Ohio and Eaton HoldCo, on the other hand, have mutual ongoing indemnification obligations following the Distribution with respect to certain liabilities related to the SpinCo Business and Eaton’s retained business, respectively.

Conditions

Consummation of the Distribution is subject to various conditions, including the satisfaction or waiver of all conditions under the Merger Agreement (which include the completion of the SpinCo Payment and other conditions described below).

The foregoing description of the Separation Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Separation Agreement, which is filed as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement

Structure

Under the terms of the Merger Agreement, immediately following the Distribution, Dana will merge with and into Merger Sub (the “Merger”), with Dana surviving the Merger as a wholly-owned subsidiary of SpinCo.

Post-Closing Governance

The Merger Agreement provides that, as of the closing of the Merger, the Board of Directors of SpinCo (the “Board”) will be comprised of (i) all of the then-current Dana directors and (ii) (a) one (1) current executive officer of Eaton designated by Eaton prior to the Merger effective time and (b) two (2) current Eaton directors designated by Eaton prior to the Merger effective time (the designees of Eaton to the Board, the “Eaton Designees”). The Eaton Designees will meet the requirements under the rules and regulations of the New York Stock Exchange (the “NYSE”) to be considered independent directors of the Board and have skills that are complementary to those of the existing Dana directors and will otherwise be subject to Dana’s prior approval (not to be unreasonably withheld, conditioned or delayed).

Closing Conditions

Consummation of the Merger is subject to various customary conditions under the Merger Agreement including, among others: (i) the accuracy of representations and warranties and compliance with covenants, subject to certain customary exceptions and qualifications; (ii) the adoption of the Merger Agreement and the approval of the Merger by the affirmative vote of holders of a majority of the outstanding shares of Dana common stock entitled to vote thereon; (iii) the effectiveness of registration statements to be filed by Eaton and SpinCo with the Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction; (iv) the absence of any law restraining, enjoining, or otherwise prohibiting the consummation of the Restructuring, the Distribution or the Merger; (v) the consummation of the Restructuring, the

Distribution and related transactions; (vi) the receipt by Eaton and Dana of certain opinions of counsel as to tax matters pertaining to the Proposed Combination; (vii) the receipt of certain U.S. and international regulatory clearances; and (viii) the approval of the New York Stock Exchange (“NYSE”) of the listing on the NYSE of the newly issued shares of SpinCo Common Stock in the Distribution and the Merger.

Representations, Warranties and Covenants

Dana and Eaton (on behalf of itself and SpinCo) make certain customary and mutual representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by Eaton not to take certain actions prior to the closing of the Proposed Transaction with respect to the SpinCo Business without the prior approval of Dana. In addition, Dana also agreed not to take certain actions with respect to its business prior to the closing of the Merger without the approval of Eaton. Dana and Eaton have also agreed in the Merger Agreement to covenants to not solicit competing transactions.

Termination

The Merger Agreement contains specified termination rights for Dana and Eaton, including in the event that the Merger has not been consummated on or prior to June 10, 2027 (subject to a three-month extension in connection with outstanding regulatory approvals or completion of the Distribution). Additionally, the Merger Agreement requires Dana to pay Eaton a termination fee of $158.7 million if the Merger Agreement is terminated under certain circumstances.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is filed as Exhibit 2.2 and is incorporated herein by reference.

The above descriptions of each of the Separation Agreement and the Merger Agreement have been included to provide investors and security holders with information regarding the terms of each of the Separation Agreement and the Merger Agreement. They are not intended to provide any other factual information about Dana, the Eaton Parties, SpinCo, Merger Sub or any of their respective subsidiaries and affiliates, or any of their respective businesses. The Merger Agreement and the Separation Agreement contain representations and warranties that are solely for the benefit of parties thereto. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged in connection with signing the Merger Agreement and the Separation Agreement as of a specific date. The disclosure letters contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement and the Separation Agreement. Therefore, investors and security holders should not treat the representations and warranties as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to investors. They were made only as of the date of the Merger Agreement and the Separation Agreement or such other date or dates as may be specified in the Merger Agreement or the Separation Agreement, as applicable, and they are subject to more recent developments. Accordingly, investors and security holders should read the representations and warranties in the Merger Agreement and the Separation Agreement not in isolation but only in conjunction with the other information about Dana and Eaton and their respective subsidiaries that the respective companies include in reports and statements they file with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton, Dana and SpinCo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,”

“target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Eaton’s and Dana’s current expectations and are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the announcement or consummation of the proposed transaction on Eaton and Dana’s stock prices; restrictions on the conduct of Eaton and Dana’s respective businesses prior to closing and on each of their ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and other risk factors detailed from time to time in Eaton and Dana’s reports filed with the SEC, including Eaton and Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Eaton, Dana or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo may file with the SEC an information statement on Form 10 (“Form 10”) or a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton may also file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form 10, Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO, THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus (if and when available) and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Dana’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

2.1*	Separation and Distribution Agreement, dated as of June 10, 2026, by and among Eaton Corporation plc, Eaton Corporation, Eaton Capital Unlimited Company, Mobility (USA) Corporation, and Dana Incorporated

2.2*	Agreement and Plan of Merger, dated as of June 10, 2026, by and among Eaton Corporation plc, Eaton Corporation, Mobility (USA) Corporation, Atlas Mobility Sub, Inc and Dana Incorporated

104	Cover Page Interactive Data File (embedded within the Inline XBRL)

*

Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Dana agrees to furnish supplementally a copy of any omitted annexes, schedules or exhibits to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DANA INCORPORATED

By:	/s/ Douglas H. Liedberg
Name:	Douglas H. Liedberg
Title:	Senior Vice President, Chief Legal and Human Resources Officer and Corporate Secretary

Date: June 11, 2026

Exhibit 2.1

EXECUTION VERSION

SEPARATION AND DISTRIBUTION AGREEMENT

by and among

EATON CORPORATION PLC,

EATON CORPORATION,

EATON CAPITAL UNLIMITED COMPANY,

MOBILITY (USA) CORPORATION

and

DANA INCORPORATED

Dated as of June 10, 2026

i

ii

Exhibit A	Form of Employee Matters Agreement
Exhibit B	Form of Confirmation of Intellectual Property Assignment
Exhibit C	Form of Intellectual Property Cross License Agreement
Exhibit D	Forms of Trademark License Agreements
Exhibit E	Form of Tax Matters Agreement
Exhibit F	Form of Real Estate Matters Agreement
Exhibit G	Form of Transition Services Agreement

Disclosure Letter

iii

SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT, dated as of June 10, 2026, is entered into by and among Eaton Corporation plc, an Irish public limited company (“Parent”), Eaton Corporation, a corporation registered in the State of Ohio (“Eaton Ohio”), Eaton Capital Unlimited Company, an Irish public unlimited company (“Eaton HoldCo”), Mobility (USA) Corporation, a Delaware corporation (“SpinCo”) and Dana Incorporated, a Delaware corporation (“Merger Partner”). Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in Article I.

RECITALS

WHEREAS, Parent, acting through its direct and indirect Subsidiaries, currently conducts the SpinCo Business;

WHEREAS, Parent intends to separate the SpinCo Business from the Parent Business and, in accordance with the Restructuring Plan, to cause (a) the SpinCo Assets to be transferred to SpinCo and other members of the SpinCo Group and (b) the SpinCo Liabilities to be assumed by SpinCo and other members of the SpinCo Group, all upon the terms and subject to the conditions set forth in this Agreement (the “Restructuring”);

WHEREAS, in accordance with the Restructuring Plan, and prior to the Distribution, among other things, Eaton Ohio will contribute certain SpinCo Assets to SpinCo in consideration for (a) the assumption by SpinCo of certain SpinCo Liabilities, (b) the issuance of SpinCo Shares and (c) the receipt of a portion of the SpinCo Payment to be determined in accordance with the terms and subject to the conditions set forth herein (the “Eaton Ohio Contribution”);

WHEREAS, in accordance with the Restructuring Plan, following the Eaton Ohio Contribution, Eaton Ohio will distribute 100% of the SpinCo Shares to Eaton Holding XIII, a Société à Responsabilité Limitée organized under the laws of Luxembourg (the “Eaton Ohio Distribution”);

WHEREAS, it is the intention of the Parties that, for U.S. federal income tax purposes, the Eaton Ohio Contribution and the Eaton Ohio Distribution, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) and Section 355 of the Code;

WHEREAS, in accordance with the Restructuring Plan, and following the consummation of the Eaton Ohio Distribution, certain members of the Parent Group (excluding, for the avoidance of doubt, Parent) shall contribute, convey, transfer, assign and deliver to SpinCo or members of the SpinCo Group, and SpinCo and members of the SpinCo Group shall accept and assume from such members of the Parent Group, all of the right, title and interest of such members of the Parent Group in, to and under certain of the SpinCo Assets and SpinCo Liabilities relating to the SpinCo Business and, thereafter, members of the Parent Group shall transfer, directly or indirectly, 100% of the SpinCo Shares to Parent, resulting in Parent owning directly 100% of the SpinCo Shares;

WHEREAS, following the consummation of the foregoing Restructuring transactions, and on the Distribution Date, upon the terms and subject to the conditions set forth in this Agreement, Parent, at its election, shall make a distribution to be effected by either (i) causing SpinCo to issue 100% of the SpinCo Shares to the Parent shareholders on a pro rata basis (the “One-Step Spin-Off”), or (ii) the consummation of an exchange offer whereby Parent redeems Parent Shares held by certain shareholders of Parent electing to participate in such exchange offer in exchange for the issuance of SpinCo Shares by SpinCo to such shareholders (the “Exchange Offer”), which, to the extent necessary, shall be followed by a Clean-Up Spin-Off on the Distribution Date and immediately following the consummation of the Exchange Offer (in each case of clauses (i) and (ii), the “Distribution”), after which 100% of the SpinCo Shares held by Parent will be canceled and extinguished;

WHEREAS, the Restructuring together with the Distribution is referred to as the “Separation”;

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Parent, SpinCo, Atlas Mobility Sub, Inc., a Delaware corporation and newly formed direct wholly owned Subsidiary of SpinCo (“Merger Sub”), and Merger Partner, immediately following the Distribution, Merger Sub will merge with and into Merger Partner (the “Merger”), with Merger Partner surviving as the surviving entity and all shares of Merger Partner will be converted into the right to receive SpinCo Shares upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Board of Directors of Parent, or a duly authorized committee thereof, has determined it is appropriate, desirable and in the best interests of Parent that the SpinCo Business be separated and the Board of Directors of Parent and the Board of Directors of SpinCo have approved the Restructuring, the Distribution, the Merger Agreement and the Merger;

WHEREAS, it is the intention of the Parties that, (a) for U.S. federal income Tax purposes: (i) the Distribution qualify as a tax-free “distribution” under Section 355(a) of the Code to holders of Parent Shares, including the non-recognition of gain and income inclusion by such holders under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder, and as tax-free to Parent under Section 355(c) of the Code; (ii) this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to the Eaton Ohio Contribution and the Eaton Ohio Distribution (taken together); (iii) the Merger qualify as a “reorganization” under Section 368(a) of the Code; and (iv) the Merger Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to the Merger and (b) for Irish Tax purposes, in respect of the Exchange Offer, that (i) no liability for dividend withholding Tax arises for Parent or SpinCo; (ii) no Tax on chargeable gains arise for any of Parent, SpinCo, the holders of SpinCo Shares (except with respect to the receipt of cash in lieu of fractional SpinCo Shares pursuant to Section 3.3 of the Merger Agreement) or the holders of Parent Shares (other than holders of SpinCo Shares or Parent Shares who are resident or ordinarily resident in Ireland or holders of Parent Shares that hold their shares in connection with a trade or business carried on by such holders in Ireland through a branch or agency) and except with respect to the receipt of cash in lieu of fractional SpinCo Shares, if any; (iii) no stamp duty arises for any of Parent, SpinCo or any of their shareholders; and (iv) any gain for applicable accounting purposes recognized by Parent on the Exchange Offer will qualify as “excluded equity gain” within the meaning of Section 111P of the Taxes Consolidation Act 1997 (as amended); and

2

WHEREAS, it is appropriate and desirable to set forth the principal transactions required to effect the Distribution and certain other agreements that will govern certain matters relating to the Distribution and the relationship of Parent, SpinCo and their respective Subsidiaries following the Distribution.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For the purposes of this Agreement, the following terms shall have the following meanings:

“Accounting Principles” means the accounting principles and standards, methods, policies, practices and procedures set forth on Section 2.7(a)(i) of the Disclosure Letter. In the event of any conflict between the Accounting Principles as set forth in Section 2.7(a)(i) of the Disclosure Letter and this Agreement, including the defined terms herein, this Agreement, including the defined terms herein, shall apply.

“Action” means any claim, counterclaim, complaint, petition, hearing, charge, demand, action, suit, countersuit, arbitration, mediation, inquiry, audit, assessment, proceeding or investigation by or before any Governmental Authority.

“Adjustment Amount” has the meaning set forth in Section 2.7(a)(ii).

“Adversarial Action” means (a) an Action by one or more members of the Parent Group, on the one hand, against one or more members of the SpinCo Group, on the other hand, or (b) an Action by one or more members of the SpinCo Group, on the one hand, against one or more members of the Parent Group, on the other hand.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, including through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided, however, that, from and after the Distribution Date, (a) SpinCo and the other members of the SpinCo Group shall not be considered Affiliates of Parent or any of the other members of the Parent Group and (b) Parent and the other members of the Parent Group shall not be considered Affiliates of SpinCo or any of the other members of the SpinCo Group.

“Agreement” means this Separation and Distribution Agreement, including the Disclosure Letter.

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“Ancillary Agreements” means the Master Ancillary Agreements and any other instruments, assignments, documents and agreements executed or to be executed between one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand, in each case in connection with the Restructuring and the implementation of the transactions contemplated by this Agreement (including any Real Estate Separation Document (other than the Intercompany Leases and Intercompany Subleases, which shall not be Ancillary Agreements)), any Local Transfer Agreement and any other agreement or instrument executed by one or more members of the Parent Group and one or more members of the SpinCo Group for the purpose of transferring or conveying equity interests, Assets or Liabilities in order to effect the transactions contemplated hereby, but excluding the Merger Agreement, any agreement entered into between one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand, governing commercial relationships between the two Groups following the Distribution (including the agreements listed on Section 1.1(a) of the Disclosure Letter).

“Assets” means all assets, Contracts, properties, claims and rights of every kind and nature (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), whether real, personal or mixed, tangible or intangible, or accrued or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.

“Audited Party” has the meaning set forth in Section 6.5(d).

“Available Insurance Policies” means the insurance policies listed on Section 1.1(b) of the Disclosure Letter under the caption “Parent Available Insurance Policies.”

“Benefit Plan” means, with respect to an entity, each plan, program, policy, agreement, arrangement or understanding that is maintained primarily for the benefit of employees in the United States and is a deferred compensation, executive compensation, incentive bonus or other bonus, pension, profit sharing, savings, retirement, severance pay, salary continuation, life, death benefit, health, hospitalization, sick leave, vacation pay, disability or accident insurance or other employee benefit plan, program, agreement or arrangement (including any “employee benefit plan” (as defined in Section 3(3) of ERISA)) sponsored, maintained or contributed to by such entity or to which such entity is a party or under which such entity has any obligation; provided that no (a) Parent Equity Compensation Award (as defined in the Employee Matters Agreement), nor any plan under which any such Parent Equity Compensation Award is granted, (b) plan, program or arrangement sponsored by a Governmental Authority or (c) plan, policy, program, arrangement or understanding mandated by applicable Law, will constitute a “Benefit Plan”. In addition, no Employment Agreement (as defined in the Employee Matters Agreement) will constitute a Benefit Plan for purposes hereof.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions are authorized or obligated by Law to be closed in New York, New York.

“Business Records” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, ledgers, journals, financial statements, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.) and files and other documents in whatever form, physical, electronic or otherwise.

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“Bussmann Products” means, collectively, any and all fuses sold, offered for sale, marketed, distributed, manufactured, or otherwise commercialized by or on behalf of (i) Parent or any of its Subsidiaries prior to the Distribution Date under the “Bussmann” brand or (ii) the Parent Group after the Distribution Date under the “Bussmann” brand.

“Cash Management Arrangements” means all cash management arrangements pursuant to which Parent or any of its Subsidiaries automatically or manually sweep cash from, or automatically or manually transfer cash to, accounts of SpinCo or any member of the SpinCo Group.

“Clean-Up Spin-Off” has the meaning set forth in Section 4.3(c).

“Closing Statement” has the meaning set forth in Section 2.7(b)(ii).

“Code” means the U.S. Internal Revenue Code of 1986.

“Collecting Party” has the meaning set forth in Section 2.3(d)(iii).

“Commission” means the U.S. Securities and Exchange Commission.

“Competitive Business” has the meaning set forth in Section 8.3(a).

“Confirmation of Intellectual Property Assignment” means the Confirmation of Intellectual Property Assignment, in substantially the form attached hereto as Exhibit B, entered into or to be entered into by and among one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand.

“Consents” means any consents, waivers, authorizations, ratifications, permissions, exemptions or approvals from or to any Person.

“Contract” means any oral or written contract, agreement or other legally binding instrument, including any note, bond, mortgage, deed, indenture, commitment, lease, sublease, license, sublicense or joint venture agreement, other than a Permit.

“control” means, as to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, note, bond, instrument, lease, license, sublicense or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Credit Support Instruments” has the meaning set forth in Section 3.1(a).

“D&O Policies” has the meaning set forth in Section 7.6.

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“Data Protection Laws” shall mean all Laws governing the collection, use, storage, processing and transfer of Personal Data including, without limitation, Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 (the “GDPR”), the Irish Data Protection Acts 1988-2018, the European Communities (Electronic Communications Networks and Services) (Privacy and Electronic Communications) Regulations 2011 (S.I. No. 336 of 2011), as amended, and all implementing, supplementing or replacing legislation and regulations issued thereunder, in each case as amended, re-enacted or replaced from time to time.

“Database” means all databases, datasets and collections and compilations of data, in any form or medium, whether machine readable or otherwise.

“Database Rights” means all Copyrights and sui generis rights in Databases and any other statutory and common law rights in Databases under the Laws of any jurisdiction, whether registered or unregistered, and any applications for registration therefor. For the avoidance of doubt, Database Rights shall not include any separate proprietary or intellectual property rights in any data itself contained in such Databases.

“Disbursement” has the meaning set forth in Section 2.3(d)(iii).

“Disbursement Invoice” has the meaning set forth in Section 2.3(d)(iii).

“Disbursement Receiving Party” has the meaning set forth in Section 2.3(d)(iii).

“Disclosure Documents” means (a) the Form 10 or any other registration statement to be filed by SpinCo with the Commission to effect the registration of SpinCo Shares in connection with the Distribution, and also includes any amendment or supplement thereto, information statement, prospectus, offering memorandum, offering circular, any current or periodic report or similar disclosure document, whether or not filed with or furnished to the Commission or any other Governmental Authority by SpinCo or Parent or any member of their respective Groups, and (b) if the Distribution is effected in whole or in part as an Exchange Offer, a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act; in each case, which describes the Restructuring or the SpinCo Group or primarily relates to the transactions contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents.

“Disclosure Letter” means that certain disclosure letter prepared and delivered by Parent and SpinCo as of the date of this Agreement.

“Disputes” has the meaning set forth in Section 9.3.

“Dispute Notice” has the meaning set forth in Section 9.3.

“Disputed Items” has the meaning set forth in Section 2.7(c)(ii).

“Distribution” has the meaning set forth in the Recitals hereof.

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“Distribution Agent” means the distribution agent appointed by Parent to distribute to the record holders of Parent Shares, pursuant to the Distribution, the shares of SpinCo Shares held by Parent.

“Distribution Date” means the date on which the Distribution occurs.

“Distribution Issuance” means (i) the Fully Diluted Merger Partner Shares, multiplied by (ii) the quotient obtained by dividing 50.1 by 49.9.

“Distribution Ratio” means the quotient obtained by dividing the Distribution Issuance by the number of Parent Shares issued and outstanding as of the Record Date.

“Distribution Structure Election” has the meaning set forth in Section 4.3(a).

“Distribution Time” means the time at which the Distribution occurs on the Distribution Date, which shall be deemed to be 12:01 a.m., New York City time.

“Distribution True-Up Adjustment” has the meaning set forth in the Merger Agreement.

“Eaton HoldCo” has the meaning set forth in the Recitals.

“Eaton Indemnitor Change Event” means, with respect to either Eaton Indemnitor, (a) the sale, transfer, assignment or other disposition of all or substantially all of such Eaton Indemnitor’s assets (whether to a third party or to an Affiliate), (b) such Eaton Indemnitor no longer being a wholly-owned Subsidiary of Parent, or (c) the liquidation, bankruptcy, insolvency, assignment for the benefit of creditors or other financial restructuring of such Eaton Indemnitor.

“Eaton Indemnitors” means, collectively, Eaton Ohio, Eaton HoldCo and any Replacement Indemnitor.

“Eaton Ohio” has the meaning set forth in the Preamble.

“Eaton Ohio Contribution” has the meaning set forth in the Recitals.

“Eaton Ohio Distribution” has the meaning set forth in the Recitals.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Employee Matters Agreement” means the Employee Matters Agreement, in substantially the form attached hereto as Exhibit A, entered into or to be entered into by and between Parent, Eaton Ohio, Eaton HoldCo and SpinCo on or immediately prior to the Distribution Date.

“Environment” means soil, soil gas, sediments, land, wastewater, surface water, groundwater, drinking water, navigable waters, subsurface strata, vegetation, wetland, natural resources or indoor or ambient air.

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“Environmental Laws” means all Laws relating to the pollution or protection of the Environment, public or worker health and safety (as it relates to exposure to Hazardous Substances), and natural resources, including the manufacture, processing, marketing, labeling, registration, notification, packaging, import, distribution, use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right or other security (including any debt security) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest, in any such case whether owned or held beneficially, of record or legally.

“Estimated Closing Statement” has the meaning set forth in Section 2.7(b).

“Estimated SpinCo Cash Amount” has the meaning set forth in Section 2.7(b).

“Estimated SpinCo Indebtedness” has the meaning set forth in Section 2.7(b).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, together with the rules and regulations promulgated thereunder.

“Exchange Offer” has the meaning set forth in the Recitals hereof.

“Final Adjustment Amount” has the meaning set forth in Section 2.7(d).

“Final Determination” has the meaning set forth in the Tax Matters Agreement.

“Former SpinCo Employee” means any individual who, during the twelve (12) month period immediately prior to the Distribution, exclusively provided services to the SpinCo Business and who either (a) (i) on or before the close of business on the Distribution Date retired or otherwise separated from service from Parent and its Subsidiaries, and (ii) whose last day worked with Parent and its Subsidiaries was with (A) the SpinCo Business or (B) any Person that will be a SpinCo Entity immediately after the Distribution or (b) is set forth on Schedule 1.1(a) to the Employee Matters Agreement.

“Fully Diluted Merger Partner Shares” means the number of shares of Merger Partner Common Stock outstanding as of immediately before the Distribution Time on a fully-diluted, as converted and as exercised basis in accordance with the treasury stock method, calculated by reference to the closing price per share of Merger Partner Common Stock on the trading day immediately prior to the Distribution, including (i) shares of Merger Partner Common Stock underlying outstanding Merger Partner Equity Awards (with performance goals relating to the Merger Partner PSUs (as defined in the Merger Agreement) measured as set forth in Section 3.5 of the Merger Agreement) and (ii) any other outstanding securities convertible into or exercisable for shares of Merger Partner Common Stock.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

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“Government Investigation” means any inquiry, investigation, probe, audit or inspection conducted by a Governmental Authority.

“Governmental Approvals” means any notices, reports or other filings given to or made with, or any Consents, registrations or permits obtained from, any Governmental Authority.

“Governmental Authority” means any federal, state, local, foreign, international or multinational government, political subdivision, governmental, quasi-governmental authority of any nature (including any department, commission, board, bureau, agency, court or tribunal) or other body exercising legislative, judicial, regulatory, administrative or taxing authority, arbitral body or official of any of the foregoing.

“Group” means either the Parent Group or the SpinCo Group, as the context requires.

“Hazardous Substance” means any (a) substance, material or waste, or pollutant or contaminant, in each case as defined as hazardous, toxic or words of similar meaning and regulatory effect or regulated by, or for which Liability or standards of conduct may be imposed pursuant to, any Environmental Law, (b) petroleum, gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene, and any other petroleum product, derivative or by-product, (c) asbestos or asbestos-containing material or toxic mold, and (d) polychlorinated biphenyls, methane, radioactive material or per- and polyfluoroalkyl substance.

“Indemnifying Party” has the meaning set forth in Section 5.4(a).

“Indemnitee” has the meaning set forth in Section 5.4(a).

“Indemnity Payment” has the meaning set forth in Section 5.4(a).

“Information” means data and information, whether or not patentable, copyrightable or protectable as a Trade Secret, in written, oral, electronic or other tangible or intangible forms, stored in any medium now known or yet to be created, including studies, reports, records, books, Contracts, instruments, surveys, analyses, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing or business plans, customer names or information, communications (including emails, text messages, IMs, and chats, including those by or to attorneys (whether or not subject to the attorney-client privilege)), memos and other materials (including those prepared by attorneys or under their direction (whether or not constituting attorney work product)) and other technical, financial, employee or business information or data, documents, correspondence, materials and files, in each case excluding any Intellectual Property rights therein.

“Insurance Proceeds” means those monies:

(a) received by an insured (or its successor-in-interest) from an insurance carrier;

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(b) paid by an insurance carrier on behalf of the insured (or its successor-in-interest); or

(c) received (including by way of set-off) from any third party in the nature of insurance in respect of any Liability;

in any such case net of (i) any applicable premium adjustments (including reserves and retrospectively rated premium adjustments), (ii) any costs or expenses incurred in the collection thereof, (iii) any reimbursement obligations under “fronted” or similar insurance policies and (iv) any Taxes resulting from the receipt thereof.

“Intellectual Property” means all intellectual property and proprietary rights, industrial property rights and other similar rights in any jurisdiction, including all rights in (a) patents and patent applications including all continuations, divisionals, continuations-in-part, and provisionals and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing and foreign equivalents thereof (“Patents”); (b) all trademarks, service marks, corporate names, logos, brand names, certification marks, trade dress, trade names and other indications of origin, goodwill associated with the foregoing and symbolized thereby and all applications, registrations, renewals and extensions of the foregoing (“Marks”); (c) domain names and associated uniform resource locators (“Domain Names”); (d) copyrights, mask works, designs, works of authorship, including all registrations, applications, renewals, extensions and reversions of any of the foregoing and all moral rights (however denominated) (other than Database Rights), together with any waivers of such moral rights to the extent permitted under applicable Law (“Copyrights”); (e) Software; (f) Database Rights; (g) trade secrets, non-public discoveries, concepts, ideas, research and development, technology, know-how, formulae, inventions, compositions, processes, techniques, technical data and information, procedures, semiconductor device structures, drawings, specifications, customer lists, customer data, data, supplier lists, pricing and cost information, and business and marketing plans and proposals, in each case, that are proprietary (in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or issued Patents) (“Trade Secrets”); and (h) social media accounts and handles (“Social Media Accounts”).

“Intellectual Property Cross License Agreement” means the Intellectual Property Cross License Agreement, in substantially the form attached hereto as Exhibit C, entered into or to be entered into by and among one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand.

“Intended Tax Treatment” has the meaning set forth in the Tax Matters Agreement.

“Intercompany Accounts” has the meaning set forth in Section 2.3(a).

“Intercompany Arrangement” means any Contract or transaction between any member of the Parent Group, on the one hand, and any member of the SpinCo Group, on the other hand.

“Intercompany Deeds” means the deeds (or similar instruments) conveying a fee simple interest (or local equivalent) in real property, together with any applicable transfer Tax forms and other documents required under applicable Law, (a) from a member of the Parent Group, as grantor, to a member of the SpinCo Group, as grantee, or (b) from a member of the SpinCo Group, as grantor, to a member of the Parent Group, as grantee.

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“Intercompany Leases” means the real property leases by and between (a) a member of the Parent Group, as lessor, and a member of the SpinCo Group, as lessee, or (b) a member of the SpinCo Group, as lessor, and a member of the Parent Group, as lessee.

“Intercompany Subleases” means the real property subleases by and between (a) a member of the Parent Group, as sublessor, and a member of the SpinCo Group, as sublessee, and (b) a member of the SpinCo Group, as sublessor, and a member of the Parent Group, as sublessee (if any).

“Internal Investigation” means any inquiry, investigation, probe, audit or inspection conducted by a member of the Parent Group or the SpinCo Group.

“Joint Actions” has the meaning set forth in Section 5.11(c).

“Known Counsel” has the meaning set forth in Section 6.10.

“Law” means any statute, law, regulation, ordinance, rule, judgment, rule of common law, order, decree, Governmental Approval, concession, grant, franchise, license, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether prior to, now or hereinafter in effect.

“Lease Assignments” means the assignments of real property leases and subleases by and between (a) a member of the Parent Group, as assignor, and a member of the SpinCo Group, as assignee, or (b) a member of the SpinCo Group, as assignor, and a member of the Parent Group, as assignee.

“Liabilities” means any and all claims, debts, demands, causes of action, suits, damages, fines, penalties, obligations, prohibitions, accruals, accounts payable, bonds, indemnities and similar obligations, agreements, promises, guarantees, make-whole agreements and similar obligations, and other liabilities, obligations or requirements of any kind or nature, including all contractual obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Law, Action, threatened or contemplated Action or any award of any arbitrator or mediator, and those arising under any Contract, including those arising under this Agreement or any Ancillary Agreement, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. For the avoidance of doubt, Liabilities shall include reasonable attorneys’ fees and expenses, the costs and expenses of all assessments, judgments, settlements, compromises and resolutions, and any and all other costs and expenses whatsoever reasonably incurred in connection with anything contemplated by the immediately preceding sentence (including reasonable costs and expenses incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions).

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“Liens” means all liens, pledges, charges, claims, security interests, purchase agreements, options, restrictions on transfer or other encumbrances.

“Local Transfer Agreement” means any agreement entered into for the purpose of effecting the Separation Transactions in accordance with the Laws of an applicable jurisdiction, including those set forth on Section 1.1(c) of the Disclosure Letter, other than any Master Ancillary Agreement.

“Managing Party” has the meaning set forth in Section 5.11(d).

“Master Ancillary Agreements” means the Employee Matters Agreement, the Confirmation of Intellectual Property Assignment, the Intellectual Property Cross License Agreement, the Trademark License Agreements, the Tax Matters Agreement, the Real Estate Matters Agreement and the Transition Services Agreement.

“Maximum Cash Amount” means the amount of SpinCo Cash set forth on Schedule I of Section 1.1(d) of the Disclosure Letter.

“Minimum Cash Amount” means, with respect to each SpinCo Cash Jurisdiction, the amount of SpinCo Cash set forth in the column of Schedule II of Section 1.1(d) of the Disclosure Letter titled “Minimum Cash Amount”.

“Merger” has the meaning set forth in the Recitals hereof.

“Merger Agreement” has the meaning set forth in the Recitals hereof.

“Merger Partner” has the meaning set forth in the Recitals hereof.

“Merger Partner Common Stock” means the common stock, par value $0.01 per share, of Merger Partner.

“Merger Partner Equity Award” has the meaning set forth in the Merger Agreement.

“Merger Sub” has the meaning set forth in the Recitals hereof.

“Merger Tax Opinion” has the meaning set forth in the Merger Agreement.

“Mixed Action” means any Action in respect of which an Indemnifying Party may be obligated to provide indemnification pursuant to this Agreement that involves both Parent Assets or Parent Liabilities, on the one hand, and SpinCo Assets or SpinCo Liabilities, on the other hand.

“Negotiation Period” has the meaning set forth in Section 9.3.

“Non-Managing Party” has the meaning set forth in Section 5.11(d).

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“Non-U.S. Benefit Plan” means, with respect to an entity, each plan, program, policy, agreement, arrangement or understanding that is maintained primarily for the benefit of employees outside of the United States and is a deferred compensation, executive compensation, incentive bonus or other bonus, pension, profit sharing, savings, retirement, severance pay, salary continuation, life, death benefit, health, hospitalization, sick leave, vacation pay, disability or accident insurance or other employee benefit plan, program, agreement or arrangement sponsored, maintained or contributed to by such entity or to which such entity is a party or under which such entity has any obligation; provided that no (a) Parent Equity Compensation Award, nor any plan under which any such Parent Equity Compensation Award is granted, (b) plan, program or arrangement sponsored by a Governmental Authority or (c) plan, policy, program, arrangement or understanding mandated by applicable Law, will constitute a “Non-U.S. Benefit Plan.” In addition, no Employment Agreement will constitute a Non-U.S. Benefit Plan for purposes hereof.

“Notice of Objection” has the meaning set forth in Section 2.7(c)(i).

“One-Step Spin-Off” has the meaning set forth in the Recitals.

“Other Party’s Auditors” has the meaning set forth in Section 6.5(d).

“Outside Date” has the meaning set forth in the Merger Agreement.

“Parent” has the meaning set forth in the Preamble hereof.

“Parent Account” means any bank, brokerage or similar account owned by Parent or any other member of the Parent Group.

“Parent Assets” means all of Parent’s and its Subsidiaries’ rights, title and interest in all of the Assets of Parent and its Subsidiaries, other than the SpinCo Assets, including all of Parent’s and its Subsidiaries’ right, title and interest in the following Assets (provided that “Parent Assets” shall not include any Tax Attribute, Tax Benefit or Tax Record (each, as defined in the Tax Matters Agreement) or any other Tax assets, the allocation of which shall be governed exclusively by the Tax Matters Agreement):

(a) all Assets that are provided by this Agreement or any Ancillary Agreement as Assets to be retained by, or allocated to, any member of the Parent Group;

(b) all cash and cash equivalents, other than SpinCo Cash;

(c) all Equity Interests in the members of the Parent Group (other than Parent);

(d) all Parent Real Property;

(e) except for the SpinCo Contracts, the SpinCo Real Property Leases or the Shared Contracts, or as otherwise expressly provided herein, all interests of Parent and its Subsidiaries in Contracts to which Parent or its Subsidiaries are parties;

(f) all causes of action (including counterclaims) and defenses of Parent and its Subsidiaries against third parties to the extent relating to any of the Parent Business, the Parent Assets or the Parent Liabilities as well as any books, records and privileged information relating thereto;

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(g) the Parent Intellectual Property;

(h) all nontransferable Permits of Parent and its Subsidiaries and all Permits held by Parent and its Subsidiaries that are not primarily used in, or primarily required for, the operation or ownership of the SpinCo Business or the SpinCo Assets;

(i) without limiting SpinCo’s rights expressly provided under Article VII, all policies and programs of, or agreements for, insurance and interests in insurance pools and programs of Parent and its Subsidiaries (in each case including self-insurance, captive insurance and insurance from Affiliates, but excluding the SpinCo Insurance Policies) (collectively, “Parent Insurance Policies”) and all rights of any nature of Parent and its Subsidiaries with respect to any Parent Insurance Policy, including any recoveries thereunder and any rights to assert claims seeking any such recoveries;

(j) all personnel and employment records for employees and former employees of Parent and its Subsidiaries who are not SpinCo Employees;

(k) the Parent Business Records;

(l) all rights related to the Parent Portion of any Shared Contract or Surviving Intercompany Arrangement;

(m) the Parent Retained Assets; and

(n) all other Assets, properties, rights, agreements, and claims of Parent and its Subsidiaries, other than those addressed above in this definition, in each case, that are not, SpinCo Assets or were not, during the Reference Period, primarily used in the SpinCo Business, wherever located, whether tangible or intangible, real, personal or mixed.

“Parent Business” means all businesses and operations as conducted immediately prior to the Distribution or as formerly conducted by Parent and its Subsidiaries other than the SpinCo Business.

“Parent Business Records” means all Business Records of Parent and its Subsidiaries other than the SpinCo Business Records.

“Parent Credit Support Instruments” has the meaning set forth in Section 3.1(a).

“Parent Directed Actions” has the meaning set forth in Section 5.11(b)(i).

“Parent Employee” means each individual who is an employee of Parent or any of its Subsidiaries and who, as of the close of business on the Distribution Date, is not a SpinCo Employee (whether employed by the Parent Group or the SpinCo Group) or a Former SpinCo Employee. For the avoidance of doubt, Parent Employees also include Parent Delayed Transferees (as defined in the Employee Matters Agreement), effective as of the Applicable Transfer Date (as defined in the Employee Matters Agreement).

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“Parent Group” means, Parent and each Subsidiary of Parent that is or was a Subsidiary of Parent at the time in respect of which the relevant determination is being made, but excluding any member of the SpinCo Group.

“Parent Indemnitees” has the meaning set forth in Section 5.2.

“Parent Intellectual Property” means all Intellectual Property owned by Parent or its Subsidiaries (excluding the SpinCo Intellectual Property) including (a) all rights to the Parent Names and (b) any Intellectual Property listed in Section 1.1(e) of the Disclosure Letter (the foregoing (a) and (b), the “Specified Parent Intellectual Property”).

“Parent Irish Tax Opinion” has the meaning set forth in the Merger Agreement.

“Parent Liabilities” means, without duplication, the following Liabilities: (a) all Liabilities of Parent and its Subsidiaries to the extent relating to, arising out of, or resulting from, any Parent Asset or the Parent Business, (b) all obligations of Parent and its Subsidiaries to the extent relating to, arising out of or resulting from the Parent Portion of any Shared Contract or Surviving Intercompany Arrangement, (c) all Parent Retained Liabilities, (d) all Liabilities to the extent relating to, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information disclosed regarding Parent, any member of the Parent Group, the Parent Business, SpinCo, any member of the SpinCo Group or the SpinCo Business in the Disclosure Documents and any other documents filed with the Commission or used in documents for an offering of securities in connection with the Distribution or an offering of securities contemplated by this Agreement or the transactions contemplated by the Merger Agreement (including, for the avoidance of doubt, the issuance of the SpinCo Debt); and (e) all Liabilities that are provided by this Agreement or any Ancillary Agreement as Liabilities to be assumed or retained by, or allocated to, any member of the Parent Group; provided that in no event shall a SpinCo Liability be a Parent Liability; provided, that “Parent Liabilities” shall not include any Liabilities for Taxes, which shall be governed exclusively by the Tax Matters Agreement.

“Parent Names” means (a) any Marks owned by Parent or its Affiliates containing “Eaton,” “Eatonite,” “EBS,” “Eaton Business System,” “ProLaunch,” “Breaktor,” “Bussmann” or “Martek” or any Eaton-formative mark that contains the “Eaton” name, in each case, either alone or in combination with other words or elements or any variations, translations, transliterations or derivatives thereof or any Marks confusingly similar thereto, and (b) all other Marks owned by Parent or its Affiliates, except for those Marks included in the SpinCo Intellectual Property.

“Parent Policy Pre-Separation Insurance Matters” means any (a) circumstance known by the SpinCo Group or the Parent Group or claim made against the SpinCo Group or the Parent Group and, in either case, reported to the applicable insurer(s) prior to the Distribution Date in respect of an act, omission or Liability occurring prior to the Distribution Date that results in a Liability under a “claims-made-based” or an “occurrence-reported-based” insurance policy of the

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Parent Group (excluding self-insurance, captive insurance and insurance from Affiliates) in effect prior to the Distribution Date or under any extended reporting period thereof, (b) claim (whether made prior to, on or following the Distribution Date) in respect of any incident occurring prior to the Distribution Date, made under the Available Insurance Policies in effect prior to the Distribution Date or (c) if and solely to the extent Parent so elects by written notice to SpinCo, claims made against the SpinCo Group after the Distribution Date in respect of an act, omission or Liability occurring prior to the Distribution Date that results in a Liability under the “claims-made-based” insurance policies, including any runoff coverage thereunder, of the Parent Group so elected by Parent, other than Available Insurance Policies.

“Parent Portion” means that portion of any Shared Contract or any Surviving Intercompany Arrangement, as applicable, that is not related to the SpinCo Business.

“Parent Real Property” means, except for the SpinCo Owned Real Property and SpinCo Leased Real Property, all of Parent and its Subsidiaries’ right, title and interest in owned and leased real property and other interests in real property, including all such right, title and interest under each real property lease, sublease, license or other occupancy agreement pursuant to which any of them leases, subleases, licenses or otherwise occupies any such real property, including all improvements, fixtures and appurtenances thereto and rights in respect thereof.

“Parent Retained Assets” means the Assets to be retained by the Parent Group as set forth on Section 1.1(g) of the Disclosure Letter.

“Parent Retained Liabilities” means the Liabilities to be retained by the Parent Group as set forth on Section 1.1(h) of the Disclosure Letter.

“Parent Shares” means the ordinary shares, $0.01 par value per share, of Parent.

“Parent Spin-Off Tax Opinion” has the meaning set forth in the Merger Agreement.

“Parent Tax Opinions” has the meaning set forth in the Merger Agreement.

“Party” means any party hereto, and “Parties” means all parties hereto.

“Paying Party” has the meaning set forth in Section 2.3(d)(iii).

“Permits” means all licenses, permits, franchises, approvals, registrations, authorizations, consents, certifications or orders of, or filings with, any Governmental Authority.

“Permitted Reorganization Amendment” has the meaning set forth in Section 2.1(j).

“Person” means an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Authority or works council.

“Personal Data” means any information defined as “Personal Data,” “Personally Identifiable Information,” “Personal Information” or similar term by the Data Protection Laws.

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“Real Estate Matters Agreement” means the Real Estate Matters Agreement, in substantially the form attached hereto as Exhibit F, entered into or to be entered into by and between Parent and SpinCo.

“Real Estate Separation Documents” means the Intercompany Deeds, the Intercompany Leases, the Intercompany Subleases, the Lease Assignments, and any agreements entered into between members of the Parent Group, on the one hand, and members of the SpinCo Group, on the other, in connection with the allocation and transfer of interests in real properties in connection with the transactions contemplated hereby.

“Real Estate Transaction(s)” means each conveyance, assignment, transfer, novation, lease or sublease of owned or leased real property pursuant to this Agreement or any Ancillary Agreement.

“Receipt” has the meaning set forth in Section 2.3(d)(iii).

“Receiving Party” has the meaning set forth in Section 2.1(d).

“Record Date” means the close of business on the date determined by the board of directors of Parent as the record date for determining the holders of record of Parent Shares in respect of which shares of SpinCo Shares will be distributed pursuant to the Distribution.

“Record Holders” means the holders of record of Parent Shares (other than, for the avoidance of doubt Parent Shares held by Parent as treasury shares) as of the Record Date.

“Reference Period” means the Distribution Date and the twelve (12) months immediately prior thereto.

“Replacement Indemnitor” has the meaning set forth in Section 8.6.

“Representative” has the meaning set forth in Section 6.9(a).

“Resolution Period” has the meaning set forth in Section 2.7(c)(ii).

“Responsible Party” has the meaning set forth in Section 2.3(d)(iii).

“Restricted Period” has the meaning set forth in Section 8.3(a).

“Restrictive Covenant Sections” has the meaning set forth in Section 8.4.

“Restructuring” has the meaning set forth in the Recitals hereof.

“Restructuring Plan” has the meaning set forth in Section 2.1.

“Royal Precision” means Royal Precision Holdings Corp., a Delaware corporation.

“Royal Precision Purchase Price” has the meaning set forth in the Royal Precision Purchase Agreement.

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“Royal Precision Equity Interests” has the meaning set forth in the Royal Precision Purchase Agreement.

“Royal Precision Purchase Agreement” means the Equity Purchase Agreement, in substantially the form attached to the Merger Agreement as Exhibit C, to be entered into by and between Eaton Ohio and Merger Partner.

“Separate Conveyance” means the transactions contemplated by the Separate Conveyancing Instruments.

“Separate Conveyancing Instruments” means, collectively, the Royal Precision Purchase Agreement, the Specified Asset Purchase Agreement (if any), or any conveyancing, transfer, sale or assignment agreement solely relating to the foregoing.

“Separation” has the meaning set forth in the Recitals.

“Separation Transactions” means the Restructuring, the Distribution and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Shared Contract” means each Contract set forth on Section 1.1(i) of the Disclosure Letter.

“Software” means (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, middleware, development tools, templates, menus, buttons and icons and (c) documentation, including user manuals, and other training documentation, related to any of the foregoing, in each case excluding Databases.

“Specified Asset Purchase Agreement” has the meaning set forth in Section 2.1(j) of the Disclosure Letter.

“Specified Asset Purchase Price” has the meaning set forth in Section 2.1(j) of the Disclosure Letter.

“Specified Asset Transfer Election” has the meaning set forth in Section 2.1(j) of the Disclosure Letter.

“Specified Assets” has the meaning set forth in Section 2.1(j) of the Disclosure Letter.

“Specified Confidential Information” has the meaning set forth in Section 6.9.

“Specified End Markets” means original equipment manufacturers and aftermarket customers of heavy-, medium-, and light-duty trucks, SUVs, CUVs, passenger cars, construction, agriculture, material handling and mining equipment.

“SpinCo” has the meaning set forth in the Preamble hereof.

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“SpinCo Account” means any bank, brokerage or similar account owned by SpinCo or any other member of the SpinCo Group.

“SpinCo Assets” means, without duplication, the following Assets of the Parent Group or the SpinCo Group (provided that “SpinCo Assets” shall not include any Tax Attribute, Tax Benefit or Tax Record (each, as defined in the Tax Matters Agreement) or any other Tax Assets, the allocation of which shall be governed exclusively by the Tax Matters Agreement):

(a) all Assets that are provided by this Agreement or any Ancillary Agreement as Assets to be assigned to or retained by, or allocated to, any member of the SpinCo Group;

(b) all Assets included or reflected as Assets of the SpinCo Group or the SpinCo Business on the SpinCo Business Balance Sheet, subject to any dispositions of such Assets subsequent to the date of the SpinCo Business Balance Sheet, in each case excluding all cash and cash equivalents (except for SpinCo Cash);

(c) all Assets as of the Distribution Date that are of a nature or type that would have resulted in such Assets being included or reflected as Assets of the SpinCo Group or the SpinCo Business on the SpinCo Business Balance Sheet if such balance sheet were prepared as of the Distribution Date on a basis consistent with the determination of the Assets included on the SpinCo Business Balance Sheet, in each case excluding any Intellectual Property;

(d) all interests in the capital stock of, or other equity interests in, the members of the SpinCo Group (other than SpinCo) and all other equity, partnership, membership, joint venture and similar interests held by any member of the SpinCo Group or set forth on Section 1.1(o) of the Disclosure Letter under the captions “SpinCo Joint Venture Interests and Other Equity Interests,” or “Subsidiaries,” as applicable;

(e) the SpinCo Contracts;

(f) all rights related to the SpinCo Portion of any Shared Contract or Surviving Intercompany Arrangement;

(g) the SpinCo Owned Real Property, together with all buildings, fixtures and improvements erected thereon;

(h) the SpinCo Leased Real Property and the SpinCo Real Property Leases;

(i) the SpinCo Intellectual Property, including all rights to file for protection thereof and claim priority therefrom and to sue and recover for past, present or future infringement, misappropriation or violation thereof;

(j) the SpinCo Benefit Plans and the SpinCo Non-U.S. Benefit Plans and all assets, trust, insurance policies, funding instruments and administrative contracts related thereto (or, in the case of assets shared with Parent Benefit Plans or Parent Non-U.S. Benefit Plans, the portion thereof assigned or transferred to, or retained by, a member of the SpinCo Group pursuant to the Employee Matters Agreement);

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(k) all tangible personal property and interests therein, including machinery, equipment, furniture, office equipment, vehicles, spare and replacement parts and equipment and other tangible property that is used or held for use primarily in the conduct of the SpinCo Business;

(l) all raw materials, work-in-process, finished goods, supplies and other inventories that are used or held for use primarily in the conduct of the SpinCo Business;

(m) all trade accounts receivable and other receivables (other than any Surviving Intercompany Arrangements) to the extent related to the SpinCo Business;

(n) all Permits that are primarily used in, or exclusively required for, the operation or ownership of the SpinCo Business or the SpinCo Assets, excluding any Permits that may not be, or are not permitted to be, transferred due to restrictions under applicable Law, pursuant to their terms or otherwise (the “SpinCo Permits”);

(o) the SpinCo Insurance Policies;

(p) the SpinCo Business Records;

(q) the other Assets listed on Section 1.1(j) of the Disclosure Letter;

(r) all causes of action (including counterclaims) and defenses against third parties to the extent related to the SpinCo Assets, other than those described in clause (f)(ii) of the definition of Parent Assets; and

(s) all other Assets, properties, Information, rights and claims of Parent and its Subsidiaries, other than those addressed above in this definition, in each case that are or were, during the Reference Period, primarily used in or related to the SpinCo Business, wherever located, whether tangible or intangible, real, personal or mixed.

Notwithstanding the foregoing, (A) for the purpose of the “SpinCo Asset” definition, allocation of ownership of any Intellectual Property owned by Parent or its Affiliates shall be determined pursuant to prong (i) above (for clarity, Intellectual Property owned by Parent or its Affiliates shall be deemed excluded from each of prongs (a)-(h) and (j)-(s), in each case, except to the extent that such Intellectual Property constitutes SpinCo Intellectual Property) and (B) the SpinCo Assets shall not include any rights or interests of any member of the Parent Group under this Agreement or any Ancillary Agreement; (C) for the avoidance of doubt, the SpinCo Assets shall include all rights and interests of any member of the SpinCo Group under this Agreement or any Ancillary Agreement; and (D) the SpinCo Assets shall not include any copies of the drawings, specifications and designs relating to Bussmann Products.

“SpinCo Available Insurance Policies” means the insurance policies listed on Section 1.1(k) of the Disclosure Letter under the caption “SpinCo Available Insurance Policies.”

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“SpinCo Benefit Plan” means (a) any Benefit Plan sponsored or maintained by any member of the SpinCo Group or (b) any Benefit Plan (other than as set forth in (a)) sponsored or maintained by Parent or any of its Subsidiaries exclusively for the benefit of the SpinCo Employees or Former SpinCo Employees. For the avoidance of doubt, no member of the SpinCo Group will be deemed to sponsor or maintain any Benefit Plan if its relationship to such Benefit Plan is solely to administer such Benefit Plan or provide to the Parent Group any reimbursement in respect of such Benefit Plan.

“SpinCo Borrower” has the meaning set forth in Section 4.1(c).

“SpinCo Business” means Parent’s Vehicle and eMobility segments (as described in the Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Commission by Parent), as conducted during the Reference Period by Parent and its Subsidiaries, together with the former businesses listed on Section 1.1(l) of the Disclosure Letter; provided, that, for the avoidance of doubt, “SpinCo Business” shall not include Parent’s Electrical Americas, Electrical Global and Aerospace business segments.

“SpinCo Business Balance Sheet” means the audited combined balance sheets of SpinCo as of December 31, 2025, included in the SpinCo Audited Financial Statements (as defined in the Merger Agreement).

“SpinCo Business Records” means all Business Records of Parent and its Subsidiaries exclusively related to the SpinCo Business, but excluding in all cases the Intellectual Property (other than SpinCo Intellectual Property) therein, and excluding in all cases (a) all corporate minute books (and other similar corporate records) and stock records of Parent and its Subsidiaries (other than the members of the SpinCo Group), (b) all Business Records relating to the Parent Assets, (c) any Business Records of or in the possession of Parent and its Subsidiaries that (i) relate to discussions or negotiations with any third party with respect to a sale of the SpinCo Business, including the identity of such third parties, or relate to Parent and its Subsidiaries’ preparations for the transactions contemplated by this Agreement, (ii) any of Parent or its Subsidiaries are required by Law to retain (copies of which, to the extent related to the SpinCo Business and as permitted by Law, will be made available to SpinCo upon SpinCo’s reasonable request) or (iii) any of Parent or its Subsidiaries are prohibited by Law from delivering to SpinCo (including by transfer of equity in any members of the SpinCo Group).

“SpinCo Cash Amount” means the aggregate amount of cash and cash equivalents determined in accordance with the Accounting Principles, in accounts held by a member of the SpinCo Group as of immediately prior to the Distribution (the “SpinCo Cash”). Cash shall include any checks, wire drafts and deposits in transit for the account held by a member of the SpinCo Group, and exclude (A) Insurance Proceeds received after the date of the SpinCo Business Balance Sheet that were generated by Assets that, had the event giving rise to such Insurance Proceeds not occurred, would have been SpinCo Assets (to the extent not previously applied to replace or repair a SpinCo Asset), (B) any cash deposits, cash or cash equivalents (I) held in escrow accounts or as collateral in respect of any obligation, (II) prohibited from being freely transferred by applicable Law or Contract; or (III) any security deposits, earnest deposits, bid deposits, performance deposits, lease deposits, utility deposits and similar other deposits, or any other forms of deposits, and (C) any other cash or cash equivalents that is not immediately available (or, in the case of cash

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equivalents, maturing and converting into cash within 30 days of the Distribution Date) on an unrestricted basis to be used for the payment of obligations. The SpinCo Cash Amount shall be reduced by any overdrafts and outstanding checks, wire transfers and drafts issued by a member of the SpinCo Group but not yet cleared. Notwithstanding anything to the contrary contained herein, in determining the SpinCo Cash Amount, any Cash held by the SpinCo Group in any SpinCo Cash Jurisdiction that is in excess of the applicable Minimum Cash Amount for such jurisdiction shall be reduced by the percentage for such SpinCo Cash Jurisdiction set forth in the column of Schedule II of Section 1.1(d) of the Disclosure Letter titled “Percentage Reduction of Amount in Excess of Minimum Cash Amount”.

“SpinCo Cash Jurisdiction” means each jurisdiction (or series of jurisdictions) set forth on Section 1.1(n) of the Disclosure Letter.

“SpinCo Charter” means the certificate of incorporation of SpinCo.

“SpinCo Contract” means the following Contracts to which Parent or any of its Subsidiaries (including any member of the SpinCo Group) is a party or by which Parent or any of its Subsidiaries or any of their respective Assets is bound, whether or not in writing, in each case, immediately prior to the Distribution, except for any such Contract or part thereof that is expressly contemplated to be assigned to or retained by, or allocated to, any member of the Parent Group pursuant to any provision of this Agreement or any other Ancillary Agreement:

(a) any such Contract that is primarily related to the SpinCo Business, other than any Shared Contract, any joint venture governing agreement, any Contract relating to the leasing, subleasing, licensing or occupancy of real property or any Parent Retained Asset;

(b) the SpinCo Joint Venture Agreements;

(c) any Contract listed or described on Section 1.1(m) of the Disclosure Letter; and

(d) any Contract that is otherwise contemplated pursuant to this Agreement or any of the other Ancillary Agreements to be assigned to or retained by, or allocated to, any member of the SpinCo Group.

“SpinCo Credit Support Instruments” has the meaning set forth in Section 3.2(a).

“SpinCo Debt” has the meaning set forth in Section 4.1(c).

“SpinCo Directed Actions” has the meaning set forth in Section 5.11(a)(i).

“SpinCo Employee” means each (a) employee (including any employee on an approved leave of absence from which the employee is reasonably expected to return to active employment within six (6) months following the Distribution Date) employed by Parent or any of its Subsidiaries (including any SpinCo Entity) who (x) provided services to the SpinCo Business that were greater than 50% of the total services provided by such individual to Parent as of immediately prior to the Distribution, and (y) is listed on Schedule 1.1(b) to the Employee Matters Agreement, (b) individual whose employment transfers to a SpinCo Entity pursuant to applicable

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Law, and (c) other individual (i) listed on Schedule 1.1(c)(i) to the Employee Matters Agreement or (ii) hired or reassigned by Parent or any of its Subsidiaries in compliance with the Merger Agreement between the date of the Employee Matters Agreement and the Distribution Date to replace any of the individuals included on Schedule 1.1(c)(i) to the Employee Matters Agreement, including, in the case of clause (i) or (ii), any individual on an approved leave of absence from which the employee is reasonably expected to return to active employment within six (6) months following the Distribution Date. Notwithstanding the foregoing, no individual listed on Schedule 1.1(c)(ii) to the Employee Matters Agreement shall be considered a SpinCo Employee.

“SpinCo Group” means, (a) SpinCo and each Subsidiary of SpinCo that is or was a Subsidiary of SpinCo at the time in respect of which the relevant determination is being made and (b) each entity set forth on Section 1.1(o) of the Disclosure Letter under the caption “Subsidiaries,” each of which is contemplated to become a Subsidiary in connection with the Restructuring, in each case of this clause (b), until such time thereafter as it ceases to be a Subsidiary of SpinCo. For the avoidance of doubt, (x) the SpinCo Group shall include Royal Precision and each Subsidiary of Royal Precision and (y) the SpinCo Group shall not include Merger Partner or any Subsidiary of Merger Partner.

“SpinCo Indebtedness” means, without duplication, and including the principal of and any accrued and unpaid interest and accrued and unpaid commitment fees thereon, premiums, penalties, costs payable in connection with payment or prepayment (including any breakage costs, prepayment or early termination penalties, foreign currency charges or conversion expenses), fees or other amounts in each case owing in respect of the aggregate amount outstanding as of immediately prior to the Distribution with respect to any of the following of any member of the SpinCo Group: (a) obligations for borrowed money (whether current or funded, secured or unsecured); (b) obligations evidenced by bonds, debentures, notes, debt securities or other similar instruments, (c) obligations under any letters of credit, performance bonds, surety bonds, bankers acceptances or similar instruments to the extent drawn and not reimbursed (reduced by any SpinCo Cash held as collateral in respect thereof), (d) obligations under leases which have been, or should be in accordance with GAAP, finance leases, (e) obligations pursuant to, or under, any interest rate, currency, commodity or other swap, collar, cap, derivative or other hedging or similar agreements or arrangements (valued at the termination thereof), (f) all obligations for the deferred or unpaid purchase price of property, business, goods, equipment, assets, services, purchase price settlement or adjustment obligations, and contingency payments, or for earn-outs or similar obligations (in each case, calculated at the full amount of payments outstanding), (g) accrued and unpaid severance obligations with respect to Former SpinCo Employees, together with the employer portion of any Taxes payable with respect thereto, (h) SpinCo Transaction Expenses, (i) declared dividends or other distributions to SpinCo’s equity holders for which the record date occurs prior to the Distribution but not paid as of immediately prior to the Distribution Time (but excluding any transactions contemplated by this Agreement, including the SpinCo Payment); (j) to the extent not already covered in the preceding clause (g), all accrued and unpaid liabilities (but excluding any Taxes, which shall be governed by the Tax Matters Agreement) incurred in connection with the multi-year restructuring program that commenced in 2024 and is described in the Parent Reports (as defined in the Merger Agreement); and (k) guaranties of any obligations of the types described in the preceding clauses (a) through (j), inclusive, of any other Person. For the avoidance of doubt, the term “SpinCo Indebtedness” shall not include (A) any amounts available under any debt instrument to the extent undrawn or uncalled, (B) any indebtedness between wholly-owned members of the SpinCo Group, (C) Total SpinCo Debt or (D) any Expenses (as defined in the Merger Agreement) for which Merger Partner is responsible pursuant to the Merger Agreement.

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“SpinCo Indemnitees” has the meaning set forth in Section 5.3.

“SpinCo Insurance Policies” means the insurance policies and programs listed in Section 1.1(p) of the Disclosure Letter.

“SpinCo Intellectual Property” means (a) any and all Intellectual Property (excluding Databases and Software), in each case, that is owned by Parent or any of its Subsidiaries and that is primarily related to the SpinCo Business, including the Intellectual Property set forth on Section 1.1(q)(i) of the Disclosure Letter and (b) any and all Software or Databases that are owned by Parent or any of its Subsidiaries and that are exclusively related to the SpinCo Business, including the Software and Databases set forth on Section 1.1(q)(ii) of the Disclosure Letter; provided, in each case of (a) and (b), that, for the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, SpinCo Intellectual Property shall not include any (i) Specified Parent Intellectual Property or (ii) any Marks covered by subclause (a) of the definition of “Parent Names.”

“SpinCo Joint Venture Agreements” means those Contracts governing the rights and obligations associated with the ownership of the SpinCo Joint Venture Interests, other than the Contracts listed in Section 1.1(r) of the Disclosure Letter.

“SpinCo Joint Venture Interests” means the joint venture interests and equity interests identified as SpinCo Joint Venture Interests and Other Equity Interests on Section 1.1(o) of the Disclosure Letter.

“SpinCo Leased Real Property” means the real property leased or subleased by Parent or any of its Subsidiaries, as lessee or sublessee that is listed in Section 1.1(s) of the Disclosure Letter.

“SpinCo Liabilities” means, without duplication, whether relating to periods prior to, on or after the Distribution:

(a) all Liabilities that are provided by this Agreement or any Ancillary Agreement as Liabilities to be assumed or retained by, or allocated to, any member of the SpinCo Group;

(b) all Liabilities to the extent arising from, related to or resulting from the SpinCo Assets or the ownership, operation or conduct of the SpinCo Business;

(c) all Liabilities included or reflected as Liabilities or obligations of the SpinCo Group or the SpinCo Business on the SpinCo Business Balance Sheet, subject to any discharge of such Liabilities subsequent to the date of the SpinCo Business Balance Sheet;

(d) all Liabilities as of the Distribution Date that are of a nature or type that would have resulted in such Liabilities being included or reflected as Liabilities or obligations of the SpinCo Group or the SpinCo Business on the SpinCo Business Balance Sheet if such balance sheet were prepared as of the Distribution Date on a basis consistent with the determination of the Liabilities included on the SpinCo Business Balance Sheet;

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(e) except to the extent set forth in the Real Estate Matters Agreement, all Liabilities arising under Environmental Laws, in each case to the extent related to, arising out of or resulting from (i) the SpinCo Assets or (ii) the SpinCo Business;

(f) except as set forth in the Employee Matters Agreement, all Liabilities to the extent relating to, arising out of or resulting from (i) the employment or services, or termination of employment or services, of any SpinCo Employee or Former SpinCo Employee or (ii) any SpinCo Benefit Plan or SpinCo Non-U.S. Benefit Plan;

(g) all Liabilities to the extent arising from the SpinCo Portion of any Shared Contract or Surviving Intercompany Arrangement;

(h) all Liabilities listed or described on Section 1.1(t) of the Disclosure Letter; and

(i) all Liabilities to the extent relating to, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information solely regarding Merger Partner, its Affiliates and its and their businesses, assets or liabilities contained in or incorporated by reference into any Disclosure Document and any other documents filed with the Commission or used in documents for an offering of securities in connection with the Distribution or an offering of securities as otherwise contemplated by this Agreement or the transactions contemplated by the Merger Agreement (including, for the avoidance of doubt, the issuance of the SpinCo Debt).

Notwithstanding the foregoing, for the purpose of the “SpinCo Liabilities” definition, Liabilities to the extent arising from, related to or resulting from Intellectual Property shall be deemed excluded from each of prongs (c) and (d), in each case, except to the extent that such Liabilities are otherwise covered by prongs (a), (b), (e)-(i) of this definition of “SpinCo Liabilities.”

For the avoidance of doubt, the SpinCo Liabilities shall not include any Parent Retained Liabilities or any other Liabilities of any member of the Parent Group under this Agreement or any Ancillary Agreement, or any Liabilities for Taxes, which shall be governed by the Tax Matters Agreement.

“SpinCo Non-U.S. Benefit Plan” means (i) any Non-U.S. Benefit Plan sponsored or maintained by a member of the SpinCo Group or (ii) any Non-U.S. Benefit Plan (other than as set forth in (i)) sponsored or maintained by Parent and any of its Subsidiaries exclusively for the benefit of the SpinCo Employees or former employees of the SpinCo Business. For the avoidance of doubt, such plans do not include any statutory programs, including retirement, severance, termination or insurance benefits required by applicable Law.

“SpinCo Owned Real Property” means the real property owned in fee (or local equivalent) by Parent or any of its Subsidiaries that is listed in Section 1.1(u) of the Disclosure Letter.

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“SpinCo Payment” has the meaning set forth in Section 4.1(d).

“SpinCo Policy Pre-Separation Insurance Matters” means any (a) circumstance known by the SpinCo Group or the Parent Group or claim made against the SpinCo Group or the Parent Group and reported to the applicable insurer(s) prior to the Distribution Date in respect of an act, omission or Liability occurring prior to the Distribution Date that results in a Liability under a “claims-made-based” or an “occurrence-reported-based” insurance policy of the SpinCo Group in effect prior to the Distribution Date or any extended reporting period thereof, or (b) claim (whether made prior to, on or following the Distribution Date) in respect of facts, circumstances, events or matters occurring prior to the Distribution Date, made under the SpinCo Available Insurance Policies in effect prior to the Distribution Date.

“SpinCo Portion” means that portion of any Shared Contract or any Surviving Intercompany Arrangement, as applicable, that is related to the SpinCo Business.

“SpinCo Real Property Leases” means the leases and subleases for the SpinCo Leased Real Property.

“SpinCo Registration Statements” has the meaning set forth in the Merger Agreement.

“SpinCo Shares” means the ordinary shares, $0.01 par value per share, of SpinCo.

“SpinCo Transaction Expenses” means, without duplication, to the extent not paid prior to the Distribution Time, (w) any and all costs, fees and expenses of outside legal counsel, accountants, experts, consultants, brokers, finders, investment bankers and other representatives incurred by or on behalf of SpinCo or any other member of the SpinCo Group prior to the Distribution; (x) any change in control payment, transaction fee, retention payment or similar obligation or payment, in each case to any SpinCo Employees or Former SpinCo Employees, in each case pursuant to commitments made by Parent prior to the Distribution and for which a member of the SpinCo Group is liable as of immediately prior to the Distribution and solely as a result of the consummation of the Distribution (excluding, for the avoidance of doubt, any “double-trigger” change in control payments, transaction fees, retention payments or similar obligations or payments), together with the employer portion of any Taxes payable with respect thereto; (y) any costs arising from the execution of the physical separation or relocation of any SpinCo Assets or Parent Assets pursuant to the Agreement or any Ancillary Agreement (e.g., moving costs, costs of removing equipment, etc.) and (z) any filing, recording or similar fees incurred in connection with the transfer of any SpinCo Assets or Parent Assets pursuant to this Agreement or any Ancillary Agreement, in each case, in connection with or related to (i) this Agreement, the Merger Agreement or any other Transaction Document to which SpinCo or any other member of the SpinCo Group is a party and the authorization, planning, structuring, preparation, drafting, negotiation, execution and performance of the transactions contemplated hereby or thereby (including the Restructuring, the Distribution, any Separate Conveyances and any fees and expenses for which Parent is responsible under the Merger Agreement), or (ii) the preparation, review and audit of any financial statements of the SpinCo Business; provided, that SpinCo Transaction Expenses shall exclude any Expenses (as defined in the Merger Agreement) for which Merger Partner is responsible pursuant to the Merger Agreement and, except as set forth in the foregoing clause (x), any Taxes, which are governed by the Tax Matters Agreement.

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“Subsidiary” of any Person means any corporation or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries; provided, that the joint ventures listed in Section 1.1(v) of the Disclosure Letter shall not be considered Subsidiaries of Parent or any of its Subsidiaries.

“Surviving Intercompany Arrangements” has the meaning set forth in Section 2.3(b).

“Tax” or “Taxes” has the meaning set forth in the Tax Matters Agreement.

“Tax Benefit” has the meaning set forth in the Tax Matters Agreement.

“Tax Contest” has the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” means the Tax Matters Agreement, in substantially the form attached hereto as Exhibit E, entered into or to be entered into by and between Parent, Eaton Ohio, Eaton HoldCo, SpinCo and Merger Partner on or immediately prior to the Distribution Date.

“Tax Record” has the meaning set forth in the Tax Matters Agreement.

“Tax Return” has the meaning set forth in the Tax Matters Agreement.

“Third-Party Claim” means any written assertion or other commencement by a Person (including any Governmental Authority) who is not a member of the Parent Group or the SpinCo Group of any claim, demand, inquiry or investigation, or the commencement by any such Person of any Action, against any member of the Parent Group or the SpinCo Group.

“Third-Party Proceeds” has the meaning set forth in Section 5.4(a).

“Total SpinCo Debt” means, collectively, any debt incurred by SpinCo or any of its Subsidiaries to finance the SpinCo Payment.

“Trademark License Agreements” means the Trademark License Agreements, in substantially the form attached hereto as Exhibit D, entered into or to be entered into by and among one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand.

“Transfer Limitation” has the meaning set forth in Section 2.1(d).

“Transferring Party” has the meaning set forth in Section 2.1(d).

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“Transition Services Agreement” means the Transition Services Agreement, substantially in the form attached hereto as Exhibit G, entered into or to be entered into by and between Parent and SpinCo.

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

“Unaffiliated Accounting Firm” has the meaning set forth in Section 2.7(c)(iii).

ARTICLE II

THE SEPARATION

Section 2.1 Transfer of Assets and Assumption of Liabilities.

(a) Restructuring Actions. In accordance with the plan and structure set forth on Section 2.1(a) of the Disclosure Letter (such plan and structure, as it may be revised in accordance with Section 2.1(k), being referred to herein as the “Restructuring Plan”) and to the extent not previously effected pursuant to the steps of the Restructuring Plan that have been completed prior to the date of this Agreement, prior to the Distribution, the Parties shall, and shall cause their respective Group members to, execute such instruments of assignment, transfer or conveyance (the “Transfer Documents”) and take such other corporate actions as are necessary to:

(i) transfer and convey to one or more members of the SpinCo Group all of the right, title and interest of the Parent Group in, to and under all SpinCo Assets not already owned by the SpinCo Group (other than the Royal Precision Equity Interests, which shall be transferred pursuant to the Royal Precision Purchase Agreement, and, following a Specified Asset Transfer Election (if any), the Specified Assets, which shall be transferred pursuant to the Specified Asset Purchase Agreement);

(ii) transfer and convey to one or more members of the Parent Group all of the right, title and interest of the SpinCo Group in, to and under all Parent Assets not already owned by the Parent Group;

(iii) cause one or more members of the SpinCo Group to assume all of the SpinCo Liabilities to the extent such Liabilities would otherwise remain Liabilities of any member of the Parent Group; and

(iv) cause one or more members of the Parent Group to assume all of the Parent Liabilities to the extent such Liabilities would otherwise remain Liabilities of any member of the SpinCo Group.

Parent will work in good faith to effect the Restructuring Plan in a timely manner. Parent will afford Merger Partner a reasonable opportunity to review and comment on any Transfer Documents prior to execution, and Parent shall give due and good faith consideration to any such reasonable and timely comments (provided, no such review shall be required if any Transfer Document is based on a form which Merger Partner has previously reviewed and agreed with Parent, unless such Transfer Document differs from the agreed form in any material respect or would adversely affect SpinCo or Merger Partner). Parent shall keep Merger Partner reasonably

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informed of, and, to the extent reasonably requested by Merger Partner from time to time, furnish Merger Partner with information relating to, the determination, transfers or assumptions, as applicable (including any Consents addressed in Section 2.1(d)), of the SpinCo Assets that are proposed to be transferred to, and the SpinCo Liabilities that are proposed to be assumed by, the SpinCo Group under any Transaction Document on a reasonably prompt basis.

The Royal Precision Equity Interests and, following a Specified Asset Transfer Election (if any), the Specified Assets, shall be transferred and conveyed in accordance with the Royal Precision Purchase Agreement or the Specified Asset Purchase Agreement, as applicable, and not pursuant to this Agreement.

(b) SpinCo Wrong Pockets. In the event that it is discovered within twenty-four (24) months after the Distribution that there was an omission of: (i) the transfer or conveyance by SpinCo (or a member of the SpinCo Group) to, or the acceptance or assumption by, Parent (or a member of the Parent Group) of any Parent Asset or Parent Liability, as the case may be, or (ii) the transfer or conveyance by Parent (or a member of the Parent Group) to, or the acceptance or assumption by, SpinCo (or a member of the SpinCo Group) of any SpinCo Asset or SpinCo Liability, as the case may be, the Parties shall promptly upon becoming aware of the foregoing, effect such transfer, conveyance, acceptance or assumption of such Asset or Liability, as the case may be, for no consideration and subject to Section 2.5. Any transfer, conveyance, acceptance or assumption made pursuant to this Section 2.1(b) shall be treated by the Parties for all purposes as if it had occurred on the earlier of (i) immediately prior to the Separation and (ii) the time such Assets and Liabilities would have been transferred, conveyed, accepted or assumed in the Local Transfer Agreement for the jurisdiction to which such Assets relate, except as otherwise required by applicable Law or a Final Determination.

(c) Parent Wrong Pockets. In the event that it is discovered within twenty-four (24) months after the Distribution that there was a transfer or conveyance (i) by SpinCo (or a member of the SpinCo Group) to, or the acceptance or assumption by, Parent (or a member of the Parent Group) of any SpinCo Asset or SpinCo Liability, as the case may be, or (ii) by Parent (or a member of the Parent Group) to, or the acceptance or assumption by, SpinCo (or a member of the SpinCo Group) of any Parent Asset or Parent Liability, as the case may be, the Parties shall promptly upon becoming aware of any of the foregoing, transfer or convey such Asset or Liability back to the transferring or conveying Party or to rescind any acceptance or assumption of such Asset or Liability, as the case may be, for no additional consideration and subject to Section 2.5. Any transfer or conveyance made or acceptance or assumption rescinded pursuant to this Section 2.1(c) shall be treated by the Parties for all purposes as if such Asset or Liability had never been originally transferred, conveyed, accepted or assumed, as the case may be, except as otherwise required by applicable Law or a Final Determination.

(d) Delayed Assets; Delayed Liabilities. To the extent that any transfer or conveyance of any Asset or acceptance or assumption of any Liability (in each case, except with respect to Shared Contracts, which are governed solely by Section 2.4 or Credit Support Instruments, which are governed solely by Article III) required by this Agreement or the Separate Conveyancing Instruments to be so transferred, conveyed, accepted or assumed shall not have been completed prior to the Distribution, during the twenty-four (24) month period following the Distribution, the Parties shall effect (or, in the case of any Registered Intellectual Property or

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applications for registered Intellectual Property, in each case, the transfer or conveyance of which hereunder is required to be filed by the Transferring Party with a Governmental Authority in order to be effected, shall make such filing(s) during such twenty-four (24) month period for) such transfer, conveyance, acceptance or assumption as promptly following the Distribution as shall be practicable. Nothing in this Agreement shall be deemed to require the transfer or conveyance of any Assets or the acceptance or assumption of any Liabilities which by their respective terms (or the terms of any Contract relating to such Asset or Liability) or under applicable Law cannot be so transferred, conveyed, accepted or assumed (a “Transfer Limitation”); provided, however, that, subject to the terms hereof, the Parties shall use reasonable best efforts to obtain any necessary Governmental Approvals and other Consents for the transfer, conveyance, acceptance or assumption (as applicable) of such Asset or Liability as required by this Agreement to be so transferred, conveyed, accepted or assumed. In the event that any such transfer, conveyance, acceptance or assumption (as applicable) has not been completed effective as of the Distribution, the Party retaining such Asset or Liability pursuant to this Section 2.1(d) (or the member of the Party’s Group retaining such Asset or Liability) (the “Transferring Party”) shall thereafter hold such Asset for the use and benefit of the Party (or the member of such Party’s Group) entitled thereto (the “Receiving Party”) (at the expense of the Receiving Party) and retain such Liability for the account, and at the expense, of the Receiving Party. Except as prohibited by applicable Law, with respect to any such Asset that is Intellectual Property, until such time as such Asset is transferred, accepted or assumed, as applicable, by the Receiving Party, the Transferring Party hereby grants, and shall cause each applicable member of its Group to grant, to the Receiving Party and its Group (i) a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sublicensable, right and license (or sub-license, as the case may be) to use, practice and otherwise exploit such Asset and (ii) a covenant not to sue with respect to the Receiving Party and its Group’s use, practice and exploitation of any such Asset that is Intellectual Property and solely in connection with the exploitation of such Asset, in each case under the foregoing clauses (i) and (ii), effective as of the Distribution Date. Each Party (and the applicable members of their respective Groups) shall take such other actions as the Receiving Party shall reasonably request, in each case in order to place the Receiving Party (or the member of its Group), insofar as reasonably possible, in the same position as would have existed had such Asset or Liability been transferred, conveyed, accepted or assumed (as applicable) as and when contemplated by this Agreement (absent this Section 2.1(d)), including in respect of possession, use, risk of loss, potential for gain and control over such Asset or Liability, as the case may be, and all costs and expenses related thereto shall inure to the Receiving Party from the time when such Asset or Liability was contemplated to be transferred pursuant to this Agreement. To the extent a Transferring Party retains a physical asset pursuant this Section 2.1(d), unless otherwise agreed by the relevant parties, such Transferring Party will exercise care for such access in the ordinary course consistent with such Transferring Party’s care for its own physical assets, at the Receiving Party’s expense. As and when any such Asset or Liability becomes transferable or assumable, as the case may be, each Party shall, and shall cause the members of its Group to promptly effect such transfer, conveyance, acceptance or assumption (as applicable). Any transfer, conveyance, acceptance or assumption made pursuant to this Section 2.1(d) shall be treated by the Parties for all purposes of this Agreement as if it had occurred as of the Distribution or such earlier effective date as provided in an applicable Local Transfer Agreement, except as otherwise required by applicable Law or a Final Determination. Except as otherwise required by applicable Law, each Party shall, and shall cause the members of its Group to, (i) treat for all Tax purposes (x) any

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Assets retained pursuant to this Section 2.1(d) as owned by the Receiving Party (or applicable member of its Group) entitled to such Asset, and (y) any Liability retained pursuant to this Section 2.1(d) as a Liability of the Receiving Party (or applicable member of its Group) intended to be responsible for such Liability, in each case not later than the Effective Time, and (ii) each Party shall file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith except as otherwise required by applicable Law or a Final Determination.

(e) The Transferring Party (i) shall not be obligated by this Agreement or any Ancillary Agreement, in connection with the arrangements contemplated by Section 2.1(d), to expend any money or take any action that would require the expenditure of money unless and to the extent the Receiving Party advances or agrees to reimburse it for the applicable expenditures, (ii) subject to clause (i), shall use its reasonable best efforts to provide the Receiving Party with such information and assistance as the Receiving Party may reasonably request in order to exercise its rights or perform its obligations with respect to such Asset or Liability, as applicable and (iii) shall not renew or extend the term of, or increase any of its obligations under, such Asset or Liability, other than at the written request or with the prior written consent of the Receiving Party.

(f) Consideration. Notwithstanding anything herein or in any Ancillary Agreement to the contrary, but subject to Section 2.1(h) and Article III, no Party nor their respective Groups shall be required to (and, with respect to the SpinCo Assets, no member of the Parent Group shall without Merger Partner’s consent) contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to cause any Transfer Limitation to be satisfied (other than reasonable out-of-pocket expenses, attorneys’ fees and expenses and recording or similar fees, in each case of a third-party counterparty that are incurred in connection with satisfying the applicable Transfer Limitation); provided, that each Party shall be responsible for its own reasonable out-of-pocket expenses and attorneys’ fees and expenses and the Receiving Party entitled to such Asset or required to assume such Liability, as applicable, shall be responsible for recording or similar fees. For the avoidance of doubt, neither this Section 2.1(f) nor Section 2.1(e) will waive or modify Parent’s obligations with respect to SpinCo Transaction Expenses as otherwise provided herein or under the Merger Agreement.

(g) Evidence of Restructuring. Without limiting any other provision hereof, but subject to Section 2.1(f), each of Parent, Eaton Ohio, Eaton HoldCo, on one hand, and SpinCo, on the other hand, will take, and will cause each member of their respective Group to take, such actions as are reasonably necessary to consummate or evidence the Restructuring (whether prior to, at or after the Distribution, as applicable). The Parties agree that the manner in which the Restructuring has been or will be implemented is solely as set forth in the Restructuring Plan, as may be modified in accordance with the terms of this Agreement.

(h) Novation of Liabilities. Notwithstanding anything herein to the contrary, but subject to Article III, in the event that Parent determines to seek a novation or assignment and release with respect to any SpinCo Liability, SpinCo shall reasonably cooperate with, and shall cause the other members of the SpinCo Group to reasonably cooperate with, Parent and the other members of the Parent Group (including, where necessary, entering into appropriate instruments of assumption subject to the last sentence of Section 2.5 and, where necessary, SpinCo providing parent guarantees in support of the obligations of other members of the SpinCo Group)

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to cause such novation or assignment and release to be obtained, on terms reasonably acceptable to Parent, and to have Parent and the other members of the Parent Group released from all applicable Liabilities to third parties and, in the event SpinCo determines to seek a novation or assignment and release with respect to any Parent Liability, Parent shall reasonably cooperate with, and shall cause the other members of the Parent Group to reasonably cooperate with, SpinCo and the other members of the SpinCo Group (including, where necessary, entering into appropriate instruments of assumption subject to the last sentence of Section 2.5 and, where necessary, Parent providing parent guarantees in support of the obligations of other members of the Parent Group) to cause such novation or assignment and release to be obtained, on terms reasonably acceptable to SpinCo, and to have SpinCo and the other members of the SpinCo Group released from all applicable Liabilities to third parties; provided, that, no Party nor any other member of its Group shall be required to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation, except as provided in this Section 2.1(h)) to any Person in order to cause such novation or assignment and release to be obtained (other than reasonable out-of-pocket expenses, attorneys’ fees and expenses and recording or similar fees, in each case of a third-party counterparty that are incurred in connection with the applicable novation or assignment and release); provided, further, that Parent and SpinCo shall not agree to any amendment, modification or other concession with an adverse effect in any respect on any member of the SpinCo Group or Merger Partner or any of its Affiliates or any of their respective businesses or assets, in each case, in connection with obtaining any such novation, assignment or release, without the prior written consent of Merger Partner.

(i) SpinCo Joint Venture Interests. With respect to the SpinCo Joint Venture Interests and Other Equity Interests and the joint ventures listed in Section 1.1(o) of the Disclosure Letter, the Parties shall take the actions set forth on Section 2.1(i) of the Disclosure Letter.

(j) Specified Assets. With respect to the Specified Assets, the Parties shall take the actions set forth on Section 2.1(j) of the Disclosure Letter.

(k) Updates to Restructuring Plan. Without limiting any other provision hereof, in connection with the reorganization contemplated by Section 2.1(a), each of Parent, Eaton Ohio, Eaton HoldCo and SpinCo will take, and will cause each member of its respective Group to take, such actions as are reasonably necessary to consummate the transactions contemplated by the Restructuring Plan (whether prior to, at or after the Distribution). Prior to the Distribution, Parent shall be permitted to update, amend, deviate, modify or supplement the then-current Restructuring Plan (including by making conforming amendments to Section 2.1(a) of the Disclosure Letter) only if such update, amendment, deviation, modification or supplement (which, for the avoidance of doubt, would include any additional step or additional description of a step currently included on the Restructuring Plan) (i) is consistent in all respects with the allocation of SpinCo Assets, SpinCo Liabilities, Parent Assets and Parent Liabilities in accordance with the definitions of such terms and otherwise consistent in all respects with allocations of assets and liabilities in the other Master Ancillary Agreements, (ii) would not reasonably be expected to delay the occurrence of the Distribution Date, (iii) would not reasonably be expected to result in any non-de minimis incremental Liability (including, for the avoidance of doubt, Tax Liability) to SpinCo or any of its Subsidiaries unless and only to the extent such incremental Liability is required to be indemnified by Eaton Ohio or Eaton HoldCo pursuant to this Agreement or any

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other Master Ancillary Agreement, (iv) would not reasonably be expected to (in light of the terms of this Agreement and the Specified Asset Purchase Agreement) delay the Separate Conveyance of the Specified Assets beyond the Distribution Date, and (v) would not reasonably be expected (in light of the terms of this Agreement and the other Master Ancillary Agreements) to impede in any material respect the SpinCo Business (any update, modification or supplement described in this sentence, a “Permitted Reorganization Amendment”). For purposes of determining whether there is a non-de minimis incremental Liability, any change in the amount of Tax Attributes or Tax Benefits to be received by the SpinCo Group as a result of a change in the Restructuring Plan shall not be considered as giving rise to any incremental Liability for purposes of this Agreement. Parent shall regularly consult in good faith with Merger Partner in the course of the further development of the Restructuring Plan, provide any information reasonably requested by Merger Partner related thereto, and consider in good faith comments from Merger Partner in respect of such further development of the Restructuring Plan. At such time as Parent notifies Merger Partner in writing that it proposes to make an amendment to the Restructuring Plan, Parent shall consider in good faith any further comments from Merger Partner. Except as provided in the next sentence, and other than any Permitted Reorganization Amendment (and subject to compliance with the notification and consultation obligations described in the preceding two sentences), no update, modification or supplement to the then-current Restructuring Plan may be made by Parent without the prior written consent of Merger Partner (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Agreement or the Merger Agreement, Parent, Eaton Ohio, Eaton HoldCo, SpinCo and their respective Affiliates may, without requiring the written consent of Merger Partner, except to the extent required pursuant to clause (II) below, prior to the Distribution, take actions to implement the Restructuring Plan (to the extent such actions are not expressly depicted in the Restructuring Plan) including, (i) actions necessary to ensure that, upon the Distribution, each member of the SpinCo Group shall have the entity classification for U.S. federal income tax purposes shown for each member of the SpinCo Group in the Restructuring Plan, (ii) distributions and other transfers of excess cash from any members of the SpinCo Group, (iii) transfers (by way of contributions, loans or otherwise) to fund the members of the SpinCo Group to implement the Restructuring Plan, (iv) payments or other transfers to reduce or eliminate any intercompany indebtedness or other intercompany account and (v) actions necessary to ensure that, upon the Distribution, members of the SpinCo Group do not own any Parent Assets, on the one hand, and members of the Parent Group do not own the SpinCo Assets; provided, that (I) (x) any such actions shall be consistent with the Intended Tax Treatment and not impede or prevent the delivery of the Parent Tax Opinions or the Merger Tax Opinion, and (y) the documentation implementing the actions described in clauses (i) and (v) of the foregoing shall be provided in draft form to Merger Partner and its counsel reasonably in advance of undertaking such action, and Merger Partner and its counsel shall be afforded the right to comment on any such actions described in clauses (i) and (v) of the foregoing and the applicable documentation implementing such actions, and all such comments shall be considered in good faith by Parent and its counsel, and (II) Merger Partner’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) shall be required solely with respect to any actions described in clauses (i) through (v) that would, based on information then available to Parent, reasonably be expected to be material and adverse to Merger Partner (taking into account the indemnity obligations under this Agreement or any Ancillary Agreement).

(l) Cash Matters. Parent shall use reasonable best efforts to cause the applicable members of the SpinCo Group to have, with respect to each SpinCo Cash Jurisdiction, the amount of cash for such SpinCo Cash Jurisdiction set forth on Section 2.1(l) of the Disclosure Letter.

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Section 2.2 Priority of Agreements. Each of Parent and SpinCo agrees on behalf of itself and the members of its Group that, except as explicitly provided in this Agreement or any Ancillary Agreement, (a) in the event of any conflict between the terms of this Agreement and the Tax Matters Agreement, the Tax Matters Agreement will govern with respect to all matters relating to Taxes and Tax Returns, (b) in the event of any conflict between the terms of this Agreement and the Employee Matters Agreement, the Employee Matters Agreement will govern with respect to all matters relating to employee and employee compensation and benefits-related matters, (c) in the event of any conflict between the terms of this Agreement and the Confirmation of Intellectual Property Assignment and any Intellectual Property assignment agreements entered into pursuant thereto, the Confirmation of Intellectual Property Assignment and such Intellectual Property assignment agreements will govern with respect to all matters relating to the assignment of Parent Intellectual Property and SpinCo Intellectual Property and the recordation of the assignment of any registrations or applications of Parent Intellectual Property and SpinCo Intellectual Property that is allocated hereunder or thereunder, as applicable, (d) in the event of any conflict between the terms of this Agreement and the Intellectual Property Cross License Agreement, the Intellectual Property Cross License Agreement will govern with respect to all matters relating to the use and licensing of the Intellectual Property identified therein between members of the Parent Group and members of the SpinCo Group, (e) in the event of any conflict between the terms of this Agreement and the Real Estate Matters Agreement, the Real Estate Matters Agreement will govern all matters relating to the Real Estate Separation Documents, including the allocation and transfer of interests in real property, and (f) in the event of any conflict between the terms of this Agreement, on the one hand, and any of the Trademark License Agreements, on the other hand, the applicable Trademark License Agreement will govern with respect to all matters relating to the use and licensing of the Marks identified therein between members of the Parent Group and members of the SpinCo Group. Except as set forth in the immediately preceding sentence in respect of matters governed exclusively by the Ancillary Agreements, in the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Ancillary Agreement, the provisions of this Agreement shall control (unless this Agreement or the applicable Ancillary Agreement explicitly provides otherwise in respect of such conflict).

Section 2.3 Termination of Intercompany Arrangements and Intercompany Accounts; Payments.

(a) Except as set forth in Section 2.3(b) or Section 2.3(c), in furtherance of the releases and other provisions of Section 5.1, effective as of the Distribution, the Parties agree that any and all Intercompany Arrangements (including any intercompany accounts payable or accounts receivable in effect or accrued thereunder (“Intercompany Accounts”)) that are in existence as of the Distribution Date, shall be deemed terminated without any further liability to a Party or any member its Group; provided, however, that if more than one member of any Party’s Group is party to an Intercompany Arrangement, such Intercompany Arrangement shall continue in full force and effect as between the members of such Group and shall be terminated only as between such Group members that are party thereto, on the one hand, and the members of the other Party’s Group that are party thereto, on the other hand. No such terminated Intercompany Arrangement or Intercompany Account (including any provision thereof that purports to survive

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termination) shall be of any further force or effect after the Distribution Time, and neither Party nor or any member of its Group shall have any liability thereunder after the Distribution Time. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing. The Parties, on behalf of the members of their respective Groups, hereby waive any advance notice provision or other termination requirements or conditions with respect to any Intercompany Arrangement.

(b) The provisions of Section 2.3(a) and Section 2.3(c) shall not apply to any of the following Intercompany Arrangements or Intercompany Accounts (or to any of the provisions thereof): (i) this Agreement and the Ancillary Agreements (and each other Intercompany Arrangement or Intercompany Account contemplated by this Agreement or any Ancillary Agreement to be entered into by any Party or any other member of its Group, including any Real Estate Separation Document and any Local Transfer Agreement, or created by any Ancillary Agreement, the Merger Agreement and the Transaction Documents (as defined in the Merger Agreement)); (ii) any Intercompany Arrangements to which any third party is a party, including any Shared Contracts; (iii) any other Intercompany Arrangements or Intercompany Accounts created by any Ancillary Agreement or that this Agreement, any Ancillary Agreement or such Intercompany Arrangement expressly contemplates will survive the Distribution Date; (iv) any Intercompany Arrangement entered into in connection with the transactions contemplated hereby for the purpose of surviving the Distribution and governing commercial matters between Parent Group and the SpinCo Group following the Distribution; (v) any intercompany trade payables and trade receivables; and (vi) those Intercompany Arrangements and Intercompany Accounts set forth on Section 2.3(b) of the Disclosure Letter (collectively, the “Surviving Intercompany Arrangements”).

(c) In connection with the termination of Intercompany Accounts described in Section 2.3(a), each of Parent and SpinCo shall cause each Intercompany Account between a member of the SpinCo Group, on the one hand, and a member of the Parent Group, on the other hand, outstanding as of the close of business on the Business Day immediately prior to the Distribution Date to be settled in the manner provided on Section 2.3(c) of the Disclosure Letter.

(d)

(i) Parent and SpinCo agree to take, or cause the respective members of their respective Groups to take, prior to the Distribution (or as promptly as reasonably practicable thereafter), all actions necessary to amend all contracts or agreements governing (x) the Parent Accounts so that such Parent Accounts, if linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any SpinCo Account, are de-linked from such SpinCo Accounts and (y) the SpinCo Accounts so that such SpinCo Accounts, if linked to any Parent Account, are de-linked from such Parent Accounts.

(ii) With respect to any outstanding checks or wire transfers issued by, or payments made by, Parent, SpinCo or any of their respective Subsidiaries prior to the Distribution, such outstanding checks, wire transfers or payments shall be honored from and after the Distribution by the Person or Group owning the account on which the check is drawn, or the wire transfer or payment is made, without limiting the ultimate allocation of Liability for such amounts under this Agreement or any Ancillary Agreement.

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(iii) Except to the extent prohibited by applicable Law or a Final Determination, the Parties contemplate that, from time to time after the Distribution Date, a member of the Parent Group or of the SpinCo Group, as applicable (any such party, the “Paying Party”), as a convenience to a member of the SpinCo Group or of the Parent Group, as applicable (the “Responsible Party”), or inadvertently, may make certain payments that are properly the responsibility of the Responsible Party (whether pursuant to this Agreement or otherwise) (any such payment made, a “Disbursement,” and the underlying invoice or similar documentation evidencing such obligation, a “Disbursement Invoice”). Similarly, from time to time after the Distribution Date, a member of the Parent Group or the SpinCo Group, as applicable (any such party, the “Collecting Party”), may receive from third parties certain payments to which a member of the SpinCo Group or of the Parent Group, as applicable, is entitled, including payments made inadvertently (any such party, the “Disbursement Receiving Party”, and any such payment received, a “Receipt”). Accordingly, with respect to Disbursements and Receipts, the Parties agree as follows:

(1) Disbursements. The Responsible Party (or, if Parent is the Responsible Party, either Eaton Ohio, or Eaton HoldCo, as applicable) shall pay to the Paying Party an amount equal to the amount of such Disbursement, plus any out-of-pocket costs incurred by the Paying Party related to the processing and payment of such Disbursement (including any bank charges), all of which shall be invoiced or, if applicable, settled in accordance with Section 9.6 of the Disclosure Letter, except as otherwise provided in this Section 2.3(d)(iii) (including with respect to the time periods specified herein). A Paying Party shall provide such Disbursement Invoices for which it is seeking reimbursement as the Responsible Party may reasonably request.

(2) Receipts. A Collecting Party shall remit Receipts monthly in arrears to the Disbursement Receiving Party in an amount equal to the aggregate amount of such Receipts minus any out-of-pocket costs incurred by the Collecting Party related to the collection and processing of such Receipts (including any bank charges), all of which shall be paid in accordance with Section 9.6 of the Disclosure Letter (or deducted from any amount to be reimbursed to the Collecting Party at such time under this Section 2.3(d)(iii), if applicable), except as otherwise provided in this Section 2.3(d)(iii) (including with respect to the time periods specified herein).

(3) Certain Exceptions. If, with respect to any particular transaction(s), it is impracticable under the circumstances to comply with the procedures set forth in this Section 2.3(d)(iii) (including the time periods specified herein), the Parties shall cooperate to find a mutually agreeable alternative that shall achieve substantially equivalent economic results; provided, however, that, notwithstanding anything to the contrary in Section 9.6 of the Disclosure Letter, if a Collecting Party cannot comply with the procedures set forth in Section 2.3(d)(iii)(2) because it does not become aware of a Receipt on behalf of the Disbursement Receiving Party in time (e.g., because of the commingling of funds in an account), such Collecting Party shall remit such Receipt without interest thereon to the Disbursement Receiving Party within ten (10) Business Days after it becomes aware of such Receipt. Notwithstanding anything to the contrary in this Section 2.3(d)(iii), Parent shall have no obligation or liability as either a

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Responsible Party (with respect to a Disbursement) or a Collecting Party (with respect to a Receipt) to either SpinCo or a member of the SpinCo Group that is a Paying Party or a Disbursement Receiving Party, as the case may be, rather, in the event that Parent would have otherwise been either a Responsible Party or a Collecting Party, Eaton Ohio or Eaton HoldCo, as reasonably determined by Parent, shall be the Responsible Party or Collecting Party with respect to any such payments to SpinCo or a member of the SpinCo Group.

(e) Each of Parent and SpinCo shall, and shall cause the members of their respective Groups to, take all necessary actions to remove each of SpinCo and SpinCo’s Subsidiaries from all Cash Management Arrangements to which it is a party, in each case prior to the close of business on the Business Day immediately prior to the Distribution Date.

Section 2.4 Shared Contracts.

(a) Except as set forth on Section 2.4 of the Disclosure Letter, the Parties shall, and shall cause the members of their respective Groups to, use their respective reasonable best efforts (including by using their respective reasonable best efforts to obtain any Consents) to cause each Shared Contract to be apportioned (whether by dividing, partially assigning, modifying or replicating (in whole or in part) the respective rights and obligations under and in respect of any Shared Contract), such that (i) a member of the SpinCo Group is the beneficiary of the rights and is responsible for the obligations related to the SpinCo Portion of a Shared Contract, which rights shall be a SpinCo Asset and which obligations shall be a SpinCo Liability, and (ii) a member of the Parent Group is the beneficiary of the rights and is responsible for the obligations related to the Parent Portion of a Shared Contract, which rights shall be a Parent Asset and which obligations shall be a Parent Liability. Nothing in this Agreement shall require the division, partial assignment, modification or replication of a Shared Contract unless and until any necessary Consents are obtained or made, as applicable; provided, that if the Parties, or their respective Group members, as applicable, are not able to enter into an arrangement to formally divide, partially assign, modify or replicate such Shared Contract prior to the Distribution as contemplated by the immediately preceding sentence, then, until the earliest of (A) such time as such arrangement is entered into or such rights and obligations are otherwise assigned to and assumed by the Party entitled thereto, and (B) the expiration of the term of such Shared Contract in accordance with its terms, the Parties shall, and shall cause their respective Group members to, cooperate in any reasonable and legally permissible arrangement to provide that, following the Distribution, a member of the SpinCo Group shall receive the interest in the benefits and obligations of the SpinCo Portion under such Shared Contract and a member of the Parent Group shall receive the interest in the benefits and obligations of the Parent Portion under such Shared Contract, it being understood that no Party shall have Liability to the other Party for the failure of any third party to perform its obligations under any such Shared Contract; provided, that the contracting Party shall use reasonable best efforts to enforce the applicable Shared Contract for the benefit of the Party entitled to the relevant portion upon such Party’s reasonable request and at such requesting Party’s expense to the extent such costs are actual, reasonable and documented third party out-of-pocket costs. Except as otherwise required by applicable Law, each of Parent and SpinCo shall, and shall cause the members of its Group to, (i) treat for all Tax purposes the portion of each Shared Contract inuring to its respective businesses as an Asset owned by, or a Liability of, as applicable, such Party, or the members of its Group, as applicable, not later than the Effective Time, and (ii) file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith except as otherwise required by applicable Law or a Final Determination.

(b) Nothing in this Section 2.4 shall require any Party or any member of its Group to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person (other than reasonable out-of-pocket expenses, attorneys’ fees and expenses and recording or similar fees, in each case of a third-party counterparty to a Shared Contract that are incurred in connection with the applicable division, partial assignment, modification or replication of such Shared Contract); provided, that each Party shall be responsible for its own reasonable out-of-pocket expenses and attorneys’ fees and expenses and the member of the Party’s Group entitled to such Asset or intended to assume such Liability shall be responsible for recording or similar fees; provided, further, that Parent and SpinCo shall not agree to any amendment or modification to any Shared Contract or other concession to a counterparty to any Shared Contract, in each case that has an adverse effect in any respect on any member of the SpinCo Group or Merger Partner or any of its Affiliates or any of their respective business, in each case, in connection with obtaining any such division, partial assignment, modification or replication, without the prior written consent of Merger Partner.

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Section 2.5 Disclaimer of Representations and Warranties. Each of Parent (on behalf of itself and each other member of the Parent Group) and SpinCo (on behalf of itself and each other member of the SpinCo Group) understands and agrees that, except as expressly set forth in this Agreement, the Merger Agreement, or any Ancillary Agreement, no party to this Agreement, the Merger Agreement, any Ancillary Agreement or any other agreement or document contemplated by this Agreement, the Merger Agreement or any Ancillary Agreement is representing or warranting in any way as to any Assets or Liabilities transferred or assumed as contemplated hereby or thereby, as to the sufficiency of the Assets or Liabilities transferred, conveyed, accepted or assumed hereby or thereby, as applicable, as to any notices, Governmental Approvals or other Consents required in connection therewith or in connection with any past transfers of the Assets or assumptions of the Liabilities, as to the value or freedom from any Liens of, or any other matter concerning, any Assets or Liabilities of such party, or as to the absence of any defenses or rights of set-off or freedom from counterclaim with respect to any claim or other Asset, including any accounts receivable, of any such party, or as to the legal sufficiency of any assignment, document or instrument delivered hereunder to convey title to any Asset or thing of value upon the execution, delivery and filing hereof or thereof, and each of Parent (on behalf of itself and each other member of the Parent Group) and SpinCo (on behalf of itself and each other member of the SpinCo Group) has relied only on the representations and warranties expressly contained in Section 9.2(c), in the Merger Agreement, or in any Ancillary Agreement. Except as may expressly be set forth herein or in any Ancillary Agreement, any such Assets are being transferred on an “as is,” “where is,” “with all faults” basis and the respective transferees shall bear the economic and legal risks that (a) any conveyance shall prove to be insufficient to vest in the transferee good and marketable title, free and clear of any Liens and (b) any necessary notices, Governmental Approvals or other Consents are not delivered or obtained, as applicable, or that any requirements of Laws or judgments are not complied with. To the extent any Local Transfer Agreement, Real Estate Separation Document or any other instrument, assignment, document or agreement described in Section 2.1 includes representations, warranties, covenants, indemnities or other provisions inconsistent with the purpose of this Section 2.5, each of SpinCo, on behalf of itself and the SpinCo Group (and, following the Distribution and Merger, its Affiliates), and Parent, on behalf of itself and the Parent Group, hereby waives and agrees not to enforce such provisions.

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Section 2.6 Waiver of Bulk-Sale and Bulk-Transfer Laws. SpinCo hereby waives compliance by each and every member of the Parent Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the SpinCo Assets to any member of the SpinCo Group. Parent hereby waives compliance by each and every member of the SpinCo Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Parent Assets to any member of the Parent Group.

Section 2.7 Certain Adjustment.

(a) Certain Definitions.

(i) “Estimated Adjustment Amount” means the amount, which may be positive or negative, equal to the sum of:

(1) the lesser of (A) the Estimated SpinCo Cash Amount and (B) the Maximum Cash Amount,

(2) minus Estimated SpinCo Indebtedness as of immediately prior to the Distribution Time.

(ii) “Adjustment Amount” means the amount, which may be positive or negative, equal to the sum of:

(1) the lesser of (A) the SpinCo Cash Amount and (B) the Maximum Cash Amount,

(2) minus SpinCo Indebtedness as of immediately prior to the Distribution Time.

(b) Closing Statement.

(i) At least five (5) Business Days in advance of the Distribution Date, Parent shall prepare and deliver to Merger Partner a written statement for its review, prepared in accordance with the provisions of this Agreement, including, where applicable, the Accounting Principles (the “Estimated Closing Statement”), setting forth (in reasonable detail) Parent’s good-faith calculations of an estimate of the SpinCo Cash Amount (such estimate, the “Estimated SpinCo Cash Amount”) and SpinCo Indebtedness (such estimate, the “Estimated SpinCo Indebtedness”), together with reasonable supporting detail and prepared in conformity with the requirements of this Agreement. Following the delivery of the Estimated Closing Statement, but prior to the Distribution, Merger Partner shall have the right (but not the obligation) to review the Estimated Closing Statement, and Parent shall reasonably cooperate with Merger Partner in connection with its review of the Estimated Closing Statement as reasonably requested by Merger

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Partner and shall consider any comments to the Estimated Closing Statement proposed by Merger Partner in good faith. During the period after delivery of such Estimated Closing Statement and prior to the Effective Time, Parent and SpinCo shall cooperate with and attempt to resolve any differences in good faith with Merger Partner in connection with its review; provided, if the Parties are unable to resolve any differences prior to closing, the amount of the Estimated Adjustment Amount (and the components thereof) reflected in the Estimated Closing Statement shall be used for purposes of calculating the SpinCo Payment to be made pursuant to Section 4.1(d). The Parties acknowledge that the Estimated Closing Statement will be for information purposes only.

(ii) No later than one hundred twenty (120) days after the Effective Time, SpinCo shall prepare and deliver to Parent a written statement for Parent’s review, prepared in accordance with the provisions of this Agreement, including, where applicable, the Accounting Principles (the “Closing Statement”), setting forth SpinCo’s good-faith calculations of the SpinCo Cash Amount and the SpinCo Indebtedness, together with reasonable supporting detail and prepared in conformity with the requirements of this Agreement.

(iii) Each Party shall make available to the other Party, Merger Partner and, if applicable, to the Unaffiliated Accounting Firm, such books, records, documents, personnel and work papers (subject to, in the case of independent accountant work papers, the other Party or the Unaffiliated Accounting Firm, as applicable, entering into a customary release agreement with respect thereto) as are in the possession of such Party and are reasonably requested by such other Party in connection with the preparation and review of the Closing Statement, the determination of the Disputed Items, the preparation of the Notice of Objection and the other matters contemplated by this Section 2.7; provided, that in the event that the Party to whom the request has been made determines that any such provision of information could be detrimental to the Party providing the information, violate any Law or Contract or other agreement, waive any privilege available under applicable Law, including any attorney-client privilege, or breach any duty of confidentiality or other obligation owed to any Person, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids such harm or consequence.

(c) Disputes.

(i) In the event Parent disputes the correctness of the SpinCo Cash Amount or the SpinCo Indebtedness, each as set forth in the Closing Statement, Parent shall deliver to SpinCo a reasonably detailed written statement describing each objection (with reference to the applicable account description) and specifying the amount that Parent reasonably believes is the correct amount for each disputed item (such statement, the “Notice of Objection”) within sixty (60) days after receipt of the Closing Statement, and shall set forth, in writing and in reasonable detail, the reasons for Parent’s objections.

(ii) If Parent timely delivers a Notice of Objection in accordance with Section 2.7(c)(i), only those matters specified in such Notice of Objection shall be deemed to be in dispute (the “Disputed Items”), and all other matters included in the Closing Statement, shall be final, conclusive and binding upon the Parties. If Parent does not deliver a Notice of Objection before the conclusion of the sixty (60)-day period referred to in Section 2.7(c)(i), the Closing Statement shall be final, conclusive and binding upon the Parties and Parent shall be deemed to

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have agreed with all items and amounts contained in the Closing Statement. Parent and SpinCo shall endeavor in good faith to resolve any Disputed Items within thirty (30) days after SpinCo’s receipt of the Notice of Objection (the “Resolution Period”). Rule 408 of the Federal Rules of Evidence (and any analogous rules of U.S. state or foreign law) shall apply to each of Parent and SpinCo during any discussions or negotiations during the Resolution Period and any subsequent dispute arising therefrom.

(iii) If Parent and SpinCo are unable to resolve any Disputed Item during the Resolution Period, Parent and SpinCo jointly shall, as soon as practicable and in any event within twenty (20) Business Days after the expiration of the Resolution Period, engage Deloitte LLP (or, if Deloitte LLP is not available or unwilling to serve in such capacity, another internationally recognized independent accounting firm mutually agreed by Parent and SpinCo in writing, which firm shall not be the then regular auditors of Parent, SpinCo or Merger Partner) (the firm so engaged, the “Unaffiliated Accounting Firm”), to resolve the Disputed Items in a manner consistent with this Section 2.7. Parent and SpinCo will enter into a customary engagement letter with the Unaffiliated Accounting Firm promptly following selection of such Unaffiliated Accounting Firm in accordance with the immediately preceding sentence. The Unaffiliated Accounting Firm shall have forty-five (45) days (or such longer period as may be agreed upon by the parties in writing) following submission of the Parties’ rebuttals to review the documents provided to it pursuant to this Section 2.7 and to deliver its reasoned written determination with respect to each of the Disputed Items submitted to it for resolution, as well as its determination of each component of the Adjustment Amount that was a Disputed Item. The Unaffiliated Accounting Firm shall resolve Disputed Items submitted to it based solely on the information provided to the Unaffiliated Accounting Firm by the Parties pursuant to the terms of this Agreement and not by independent review. The Unaffiliated Accounting Firm’s authority shall be limited to resolving disputes with respect to whether the individual Disputed Items were prepared in accordance with the provisions of this Agreement, including, where applicable, the Accounting Principles, and shall not be permitted to make any other determination. The resolution of such Disputed Items by the Unaffiliated Accounting Firm (i) shall be set forth in writing, (ii) shall be within the range of dispute between Parent and SpinCo and (iii) shall constitute an arbitral award. The determination of the Unaffiliated Accounting Firm in respect of each Disputed Item shall be final, conclusive and binding on Parent and SpinCo and not subject to appeal, absent a showing of fraud or manifest error, by either of the Parties, and judgment thereof may be entered or enforced in any court of competent jurisdiction.

(iv) The fees and expenses, if any, of the Unaffiliated Accounting Firm incurred in connection with this Agreement shall be allocated between the Parties based upon the ratio which the aggregate amount of the Disputed Items awarded to Parent bears to the aggregate amount of the Disputed Items contested by Parent. For example, if Parent claims that the SpinCo Indebtedness is $1,000 less (in Parent’s favor) than the SpinCo Indebtedness determined by SpinCo, and if the Unaffiliated Accounting Firm ultimately resolves the Disputed Items by awarding to Parent $300 of the $1,000 contested, then the fees, costs and expenses of the Unaffiliated Accounting Firm will be allocated 30% (i.e., $300 ÷ $1,000) to SpinCo and 70% (i.e., $700 ÷ $1,000) to Parent.

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(d) Final Adjustment. The Adjustment Amount, as finally determined pursuant to this Section 2.7 (whether by failure of Parent to deliver a Notice of Objection, by agreement of Parent and SpinCo or by determination of the Unaffiliated Accounting Firm), is referred to herein as the “Final Adjustment Amount.”

(e) Not later than five (5) Business Days after the determination of the Final Adjustment Amount, a payment by wire transfer in respect thereof shall be made as follows:

(i) If the Final Adjustment Amount exceeds the Estimated Adjustment Amount, then the amount of such excess shall be paid by SpinCo or a member of the SpinCo Group, to Eaton Ohio or a member of the Parent Group (in each case, as determined by Parent); and

(ii) If the Estimated Adjustment Amount exceeds the Final Adjustment Amount, then the amount of such excess shall be paid by Eaton Ohio or other member of the Parent Group to SpinCo or a member of the SpinCo Group (in each case, as determined by Parent).

Any payment pursuant to Section 2.7(e) shall be treated as an adjustment to the portion of the SpinCo Payment received or paid, as applicable, by the applicable recipient or payor, for all U.S. federal (and applicable state, local and non-U.S.) income Tax purposes. Any payments made pursuant to this Section 2.7(e) shall be made in immediately available funds in United States dollars by wire transfer to a bank account designated in writing by the Party (or its Affiliate) entitled to receive the payment. The Parties agree that the procedures set forth in this Section 2.7 for resolving disputes with respect to the Estimated Closing Statement shall be the sole and exclusive method for resolving disputes; provided, that this sentence shall not prohibit any Party from instituting litigation to enforce this Section 2.7 including any decision pursuant to the terms hereof by the Unaffiliated Accounting Firm in any court of competent jurisdiction.

Section 2.8 Use of Parent Names. This Agreement does not grant SpinCo or any other member of the SpinCo Group any right to, directly or indirectly, use, reproduce or display in any manner any Parent Name, either alone or in combination with other words or elements or any variations, translations, transliterations or derivatives thereof or any Marks confusingly similar thereto. For the avoidance of doubt, any such rights granted to SpinCo or any other member of the SpinCo Group are limited to the rights expressly granted in the Trademark License Agreements.

ARTICLE III

CREDIT SUPPORT

Section 3.1 Replacement of Parent Credit Support.

(a) SpinCo shall use reasonable best efforts to arrange, at its sole cost and expense and effective as soon as reasonably practicable after the date hereof and in any event within one hundred eighty (180) days after the Distribution Date, the termination or replacement of all guarantees, bank provided guarantees, covenants, indemnities, surety bonds, letters of credit, comfort letters, or similar assurances of credit support (“Credit Support Instruments”) (including the release and termination of all liens on assets or cash collateral, if any, securing obligations in respect thereof) provided by, through or on behalf of any member of the Parent Group for the benefit of any member of the SpinCo Group or providing credit support for a SpinCo Contract (“Parent Credit Support Instruments”), with alternate arrangements that do not require any Credit

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Support Instruments or other credit support from any member of the Parent Group. SpinCo shall use reasonable best efforts to obtain from the beneficiaries of such Credit Support Instruments full written releases providing that such member of the Parent Group, as well as all related members of the Parent Group liable, directly or indirectly, for obligations to a counterparty in connection with such Credit Support Instruments, will have no liability with respect to such Parent Credit Support Instruments. Such alternative arrangements and releases shall, in each case, be in form and substance reasonably satisfactory to Parent. Notwithstanding the foregoing, if any Parent Credit Support Instrument has not been terminated or replaced, or for which release from such Parent Credit Support Instrument pursuant to this Section 3.1(a) has not been obtained within one hundred eighty (180) days after the Distribution Date, SpinCo shall continue to use reasonable best efforts to arrange, at its sole cost and expense and effective as soon as practicable thereafter, the termination, replacement or assumption (with full release) of such Parent Credit Support Instruments.

(b) In furtherance of Section 3.1(a), to the extent required to obtain the termination or replacement of, or a removal or release from, a Parent Credit Support Instrument, SpinCo or an appropriate member of the SpinCo Group shall execute an agreement substantially in the form of such existing Parent Credit Support Instrument or such other form as is agreed to by the relevant parties to such agreement, except to the extent that such existing Parent Credit Support Instrument contains representations, covenants or other terms or provisions (i) with which SpinCo or the appropriate member of the SpinCo Group would be reasonably unable to comply or (ii) which would be reasonably expected to be breached by SpinCo or the appropriate member of the SpinCo Group.

(c) For any Parent Credit Support Instrument that has not been terminated or replaced, or for which releases from such Parent Credit Support Instrument pursuant to Section 3.1(a) and Section 3.1(b) have not been obtained, (i) without limiting SpinCo’s obligations under Article V, SpinCo shall, from and after the Distribution, (x) pay directly to the guarantor, obligor or surety issuing such Parent Credit Support Instrument any and all Liabilities, fees, costs and any other amounts incurred in connection with such Parent Credit Support Instrument promptly following a written demand by Parent (with reasonably detailed information) following the incurrence of such Liabilities, fees, costs and other amounts, (y) where a member of the Parent Group is required to pay such losses directly to the counterparty, advance such loss amounts to Parent (or, at Parent’s election, another member of the Parent Group) prior to such member of the Parent Group’s requirement to pay and (z) indemnify, defend and hold harmless each member of the Parent Group against, and reimburse such member of the Parent Group for, all Liabilities, fees, costs and any other amounts paid by such member of the Parent Group in connection with such Parent Credit Support Instrument, including any premiums due under such Parent Credit Support Instrument and any amounts such member of the Parent Group is obligated to pay the guarantor, obligor or surety issuing such Parent Credit Support Instrument (in connection therewith) whether or not such Parent Credit Support Instrument is drawn upon or required to be performed, (ii) with respect to any such Parent Credit Support Instrument that is in the form of a letter of credit, surety bond or bank guarantee, SpinCo shall provide the applicable member(s) of the Parent Group with letters of credit or guarantees, in each case issued by a bank reasonably acceptable to Parent, against losses arising from such Parent Credit Support Instrument or, if Parent agrees in writing, cash collateralize the full amount of such Parent Credit Support Instrument with respect to which such release has not been obtained and (iii) except as set forth on

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Section 3.1(d) of the Disclosure Letter, with respect to such Parent Credit Support Instrument, SpinCo, on behalf of itself and the members of its Group, agrees, except as otherwise expressly required by the terms of a Contract with a third party in effect as of the Distribution, not to renew or extend the term of (or, in the case of instruments subject to automatic renewal, fail to take such actions as are authorized under such instrument to prevent such automatic renewal), or increase any of its obligations under any loan, guarantee, lease, sublease, license, Contract or other obligation for which any member of the Parent Group is or may be liable under such Parent Credit Support Instrument unless all obligations of the Parent Group with respect thereto are thereupon terminated with a full release by documentation reasonably satisfactory in form and substance to Parent.

(d) Notwithstanding anything to the contrary in this Section 3.1, the Parent Credit Support Instruments listed on Section 3.1(d) of the Disclosure Letter shall be addressed in the manner provided on Section 3.1(d) of the Disclosure Letter.

Section 3.2 Replacement of SpinCo Credit Support.

(a) Parent shall use reasonable best efforts to arrange, at its sole cost and expense and effective as soon as reasonably practicable after the date hereof and in any event within one hundred eighty (180) days after the Distribution Date, the termination or replacement of all Credit Support Instruments (including the release and termination of all liens on assets or cash collateral, if any, securing obligations in respect thereof) provided by, through or on behalf of any member of the SpinCo Group for the benefit of any member of the Parent Group or providing credit support for a Contract of Parent or its Subsidiary other than a SpinCo Contract (“SpinCo Credit Support Instruments”), with alternate arrangements that do not require any Credit Support Instruments or other credit support from any member of the SpinCo Group. Parent shall use reasonable best efforts to obtain from the beneficiaries of such Credit Support Instruments full written releases providing that such member of the SpinCo Group, as well as all related members of the SpinCo Group liable, directly or indirectly, for obligations to a counterparty in connection with such Credit Support Instruments, will have no liability with respect to such SpinCo Credit Support Instruments. Such alternative arrangements and releases shall, in each case, be in form and substance reasonably satisfactory to SpinCo. Notwithstanding the foregoing, if any SpinCo Credit Support Instrument has not been terminated or replaced, or for which release from such SpinCo Credit Support Instrument pursuant to this Section 3.2(a) has not been obtained within one hundred eighty (180) days after the Distribution Date, Parent shall continue to use reasonable best efforts to arrange, at its sole cost and expense and effective as soon as practicable thereafter, the termination, replacement or assumption (with full release) of such SpinCo Credit Support Instruments.

(b) In furtherance of Section 3.2(a), to the extent required to obtain the termination or replacement of, or a removal or release from, a SpinCo Credit Support Instrument, Parent or an appropriate member of the Parent Group shall execute an agreement substantially in the form of such existing SpinCo Credit Support Instrument or such other form as is agreed to by the relevant parties to such agreement, except to the extent that such existing SpinCo Credit Support Instrument contains representations, covenants or other terms or provisions (i) with which Parent or the appropriate member of the Parent Group would be reasonably unable to comply or (ii) which would be reasonably expected to be breached by Parent or the appropriate member of the Parent Group.

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(c) For any SpinCo Credit Support Instrument that has not been terminated or replaced, or for which releases from such SpinCo Credit Support Instrument pursuant to Section 3.2(a) and Section 3.2(b) have not been obtained, (i) without limiting Parent’s obligations under Article V, Parent shall, from and after the Distribution, (x) pay directly to the guarantor, obligor or surety issuing such SpinCo Credit Support Instrument any and all Liabilities, fees, costs and any other amounts incurred in connection with such SpinCo Credit Support Instrument promptly following a written demand by SpinCo (with reasonably detailed information) following the incurrence of such Liabilities, fees, costs and other amounts, (y) where a member of the SpinCo Group is required to pay such losses directly to the counterparty, advance such loss amounts to SpinCo (or, at SpinCo’s election, another member of the SpinCo Group) prior to such member of the SpinCo Group’s requirement to pay and (z) indemnify, defend and hold harmless each member of the SpinCo Group against, and reimburse such member of the SpinCo Group for, all Liabilities, fees, costs and any other amounts paid by such member of the SpinCo Group in connection with such SpinCo Credit Support Instrument, including any premiums due under such SpinCo Credit Support Instrument and any amounts such member of the SpinCo Group is obligated to pay the guarantor, obligor, surety issuing such SpinCo Credit Support Instrument (in connection therewith) whether or not such SpinCo Credit Support Instrument is drawn upon or required to be performed, (ii) with respect to any such SpinCo Credit Support Instrument that is in the form of a letter of credit, surety bond or bank guarantee, Parent shall provide the applicable member(s) of the SpinCo Group with letters of credit or guarantees, in each case issued by a bank reasonably acceptable to SpinCo, against losses arising from such SpinCo Credit Support Instrument or, if SpinCo agrees in writing, cash collateralize the full amount of such SpinCo Credit Support Instrument with respect to which such release has not been obtained and (iii) except as set forth on Section 3.2(d) of the Disclosure Letter, with respect to such SpinCo Credit Support Instrument, Parent, on behalf of itself and the members of its Group, agrees, except as otherwise expressly required by the terms of a Contract with a third party in effect as of the Distribution, not to renew or extend the term of (or, in the case of instruments subject to automatic renewal, fail to take such actions as are authorized under such instrument to prevent such automatic renewal), or increase any of its obligations under any loan, guarantee, lease, sublease, license, Contract or other obligation for which any member of the SpinCo Group is or may be liable under such SpinCo Credit Support Instrument unless all obligations of the SpinCo Group with respect thereto are thereupon terminated with a full release by documentation reasonably satisfactory in form and substance to SpinCo.

(d) Notwithstanding anything to the contrary in this Section 3.2, the SpinCo Credit Support Instruments listed on Section 3.2(d) of the Disclosure Letter shall be addressed in the manner provided on Section 3.2(d) of the Disclosure Letter.

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ARTICLE IV

THE DISTRIBUTION

Section 4.1 Actions Prior to the Distribution. Prior to the Distribution Time and subject to the terms and conditions set forth herein, the following shall occur:

(a) Securities Law Matters.

(i) SpinCo shall cooperate with Parent to accomplish the Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Distribution. Parent shall be permitted to reasonably direct and control the efforts of the Parties in connection with the Distribution, and SpinCo shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things reasonably necessary to facilitate the Distribution as reasonably directed by Parent in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement and the other Ancillary Agreements.

(ii) SpinCo shall file the Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Disclosure Documents to become and remain effective as required by the Commission or federal, state, foreign or other applicable securities Laws. Parent and SpinCo shall prepare and mail or otherwise make available, prior to the Distribution Date, to the Record Holders, such information concerning SpinCo, Merger Partner, their respective businesses, operations and management, the Distribution and such other matters as Parent shall reasonably determine and as may be required by applicable Law. Parent and SpinCo will prepare, and SpinCo will, to the extent required by applicable Law, file with or submit to the Commission, and any other relevant service regulators to the extent necessary, any such documentation and any requisite no-action letters which Parent determines are necessary or desirable to effectuate the Distribution, and Parent and SpinCo shall use their respective reasonable best efforts to obtain all necessary approvals from the Commission with respect thereto as soon as practicable. Parent and SpinCo shall take all such actions as may be necessary or appropriate under the securities or “blue sky” Laws of states or other political subdivisions of the United States and shall use their reasonable best efforts to comply with all applicable foreign securities Laws in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Stock Exchange Matters; Stock-Based Employee Benefit Plans. Parent shall give NYSE not less than ten (10) days’ advance notice of the Record Date, in compliance with Rule 10b-17 promulgated under the Exchange Act. Parent and SpinCo shall take all actions as may be necessary to approve the grants of equity awards by SpinCo (in respect of SpinCo Shares) in connection with the Distribution in order to satisfy the requirements of Rule 16b-3 promulgated under the Exchange Act.

(c) Financing. On or before the Distribution Date, subject to the terms and conditions of Section 7.27 of the Merger Agreement, SpinCo or one or more members of the SpinCo Group (such Persons, collectively, the “SpinCo Borrower”) shall enter into a definitive agreement or agreements providing for indebtedness in an aggregate available principal amount equal to not less than the amount necessary to fund the SpinCo Payment, which indebtedness shall consist of borrowings on the terms and conditions contemplated by the Debt Commitment Letter (as defined in the Merger Agreement) (collectively, the “SpinCo Debt”). Between the date of this Agreement and prior to the Distribution Time, subject to the terms and conditions of Section 7.27 of the Merger Agreement, the SpinCo Borrower shall incur the SpinCo Debt and receive the proceeds thereof in order to fund the SpinCo Payment.

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(d) Eaton Ohio Contribution and SpinCo Payment. Prior to the Distribution, in consideration of the transfer of the relevant portion of the SpinCo Assets as contemplated by the Restructuring, the SpinCo Borrower or an applicable subsidiary shall pay to one or more Affiliates of Parent cash in an aggregate amount equal to the sum of: $1,101,355,919 plus the Estimated Adjustment Amount (which may be a positive or negative number) minus any Distribution True-Up Adjustment minus an amount equal to the Royal Precision Purchase Price minus an amount equal to the Specified Asset Purchase Price (if applicable) (the “SpinCo Payment”), in immediately available funds to one or more accounts designated by Eaton Ohio. The Royal Precision Purchase Price shall be reasonably agreed by the Parties, in good faith; provided, in no event shall the Royal Precision Purchase Price equal an amount that would cause the SpinCo Payment to be less than zero dollars ($0); and provided, further, that in the event the Parties are unable to agree on the Royal Precision Purchase Price, the Royal Precision Purchase Price shall be reasonably determined by Parent (but in no event shall Parent set the Royal Precision Purchase Price to an amount that would cause the SpinCo Payment to be less than zero dollars ($0)).

(e) Distribution Agent. Parent shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution.

(f) Satisfying Conditions to the Distribution. Parent, SpinCo and Merger Partner shall cooperate and use their respective reasonable best efforts, subject to the terms hereof, to cause the conditions to the Distribution set forth in Section 4.2 to be satisfied and to effect the Distribution at the Distribution Time upon such satisfaction (or waiver) as soon as reasonably practicable following the date hereof. In addition, and without limiting the generality of the foregoing, Parent shall use its reasonable best efforts to ensure that Parent has sufficient “distributable reserves” available at the Distribution Time to effect the Distribution on the terms and subject to the conditions set forth in this Agreement.

Section 4.2 Conditions Precedent to the Distribution. In no event shall the Distribution (whether effected as a One-Step Spin-Off or an Exchange Offer followed by a Clean-Up Spin-Off) occur unless each of the following conditions shall have been satisfied or waived by Parent, in whole or in part (provided, no condition may be waived without Merger Partner’s written consent, other than the conditions in Section 4.2(d) or Section 4.2(h) solely (in the case of Section 4.2(h)) with respect to the conditions set forth in Section 8.2 of the Merger Agreement, which may be waived without Merger Partner’s written consent):

(a) the Restructuring (including the SpinCo Payment) shall have been completed substantially in accordance with the Restructuring Plan (other than those steps that are expressly contemplated to occur at or after the Distribution);

(b) the Board of Directors of Parent shall have, determined that Parent has sufficient distributable reserves to effect the Distribution and shall have declared the Distribution and approved all related transactions (and such declaration or approval shall not have been withdrawn);

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(c) the consummation or satisfaction of the actions set forth in Section 4.1(d);

(d) Parent shall have received the Parent Tax Opinions;

(e) no order, injunction, or decree issued by any Governmental Authority of competent jurisdiction, or other legal restraint or prohibition preventing the consummation of the Distribution or any of the related transactions shall be pending;

(f) each Master Ancillary Agreement shall have been executed by each party to such agreement;

(g) an independent appraisal firm shall have delivered one or more opinions to the Parent Board of Directors and the Board of Directors of SpinCo confirming the solvency and surplus of SpinCo after giving effect to the SpinCo Payment (if greater than zero) and the consummation of the Distribution (with the terms “solvency” and “surplus” having the meaning ascribed thereto under applicable Law); and such opinions shall be reasonably acceptable in form and substance to Merger Partner and shall not have been withdrawn, rescinded or modified in any respect; and

(h) the satisfaction or waiver of the conditions set forth in Article VIII of the Merger Agreement (other than Section 8.1(b) thereof), in each case other than those conditions that, by their nature, are to be satisfied contemporaneously with the Distribution or the Merger.

Except with respect to the conditions set forth in Section 4.2(g), which are for the benefit of SpinCo and Merger Partner, each of the foregoing conditions is for the sole benefit of Parent and shall not give rise to or create any duty on the part of Parent or its Board of Directors (or any committee thereof) to waive or not to waive any such condition in this Agreement or the Merger Agreement, or in any way limit Parent’s rights of termination set forth in this Agreement or the Merger Agreement, provided, however, that the foregoing shall not limit the Parties’ rights under Section 7.6 of the Merger Agreement.

Section 4.3 The Distribution.

(a) Subject to the proviso in this sentence, Parent may elect, in its sole discretion and with prior written notice to Merger Partner, to effect the Distribution in the form of (i) a One-Step Spin-Off; or (ii) an Exchange Offer (including any Clean-Up Spin-Off) (the “Distribution Structure Election”), provided that the economic value of the Merger to each of Parent and Merger Partner is preserved; provided, further, that, Parent shall make the Distribution Structure Election within forty-five (45) days of the date hereof and, thereafter, Merger Partner’s prior written consent shall be required for any amendment to the Distribution Structure Election, such consent not to be unreasonably withheld, conditioned or delayed.

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(b) If Parent elects to effect the Distribution in the form of a One-Step Spin-Off, then (i) the Board of Directors of Parent (or a committee thereof), in accordance with applicable Law, shall establish (or designate Persons to establish) a Record Date and the Distribution Date, (ii) Parent shall establish appropriate procedures in connection with, and to effectuate in accordance with applicable Law, the Distribution and (iii) SpinCo shall appropriately allot and issue SpinCo Shares directly to the Record Holders pro rata in the manner determined by Parent and in accordance with Section 4.3(h). To the extent the Distribution is effected as a One-Step Spin-Off, subject to the terms thereof, in accordance with Section 4.3(h), each Record Holder (other than Parent or any member of the Parent Group that is a Record Holder) shall be entitled to receive, for each Parent Share held by such Record Holder as of the Record Date, a number of SpinCo Shares equal to the Distribution Ratio, rounded down to the nearest whole share, with any residual fractional interest dealt with in accordance with Section 4.3(h).

(c) If Parent elects to effect the Distribution as an Exchange Offer, Parent shall determine (and provide written notice to Merger Partner of) the terms of such Exchange Offer, including the number of SpinCo Shares that will be offered for each validly tendered Parent Share, the period during which such Exchange Offer shall remain open and any extensions thereto, the exchange ratio related to the Exchange Offer, procedures for the tender and exchange of shares and all other terms and conditions of such Exchange Offer, which terms and conditions shall comply with the terms of the Merger Agreement and all securities Law requirements applicable to such Exchange Offer. Parent shall, promptly following the satisfaction or waiver of the conditions set forth in Section 4.2 (other than those conditions that, by their nature, are to be satisfied contemporaneously with the Distribution or the Merger), commence (within the meaning of Rule 14d-2 of the Exchange Act) the Exchange Offer (including any Clean-Up Spin-Off) as promptly as reasonably practicable; provided, that (x) Parent shall not be required to commence the Exchange Offer during any period set forth on Section 4.3(c) of the Disclosure Letter, (y) Merger Partner shall have provided Parent with such financial or other information with respect to Merger Partner as Parent reasonably and in good faith has determined necessary to permit the conduct of the Exchange Offer in compliance with applicable Law and (z) Parent may select a commencement date such that, if the Exchange Offer would otherwise be completed and the closing of the Merger would occur during the last month of a fiscal quarter, such commencement date is set such that, under the terms of this Agreement and the Merger Agreement, the closing of the Merger would occur on the last day of the month (but, in any case, no later than the Outside Date); provided, further, that except to the extent required by applicable Law, following commencement of the Exchange Offer in accordance with this sentence, the Exchange Offer may not be extended past the date that is the earlier of (i) twenty (20) Business Days following the then-scheduled expiration and (ii) the latest date that would permit the Distribution to occur prior to the Outside Date in compliance with all applicable Laws. In the event that Parent’s shareholders subscribe for less than all of the SpinCo Shares in the Exchange Offer, remaining SpinCo Shares that are not issued pursuant to the Exchange Offer will be issued to Parent shareholders on a pro rata basis on the Distribution Date and immediately following the consummation of the Exchange Offer (the “Clean-Up Spin-Off”), subject to applicable Law or stock exchange requirement, so that Parent will be treated for U.S. federal income tax purposes as having distributed all of the SpinCo Shares to the Parent shareholders. To the extent the Distribution is effected as an Exchange Offer, subject to the terms thereof, in accordance with Section 4.3(h), each Parent shareholder may elect in the Exchange Offer to exchange a number of Parent Shares held by such Parent shareholder for a number of SpinCo Shares equal to the product of (i) the number of Parent Shares validly tendered and accepted for exchange in the Exchange Offer and (ii) the Distribution Ratio, rounded down to the nearest whole share, with any residual fractional interest dealt with in accordance with Section 4.3(h). The terms and conditions of any Clean-Up Spin-Off shall be determined by Parent, subject to the provisions of Section 4.3(b), mutatis mutandis, and this Section 4.3(c).

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(d) SpinCo agrees that the SpinCo Shares (that are to be allotted and issued in the Distribution) shall be credited as fully paid up and free from any liens, charges and encumbrances whatsoever and shall have the rights described in the SpinCo Charter. None of the Parties, nor any of their Affiliates hereto shall be liable to any Person in respect of any SpinCo Shares (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Subject to the conditions and other terms set forth in this ARTICLE IV, on the Distribution Date, SpinCo shall deliver to the Distribution Agent for the benefit of the Record Holders all of the SpinCo Shares to be delivered in the Distribution and shall, to the extent permitted by applicable Law, cause the transfer agent for the Parent Shares to instruct the Distribution Agent to distribute on the Distribution Date the appropriate number of SpinCo Shares to each Record Holder or designated transferee or transferees of such Record Holder by way of registration in book-entry form. SpinCo will not issue paper share certificates. No action by any shareholder (or such shareholder’s designated transferee or transferees) shall be necessary to receive the applicable number of SpinCo Shares (and, if applicable, cash in lieu of any fractional shares) to which such shareholder is entitled in the Distribution.

(f) Parent, SpinCo, the Distribution Agent and any other applicable withholding agent, as applicable, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration or any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state, local or non-U.S. Tax Law. Additionally, in the case of a non-cash transfer that is subject to withholding, Parent, SpinCo, the Distribution Agent and any other applicable withholding agent, as applicable, has the right, but not the obligation, to withhold an appropriate portion of such transferred property and sell such withheld property on account of the transferee or distributee to generate cash necessary to pay over the withholding tax (or reimburse the distribution party for any advance payment of the withholding tax). To the extent that amounts are so deducted and withheld and timely paid over to the appropriate Governmental Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable recipient.

(g) Upon the consummation of the One-Step Spin-Off or the Exchange Offer, Parent shall take all such customary actions (including delivering any other instruments of transfer required by applicable law) as may be necessary to effect the Distribution. Upon a Clean-Up Spin-Off, if any, Parent or SpinCo, as applicable, shall take all such customary actions (including delivering any other instruments of transfer required by applicable law) as may be necessary to effect the Distribution. The Distribution shall be deemed to be effective upon the Distribution Time, following written authorization from Parent to the Distribution Agent to proceed.

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(h) Record Holders who, after aggregating the number of SpinCo Shares (or fractions thereof) to which such Record Holder would be entitled on the Record Date, would be entitled to receive a fraction of a SpinCo Share in the Distribution, will be entitled to receive cash in lieu of such fractional share. Fractional SpinCo Shares will not be issued by SpinCo in the Distribution. The Distribution Agent shall, as soon as practicable after the Distribution Date, (a) determine the number of whole and fractional SpinCo Shares allocable to each such Record Holder of Parent Shares, (b) aggregate all such fractional shares into whole shares and sell the whole shares obtained thereby in open market transactions at then prevailing trading prices on behalf of Record Holders who would otherwise be entitled to fractional share interests, and (c) distribute to each such Record Holder, or for the benefit of each such beneficial owner, such Record Holder’s or owner’s pro rata share of the aggregate net cash proceeds of these sales, after making appropriate deductions for any amount required to be withheld for U.S. federal income tax purposes. Parent shall bear the cost of brokerage fees and transfer Taxes incurred in connection with these sales of fractional shares, which such sales shall occur as soon after the Distribution Date as practicable and as determined by the Distribution Agent. None of Parent, SpinCo or the Distribution Agent will guarantee any minimum sale price for the fractional SpinCo Shares. Neither Parent nor SpinCo will pay any interest on the proceeds from the sale of fractional shares. The Distribution Agent will have the sole and absolute discretion to select the broker-dealers through which to sell the aggregated fractional shares and to determine when, how and at what price to sell such shares. Neither the Distribution Agent nor the selected broker-dealers will be Affiliates of Parent or SpinCo. Notwithstanding the foregoing, for purposes of determining the number of SpinCo Shares deemed distributed in the Distribution and the ownership of SpinCo immediately following the Distribution and the Merger, including for purposes of determining the Distribution Ratio and the percentage ownership of SpinCo by holders of Parent Shares immediately prior to the Distribution, the fractional SpinCo Shares that would otherwise be distributable in the Distribution shall be deemed to have been distributed in full prior to the sale thereof by the Distribution Agent.

Section 4.4 Organizational Documents; Authorization of SpinCo Shares to Accomplish the Distribution and the Merger. On or prior to the Distribution Date, Parent, Merger Partner and SpinCo shall each take all actions necessary such that, effective immediately prior to the Distribution, the SpinCo Charter and the SpinCo Bylaws shall each be amended and restated in the form attached to the SpinCo Registration Statements, which form shall be determined in accordance with Section 4.4 of the Disclosure Letter. Prior to the Distribution, Parent and SpinCo shall take all necessary actions required to increase (or split) the number of authorized SpinCo Shares so that the SpinCo Shares then issued and outstanding shall equal the number of SpinCo Shares necessary to effect the Distribution and the Merger.

Section 4.5 U.S. Federal Income Tax Treatment. For U.S. federal income tax purposes, the Parties agree that either the One-Step Spin-Off, whereby SpinCo issues its shares directly to shareholders of Parent, or the Exchange Offer, whereby shareholders of Parent cancel their Parent Shares in exchange for the receipt from SpinCo of SpinCo Shares, which may then be immediately followed by a Clean-Up Spin-Off, and, in either case, culminating in the cancellation and extinguishment of 100% of Parent’s SpinCo Shares shall be treated as a distribution of the SpinCo Shares, by Parent, to Parent shareholders either in exchange for stock of Parent (in the case of the Exchange Offer) or as a pro rata distribution (in the case of a One-Step Spin-Off or a Clean-Up Spin-Off), as applicable.

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ARTICLE V

MUTUAL RELEASES; INDEMNIFICATION

Section 5.1 Release of Pre-Distribution Claims.

(a) Except as provided in Section 5.1(c) or elsewhere in this Agreement or the Ancillary Agreements, effective as of the Distribution Time, SpinCo does, for itself and each other member of the SpinCo Group as of the Distribution (including, for the avoidance of doubt, any member of the SpinCo Group the equity interests of which are subject to Section 2.1(d)), their respective Affiliates as of the Distribution, and to the extent it may legally do so, its and their successors and assigns, and all Persons who at any time on or prior to the Distribution have been stockholders, fiduciaries, directors, trustees, counsel, officers, members, managers, employees, agents, insurers, re-insurers, administrators, representatives, including legal representatives, or employee retirement or benefit plans (and the trustees, administrators, fiduciaries, agents, representatives, insurers and re-insurers of such plans) of any member of the SpinCo Group (in each case, solely in their respective capacities as such), hereby remise, release and forever discharge Parent and the other members of the Parent Group, their respective Affiliates, successors and assigns, and all Persons who at any time on or prior to the Distribution have been stockholders, fiduciaries, directors, trustees, counsel, officers, members, managers, employees, agents, insurers, re-insurers, administrators, representatives, including legal representatives, or employee retirement or benefit plans (and the trustees, administrators, fiduciaries, agents, representatives, insurers and re-insurers of such plans) of any member of the Parent Group (in each case, solely in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring, or failing to occur, or alleged to have occurred, or to have failed to occur, or any conditions existing or alleged to have existed on or before the Distribution, including in connection with the Restructuring and all other activities to implement the Distribution. For the avoidance of doubt, any indemnification obligations with respect to Liabilities arising on or before the Distribution Date under Article 135 of Parent’s Articles, to the extent relating to the SpinCo Business, shall not be limited by this Section 5.1(a), but shall constitute SpinCo Liabilities; provided, that (I) no such indemnification obligation shall be owed to a Person who was not an Indemnified Person (within the meaning of Article 135 of Parent’s Articles) on or before the Distribution Date, and (II) no such indemnification shall be owed to the extent that it could not lawfully have been provided by Parent or the provision for it would have been void under Irish Law.

(b) Except as provided in Section 5.1(c) or elsewhere in this Agreement or the Ancillary Agreements, effective as of the Distribution Time, Parent does, for itself and each other member of the Parent Group as of the Distribution, their respective Affiliates as of the Distribution, and to the extent it may legally do so, its and their successors and assigns, and all Persons who at any time on or prior to the Distribution have been stockholders, fiduciaries, directors, trustees, counsel, officers, members, managers, employees, agents, insurers, re-insurers, administrators, representatives, including legal representatives, or employee retirement or benefit plans (and the trustees, administrators, fiduciaries, agents, representatives, insurers and re-insurers of such plans) of any member of the Parent Group (in each case, solely in their respective capacities as such), hereby remise, release and forever discharge SpinCo, the other members of the SpinCo

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Group, their respective Affiliates, successors and assigns, and all Persons who at any time on or prior to the Distribution have been stockholders, fiduciaries, directors, trustees, counsel, officers, members, managers, employees, agents, insurers, re-insurers, administrators, representatives, including legal representatives, or employee retirement or benefit plans (and the trustees, administrators, fiduciaries, agents, representatives, insurers and re-insurers of such plans) of any member of the SpinCo Group (in each case, solely in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring, or failing to occur, or alleged to have occurred, or to have failed to occur, or any conditions existing, or alleged to have existed, on or before the Distribution, including in connection with the Restructuring and all other activities to implement the Distribution.

(c) Nothing contained in Section 5.1(a) or (b) shall impair, limit or waive any right of any Person pursuant to this Agreement, the Merger Agreement, any Ancillary Agreement or any Intercompany Arrangement or Intercompany Account that is specified in Section 2.3(b) not to terminate as of the Distribution, in each case in accordance with its terms. Nothing contained in Section 5.1(a) or (b) shall release:

(i) any Person from any Liability provided in or resulting from (A) any Transaction Document, (B) the Merger Agreement or (C) any Contract among any members of the Parent Group or the SpinCo Group that is specified in Section 2.3(b) as not to terminate as of the Distribution Time, or any other Liability specified in such Section 2.3(b) as not to terminate as of the Distribution Time;

(ii) any Person from any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement, the Merger Agreement or any Ancillary Agreement;

(iii) any Person from any Liability provided in or resulting from any other Contract that is entered into after the Distribution between one Party (or a member of such Party’s Group), on the one hand, and the other Party (or a member of such Party’s Group), on the other hand;

(iv) any Party (or any member of its Group) from any Liability that such Party (or any member of its Group) may have to directors, officers, agents or employees under indemnification or similar agreements or arrangements, except to the extent referred to in the last sentence of Section 5.1(a); or

(v) any employee or independent contractor from any Liability relating to, arising out of or resulting from such Person’s fraud, embezzlement or misappropriation of Intellectual Property.

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(d) SpinCo shall not make, and shall cause each other member of the SpinCo Group not to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Parent or any other member of the Parent Group, or any other Person released pursuant to Section 5.1(a), with respect to any Liabilities released pursuant to Section 5.1(a). Parent shall not make, and shall cause each other member of the Parent Group not to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against SpinCo or any other member of the SpinCo Group, or any other Person released pursuant to Section 5.1(b), with respect to any Liabilities released pursuant to Section 5.1(b).

(e) It is the intent of each of Parent and SpinCo, by virtue of the provisions of this Section 5.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring, or failing to occur, or alleged to have occurred, or to have failed to occur, and all conditions existing or alleged to have existed on or before the Distribution Date, between or among SpinCo or any other member of the SpinCo Group, on the one hand, and Parent or any other member of the Parent Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Distribution Date), except as expressly set forth in Section 5.1, Section 5.2, Section 5.3 or elsewhere in this Agreement, the Merger Agreement or in any Ancillary Agreement.

Section 5.2 Indemnification by SpinCo. Subject to Section 5.4, SpinCo shall indemnify, defend and hold harmless Parent, each other member of the Parent Group and each of their respective former and then-current directors, officers and employees, and each of the heirs, executors, administrators, successors and assigns of any of the foregoing (collectively, the “Parent Indemnitees”), from and against any and all Liabilities of the Parent Indemnitees to the extent relating to, arising out of or resulting from any of the following items (without duplication):

(a) the SpinCo Liabilities, including the failure of SpinCo or any other member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any SpinCo Liability in accordance with its terms;

(b) any breach by SpinCo or any other member of the SpinCo Group of this Agreement, or any Ancillary Agreement, unless such Ancillary Agreement expressly provides for separate indemnification therein (which shall be controlling); and

(c) any breach by SpinCo of any of the representations and warranties made by SpinCo on behalf of itself and the members of the SpinCo Group in Section 9.2(c).

Section 5.3 Indemnification by Eaton Ohio and Eaton HoldCo. Subject to Section 5.4, each of Eaton Ohio and Eaton HoldCo shall, jointly and severally, indemnify, defend and hold harmless SpinCo, each other member of the SpinCo Group and SpinCo’s Affiliates and each of their respective former and then-current directors, officers and employees, and each of the heirs, executors, administrators, successors and assigns of any of the foregoing (collectively, the “SpinCo Indemnitees”), from and against any and all Liabilities of the SpinCo Indemnitees to the extent relating to, arising out of or resulting from any of the following items (without duplication):

(a) the Parent Liabilities, including the failure of any member of the Parent Group, or any other Person, to pay, perform or otherwise promptly discharge any Parent Liability in accordance with its terms;

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(b) any breach by any member of the Parent Group of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein (which shall be controlling); and

(c) any breach by Eaton Ohio or Eaton HoldCo of any of the representations and warranties made by them on behalf of themselves and the members of the Parent Group in Section 9.2(c).

Section 5.4 Indemnification Obligations Net of Insurance Proceeds and Third-Party Proceeds.

(a) The Parties intend that any Liability subject to indemnification or reimbursement pursuant to this Agreement will be net of (i) Insurance Proceeds that actually reduce the amount of, or are paid to the applicable Indemnitee in respect of, such Liability and (ii) other amounts recovered from any third party (net of any deductible, retention amount, increased insurance premiums or any other out-of-pocket costs or expenses incurred in connection with, or Taxes imposed with respect to, the receipt thereof) that actually reduce the amount of, or are paid to the applicable Indemnitee in respect of, such Liability (“Third-Party Proceeds”). Accordingly, the amount that any Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or reimbursement pursuant to this Agreement (an “Indemnitee”) will be reduced by any Insurance Proceeds or Third-Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee from a third party in respect of the related Liability. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Liability (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third-Party Proceeds in respect of such Liability, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if such Insurance Proceeds or Third-Party Proceeds had been received, realized or recovered before the Indemnity Payment was made; provided, that for the avoidance of doubt, such amount shall not exceed the amount of the Indemnity Payment.

(b) An insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto by virtue of the indemnification provisions hereof, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a “windfall” (i.e., a benefit it would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification provisions hereof. Subject to Section 5.10, each member of the Parent Group and SpinCo Group shall use reasonable best efforts to collect or recover any Insurance Proceeds and any Third-Party Proceeds to which such Person is entitled in connection with any Liability for which such Person seeks indemnification pursuant to this Article V; provided, however, that such Person’s inability to collect or recover any such Insurance Proceeds or Third-Party Proceeds shall not limit the Indemnifying Party’s obligations hereunder.

(c) The amount of any Indemnity Payments required by this Agreement shall be (i) reduced by the amount of any Tax Benefit actually realized by the Indemnitee (or its Affiliates) as a result of the event giving rise to the Liability subject to indemnification and (ii) in the event the Indemnitee (or its Affiliates) incurs Income Taxes (as defined in the Tax Matters Agreement) on the receipt of the Indemnity Payment, increased as necessary so that after making all payments in respect of Income Taxes imposed on or attributable to such Indemnity Payment (but taking into account any Tax Benefit resulting from the payment of such Income Taxes), the Indemnitee receives an amount equal to the sum it would have received had no such Income Taxes been imposed.

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(d) For the avoidance of doubt, if an indemnification claim is covered by the indemnification provisions of any Transaction Document (other than this Agreement), the claim shall be made under such document or agreement and not under this Agreement. In no event shall any Indemnitee be entitled to double recovery for the same Liabilities from the indemnification provisions of this Agreement or any other Transaction Document.

(e) If the indemnification otherwise provided for in Section 5.2 or Section 5.3 is, as a matter of Law, unavailable or insufficient to hold harmless an Indemnitee in respect of such Liabilities for which they would otherwise be indemnified hereunder (and for which indemnification would otherwise be provided hereunder), then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnitee in respect of such non-indemnified Liabilities in proportion to the relative fault and benefit of the Indemnifying Party and the Indemnitee, it being understood that the intention of this provision is to replicate to the greatest extent possible the effect this Article V would have absent such legal restriction and shall be interpreted accordingly.

(f) Notwithstanding anything to the contrary in this Article V, Parent shall have no obligation or liability as an Indemnifying Party to either SpinCo or a member of the SpinCo Group, rather, in the event that Parent would otherwise be an Indemnifying Party, Eaton Ohio or Eaton HoldCo (as determined by Parent) shall be the Indemnifying Party with respect to any such Indemnity Payments payable to SpinCo or a member of the SpinCo Group pursuant to any provisions contained within this Article V.

Section 5.5 Procedures for Indemnification of Third-Party Claims.

(a) If an Indemnitee shall receive notice or otherwise learn of a Third-Party Claim with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to this Agreement (including Article III), such Indemnitee shall give such Indemnifying Party written notice thereof as soon as reasonably practicable. Any such notice shall describe the Third-Party Claim in reasonable detail and shall include: (i) the basis for, and nature of, such Third-Party Claim, including the facts constituting the basis for such Third-Party Claim; (ii) the estimated amount of losses (to the extent so estimable) that have been or may be sustained by the Indemnitee in connection with such Third-Party Claim; and (iii) copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim; provided, however, that any such notice need only specify such information reasonably known to the Indemnitee as of the date of such notice and shall not limit or prejudice any of the rights or remedies of any Indemnitee on the basis of any limitations on the information included in such notice, including any such limitations made in good faith to preserve the attorney-client privilege, work product doctrine or any other similar privilege or doctrine. Notwithstanding the foregoing, the failure of any Indemnitee or other Person to give notice as provided in this Section 5.5(a) shall not relieve the related Indemnifying Party of its obligations under this Article V, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice in accordance with this Section 5.5(a).

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(b) The Indemnifying Party shall have the right, exercisable by written notice to the Indemnitee within thirty (30) days after receipt of notice from an Indemnitee in accordance with Section 5.5(a), to assume and conduct the defense of such Third-Party Claim in accordance with the limits set forth in this Agreement with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnitee; provided, however, that the Indemnifying Party shall not have the right to control the defense of any Third-Party Claim (i) to the extent such Third-Party Claim seeks criminal penalties or injunctive or other equitable relief or (ii) if the Party to this Agreement which is part of such Indemnitee’s Group has determined in good faith that the Indemnifying Party controlling such defense would reasonably be expected to have a material adverse impact on the reputation or the business relations of the Indemnitee or its Group. The Indemnifying Party shall notify the Indemnitee in writing within the time period described in the immediately preceding sentence as to whether or not it will assume the defense of the applicable Third-Party Claim. During such notice period, and prior to an election by the Indemnifying Party to control the defense of the applicable Third-Party Claim, the Indemnitee shall be permitted to take such actions in respect of such Third-Party Claim as the Indemnitee determines in good faith are necessary or appropriate to avoid prejudice to the Indemnitee’s interests in respect of such Third-Party Claim during such notice period, provided that the Indemnitee will consult reasonably and in good faith with the Indemnifying Party in respect of such actions in advance of taking such actions to the extent possible.

(c) If the Indemnifying Party elects not to assume the defense of a Third-Party Claim (or is not permitted to assume the defense of such Third-Party Claim) in accordance with this Agreement, or fails to notify an Indemnitee of its election as provided in Section 5.5(b), such Indemnitee may defend such Third-Party Claim with counsel selected by the Indemnitee and reasonably acceptable to the Indemnifying Party. If the Indemnifying Party elects (and is permitted) to assume the defense of a Third-Party Claim in accordance with the terms of this Agreement, the Indemnitee shall, subject to the terms of this Agreement, reasonably cooperate with the Indemnifying Party with respect to the defense of such Third-Party Claim.

(d) If the Indemnifying Party elects (and is permitted) to assume the defense of a Third-Party Claim in accordance with the terms of this Agreement, the Indemnifying Party will not be liable for any additional legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third-Party Claim; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim, or the nature of such Third-Party Claim changes such that the Indemnifying Party would no longer be entitled to assume the defense of such Third-Party Claim pursuant to Section 5.5(b), the Indemnitee may assume and control its own defense, and the Indemnifying Party will be liable for all reasonable and documented costs or expenses paid or incurred in connection with such defense. The Indemnifying Party or the Indemnitee, as the case may be, shall have the right to participate in (but, subject to the immediately preceding sentence, not control), at its own expense, the defense of any Third-Party Claim that the other is defending as provided in this Agreement. In the event, however, that such Indemnitee reasonably determines that representation by counsel to the Indemnifying Party of both such Indemnifying Party and the Indemnitee could reasonably be expected to present such counsel with a conflict of interest, then the Indemnitee may employ separate counsel to represent or defend it in any such Action and the Indemnifying Party will pay the reasonable and documented fees and expenses of such counsel.

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(e) No Indemnifying Party shall consent to entry of any judgment or enter into any settlement of any Third-Party Claim with respect to which an Indemnifying Party is obligated to provide indemnification to an Indemnitee pursuant to this Agreement (including Article III) without the prior written consent of the applicable Indemnitee or Indemnitees (not to be unreasonably withheld, conditioned or delayed); provided, however, that such consent shall not be required if the judgment or settlement: (i) contains no finding or admission of liability with respect to any such Indemnitee or Indemnitees; (ii) involves only monetary relief which the Indemnifying Party has agreed to pay; (iii) includes a full and unconditional release of the Indemnitee or Indemnitees; and (iv) does not establish any precedent, admission or factual finding that could reasonably be expected to have an adverse effect on the Indemnitee or the operations of any member of the Indemnitee’s Group. Notwithstanding the foregoing, the consent of an Indemnitee shall be required for any entry of judgment or settlement if the effect thereof is to permit any injunction, declaratory judgment, other order or other non-monetary relief to be entered, directly or indirectly, against such Indemnitee (such consent not to be unreasonably withheld, conditioned or delayed).

(f) Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, no Indemnitee shall admit any liability with respect to, or settle, compromise, resolve or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(g) For the avoidance of doubt, the provisions of this Section 5.5(c) shall not apply with respect to any Tax Contest or any other Tax matter, which shall be governed exclusively by the Tax Matters Agreement.

Section 5.6 Additional Matters.

(a) Any claim on account of a Liability that does not result from a Third-Party Claim shall be asserted by prompt written notice given by the Indemnitee to the applicable Indemnifying Party. Any failure by an Indemnitee to give notice shall not relieve the Indemnifying Party’s indemnification obligations under this Agreement, except to the extent that the Indemnifying Party shall have been actually prejudiced by such failure.

(b) In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim, including by assigning any subrogated rights to the Indemnifying Party to the fullest extent permissible under any Contract underlying a subrogated right.

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(c) For the avoidance of doubt, Liabilities incurred by an Indemnitee pursuant to a contractual indemnification or similar obligation granted to a third party in respect of Liabilities otherwise indemnifiable under Section 5.2 or Section 5.3 shall be indemnifiable thereunder to the same extent that the underlying Liabilities would have been indemnifiable under Section 5.2 or Section 5.3.

(d) To the maximum extent permitted by applicable Law, the rights to recovery of each Party’s Subsidiaries in respect of any past, present or future Action are hereby delegated to such Party. It is the intent of the Parties that the foregoing delegation shall satisfy any Law requiring such delegation to be effected pursuant to a power of attorney or similar instrument. The Parties and their respective Subsidiaries shall execute such further instruments or documents as may be necessary to effect such delegation.

(e) Each of Parent and SpinCo hereby agrees that with respect to any Third-Party Claim or Action pending as of the Distribution Date or commenced following the Distribution Date, in each case that (x) has named as a defendant one or more members of the SpinCo Group but otherwise relates only to the Parent Business or (y) has named as a defendant one or more members of the Parent Group but otherwise relates only to the SpinCo Business, the Parties shall use reasonable best efforts, each at its own expense, to cause each such nominal defendant to be removed as a defendant from such Third-Party Claim or Action, as soon as reasonably practicable (including using reasonable best efforts to petition the applicable court or counterparty to remove each such nominal defendant). For the avoidance of doubt, the provisions of this Section 5.6(e) shall not apply with respect to any Tax Contest or any other Tax matter which shall be governed exclusively by the Tax Matters Agreement.

(f) Any payments made pursuant to Article V of this Agreement shall, to the fullest extent permitted by law, be treated in the same manner as, and the recipient and payor of any such payments shall be determined in accordance with the provisions governing, a Tax indemnity payment pursuant to Section 12.1 of the Tax Matters Agreement.

Section 5.7 Sole and Exclusive Remedy. The indemnification provisions of this Article V shall be the sole and exclusive remedy of a Parent Indemnitee or SpinCo Indemnitee, as applicable, for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any Ancillary Agreement (other than any Ancillary Agreement that expressly contains indemnification, damages or remedy provisions, which Ancillary Agreement shall be subject to the indemnification, damages or remedy provisions contained in such Ancillary Agreement). For the avoidance of doubt, the foregoing does not affect (a) the SpinCo Payment adjustment mechanism contained in Section 2.7, (b) a Party’s right to seek specific performance under this Agreement as provided in Section 9.5 or under the Merger Agreement as provided in Section 10.9 thereof or under any other Transaction Document, (c) a Party’s right to exercise all of their rights and seek all damages available to them under applicable Law in the event of claims or causes of action arising from fraud or (d) any obligations that pursuant to Section 2.3 or Section 5.1 survive the Distribution.

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Section 5.8 Covenant Not to Sue. Each Party hereby covenants and agrees that none of it, the members of such Party’s Group or any Person claiming through it shall bring an Action or otherwise assert any claim or defense against any Person, including before any court, arbitrator, mediator or administrative agency anywhere in the world, and further (on behalf of itself, the members of such Party’s Group, and any other Person claiming through it) waives and releases any claim or defense against any Person, alleging that: (a) the assumption or retention of any SpinCo Liabilities by SpinCo or a member of the SpinCo Group on the terms and conditions set forth in this Agreement or the Ancillary Agreements is unlawful, a breach of a fiduciary or other duty, void, unenforceable, unconscionable, inequitable, or otherwise improper for any reason; (b) the assumption or retention of any Parent Liabilities by Parent or a member of the Parent Group on the terms and conditions set forth in this Agreement or the Ancillary Agreements is unlawful, a breach of a fiduciary or other duty, void, unenforceable, unconscionable, inequitable, or otherwise improper for any reason; (c) the provisions of this Agreement (including this Article V) or any Ancillary Agreement are unlawful, a breach of a fiduciary or other duty, void, unenforceable, unconscionable, inequitable, or otherwise improper for any reason; or (d) any member of the Parent Group, or any officer, director or employee of any such member, owes fiduciary duties to any member of the SpinCo Group or any equity holder of such member, in his, her or its capacity as such with respect to this Agreement, any Ancillary Agreement, any transaction contemplated hereby or thereby or any agreement entered into in connection herewith or therewith. SpinCo shall bear all costs and expenses of the Parent Group in defending any claim brought in violation of this Section 5.8.

Section 5.9 Survival of Indemnities. The rights and obligations of each of Parent and SpinCo and their respective Indemnitees under this Article V shall survive the sale or other transfer by any Party or its Affiliates of any Assets or businesses or the assignment by it of any Liabilities, including any purported transfer by divisional merger.

Section 5.10 Indemnified Damages. Except as may expressly be set forth in this Agreement or any Ancillary Agreement, none of Parent, SpinCo or any other member of either Group shall in any event have any Liability to the other or to any other member of the other’s Group, or to any other Parent Indemnitee or SpinCo Indemnitee, as applicable, under this Agreement for any indirect, special, punitive, consequential (unless such indirect or consequential damages are reasonably foreseeable), exemplary, enhanced or treble damages, whether or not caused by or resulting from negligence or breach of obligations hereunder; provided, however, that the provisions of this Section 5.10 shall not limit an Indemnifying Party’s indemnification obligations hereunder with respect to any Liability any Indemnitee may have to any third party not affiliated with any member of the Parent Group or the SpinCo Group for any indirect, special, punitive, consequential, exemplary, enhanced or treble damages.

Section 5.11 Management of Certain Actions, Government Investigations and Internal Investigations. Notwithstanding the procedures set forth in Section 5.4(c), this Section 5.11 shall govern the management and direction of certain pending (or, as applicable in the case of Section 5.11(e), future) Actions, Government Investigations and Internal Investigations involving one or more members of both the Parent Group and the SpinCo Group, but shall not alter the allocation of Liabilities set forth in Article II or rights to indemnification pursuant to Section 5.2 or Section 5.3. In the event of any conflict between the provisions of this Section 5.11 and Section 5.4(c) in respect of a SpinCo Directed Action, Parent Directed Action or Joint Action, the provisions of this Section 5.11 shall govern.

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(a) From and after the Distribution, except as otherwise provided in Section 5.11(a) of the Disclosure Letter and subject to Section 6.8:

(i) the SpinCo Group shall direct the defense, prosecution or conduct (as applicable) of any Actions, Government Investigations and Internal Investigations described on Section 5.11(a) of the Disclosure Letter (the “SpinCo Directed Actions”), including the development and implementation of the legal strategy for each SpinCo Directed Action, the filing of any motions, pleadings or briefs, the conduct of discovery and related fact finding, the conduct of any trial, any presentations to regulators or enforcement officials, any responses to subpoenas, requests or demands for information, any decision to appeal or not to appeal any decisions, judgment or order, and, subject to Section 5.11(d), any decision or consent to a settlement, compromise, resolution or discharge of any SpinCo Directed Action or any aspect thereof;

(ii) SpinCo (or the applicable member of the SpinCo Group) shall be responsible for selecting counsel in connection with the conduct and control of each SpinCo Directed Action; and

(iii) Parent (or the applicable member of the Parent Group) shall be entitled to participate in (but not control) the defense, prosecution or conduct (as applicable) of each SpinCo Directed Action, and SpinCo shall provide Parent with the reasonable opportunity to consult, advise and comment with respect to all preparation, planning and strategy regarding any such SpinCo Directed Action, to the extent that Parent’s participation does not waive or jeopardize any attorney-client privilege, attorney work product protection or other similar privilege or doctrine. The Parties and the applicable members of their respective Groups shall cooperate reasonably to preserve any attorney-client privilege, work product protection, joint defense, common interest or other privilege as to third parties as may be available in connection with each Group’s participation in a SpinCo Directed Action.

(b) From and after the Distribution, except as otherwise provided in Section 5.11(b) of the Disclosure Letter and subject to Section 6.8:

(i) the Parent Group shall direct the defense, prosecution or conduct (as applicable) of any Actions, Government Investigations and Internal Investigations described on Section 5.11(b) of the Disclosure Letter (the “Parent Directed Actions”), including the development and implementation of the legal strategy for each Parent Directed Action, the filing of any motions, pleadings or briefs, the conduct of discovery and related fact finding, the conduct of any trial, any presentations to regulators or enforcement officials, any responses to subpoenas, requests or demands for information, any decision to appeal or not to appeal any decisions, judgment or order, and, subject to Section 5.11(d), any decision or consent to a settlement, compromise, resolution or discharge of any Parent Directed Action or any aspect thereof;

(ii) Parent (or the applicable member of the Parent Group) shall be responsible for selecting counsel in connection with the conduct and control of each Parent Directed Action; and

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(iii) SpinCo (or the applicable member of the SpinCo Group) shall be entitled to participate in (but not control) the defense, prosecution or conduct (as applicable) of each Parent Directed Action, and Parent shall provide SpinCo with the reasonable opportunity to consult, advise and comment with respect to all preparation, planning and strategy regarding any such Parent Directed Action, to the extent that SpinCo’s participation does not waive or jeopardize any attorney-client privilege, attorney work product protection or other similar privilege or doctrine. The Parties and the applicable members of their respective Groups shall cooperate reasonably to preserve any attorney-client privilege, work product protection, joint defense, common interest or other privilege as to third parties as may be available in connection with each Group’s participation in a Parent Directed Action.

(c) From and after the Distribution, except as otherwise provided in Section 5.11(c) of the Disclosure Letter and subject to Section 6.8, the Parties shall separately but cooperatively manage and direct the defense, prosecution or conduct (as applicable) of any Actions, Government Investigations and Internal Investigations described on Section 5.11(c) of the Disclosure Letter (“Joint Actions”), including the development and implementation of the legal strategy for each Joint Action, the filing of any motions, pleadings or briefs, the conduct of discovery and related fact finding, the conduct of any trial, any presentations to regulators or enforcement officials, any responses to subpoenas, requests or demands for information, any decision to appeal or not to appeal any decisions, judgment or order, and, subject to Section 5.11(d), any decision or consent to a settlement, compromise, resolution or discharge of any Joint Action or any aspect thereof. The Parties shall cooperate in good faith and take all reasonable actions to provide for any appropriate joinder or change in named parties to such Joint Actions such that the appropriate Party or member of each Party’s Group is party thereto. The Parties shall reasonably cooperate and consult with each other and, to the extent feasible, maintain a joint defense in a manner that would preserve for both Parties and their respective Affiliates any attorney-client privilege, work product protection, joint defense, common interest or other privilege with respect to any Joint Action. Notwithstanding anything to the contrary herein, the costs and expenses of counsel for each Joint Action shall be paid for by the Party indicated with respect to such Joint Action on Section 5.11(c) of the Disclosure Letter; provided, that in the event that any Party determines to retain new separate counsel with respect to any Joint Action, such Party shall bear the costs and expenses of its separate counsel. In any Joint Action, each of Parent and SpinCo may pursue separate defenses, claims, counterclaims or settlements to those claims relating solely to the Parent Business or the SpinCo Business, respectively; provided that each Party shall in good faith make reasonable best efforts to avoid adverse effects on the other Party.

(d) No Party managing an Action (the “Managing Party”) pursuant to this Section 5.11 shall consent to entry of any judgment or enter into any settlement of any such Action without the prior written consent of the other Party (the “Non-Managing Party”) (not to be unreasonably withheld, conditioned or delayed); provided, however, that such Non-Managing Party, including, in the case of a Joint Action, any co-defendant, shall be required to consent to such entry of judgment or to such settlement that the Managing Party or other co-defendant may recommend with respect to any claim for which such Non-Managing Party (or co-defendant) is the defendant if the judgment or settlement: (i) contains no finding or admission of liability with respect to such Non-Managing Party’s (or co-defendant’s) Group or its applicable related Persons; (ii) involves only monetary relief which the Managing Party or proposing co-defendant has agreed to pay; and (iii) includes a full and unconditional release of the Non-Managing Party’s (or co-

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defendant’s) Group and its applicable related Persons. Notwithstanding the foregoing, the consent of the Non-Managing Party or co-defendant shall be required for any entry of judgment or settlement if the effect thereof is to permit any injunction, declaratory judgment, other order or other non-monetary relief to be entered, directly or indirectly, against the Non-Managing Party’s Group or its applicable related Persons (such consent not to be unreasonably withheld, conditioned or delayed).

(e) Any Government Investigation that (i) is not set forth on Section 5.11(c) of the Disclosure Letter, (ii) Parent determines in good faith involves one or more members of both the Parent Group and the SpinCo Group, (iii) relates to conduct that occurred prior to the Distribution Date and (iv) Parent determines in good faith involves, or would reasonably be expected to involve, non-monetary relief sought by a Governmental Authority with respect to a member of the Parent Group, shall be separately but cooperatively managed and directed by the Parties as if it were a Joint Action in accordance with the terms of Section 5.11(c) (subject, for the avoidance of doubt, to Section 5.11(d)). If any Party shall receive notice or otherwise learn of a Government Investigation that would reasonably be expected to require cooperative management as a Joint Action pursuant to this Section 5.11(e), such Party shall give the other Party written notice thereof as soon as reasonably practicable.

(f) For the avoidance of doubt, the provisions of this Section 5.11 shall not apply with respect to any Tax Contest or any other Tax matter, which shall be governed exclusively by the Tax Matters Agreement.

ARTICLE VI

ACCESS TO INFORMATION; PRIVILEGE; CONFIDENTIALITY

Section 6.1 Agreement for Exchange of Information; Archives; Information Included in SpinCo Intellectual Property.

(a) Except in the case of an Adversarial Action or threatened Adversarial Action, and subject to Section 6.1(b), and in accordance with applicable Law, each of Parent, Eaton HoldCo, Eaton Ohio and SpinCo, on behalf of their respective Group, shall provide, or cause to be provided, to the other Party, at any time after the Distribution, as soon as reasonably practicable after written request therefor, any Information relating to time periods on or prior to the Distribution Date in the possession or under the control of such respective Group, relating to the Parent Business or the SpinCo Business, which Parent or SpinCo, or any member of its respective Group, as applicable: (i) reasonably needs to comply with reporting, disclosure, filing or other requirements imposed on Parent or SpinCo, or any member of its respective Group, as applicable (including under applicable securities Laws), by any national securities exchange or any Governmental Authority having jurisdiction over Parent or SpinCo, or any member of its respective Group, as applicable; (ii) requests for use in any other judicial, regulatory, administrative or other Action or Internal Investigation, including possible Actions or Internal Investigations anticipated in good faith, or in order to satisfy audit, accounting, regulatory, litigation or other similar requirements; or (iii) to comply with its obligations under this Agreement or any Ancillary Agreement; provided that any request for information pursuant to this Section 6.1 shall be used only for the purposes described in this paragraph.

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(b) In the event that either Parent or SpinCo determines in good faith that the disclosure of any Information pursuant to Section 6.1(a) could be commercially detrimental, violate any Law or Contract or waive or jeopardize any attorney-client privilege, attorney work product protection or other similar privilege or doctrine, such Party may restrict such information to view by the other Party’s attorneys’ and experts’ eyes only before providing access to or furnishing such Information to the other Party; provided, however, that both Parent and SpinCo shall take all commercially reasonable measures to permit compliance with Section 6.1(a) in a manner that avoids any such harm or consequence.

(c) Notwithstanding the above:

(i) to the extent that it is discovered within twenty-four (24) months after the Distribution that the SpinCo Group was not in possession of a tangible or electronic copy of any SpinCo Intellectual Property as of the Distribution Date, and such copy was not provided to the SpinCo Group thereafter pursuant to an Ancillary Agreement or otherwise and does not remain to be provided to the SpinCo Group pursuant to an Ancillary Agreement, upon SpinCo’s reasonable request, Parent shall, and shall cause the applicable members of the Parent Group to, use commercially reasonable efforts to make available a copy of such SpinCo Intellectual Property to SpinCo to the extent such copy is then in Parent’s possession or accessible to Parent in a format as is reasonably agreed by the Parties; provided that this Section 6.1(c)(i) shall not obligate Parent to provide SpinCo a copy of any Parent Intellectual Property, Information to the extent relating to the Parent Business or any Information constituting Parent’s Intellectual Property filing, prosecution and maintenance management database (e.g., Anaqua) (including any Information constituting such database relating to SpinCo Intellectual Property); or

(ii) to the extent that it is discovered within twenty-four (24) months after the Distribution that the Parent Group was not in possession of a tangible or electronic copy of any Parent Intellectual Property as of the Distribution Date, and such copy was not provided to the Parent Group thereafter pursuant to an Ancillary Agreement or otherwise and does not remain to be provided to the Parent Group pursuant to an Ancillary Agreement, upon Parent’s reasonable request, SpinCo shall, and shall cause the applicable members of the SpinCo Group to, use reasonable best efforts to make available a copy of such Parent Intellectual Property to Parent to the extent such copy is then in SpinCo’s possession or accessible to SpinCo in a format as is reasonably agreed by the Parties; provided that this Section 6.1(c)(ii) shall not obligate SpinCo to provide Parent a copy of any SpinCo Intellectual Property or Information to the extent relating to the SpinCo Business.

Section 6.2 Ownership of Information. Any Information owned by one Group that is provided to the requesting Party hereunder shall be deemed to remain the property of the providing Party. Except as specifically set forth herein or in any Ancillary Agreement, nothing herein shall be construed as granting or conferring rights of license or otherwise in any such Information.

Section 6.3 Compensation for Providing Information. The Party requesting information pursuant to this Article VI shall reimburse the providing Party for the reasonable, documented, out-of-pocket costs, if any, in complying with a request for Information pursuant to this Article VI (whether or not such Information was a SpinCo Asset or a Parent Asset).

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Section 6.4 Record Retention. To facilitate the possible exchange of Information pursuant to this Article VI and other provisions of this Agreement, each Party shall use its reasonable best efforts to retain all Information in such Party’s possession relating to the other Party or its businesses, Assets or Liabilities, this Agreement or the Ancillary Agreements, in each case in accordance with their respective document retention policies. Each of Parent and SpinCo shall use their reasonable best efforts to maintain and continue their respective Group’s compliance with all “litigation holds” listed on Section 6.4 of the Disclosure Letter in accordance with the provisions set forth on Section 6.4 of the Disclosure Letter with respect to such listed litigation hold.

Section 6.5 Accounting Information. Without limiting the generality of Section 6.1 but subject to Section 6.1(b):

(a) Until the end of the first full fiscal year occurring after the Distribution Date (and for a reasonable period of time afterwards as required by Law for Parent to prepare consolidated financial statements or complete a financial statement audit for any period during which the financial results of the SpinCo Group were consolidated with those of Parent, which period shall not exceed the date on which each Party’s audited financial statements for the first full year after the Distribution Date are filed with the Commission), SpinCo shall use its reasonable best efforts to assist Parent in meeting Parent’s timetable for dissemination of its financial statements and to enable Parent’s auditors to timely complete their annual audit and quarterly reviews of financial statements. As part of such efforts and during such period as specified in the immediately preceding sentence, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting or, solely to the extent involving financial statements or other financial information of the type customarily included in offering or disclosure documents, as may be required for any Financing (as defined in the Merger Agreement), (i) SpinCo shall authorize and direct its auditors to make available to Parent’s auditors, within a reasonable time prior to the date of Parent’s auditors’ opinion or review report, both (x) the personnel who performed or will perform the annual audits and quarterly reviews of SpinCo and (y) work papers to the extent related to such annual audits and quarterly reviews, to enable Parent’s auditors to perform any procedures they consider reasonably necessary to take responsibility for the work of SpinCo’s auditors as it relates to Parent’s auditors’ opinion or report and (ii) until all governmental audits of those financial statements of Parent specified in the immediately preceding sentence are complete, SpinCo shall provide reasonable access during normal business hours for Parent’s internal auditors, counsel and other designated representatives to (x) the premises of SpinCo and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of SpinCo and its Subsidiaries and (y) the officers and employees of SpinCo and its Subsidiaries, so that Parent may conduct reasonable audits relating to the financial statements provided by SpinCo and its Subsidiaries; provided, however, that such access shall not be unreasonably disruptive to the business and affairs of the SpinCo Group; provided, further, that, any request for access pursuant to this Section 6.5(a) shall be made in good faith and limited to the extent reasonable to satisfy the good faith basis for such request.

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(b) Until the end of the first full fiscal year occurring after the Distribution Date (and for a reasonable period of time afterwards or as required by Law, which period shall not exceed the date on which each Party’s audited financial statements for the first full year after the Distribution Date are filed with the Commission), Parent shall use its reasonable best efforts to assist SpinCo in meeting SpinCo’s timetable for dissemination of its financial statements and to enable SpinCo’s auditors to timely complete their annual audit and quarterly reviews of financial statements. In addition, during such period, the Parties shall cooperate and Parent shall use reasonable best efforts to assist with the preparation of financial information of the SpinCo Business necessary for SpinCo and Merger Partner to prepare pro forma financial statements for such periods as may be required or customarily included in offering memoranda, private placement memoranda, prospectuses and similar documents, to consummate a Rule 144A offering of senior unsecured notes in connection with any Financing (as defined in the Merger Agreement). As part of such efforts and during such period as specified in the immediately preceding sentence, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting or, solely to the extent involving financial statements or other financial information of the type customarily included in offering or disclosure documents, as may be required for any Financing (as defined in the Merger Agreement), (i) Parent shall authorize and direct its auditors to make available to SpinCo’s auditors, within a reasonable time prior to the date of SpinCo’s auditors’ opinion or review report, both (x) the personnel who performed or will perform the annual audits and quarterly reviews of Parent and (y) work papers to the extent related to such annual audits and quarterly reviews, to enable SpinCo’s auditors to perform any procedures they consider reasonably necessary to take responsibility for the work of Parent’s auditors as it relates to SpinCo’s auditors’ opinion or report and (ii) until all governmental audits of those financial statements of SpinCo specified in the immediately preceding sentence are complete, Parent shall provide reasonable access during normal business hours for SpinCo’s internal auditors, counsel and other designated representatives to (x) the premises of Parent and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of Parent and its Subsidiaries and (y) the officers and employees of Parent and its Subsidiaries, so that SpinCo may conduct reasonable audits relating to the financial statements provided by Parent and its Subsidiaries; provided, however, that such access shall not be unreasonably disruptive to the business and affairs of the Parent Group; provided, further, that, any request for access pursuant to this Section 6.5(b) shall be made in good faith and limited to the extent reasonable to satisfy the good faith basis for such request.

(c) In order to enable the principal executive officer(s) and principal financial officer(s) (as such terms are defined in the rules and regulations of the Commission) of Parent to make any certifications required of them under Section 302 or 906 of the Sarbanes-Oxley Act of 2002, SpinCo shall, within a reasonable period of time following a request from Parent in anticipation of filing such reports, cause its principal executive officer(s) and principal financial officer(s) to provide Parent with certifications of such officers in support of the certifications of Parent’s principal executive officer(s) and principal financial officer(s) required under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 with respect to (i) Parent’s Quarterly Report on Form 10-Q filed with respect to the fiscal quarter during which the Distribution Date occurs (unless such quarter is Parent’s fourth fiscal quarter), (ii) to the extent applicable, each subsequent fiscal quarter through the third fiscal quarter of the year in which the Distribution Date occurs and (iii) Parent’s Annual Report on Form 10-K filed with respect to the fiscal year during which the Distribution Date occurs. Such certifications shall be provided in substantially the same form and manner as such SpinCo officers provided prior to the Distribution (reflecting any changes in certifications necessitated by the Distribution or any other transactions related thereto) or as otherwise agreed upon between Parent and SpinCo.

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(d) Subject to the confidentiality provisions of this Agreement and to such Party’s confidentiality obligations to third parties and to the extent it relates to the time prior to the Distribution, at the requesting Party’s expense, each Party shall authorize and request its respective auditors to make available to the other Party’s auditors (the “Other Party’s Auditors”) both the personnel who performed or are performing the annual audits of such audited Party (each such Party with respect to its own audit, the “Audited Party”) and work papers related to the annual audits of such Audited Party, in all cases within a reasonable time prior to such Audited Parties’ auditors’ opinion date, so that the Other Party’s Auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Audited Parties’ auditors as it relates to their auditors’ report on such other Parties’ financial statements, all within sufficient time to enable such other Party to meet its timetable for the filing of its annual financial statements with the Commission for the fiscal year in which the Distribution occurs (or, if the Distribution occurs in the first quarter of a fiscal year, the previous fiscal year).

Section 6.6 Limitations of Liability. Each of Parent (on behalf of itself and each other member of the Parent Group) and SpinCo (on behalf of itself and each other member of the SpinCo Group) understands and agrees that no Party is representing or warranting in any way as to the accuracy or sufficiency of any Information exchanged or disclosed under this Agreement, including any Information that constitutes an estimate or forecast or is based upon an estimate or forecast.

Section 6.7 Production of Witnesses; Records; Cooperation.

(a) Without limiting any of the rights or obligations of the Parties pursuant to Section 6.1 or Section 6.4, after the Distribution Date, except in the case of an Adversarial Action or threatened or contemplated Adversarial Action, and subject to Section 6.1(b), each of Parent and SpinCo shall use their reasonable best efforts to make reasonably available, upon written request, within thirty (30) days of such request (or such shorter period as may be reasonably necessary with any legal or regulatory deadline specified in such request): (i) the former, current and future directors, officers, employees, other personnel and agents of the Persons in its respective Group (whether as witnesses or otherwise); and (ii) subject to Section 6.1(b), Information contemplated by Section 6.1(a), in each case of clauses (i) and (ii), to the extent that such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action, Internal Investigation, Commission comment or review or threatened or contemplated Action, Internal Investigation, Commission comment or review (including preparation for any such Action, Internal Investigation, Commission comment or review) in which either Parent or SpinCo or any Person or Persons in its Group, as applicable, may from time to time be involved, regardless of whether such Action, Internal Investigation, Commission comment or review or threatened or contemplated Action, Internal Investigation, Commission comment or review is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all reasonable, documented, out-of-pocket costs and expenses in connection therewith; provided, that nothing in this Section 6.7 shall require the requesting Party to pay any fees (other than reasonably out-of-pocket expenses) for the time of employees made available as witnesses.

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(b) Without limiting the foregoing, Parent and SpinCo shall use their reasonable best efforts to cooperate and consult with each other to the extent reasonably necessary with respect to any Actions, Internal Investigations or threatened or contemplated Actions or Internal Investigations (including in connection with preparation for any such Action or Internal Investigation), other than an Adversarial Action or threatened or contemplated Adversarial Action.

(c) The obligation of Parent and SpinCo, pursuant to this Section 6.7, to use their reasonable best efforts to make available former, current and future directors, officers, employees and other personnel and agents or provide witnesses and experts, except in the case of an Adversarial Action or threatened or contemplated Adversarial Action, is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to make available employees and other officers without regard to whether such individual or the employer of such individual could assert a possible business conflict (it being understood and agreed that the producing Party shall act in good faith to minimize disruption to the business operations of the non-producing Party). Without limiting the foregoing, each of Parent and SpinCo agrees that neither it nor any Person or Persons in its respective Group will take any adverse action against any employee of its Group based on such employee’s provision of assistance or information to each other pursuant to this Section 6.7.

Section 6.8 Privileged Matters.

(a) Solely for purposes of asserting privileges which may be asserted under applicable Law, and without limiting the provisions of Section 6.10: (x) in order to protect the rights of the Parties to assert privilege, the Parties acknowledge and agree that legal and other professional services that have been and will be provided prior to the Distribution (whether by outside counsel, in-house counsel, other legal professionals, or other professionals acting at the direction of counsel) have been and will be rendered for the collective benefit of Parent and SpinCo, and (y) each of Parent and SpinCo shall be deemed to have been the client in connection with such services with respect to periods prior to the Distribution. The Parties acknowledge and agree that legal and other professional services will be provided following the Distribution, which services will be rendered solely for the benefit of Parent or SpinCo, as the case may be.

(b) Parent shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to the Parent Business or the Distribution and not to the SpinCo Business, whether or not the privileged Information is in the possession or under the control of any member of the Parent Group or any member of the SpinCo Group. Parent shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to any Parent Assets or Parent Liabilities, and not any SpinCo Assets or SpinCo Liabilities, in connection with any Actions or Internal Investigations that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the Parent Group or any member of the SpinCo Group. For the avoidance of doubt, Information shall not be deemed to relate to the Parent Business solely by virtue of the fact that personnel associated with the corporate function of Parent were involved in the production or evaluation of such Information or otherwise involved in the Actions or Internal Investigations relating to such Information.

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(c) SpinCo shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to the SpinCo Business and not to the Parent Business or the Distribution, whether or not the privileged Information is in the possession or under the control of any member of the SpinCo Group or any member of the Parent Group. SpinCo shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to any SpinCo Assets or SpinCo Liabilities and not any Parent Assets or Parent Liabilities in connection with any Actions or Internal Investigations that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the SpinCo Group or any member of the Parent Group. For the avoidance of doubt, Information shall not be deemed to relate to the SpinCo Business solely by virtue of the fact that SpinCo personnel were involved in the production or evaluation of such Information or otherwise involved in the Actions or Internal Investigations relating to such Information.

(d) Subject to the remaining provisions of this Section 6.8, the Parties agree that Parent shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with privileged Information not otherwise allocated pursuant to this Section 6.8 in connection with any Actions or Internal Investigations, or threatened or contemplated Actions or Internal Investigations, or other matters that involve both Parties (or one or more members of their respective Groups), whether or not such privileged Information is in the possession or under the control of a member of the SpinCo Group or a member of the Parent Group.

(e) To the extent that an issue regarding a privilege controlled by one Party under this Section 6.8 arises in connection with an Action or Internal Investigation the defense, prosecution or conduct (as applicable) of which the other Party is entitled to direct pursuant to Section 5.11, the Party entitled to control such privilege shall cooperate in good faith with the Party directing such Action or Internal Investigation in order to facilitate the efficient administration of such Action or Internal Investigation. If any dispute arises between the Parties or any members of their respective Group regarding whether a privilege or immunity should be waived to protect or advance the interests of any Party or any member of their respective Groups, each Party agrees that it shall: (i) negotiate with the other Party in good faith, and (ii) endeavor to minimize any prejudice to the rights of the other Party and the members of its Group.

(f) Upon receipt by any Party, or by any member of its respective Group, of any subpoena, discovery or other request (or of written notice that it will receive or has received such subpoena, discovery or other request) that may reasonably be expected to result in the production or disclosure of privileged Information subject to a shared privilege or immunity or as to which the other Party has the sole right hereunder to assert a privilege or immunity, or if any Party obtains knowledge or becomes aware that any of its, or any member of its respective Group’s, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests (or have received written notice that they will receive or have received such subpoena, discovery or other requests) that may reasonably be expected to result in the production

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or disclosure of such privileged Information, such Party shall promptly notify the other Party of the existence of any such subpoena, discovery or other request and shall provide the other Party a reasonable opportunity to review the privileged Information and to assert any rights it or they may have, under this Section 6.8 or otherwise, to prevent the production or disclosure of such privileged Information; provided that if such Party is prohibited by applicable Law from disclosing the existence of such subpoena, discovery or other request, such Party shall provide written notice of such related information for which disclosure is not prohibited by applicable Law and use reasonable best efforts to inform the other Party of any related information such Party reasonably determines is necessary or appropriate for the other Party to be informed of to enable the other Party to review the privileged Information and to assert its rights, under this Section 6.8 or otherwise, to prevent the production or disclosure of such privileged Information.

(g) The Parties agree that their respective rights to any access to Information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of privileged Information between the Parties and members of their respective Groups pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise. The Parties further agree that: (i) the exchange by one Party to the other Party of any Information that should not have been exchanged pursuant to the terms of Section 6.9 shall not be deemed to constitute a waiver of any privilege or immunity that has been or may be asserted under this Agreement or otherwise with respect to such privileged Information; and (ii) the Party receiving such privileged Information shall promptly return such privileged Information to the Party who has the right to assert the privilege or immunity.

Section 6.9 Confidential Information.

(a) Except as otherwise provided in the other Transaction Documents (to the extent that any such Transaction Document expressly provides that certain information shall be confidentially maintained on a basis that is more protective of such information or for a longer period of time than provided for herein, then the applicable provisions contained in such Transaction Document shall control), each of Parent and SpinCo, on behalf of itself and each Person in its respective Group, shall hold, and cause its respective directors, officers, employees, agents, accountants, subcontractors, counsel and other advisors and representatives (each, a “Representative”) to hold, in strict confidence, not release or disclose and protect with at least the same degree of care, but no less than a reasonable degree of care, that it applies to its own confidential and proprietary information pursuant to policies in effect as of the Distribution Date, all confidential or proprietary Information concerning the Parent Business or the Parent Group (in the case of SpinCo or a member of its Group) or the SpinCo Business or the SpinCo Group (in the case of Parent or a member of its Group) (such Group’s “Specified Confidential Information”) that is either in its possession (including such Specified Confidential Information in its possession prior to the Distribution) or furnished by the other Group or its respective Representatives at any time pursuant to this Agreement or any Ancillary Agreement, and shall not use any such Specified Confidential Information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such Specified Confidential Information is: (x) in the public domain through no fault of any member of the Parent Group or the SpinCo Group, as applicable, or any of its respective Representatives; (y) later lawfully acquired from other sources by any of Parent, SpinCo or their respective Groups or Representatives, as applicable,

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which sources are not themselves bound by a confidentiality obligation to the knowledge of any of Parent, SpinCo or Persons in their respective Groups, as applicable, following reasonable inquiry; or (z) independently generated after the date hereof without reference to any Specified Confidential Information of the Parent Group or the SpinCo Group, as applicable. Notwithstanding the foregoing, each of Parent and SpinCo may release or disclose, or permit to be released or disclosed, any such Specified Confidential Information of the other Group (i) to their respective Representatives who need to know such Specified Confidential Information (who shall be advised of the obligations hereunder with respect to such Specified Confidential Information), (ii) to any nationally recognized statistical rating organization as it reasonably deems necessary, solely for the purpose of obtaining a rating of securities or other debt instruments upon normal terms and conditions, (iii) if such Party or its Group is required or compelled to disclose any such Specified Confidential Information by judicial or administrative process (including any proceeding brought by a Governmental Authority) or by other requirements of Law or stock exchange rule, in each case, to the extent such Party is advised by counsel that it is advisable to do so, (iv) as required in connection with the defense of any legal or other proceeding brought by one Party against the other Party or in respect of claims by one Party against the other Party brought in such a proceeding, (v) as necessary in order to permit a Party to prepare and disclose its financial statements, Tax Returns or other required disclosures under applicable Law or in connection with the Distribution, (vi) as necessary for a Party to enforce its rights or perform its obligations under this Agreement or any Ancillary Agreement and (vii) to Governmental Authorities in accordance with applicable procurement regulations and contract requirements; provided, however, that, with respect to clause (i) hereof: (A) such Representatives shall keep such Specified Confidential Information confidential and will not disclose such Specified Confidential Information to any other Person and (B) each Party agrees that it is responsible to the other Party for any action or failure to act that would constitute a breach or violation of this Section 6.9(a) by any such Representative; with respect to clause (ii) hereof, the Party whose Specified Confidential Information is being disclosed or released to such rating organization is promptly notified thereof in writing in advance of such disclosure or release; with respect to public disclosures pursuant to clause (iii) hereof, that the Party required to disclose such Specified Confidential Information gives the other Party a reasonable opportunity to review and comment on the portion of such disclosure containing or reflecting Specified Confidential Information prior to the disclosure thereof; and, in the case of disclosure required by judicial or administrative process pursuant to clause (iii) hereof, that the Party required to disclose such Specified Confidential Information gives the other Party, to the extent reasonably practicable and legally permissible, prompt prior notice of such disclosure and an opportunity to contest such disclosure and shall use reasonable best efforts to cooperate, at the expense of the requesting Party, in seeking any reasonable protective arrangements requested by such Party. In the event that such appropriate protective order or other remedy is not obtained, the Party that is required to disclose such Specified Confidential Information of the other Group shall furnish, or cause to be furnished, only that portion of such Specified Confidential Information that is legally required to be disclosed and shall use reasonable best efforts to ensure that confidential treatment is accorded such Specified Confidential Information.

(b) Each Party acknowledges that it or members of its Group may presently have and, after the Distribution, may gain access to or possession of confidential or proprietary Information of, or legally protected personal Information and Personal Data relating to, third parties: (i) that was received under confidentiality or non-disclosure agreements entered into between such third parties, on the one hand, and the other Party or members of such other

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Party’s Group, on the other hand, prior to the Distribution or (ii) that, as between the two Parties, was originally collected by the other Party or such other Party’s Group and that may be subject to and protected by privacy, Data Protection Laws or other applicable Laws. Each Party agrees that it shall hold, protect and use, and shall cause the members of its Group and its and their respective Representatives to hold, in strict confidence, not release or disclose and protect with at least the same degree of care, but no less than a reasonable degree of care, that it applies to its own confidential and proprietary information pursuant to policies in effect as of the Distribution Date, the confidential and proprietary Information of, or legally protected personal Information and Personal Data relating to, third parties in accordance with privacy, Data Protection Laws or other applicable Laws and the terms of any Contracts that were either entered into before the Distribution or affirmative commitments or representations that were made before the Distribution by, between or among the other Party or members of the other Party’s Group, on the one hand, and such third parties, on the other hand.

(c) Without limiting the generality of the foregoing, each Party shall use reasonable efforts, and shall cause the members of its Group to, comply with any applicable requirements under all applicable Data Protection Laws in connection with the processing of Personal Data carried out pursuant to this Agreement or any Ancillary Agreement. The obligations of the Parties with respect to the processing of Personal Data during the transition period and the data processing terms applicable to the provision of Services (as defined in the Transition Services Agreement) under the Transition Services Agreement, shall be as set forth in the Transition Services Agreement (including Schedule H (Data Transfer Addendum) thereto), the terms of which are incorporated herein by reference to the extent relating to the processing of Personal Data in connection with the transactions contemplated by this Agreement.

Section 6.10 Conflicts Waiver. Each of the Parties acknowledges, on behalf of itself and each other member of its Group, notwithstanding anything to the contrary contained herein or imposed by operation of law, that Parent has retained Paul, Weiss, Rifkind, Wharton & Garrison LLP, Skadden, Arps, Slate, Meagher & Flom LLP, Hogan Lovells International LLP and Arthur Cox LLP (collectively, the “Known Counsel”) to act as its counsel in connection with this Agreement, the Merger Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby. SpinCo hereby agrees on behalf of itself and each member of its Group that, notwithstanding anything to the contrary contained herein or imposed by operation of law, in the event that a dispute (whether or not related to this Agreement, the Merger Agreement, the Ancillary Agreements, or the transactions contemplated hereby and thereby) arises between or among (x) any member of the SpinCo Group, any SpinCo Indemnitee or any of their respective Affiliates, on the one hand, and (y) any member of the Parent Group, any Parent Indemnitee or any of their respective Affiliates, on the other hand: (a) any Known Counsel may represent any member of the Parent Group, any Parent Indemnitee or any of their respective Affiliates in such dispute even though the interests of such Person may be directly adverse to, or conflict with the legal or economic interests of, any Person described in clause (x), and even though such Known Counsel may have represented or provided advice to a Person described in clause (x) in a matter substantially related to such dispute at or prior to the Distribution, or may be handling ongoing matters for a Person described in clause (x) as of the Distribution Date that continue following the Distribution, and even though such Known Counsel may have or previously have had confidential or privileged information of a Person described in clause (x) that may be related to such dispute, (b) SpinCo hereby waives, on behalf of itself and each other Person described in clause (x), as

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applicable, any conflict of interest or claim to confidentiality in connection with such representation by such Known Counsel, and (c) SpinCo hereby agrees, on behalf of itself and each other Person described in clause (x), as applicable, not to seek to disqualify such Known Counsel in connection with such representation. SpinCo, on behalf of itself and each other member of its Group, irrevocably authorizes any Known Counsel to disclose or provide any of its confidential or privileged information existing as of the date hereof to Parent or any other member of Parent’s Group, and to otherwise use or disclose that information in accordance with Parent’s direction. Each of SpinCo and Parent, on behalf of itself and each other member of its Group, agrees to take, and to cause their respective then-Affiliates to take, all steps necessary to implement the intent of this Section 6.10. Each of SpinCo and Parent, on behalf of itself and each other member of its Group, further agrees that each Known Counsel and its respective partners and employees are third-party beneficiaries of this Section 6.10, and may seek to enforce this Section 6.10.

ARTICLE VII

INSURANCE

Section 7.1 Maintenance of Insurance and Termination of Coverage.

(a) Until the Distribution, Parent shall (i) cause the members of the SpinCo Group and their respective employees, officers and directors to continue to be covered as insured parties under the applicable policies of insurance of the Parent Group, in a manner which is no less favorable than the coverage provided for Parent and its Subsidiaries and (ii) permit the members of the SpinCo Group and their respective employees, officers and directors to submit claims in the ordinary course, relating to, arising out of or resulting from facts, circumstances, events or matters that occurred prior to the Distribution to the extent permitted under such policies.

(b) Except as otherwise expressly permitted in this Article VII, Parent and SpinCo acknowledge that, as of immediately prior to the Distribution, Parent intends to take such action as it may deem necessary or desirable to remove the members of the SpinCo Group and their respective employees, officers and directors as insured parties under any policy of insurance issued to any member of the Parent Group by any insurance carrier effective immediately prior to the Distribution, and on or following the Distribution, the SpinCo Group shall cease to be in any manner insured by, entitled to any benefits or coverage under, or entitled to seek benefits or coverage from or under any Parent Insurance Policies other than any insurance policy issued exclusively in the name and for the benefit of any member of the SpinCo Group (and except for any such insurance policy which forms a part of a fronted, or equivalent, insurance program for which any member of the Parent Group retains funding responsibility). SpinCo Group will not be entitled at or following the Distribution to make any claims for insurance thereunder to the extent such claims are based upon facts, circumstances, events or matters occurring at or after the Distribution. No member of the Parent Group shall be deemed to have made any representation or warranty as to the availability of any coverage, insurability, or satisfaction of any terms and conditions under any such insurance policy. At and after the Distribution, the SpinCo Group shall procure all contractual and statutorily obligated insurance related to the operation of the SpinCo Business.

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Section 7.2 Claims under Parent Insurance Policies.

(a) At and after the Distribution, the members of each of the Parent Group and the SpinCo Group shall, subject to the terms of this Section 7.2, have the right to assert Parent Policy Pre-Separation Insurance Matters under the applicable insurance policies up to the full extent of the applicable and available limits of liability of any such policy subject to the terms and conditions of such policies.

(i) With respect to any claims contemplated by Section 7.2(a) asserted by members of the SpinCo Group with respect to the SpinCo Business, or any claim described in clause (a) of the definition of Parent Policy Pre-Separation Insurance Matters, subject to the terms of this Section 7.2, members of the SpinCo Group shall be solely responsible for notifications, and updates to the applicable insurance companies, compliance with all policy terms and conditions, and for the handling, pursuit and collection of such claims.

(ii) Members of the SpinCo Group shall not, without the written consent of Parent, amend, modify, waive or release any rights of Parent under any such insurance policies and programs. Parent shall have primary control over any Parent Policy Pre-Separation Insurance Matters relating to both the Parent Business and the SpinCo Business, subject to the terms and conditions of the relevant policy of insurance governing such control.

(b) Each of Parent and SpinCo shall, and shall cause each member of the Parent Group and SpinCo Group, respectively, to, reasonably cooperate with and assist the applicable member of the SpinCo Group and the Parent Group, as applicable, with respect to claims reported to insurance companies pursuant to Section 7.2(a). With respect to coverage claims or requests for benefits asserted by members of the SpinCo Group under the Available Insurance Policies, or any claim described in clause (a) of the definition of Parent Policy Pre-Separation Insurance Matters, Parent shall have the right but not the duty to monitor or associate with such claims.

(c) Notwithstanding anything contained herein, except as provided in Section 7.6, (i) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of any member of the Parent Group to insurance coverage under the Parent Insurance Policies for any matter, whether relating to the rights of the SpinCo Group or otherwise and (ii) Parent shall retain the exclusive right to control the insurance policies of the Parent Group, and the benefits and amounts payable thereunder, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of such insurance policies and to amend, modify or waive any rights under any such insurance policies, notwithstanding whether any such insurance policies apply to any past, present or future Liabilities of or claims by any member of the SpinCo Group, including coverage claims with respect to any claim, act, omission, event, circumstance, occurrence or loss for which the SpinCo Group may make a claim under an insurance policy pursuant to this Section 7.2; provided, during the eighteen (18) month period following the Distribution, Parent will provide written notice to SpinCo of any changes to any Parent Insurance Policies (excluding self-insurance, captive insurance or insurance from Affiliates) under which the SpinCo Group has historically made material claims or are the subject of any claims pursuant to this Section 7.2. SpinCo, on behalf of itself and each member of the SpinCo Group, hereby gives consent for the Parent to inform any affected insurer of this Agreement and to provide such insurer, as reasonably necessary, with all or any portion of a copy hereof.

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Section 7.3 Claims under SpinCo Insurance Policies.

(a) At and after the Distribution, the members of each of the Parent Group and the SpinCo Group shall, subject to the terms of this Section 7.3, have the right to assert SpinCo Policy Pre-Separation Insurance Matters under the applicable SpinCo Insurance Policies up to the full extent of the applicable and available limits of liability of such policy subject to the terms and conditions of such policies.

(i) With respect to any claims contemplated by Section 7.3(a) asserted by members of the Parent Group with respect to the Parent Business, or any claim described in clause (a) of the definition of SpinCo Policy Pre-Separation Insurance Matters, subject to the terms of this Section 7.3, members of the Parent Group shall be solely responsible for notifications, and updates to the applicable insurance companies, compliance with all policy terms and conditions, and for the handling, pursuit and collection of such claims.

(ii) Members of the Parent Group shall not, without the written consent of SpinCo, amend, modify, waive or release any rights of SpinCo under any such insurance policies and programs. SpinCo shall have primary control over any SpinCo Policy Pre-Separation Insurance Matters relating to both the Parent Business and the SpinCo Business, subject to the terms and conditions of the relevant policy of insurance governing such control.

(b) Each of Parent and SpinCo shall, and shall cause each member of the Parent Group and SpinCo Group, respectively, to, reasonably cooperate with and assist the applicable member of the SpinCo Group and the Parent Group, as applicable, with respect to claims reported to insurance companies pursuant to Section 7.3(a). With respect to coverage claims or requests for benefits asserted by members of the Parent Group under the insurance policies of the SpinCo Group, or any claim described in clause (a) of the definition of SpinCo Policy Pre-Separation Insurance Matters, SpinCo shall have the right but not the duty to monitor or associate with such claims.

(c) Notwithstanding anything contained herein, except as provided in this Article VII, (i) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of any member of the SpinCo Group to insurance coverage for any matter, whether relating to the rights of the Parent Group or otherwise and (ii) SpinCo shall retain the exclusive right to control the insurance policies of the SpinCo Group, and the benefits and amounts payable thereunder, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of such insurance policies and to amend, modify or waive any rights under any such insurance policies, notwithstanding whether any such insurance policies apply to any past, present or future Liabilities of or claims by any member of the Parent Group, including coverage claims with respect to any claim, act, omission, event, circumstance, occurrence or loss for which the Parent Group may make a claim under an insurance policy pursuant to this Section 7.3; provided, during the eighteen (18) month period following the Distribution, SpinCo will provide written notice to Parent of any changes to any insurance policies of the SpinCo Group under which the Parent Group has historically made material claims or are the subject of any claims pursuant to this Section 7.3. Parent, on behalf of itself and each member of the Parent Group, hereby gives consent for SpinCo to inform any affected insurer of this Agreement and to provide such insurer, as reasonably necessary, with all or any portion of a copy hereof.

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Section 7.4 Insurance Proceeds. Except as set forth on Section 7.4 of the Disclosure Letter, any Insurance Proceeds received by the Parent Group for the benefit of members of the SpinCo Group or by the SpinCo Group for the benefit of members of the Parent Group, in accordance with Section 7.2 or Section 7.3, shall be transferred, respectively, to the SpinCo Group (in the former case) or the Parent Group (in the latter case). Any Insurance Proceeds received for the benefit of both the Parent Group and the SpinCo Group shall be distributed pro rata based on the respective share of the underlying loss.

Section 7.5 Claims Not Reimbursed. No Party shall be liable to another Party for claims, or portions of claims, not reimbursed by insurers under any policy for any reason, including coinsurance provisions, deductibles, quota share deductibles, self-insured retentions, reimbursement obligations (including under “fronted” or similar insurance policies), bankruptcy or insolvency of any insurance carrier(s), policy limitations or restrictions (including exhaustion of limits), any coverage disputes, any failure to timely file a claim by any member of the Parent Group or any member of the SpinCo Group or any defect in such claim or its processing. To the extent an insurance carrier requires a Party or a member of such Party’s Group to make a payment in respect of a deductible, retention or other similar limitation on coverage that is the obligation of the other Party or of a member of such other Party’s Group, the responsible Party shall cause such amount to be repaid to the applicable Party or Group member in accordance with Section 9.6 of the Disclosure Letter. Nothing in this Section 7.5 shall be construed to limit or otherwise alter in any way the obligations of the Parties, including those created by this Agreement, by operation of Law or otherwise.

Section 7.6 D&O Policies. At and after the Distribution, Parent shall not, and shall cause the members of the Parent Group not to, take any action that would limit the coverage of the individuals who acted as directors or officers of SpinCo (or members of the SpinCo Group) prior to the Distribution under any directors and officers liability insurance policies or fiduciary liability insurance policies (collectively, “D&O Policies”) maintained by the members of the Parent Group in respect of claims made against and known by Parent prior to the Distribution. Parent shall, and shall cause the members of the Parent Group to, reasonably cooperate with the individuals who acted as directors or officers of SpinCo (or members of the SpinCo Group) prior to the Distribution in their pursuit of any such coverage claims under such D&O Policies which could inure to the benefit of such individuals. Parent shall allow SpinCo and its agents and representatives, upon reasonable prior notice and during regular business hours, to examine the relevant D&O Policies maintained by Parent and members of the Parent Group. Parent shall provide, and shall cause other members of the Parent Group to provide, such cooperation as is reasonably requested by SpinCo in order for SpinCo to have in effect at and after the Distribution new D&O Policies with respect to claims reported at or after the Distribution including for claims relating to acts or omissions prior to the Distribution. Each of SpinCo and Parent shall, and shall cause each member of the SpinCo Group and the Parent Group, respectively, to have in effect at and after the Distribution such D&O Policies as are appropriate in their respective judgments to cover any claims reported at or after the Distribution for which they respectively have written indemnity obligations to directors, officers and employees, including for claims relating to acts or omissions prior to the Distribution.

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ARTICLE VIII

FURTHER ASSURANCES AND ADDITIONAL COVENANTS

Section 8.1 Further Assurances. In addition to the actions specifically provided for elsewhere in this Agreement, but subject to the express limitations of this Agreement and of the Ancillary Agreements, each of the Parties shall, subject to Section 2.1(f), use reasonable best efforts, prior to, on and after the Distribution Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws and agreements to consummate, and make effective, the transactions contemplated by this Agreement.

Section 8.2 Non-Solicitation Covenant. For a period of eighteen (18) months from and after the Distribution Date, no Party shall, and shall ensure that the other members of such Party’s Group shall not, directly or indirectly, (a) solicit or induce or attempt to solicit or induce any executive, any officer or any employee of the other Party’s Group to leave employment of such Party’s Group or (b) hire any executive, any officer or any employee, in each case, without the prior written consent of Parent or SpinCo, as applicable; provided, however, that this Section 8.2 shall not prohibit (i) any general offers of employment to the public, including through a bona fide search firm, so long as it is not specifically targeted toward employees of the Parent Group or the SpinCo Group, as applicable or (ii) soliciting any person who has ceased to be employed by the other Party’s Group at least six (6) months prior to the commencement of such solicitation.

Section 8.3 Non-Competition Covenant.

(a) For a period of three (3) years from the Distribution Date (the “Restricted Period”), neither Parent nor any member of the Parent Group will engage in (or own any Equity Interest in any Person who engages in), directly or indirectly, the manufacture, marketing, distribution or sale, in each case to the Specified End Markets, anywhere in the world, of any of the products listed on Section 8.3(a) of the Disclosure Letter or in replacement products therefor in the Specified End Markets (the “Competitive Business”); provided, that none of the following shall constitute a Competitive Business: (i) any activity conducted by the Parent Business (including any activity of any joint venture or other arrangement in which Parent holds an equity investment) as of the Distribution Date and reasonable extensions thereof and (ii) any activity conducted pursuant to any agreement between any member of the Parent Group and any member of the SpinCo Group entered into in connection with the transactions contemplated hereby.

(b) Notwithstanding the foregoing, the prohibitions in Section 8.3(a) shall not prohibit (i) the direct or indirect ownership by any member of the Parent Group of 9.9% or less of the outstanding stock or other securities of any Person engaged in a Competitive Business, solely as a passive investor; (ii) investing in funds or partnerships which in turn invest in companies that engage in a Competitive Business, so long as Parent does not exercise control over such investment decisions; (iii) the performance by Parent or any member of the Parent Group of any of its obligations under this Agreement, any Ancillary Agreement, the Merger Agreement or any Transaction Document (as defined in the Merger Agreement); (iv) the acquisition, whether in a single transaction or a series of related transactions, and, after such acquisition, the ownership of an Equity Interest in, any Person (or its successor) that is engaged, directly or indirectly through

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a Subsidiary, in a Competitive Business if such Competitive Business generated 20% or less of such acquired Person’s consolidated annual revenues as of the last completed fiscal year of such acquired Person; or (v) the acquisition whether in a single transaction or a series of related transactions, and, after such acquisition, the ownership of an Equity Interest in any Person (or its successor) that is engaged, directly or indirectly through a Subsidiary, in a Competitive Business if (A) such Competitive Business generated 49.9% or less of such acquired Person’s consolidated annual revenues in the last completed fiscal year of such acquired Person and (B) Parent or its applicable Affiliate, within twelve (12) months of the consummation of such acquisition, enters into a definitive agreement to cause the divestiture of the Competitive Business such that the restrictions set forth in Section 8.3(a) would not have operated to restrict such ownership assuming completion of the divestiture had occurred prior to such acquisition, and thereafter uses reasonable best efforts to complete such divestiture as soon as reasonably practicable (and in any event within twenty-four (24) months of the consummation of the acquisition of such Competitive Business).

The Parties understand and acknowledge that any non-intentional de minimis violations of this Section 8.3 by Parent or any member of the Parent Group and sales to third-party distributors and retailers (and further sales by such distributors and retailers) where the Parent Group does not target the Specified End Markets shall not be deemed a breach of this Section 8.3. Notwithstanding the foregoing or any other provision of this Agreement, this Section 8.3 shall not restrain or prohibit any activities, actions or conduct of any Person that is not directly or indirectly controlled by Parent, including any joint ventures, partnerships or co-investment vehicles that neither Parent nor any of its direct or indirect Subsidiaries controls.

Section 8.4 Certain Acknowledgments. The Parties acknowledge that the covenants set forth in Section 8.2 (Non-Solicitation) and Section 8.3 (Non-Competition) (together, the “Restrictive Covenant Sections”) are reasonable in order to protect the value of the SpinCo Business. It is the intention of the Parties that if any covenant contained in the Restrictive Covenant Sections covers a geographic area, is for a length of time or is of a scope that is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such restriction or covenant will not be construed to be null, void and of no effect, but will, to the extent such restriction or covenant would be valid or enforceable under applicable Law, be construed and interpreted to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained in the Restrictive Covenant Sections) that would be valid and enforceable under applicable Law.

Section 8.5 Ancillary Agreements. Prior to the Distribution Time, with respect to any Ancillary Agreement that has not yet been executed, but for which the form of such Ancillary Agreement attached hereto expressly contemplates covenants or other agreements that on their face would be operative prior to the Distribution Time if such Ancillary Agreement had been executed by the parties thereto as of the date hereof, then notwithstanding the fact that such Ancillary Agreement has not yet been executed by the parties thereto, the Parties agree on behalf of themselves and their respective Affiliates that all such provisions are incorporated herein by reference, mutatis mutandis, and shall be operative prior to the Distribution Time as if such Ancillary Agreement had been executed with respect to such provisions prior to the relevant time.

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Section 8.6 Reorganization of Eaton Indemnitors. Following the occurrence of an Eaton Indemnitor Change Event, whether such Eaton Indemnitor Change Event occurs prior to or following the Distribution Time, Parent shall cause the replacement of the Eaton Indemnitor undergoing the Eaton Indemnitor Change Event under this Agreement and the Ancillary Agreements with an entity or entities that are reasonably satisfactory to SpinCo (following the Distribution Time) or Merger Partner (prior to the Distribution Time) (a “Replacement Indemnitor”) under this Agreement and any Ancillary Agreement; provided, that a replacement entity or entities shall be deemed acceptable if their net asset value, as of the last completed fiscal quarter prior to the replacement of the applicable Eaton Indemnitor, is in the aggregate equal to or greater than the net asset value of the replaced Eaton Indemnitor as of the last completed fiscal quarter prior to the date of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Termination. This Agreement shall terminate simultaneously with the valid termination of the Merger Agreement prior to the Distribution. Except for a termination described in the immediately preceding sentence, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties. In the event of such termination, this Agreement shall become void and no Party, or any of its officers and directors, shall have any liability to any Person by reason of this Agreement.

Section 9.2 Counterparts; Entire Agreement; Corporate Power.

(a) This Agreement may be executed in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party. This Agreement may be executed by PDF signature and scanned and exchanged by electronic mail, and such PDF signature or scanned and exchanged copies shall constitute an original for all purposes.

(b) This Agreement, the Ancillary Agreements, the Disclosure Letter, the Merger Agreement, and the Transaction Documents (as defined in the Merger Agreement), the Confidentiality Agreement (as defined in the Merger Agreement) and the Appendices, Exhibits and Schedules hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties with respect to the subject matter hereof other than those set forth or referred to herein or therein. In the event of conflict or inconsistency between the provisions of this Agreement or any Master Ancillary Agreement, on the one hand, and the provisions of any Local Transfer Agreement or Separate Conveyancing Instrument (including any provision of a Local Transfer Agreement or Separate Conveyancing Instrument providing for dispute resolution mechanisms inconsistent with those provided herein), on the other hand, the provisions of this Agreement and any such Master Ancillary Agreement shall prevail and remain in full force and effect, unless otherwise stated in such Master Ancillary Agreement or required by non-waivable local Law. Each Party hereto shall, and shall cause each of its Subsidiaries to, implement the provisions of and the transactions contemplated by the Local Transfer Agreement in accordance with the immediately preceding sentence.

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(c) Parent, Eaton Ohio and Eaton HoldCo represent on behalf of themselves and each other member of the Parent Group, SpinCo represents on behalf of itself and each other member of the SpinCo Group and Merger Partner represents on behalf of itself, as follows:

(i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform each of this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby; and

(ii) this Agreement and each Ancillary Agreement to which it is a party has been (or, in the case of any Ancillary Agreement, will be on or prior to the Distribution Date) duly executed and delivered by it and, assuming the due execution of delivery of this Agreement and each such Ancillary Agreement by the parties thereto, constitutes, or will constitute, a valid and binding agreement of it enforceable in accordance with the terms hereof or thereof.

Section 9.3 Negotiation. In the event of any dispute arising out of or in connection with this Agreement or any Ancillary Agreement (unless such Ancillary Agreement expressly provides that disputes thereunder will not be subject to the resolution procedures set forth in this Article IX) or the transactions contemplated hereby or thereby, including any Action based on contract, tort, equity, statute, regulation or constitution (collectively, “Disputes”), the Party raising the Dispute shall first give written notice of the Dispute (a “Dispute Notice”), and the chief legal officers of the Parties (or such other individuals designated by the respective chief legal officers) or the executive officers designated by the Parties shall negotiate for a reasonable period of time to settle such Dispute; provided, that such reasonable period shall not, unless otherwise agreed by the Parties in writing, exceed thirty (30) days (the “Negotiation Period”) from the time of receipt of the Dispute Notice; provided, further, that in the event of any Action in accordance with Section 9.4, the Parties shall not assert the defenses of statute of limitations, laches or any other defense, in each such case based on the passage of time during the Negotiation Period. Notwithstanding anything to the contrary contained in this Section 9.3, the Parties’ agreement to negotiate during the Negotiation Period and the requirement to provide a Dispute Notice as described herein shall not prevent a Party from commencing any action in order to seek any injunctive or other urgent relief in accordance with Section 9.4 and Section 9.5.

Section 9.4 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a) This Agreement and any disputes relating to, arising out of or resulting from this Agreement, including to its execution, performance or enforcement, shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such

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dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement, any Ancillary Agreement or the Separation Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement, any Ancillary Agreement or the Separation Transactions in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement, any Ancillary Agreement or the Separation Transactions brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement, any Ancillary Agreement or the Separation Transactions in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County. Each Party agrees that service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 9.10.

(b) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR ANY OF THE SEPARATION TRANSACTIONS, WHETHER SUCH CLAIMS ARE BASED IN TORT, CONTRACT OR OTHERWISE. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY ANCILLARY AGREEMENTS OR RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS Section 9.4. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS Section 9.4 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

(c) To the extent that the dispute resolution provisions of any Ancillary Agreement are inconsistent with the provisions of this Section 9.4, the provisions of this Section 9.4 shall control unless such Ancillary Agreement expressly provides that the provisions of this Section 9.4 shall not control. Each Party shall cause their respective group members to act in accordance with this Section 9.4(c).

Section 9.5 Specific Performance. Subject to Section 9.3 and Section 9.4, except as provided below, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any applicable Ancillary Agreement, the affected Party shall have the right to specific performance, declaratory relief and injunctive or other equitable relief (on a permanent, emergency, temporary, preliminary or interim basis) of its

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rights under this Agreement or any applicable Ancillary Agreement, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative. The other Party shall not oppose the granting of such relief on the basis that money damages are an adequate remedy. The Parties agree that the remedies at Law for any breach or threatened breach hereof, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at Law would be adequate is hereby waived. Any requirements for the securing or posting of any bond or similar security with such remedy are hereby waived.

Section 9.6 No Set-Off; Payments. Except as expressly provided to the contrary in this Agreement or in any Ancillary Agreement or as otherwise mutually agreed to in writing by the Parties, (a) no Party nor any member of such Party’s Group shall have any right of set-off or other similar rights with respect to (i) amounts payable pursuant to this Agreement or any Ancillary Agreement or (ii) any other amounts claimed to be owed to the other Party or any member of its Group arising out of this Agreement or any Ancillary Agreement and (b) any amounts payable pursuant to this Agreement (including pursuant to Section 2.3(d)(iii)) or any Ancillary Agreement shall be settled in the manner and on the timeframes provided on Section 9.6 of the Disclosure Letter.

Section 9.7 Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties shall continue to provide services and honor all other commitments under this Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of Section 9.3 or Section 9.4, with respect to all matters not subject to such dispute resolution.

Section 9.8 Assignability. Except as otherwise provided for in this Agreement, neither this Agreement nor any right, interest or obligation arising under this Agreement shall be assignable (including by means of a divisional or divisive merger or similar transaction), in whole or in part, directly or indirectly, by any Party without the prior written consent of the other Party, and any attempt to assign any rights, interests or obligations arising under this Agreement without such consent shall be void; provided, that (i) a Party may assign any or all of its rights, interests and obligations hereunder to a member of such Party’s Group, so long as such assignee agrees pursuant to an agreement in writing reasonably satisfactory to the other Party to be bound by the terms of this Agreement as if named a “Party” hereto and (ii) a Party may assign this Agreement or any or all of the rights, interests and obligations hereunder in connection with a merger, divisive merger, reorganization or consolidation transaction in which such Party is a constituent party but not the surviving entity or the sale by such Party of all or substantially all of its Assets, so long as the surviving entity of such merger, reorganization or consolidation transaction or the transferee of such Assets shall assume all the obligations of the relevant Party by operation of law or pursuant to an agreement in writing, reasonably satisfactory to the other Party, to be bound by the terms of this Agreement as if named as a “Party” hereto; provided, further, that no assignment permitted by clauses (i) or (ii) of this Section 9.8 shall release the assigning Party from liability for the full performance of its obligations under this Agreement, unless agreed to in writing by the non-assigning Party. In the case of any assignment permitted by this Section 9.8, the assigning Party shall provide prompt written notice of such assignment to the non-assigning Party.

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Section 9.9 Third-Party Beneficiaries. Except as expressly set forth in Section 6.10, the rights of the members of each Party’s Group as set forth herein, and for the indemnification rights under this Agreement of any Parent Indemnitee or SpinCo Indemnitee in his, her or its capacity as such, (a) the provisions of this Agreement are solely for the benefit of the Parties hereto and are not intended to confer upon any Person except the Parties hereto any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third person with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

Section 9.10 Notices. All notices or other communications under this Agreement shall be in writing and shall be deemed to be duly given (a) when delivered in person, (b) on the date received, if sent by a nationally recognized delivery or courier service, (c) upon written confirmation of receipt after transmittal by electronic mail (followed by delivery of an original via overnight courier service) or (d) upon the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if sent by registered or certified mail, return receipt requested, postage prepaid and addressed as follows:

If to Parent or, prior to the Distribution Time, SpinCo, to:

Eaton Corporation plc

c/o Eaton Corporation

1000 Eaton Boulevard

Cleveland, Ohio 44122

Attention:	Ron E. Garber, VP & Chief Counsel – M&A
E-mail:	[#####]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention:	Steven J. Williams

Dotun O. Obadina

E-mail:	swilliams@paulweiss.com

dobadina@paulweiss.com

If to Merger Partner or, following the Distribution Time, SpinCo, to:

Dana Incorporated

3939 Technology Drive

Maumee, OH 43537

Attention:	Douglas H. Liedberg
Email:	[#####]

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with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention:	David M. Klein, P.C.

Rachael G. Coffey, P.C.

Brian H. Junquera

E-mail:	dklein@kirkland.com

rachael.coffey@kirkland.com

brian.junquera@kirkland.com

Any Party may, by notice to the other Parties, change the address and identity of the Person to which such notices and copies of such notices are to be given. Each Party agrees that nothing in this Agreement shall affect the other Party’s right to serve process in any other manner permitted by Law (including pursuant to the rules for foreign service of process authorized by the Hague Convention).

Section 9.11 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by an arbitrator or court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances, or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon any such determination, any such provision, to the extent determined to be invalid, void or unenforceable, shall be deemed replaced by a provision that such arbitrator or court determines is valid and enforceable and that comes closest to expressing the intention of the invalid, void or unenforceable provision.

Section 9.12 Expenses. Except as otherwise expressly set forth in this Agreement, the Merger Agreement or in any other Ancillary Agreement, the third-party fees of Parent, SpinCo and the members of their respective Groups incurred in connection with the Restructuring, the Distribution and the other transactions contemplated by this Agreement and the Ancillary Agreements shall in each case be borne by the party incurring such fees except as otherwise expressly provided in this Agreement or the Ancillary Agreements.

Section 9.13 Headings. The article, section and paragraph headings contained in this Agreement, including in the table of contents of this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.14 Survival of Covenants. Except as expressly set forth in this Agreement, the covenants in this Agreement and the Liabilities for the breach of any obligations in this Agreement shall survive the Distribution and shall remain in full force and effect.

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Section 9.15 Waivers of Default. No failure or delay of any Party (or the applicable member of its Group) in exercising any right or remedy under this Agreement or any Ancillary Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Waiver by any Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default.

Section 9.16 Amendments. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party.

Section 9.17 Interpretation. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires. The terms “hereof,” “herein,” “herewith” and words of similar import, unless otherwise stated, shall be construed to refer to this Agreement as a whole (including the Disclosure Letter) and not to any particular provision of this Agreement. Article or Section references are to the Articles and Sections of or to this Agreement or the Disclosure Letter, as applicable, unless otherwise specified. Any capitalized terms used in the Disclosure Letter or in any Schedule to any Ancillary Agreement but not otherwise defined therein shall have the meaning as defined in the Disclosure Letter or the Ancillary Agreement to which such Schedule is attached, as applicable. Any definition of or reference to any agreement, instrument or other document herein (including any reference herein to this Agreement) shall, unless otherwise stated, be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth therein, including in Section 9.16). The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “$” or dollar amounts are to the lawful currency of the United States of America. References herein to any Law shall be deemed to refer to such law as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time and also to all rules and regulations promulgated thereunder. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions hereof.

Section 9.18 Parent Obligations. Notwithstanding anything to the contrary in this Agreement, Parent shall have no responsibility or obligation under this Agreement to make any contributions, transfers, assignments, conveyances or any other payment of any kind to SpinCo or members of the SpinCo Group; rather, Eaton Ohio and Eaton HoldCo (and, if applicable, any Replacement Indemnitor) (on behalf of the Parent Group) shall be jointly and severally liable for and responsible for any such obligations or payments (including with respect to any indemnification obligations) arising hereunder.

[Remainder of page left intentionally blank; signature pages follow.]

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IN WITNESS WHEREOF, the Parties have caused this Separation and Distribution Agreement to be executed as of the date first noted above by their duly authorized representatives.

EATON CORPORATION PLC

By:	/s/ Sergio Letelier
Name:	Sergio Letelier
Title:	Senior Vice President, Strategy and Corporate Development

EATON CORPORATION

By:	/s/ Adam Wadecki
Name:	Adam Wadecki
Title:	Senior Vice President and Controller

EATON CAPITAL UNLIMITED COMPANY

By:	/s/ Nicolas Papaioannou
Name:	Nicolas Papaioannou
Title:	Director

MOBILITY (USA) CORPORATION

By:	/s/ Kirsten M. Park
Name:	Kirsten M. Park
Title:	Vice President and Treasurer

DANA INCORPORATED

By:	/s/ Timothy R. Kraus
Name:	Timothy R. Kraus
Title:	Chief Financial Officer

[Signature Page to Separation and Distribution Agreement]

Exhibit 2.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

EATON CORPORATION PLC,

EATON CORPORATION,

MOBILITY (USA) CORPORATION,

ATLAS MOBILITY SUB, INC.

and

DANA INCORPORATED

Dated as of June 10, 2026

i

EXHIBITS

Exhibit A	Separation and Distribution Agreement
Exhibit B	Certificate of Incorporation of the Surviving Corporation
Exhibit C	Royal Precision Purchase Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 10, 2026, is entered into by and among Eaton Corporation plc, an Irish public limited company (“Parent”), Eaton Corporation, a corporation registered in the State of Ohio (“Eaton Ohio”), Mobility (USA) Corporation, a Delaware corporation (“SpinCo”), Atlas Mobility Sub, Inc., a Delaware corporation and newly formed, directly wholly owned Subsidiary of SpinCo (“Merger Sub”), and Dana Incorporated, a Delaware corporation (“Merger Partner”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Parent, acting through its direct and indirect Subsidiaries, currently conducts the SpinCo Business;

WHEREAS, contemporaneously with the execution of this Agreement, Parent, SpinCo, Eaton Ohio, Eaton HoldCo and Merger Partner are entering into the Separation and Distribution Agreement, pursuant to which Parent will, upon the terms and conditions set forth therein and in accordance with the Restructuring, separate the SpinCo Business such that, as of the Distribution, the SpinCo Business is held by the SpinCo Entities;

WHEREAS, following the consummation of the foregoing Restructuring transactions and on the Distribution Date, upon the terms and subject to the conditions set forth in the Separation and Distribution Agreement, Parent, at its election, shall make a distribution to be effected by either (i) causing SpinCo to issue 100% of the SpinCo Shares to the Parent shareholders on a pro rata basis (the “One-Step Spin-Off”), or (ii) the consummation of an exchange offer whereby Parent redeems Parent Shares held by certain shareholders of Parent electing to participate in such exchange offer in exchange for the issuance of SpinCo Shares by SpinCo to such shareholders (the “Exchange Offer”), which, to the extent necessary, shall be followed by a Clean-Up Spin-Off on the Distribution Date and immediately following the consummation of the Exchange Offer (in each case of clauses (i) and (ii), the “Distribution”), after which 100% of the SpinCo Shares held by Parent will be canceled and extinguished;

WHEREAS, the Restructuring together with the Distribution is referred to as the “Separation”;

WHEREAS, following the Separation, at the Effective Time, the Parties will effect the merger of Merger Sub with and into Merger Partner, with Merger Partner continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

WHEREAS, prior to or at the Closing, Parent will cause Eaton Ohio to sell, or cause to be sold, the Royal Precision Equity Interests to Merger Partner (or a member of the Merger Partner Group), and Merger Partner (or a member of the Merger Partner Group) will purchase or cause to be purchased the Royal Precision Equity Interests, in exchange for a cash payment to Eaton Ohio in an aggregate amount equal to the Royal Precision Purchase Price, all in accordance with the terms and subject to the conditions set forth in the Royal Precision Purchase Agreement;

WHEREAS, the board of directors of Merger Partner (the “Merger Partner Board”) has unanimously (a) determined that the Merger and this Agreement, and the transactions contemplated hereby, are advisable, fair to, and in the best interests of, Merger Partner and the holders of Merger Partner Common Stock, (b) approved and adopted this Agreement and approved the execution and delivery of this Agreement by Merger Partner, the performance by Merger Partner of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein and (c) resolved to recommend that the stockholders of the Merger Partner adopt this Agreement and approve the Merger in accordance with the DGCL;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously determined that the Merger and this Agreement are advisable, fair to, and in the best interest of Parent, and approved this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Restructuring, the Distribution and the Merger;

WHEREAS, the board of directors of SpinCo (the “SpinCo Board”) has unanimously (a) determined that the Merger and this Agreement are advisable, fair to, and in the best interests of, SpinCo and the holders of SpinCo Shares and has approved this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Restructuring, the Distribution, the Merger and the issuance of SpinCo Shares pursuant to the Merger (the “SpinCo Share Issuance”), and (b) resolved to recommend the approval by the sole stockholder of SpinCo of the SpinCo Share Issuance;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger and (b) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub; and

WHEREAS, it is the intention of the Parties that, (a) for U.S. federal income Tax purposes: (i) the Distribution qualify as a tax-free “distribution” under Section 355(a) of the Code to holders of Parent Shares, including the non-recognition of gain and income inclusion by such holders under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder, and as tax-free to Parent under Section 355(c) of the Code; (ii) the Merger qualify as a tax-free “reorganization” under Section 368(a) of the Code; and (iii) this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to the Merger; and (b) for Irish Tax purposes, in respect of the Exchange Offer: (i) no liability for dividend withholding Tax arise for Parent or SpinCo; (ii) no Tax on chargeable gains arise for any of Parent, SpinCo, the holders of SpinCo Shares (except with respect to the receipt of cash in lieu of fractional SpinCo Shares pursuant to Section 3.3) or the holders of Parent Shares (other than holders of SpinCo Shares or Parent Shares who are resident or ordinarily resident in Ireland or holders of Parent Shares that hold their shares in connection with a trade or business carried on by such holders in Ireland through a branch or agency) and except with respect to the receipt of cash in lieu of fractional SpinCo Shares, if any; (iii) no stamp duty arise for any of Parent, SpinCo or any of their shareholders; and (iv) any gain for applicable accounting purposes recognized by Parent on the Exchange Offer will qualify as “excluded equity gain” within the meaning of Section 111P of the Taxes Consolidation Act 1997 (as amended).

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Definitions. As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are at least as restrictive in all material respects as those contained in the Confidentiality Agreement; provided that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of a Competing Proposal.

“Action” means any claim, counterclaim, complaint, petition, hearing, charge, demand, action, suit, countersuit, arbitration, mediation, inquiry, audit, assessment, proceeding, investigation or litigation by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, including through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided, however, that, from and after the Effective Time, (a) SpinCo and the other members of the SpinCo Group shall not be considered Affiliates of Parent or any of the other members of the Parent Group and (b) Parent and the other members of the Parent Group shall not be considered Affiliates of SpinCo or any of the other members of the SpinCo Group. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), when used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, note, bond, instrument, lease, license, sublicense or otherwise. For the avoidance of doubt, following the Effective Time, Affiliates of Merger Partner shall include the SpinCo Entities.

“Agreement” means this Agreement and Plan of Merger, including all Annexes, Exhibits and Schedules hereto (including the SpinCo Disclosure Letter and Merger Partner Disclosure Letter).

“Anti-Corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) that apply to SpinCo, Merger Partner or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), the U.K. Bribery Act of 2010, the Criminal Justice (Corruption Offences) Act 2018 of Ireland, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Applicable Date” means January 1, 2024.

“Benefit Plan” means any benefit and compensation plan, program, policy, practice, agreement, contract, arrangement (including employment agreements) or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability (whether direct or indirect, actual or contingent, including by reason of being treated as a single employer under Section 414 of the Code with any other Person) is borne by (a) Merger Partner or any of its Subsidiaries or (b) a SpinCo Entity (as the context requires), in each case, including any “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, consulting, non-compete or non-solicit, retirement, severance, termination or change-in-control agreements, deferred compensation, stock based, incentive bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind (other than any Multiemployer Plan).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions are authorized or obligated by Law to be closed in New York City, New York.

“Clean-Up Spin-Off” has the meaning set forth in the Separation and Distribution Agreement.

“Code” means the U.S. Internal Revenue Code of 1986.

“Commitment Fees” means Expenses related to the Financing, including (a) any underwriting fee, upfront fee, commitment fee, takedown fee, placement fees or discounts, underwriting fees or discounts, purchase fees or discounts or similar fees or discounts payable in connection with the Financing or any debt securities issued in lieu of the bridge loan facility contemplated in the Debt Commitment Letter, (b) any interest payable with respect to the Financing funded or any debt securities issued in lieu of the bridge loan facility contemplated in the Debt Commitment Letter prior to the Closing Date, (c) prepayment or redemption premiums with respect to the Financing funded or any debt securities issued in lieu of the bridge loan facility contemplated in the Debt Commitment Letter prior to the Closing Date required to be prepaid or redeemed in the event the Closing does not occur and (d) those related to any reimbursement and indemnification obligations set forth in the Financing or any related agreement contemplated in the Debt Commitment Letter (including (i) any underwriting or purchase agreement and (ii) any such Expenses paid prior to the Closing).

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the Merger and the other transactions contemplated by this Agreement, including the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and other similar competition or antitrust laws of the United States or any jurisdiction other than the United States.

“Confidentiality Agreement” means, collectively, that certain Confidentiality Agreement, dated January 30, 2026, by and between Merger Partner and Parent, as amended by that certain Amended and Restated Confidentiality Agreement, dated March 17, 2026, by and between Merger Partner and Parent, and that certain Clean Team Confidentiality Agreement, dated March 19, 2026, by and between Merger Partner and Parent.

“Confirmation of Intellectual Property Assignment” has the meaning set forth in the Separation and Distribution Agreement.

“Contract” means any written, or legally binding oral, contract, agreement, understanding, arrangement, subcontract, loan or credit agreement, note, bond, indenture, mortgage, purchase order, insurance policy, benefit plan, deed of trust, lease, sublease, franchise, permit, authorization, license, instrument, binding commitment, obligation or other undertaking.

“Data Protection Laws” means all Laws governing the collection, use, storage, processing and transfer of Personal Data or otherwise relating to privacy, security, or Security Breach notification requirements and applicable to the SpinCo Business, or business of the Merger Partner, as applicable, including, Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 (the “GDPR”), the Irish Data Protection Acts 1988-2018, the European Communities (Electronic Communications Networks and Services) (Privacy and Electronic Communications) Regulations 2011 (S.I. No. 336 of 2011), as amended, and all implementing, supplementing or replacing legislation and binding regulations issued thereunder, in each case as amended, re-enacted or replaced from time to time.

“DGCL” means the Delaware General Corporation Law.

“Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Time” has the meaning set forth in the Separation and Distribution Agreement.

“Domain Names” has the meaning set forth in the Separation and Distribution Agreement.

“Eaton HoldCo” means Eaton Capital Unlimited Company, an Irish public unlimited company.

“Eaton Ohio Contribution” has the meaning set forth in the Separation and Distribution Agreement.

“Eaton Ohio Distribution” has the meaning set forth in the Separation and Distribution Agreement.

“Employee Matters Agreement” means the Employee Matters Agreement, in substantially the form attached as Exhibit A to the Separation and Distribution Agreement, to be entered into by and between Parent, Eaton Ohio, Eaton HoldCo and SpinCo.

“Environment” means soil, soil gas, sediments, land, wastewater, surface water, groundwater, drinking water, navigable waters, subsurface strata, vegetation, wetland, natural resources or indoor or ambient air.

“Environmental Laws” means all Laws relating to the pollution or protection of the Environment, public or worker health and safety (as it relates to exposure to Hazardous Substances), and natural resources, including the manufacture, processing, marketing, labeling, registration, notification, packaging, import, distribution, use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means Benefit Plans that are “employee benefit plans” within the meaning of Section 3(3) of ERISA and subject to ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, together with the rules and regulations promulgated thereunder.

“Exchange Ratio” means one (1), as may be adjusted pursuant to Section 3.1(a)(iv).

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates), incurred by such Person and its Subsidiaries or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby (including the Restructuring and the Separation), any litigation with respect thereto, the preparation, printing, filing and mailing of the SpinCo Registration Statements, the Proxy Statement and, if applicable, the Schedule TO, the filing of any required notices under the HSR Act or other Competition Law or Foreign Investment Law, or in connection with other regulatory approvals, and all other matters related to the Merger or the other transactions contemplated by this Agreement or the other Transaction Documents.

“Foreign Investment Laws” means any applicable regulations and rules promulgated under applicable Laws outside of the United States that are designed or intended to screen, prohibit, restrict or regulate foreign investments into such jurisdiction or country, including but not limited to on the basis of cultural, public order or safety, privacy, national or economic security grounds.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any federal, state, local, foreign, international or multinational government, political subdivision, governmental, quasi-governmental authority of any nature (including any department, commission, board, bureau, agency, court or tribunal) or other body exercising legislative, judicial, regulatory, administrative or taxing authority, arbitrator or arbitral body (public or private) or official of any of the foregoing.

“Government Official” means (a) any official, officer, employee, representative or any Person acting in an official capacity for or on behalf of any Governmental Authority; (b) any political party or party official or candidate for political office; (c) any public international organization, any department or agency thereof, or any officer, employee or representative thereof; or (d) any Person or other entity owned in whole or in part, or controlled by any Person described in the foregoing clauses (a), (b) or (c) of this definition.

“Governmental Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Authority.

“Hazardous Substance” means any (a) substance, material or waste, or pollutant or contaminant, in each case as defined as hazardous, toxic or words of similar meaning and regulatory effect or regulated by, or for which Liability or standards of conduct may be imposed pursuant to, any Environmental Law, (b) petroleum, gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum product, derivative or by-product, (c) asbestos or asbestos-containing material, or toxic mold and (d) polychlorinated biphenyl, methane, radioactive material or per- and polyfluoroalkyl substance.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Import and Export Laws” means (a) all sanctions, export and re-export Laws of the United States, including the U.S. International Traffic in Arms Regulation, the Export Administration Regulations and U.S. sanctions Laws and regulations administered by OFAC, as applicable, and (b) all other applicable import and export control Laws in any countries in which (x) Merger Partner and its Subsidiaries or (y) the SpinCo Entities (as applicable) conduct business.

“Intellectual Property” has the meaning set forth in the Separation and Distribution Agreement.

“Intellectual Property Cross-License Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Intended Tax Treatment” has the meaning set forth in the Tax Matters Agreement.

“Interests” means shares, partnership interests, limited liability company interests or any other equity interest in any Person.

“Intervening Event” means a material event, fact, development or occurrence with respect to Merger Partner and its Subsidiaries or the business of Merger Partner and its Subsidiaries, in each case taken as a whole, that is neither known, nor reasonably foreseeable by the Merger Partner Board as of the date hereof or, if known and reasonably foreseeable by the Merger Partner Board as of the date hereof, the material consequences of which were neither known nor reasonably foreseeable by the Merger Partner Board as of the date hereof; provided that any event, fact, development or occurrence that involves or relates to a Competing Proposal or a Superior Proposal will not be deemed to constitute an Intervening Event.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, computer software, computer hardware, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, cloud-based systems and platforms, and all other information technology and related equipment, and all data stored therein or processed thereby whether hosted on-premises or by any third party.

“Knowledge” means (a) with respect to Parent, the actual knowledge of the Persons set forth in Section 1.1(a)(i) of the SpinCo Disclosure Letter, (b) with respect to SpinCo, the actual knowledge of the Persons set forth in Section 1.1(a)(ii) of the SpinCo Disclosure Letter and (c) with respect to Merger Partner, the actual knowledge of the Persons set forth in Section 1.1(a) of the Merger Partner Disclosure Letter.

“Law” means any statute, law, act, code, regulation, ordinance, rule, judgment, rule of common law, order, decree, Governmental Order, concession, grant, franchise, license, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority.

“Leased Real Property” means, with respect to any Person, all interests in real property leased, licensed or subleased to, or used pursuant to any written agreement by any such Person.

“Lender Related Parties” means any lender, including the Lenders, arranger, bookrunner, administrative agent, syndication agent, underwriter, initial purchaser, placement agent, trustee or other Person that has committed, or been engaged, to provide, arrange or act as agent with respect to any Financing in connection with the transactions contemplated hereby, including the parties named in any joinder agreements, commitment letters, engagement letters, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, their Affiliates, and each current, former or future officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such Person or Affiliate and the successors and permitted assigns of any of the foregoing.

“Liability” means any and all claims, debts, demands, causes of action, suits, damages, fines, penalties, obligations, prohibitions, accruals, accounts payable, bonds, indemnities and similar obligations, agreements, promises, guarantees, make-whole agreements, and other liabilities, obligations or requirements of any kind or nature, including all contractual obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Law, Action, or any award of any arbitrator, and those arising under any Contract, including those arising under this Agreement or any Transaction Document, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.

“Lien” means all liens, pledges, licenses, charges, claims, security interests, purchase option, options, restrictions on transfer or other encumbrances.

“Merger Partner Common Stock” means the common stock, par value $0.01 per share, of Merger Partner.

“Merger Partner Datasite” means the virtual data room established by Merger Partner for purposes of due diligence of Merger Partner and the Merger Partner Subsidiaries and their respective businesses.

“Merger Partner Disclosure Letter” means the Disclosure Letter delivered by Merger Partner to Parent, SpinCo and Merger Sub on the date hereof.

“Merger Partner Entities” means Merger Partner and the Merger Partner Subsidiaries.

“Merger Partner Equity Award” means an equity award granted pursuant to a Merger Partner Stock Plan.

“Merger Partner Group” means Merger Partner and each Person that is a direct or indirect Subsidiary of Merger Partner.

“Merger Partner Leased Real Property” means all Leased Real Property of Merger Partner or any of its Subsidiaries.

“Merger Partner Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes, events, occurrences, states of facts, conditions, circumstances, developments or effects has, or would reasonably be expected to have, a material adverse effect on the properties, assets, liabilities, business, operations, results of operations or financial condition of Merger Partner and the Merger Partner Subsidiaries, taken as a whole; provided, however, that, for purposes of the foregoing, none of the following, in and of itself or themselves shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a Merger Partner Material Adverse Effect: (a) changes in the economy, commodity, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which Merger Partner or any of the Merger Partner Subsidiaries has any material operations; (b) changes that are the result of factors generally affecting the industries in which Merger Partner and the Merger Partner Subsidiaries operate; (c) changes in GAAP or in any Law, including the repeal thereof, or in the official interpretation thereof, after the date hereof; (d) any failure by Merger Partner to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof and prior to the Closing; provided that the exception in this clause (d) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such failure has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Merger Partner Material Adverse Effect; (e) any change, event, occurrence, state of facts, condition, circumstance, development or effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage (other than cyberattacks), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person (other than Merger Partner, its Subsidiaries or any of their respective Affiliates or Representatives); (f) any actions taken or omitted to be taken by Parent, Merger Partner or any of their Subsidiaries pursuant to the express requirements of this Agreement or any actions taken or omitted to be taken with Parent’s prior written consent or at Parent’s written request (except for any obligation to operate in the ordinary course or similar obligation) after disclosure to Parent of all material and relevant facts and information known by Merger Partner at such time; (g) the public announcement or pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationship of Merger Partner or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship; provided, however, that the exceptions in this clause (g) shall not apply with respect to representations and warranties set forth in Section 6.4; or (h) a decline in the market price, or change in trading volume, of the shares of Merger Partner Common Stock on the NYSE; provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Merger Partner Material Adverse Effect; provided further, that, with respect to clauses (a), (b), (c) and (e), such change, event, occurrence, state of facts, conditions, circumstance, development or effect shall be taken into account in determining whether a “Merger Partner Material Adverse Effect” has occurred if and only to the extent it disproportionately adversely affects Merger Partner and its Subsidiaries compared to other companies of similar size operating in the industries in which Merger Partner and its Subsidiaries conduct their business.

“Merger Partner Notes” means the (i) 3.000% Senior Unsecured Euro Notes due 2029 issued by Dana Financing Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) governed by the laws of Grand Duchy of Luxembourg, (ii) 4.250% Senior Unsecured Notes due 2030 issued by Merger Partner, (iii) 8.500% Senior Unsecured Euro Notes due 2031 issued by Dana Financing Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) governed by the laws of Grand Duchy of Luxembourg, and (iv) 4.500% Senior Unsecured Notes due 2032 issued by Merger Partner.

“Merger Partner Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Merger Partner or any of the Merger Partner Subsidiaries.

“Merger Partner Owned Real Property” means all Owned Real Property of Merger Partner or any of the Merger Partner Subsidiaries.

“Merger Partner Products” means all products that are, or have been in the last three (3) years, sold, offered for sale, marketed, distributed, licensed or otherwise made commercially available by the businesses of the Merger Partner or any of the Merger Partner Subsidiaries.

“Merger Partner Service Providers” means all current or former employees, consultants, contractors, directors or advisors of Merger Partner or the Merger Partner Subsidiaries.

“Merger Partner Stock Plan” means the Dana Incorporated 2021 Omnibus Incentive Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Merger Partner Subsidiaries” means all direct and indirect Subsidiaries of Merger Partner.

“Merger Partner Tax Counsel” means, with respect to U.S. federal income Tax matters, Kirkland & Ellis LLP, and if Kirkland & Ellis LLP is unable or unwilling to provide the Merger Tax Opinion, such other nationally recognized tax counsel reasonably satisfactory to Merger Partner.

“Merger Representation Letters” means the tax representation letters containing customary representations and covenants reasonably satisfactory in form and substance to Merger Partner Tax Counsel in light of the conclusions to be reached in the Merger Tax Opinion, executed by Merger Partner, Parent and SpinCo and other parties, if required by Merger Partner Tax Counsel.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d), as may be in effect from time to time.

“Open Source Software” means any “free” or “open source” Software, or Software that is otherwise licensed pursuant to any license approved by (a) the Open Source Initiative and listed at http://www.opensource.org/licenses/ or (b) the Free Software Foundation and listed at https://directory.fsf.org/wiki/Main_Page (including all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, and the Sun Industry Standards License (SISL)).

“Owned Real Property” means, with respect to any Person, all real property owned in fee by such Person together with all buildings, structures, fixtures and improvements of any kind located thereon, and all easements, covenants and other rights appurtenant thereto and all right, title and interest of such Person, if any, in and to any land lying on the bed of any street, road, avenue or alley, open or closed, in front of or adjoining the applicable real property and to the center line thereof.

“Parent Entities” means Parent and its Subsidiaries, including, prior to the Closing, SpinCo and its Subsidiaries.

“Parent Equity Compensation Award” has the meaning set forth in the Employee Matters Agreement.

“Parent Group” has the meaning set forth in the Separation and Distribution Agreement.

“Parent Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Parent LTIPs” has the meaning set forth in the Employee Matters Agreement.

“Parent Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect that would reasonably be expected to prevent, materially impair or materially delay the ability of Parent to perform by the Outside Date its obligations hereunder or under the Separation and Distribution Agreement or to consummate the transactions contemplated hereby and thereby, including the Merger and the Separation, by the Outside Date.

“Parent Reports” means the forms, statements, certifications, reports and other documents filed or furnished to the SEC by Parent, including any amendments thereto.

“Parent Shares” means the ordinary shares, par value $0.01 per share, of Parent.

“Parent Tax Counsel” means, with respect to U.S. federal income Tax matters, Skadden, Arps, Slate, Meagher & Flom LLP and, with respect to Irish Tax matters, Arthur Cox LLP, or if Skadden, Arps, Slate, Meagher & Flom LLP or Arthur Cox LLP is unable or unwilling to provide the Parent Spin-Off Tax Opinion or the Parent Irish Tax Opinion, respectively, such other U.S. or Irish, respectively, nationally recognized tax counsel reasonably satisfactory to Parent.

“Permits” means all licenses, permits, franchises, approvals, registrations, authorizations, consents, certifications or orders of, or filings with, any Governmental Authority.

“Permitted Liens” means (a) mechanics’, materialmen’s and similar Liens arising or incurred in the ordinary course of business with respect to any amounts not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (c) purchase money Liens and Liens securing rental payments under capital lease agreements for personal property; (d) pledges or deposits made in the ordinary course under workers’ compensation legislation, unemployment insurance Laws or similar Laws; (e) pledges or deposits to secure public or statutory obligations unrelated to any default or violation of any Law; (f) easements, covenants, conditions, rights of way and similar restrictions on real property that (i) are matters of record or (ii) would be disclosed by a current, accurate survey and, in the case of both (i) and (ii), which do not materially interfere with the present uses of such real property and that are not violated by the current occupation or use of such real property; (g) other Liens arising in the ordinary course of business and not material to the SpinCo Group or Merger Partner, as applicable, and not incurred in connection with the borrowing of money; (h) non-exclusive licenses of Intellectual Property (i) granted in the ordinary course of business or (ii) that would not reasonably be expected to, individually or in the aggregate, be material (as the case may be) to the SpinCo Group, taken as a whole, or Merger Partner and its Subsidiaries, taken as a whole; (i) Liens expressly referred to in the Parent Reports or the Merger Partner Reports; (j) zoning, building codes and other similar land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority that are not violated by the current occupation or use of such real property; (k) Liens arising under the Financing; (l) with respect to any Leased Real Property, any Lien to which the fee or any superior leasehold interest is subject; (m) statutory Liens of landlords for rent due under the applicable lease to the extent such liens are not currently enforceable as a result of a breach or default or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (n) restrictions on transfer resulting from securities Laws; and (o) Liens described on Section 1.1(b) of the SpinCo Disclosure Letter or Section 1.1(b) of the Merger Partner Disclosure Letter.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Data” means any information defined as “Personal Data,” “Personally Identifiable Information,” “Personal Information,” or similar term by the Data Protection Laws.

“Privacy Requirements” means all Data Protection Laws, binding industry standards, Contracts, policies and procedures, in each case to the extent relating to the processing of Personal Data or otherwise relating to privacy, security, or Security Breach notification requirements and applicable to the SpinCo Business or Merger Partner’s business, as relevant.

“Protected Data” means Personal Data, data subject to the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time (“PCI DSS”), and all data and information which is required by Law, Contract, or privacy policy to safeguard and/or keep confidential or private.

“Proxy Statement” means a proxy statement or similar disclosure document or circular relating to the Merger Partner Stockholders Meeting.

“Qualified SpinCo Shares” means SpinCo Shares received by holders of Parent Shares pursuant to the Distribution, except for any SpinCo Shares that are received in the Distribution by holders of Parent Shares who acquired their Parent Shares as part of a plan (or series of related transactions) that includes the Distribution, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder. This definition (and the application thereof) is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.

“Real Estate Matters Agreement” means the Real Estate Matters Agreement, in substantially the form attached as Exhibit F to the Separation and Distribution Agreement, to be entered into by and between Eaton Ohio, Eaton HoldCo and SpinCo.

“Record Date” means the close of business on the date to be determined by the Parent Board, or a duly authorized committee thereof, as the record date for determination of holders of record of Parent Shares entitled to receive SpinCo Shares in the Distribution, to the extent the Distribution is effected through a One-Step Spin-Off, or in connection with any Clean-Up Spin-Off.

“Registered Intellectual Property” means Intellectual Property that is the subject of registration (or an application for registration) with any Governmental Authority and Domain Names.

“Representative” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, accountants, financial advisors, financing sources, consultants, advisors or other Persons acting on behalf of such Person.

“Requisite Regulatory Approvals” means (i) the expiration or termination of the applicable waiting period under the HSR Act in connection with the Merger (and any extension thereof under the HSR Act), and (ii) all regulatory authorizations, consents, clearances, orders, approvals or expirations of applicable waiting periods under applicable Competition Laws or Foreign Investment Laws which shall include that the relevant Governmental Authorities decline jurisdiction, as applicable, in the case of clause (ii) as set forth on Section 1.1(c) of the SpinCo Disclosure Letter.

“Restructuring” has the meaning set forth in the Separation and Distribution Agreement.

“Royal Precision Equity Interests” has the meaning set forth in the Royal Precision Purchase Agreement.

“Royal Precision Purchase Agreement” means the Stock Purchase Agreement, in substantially the form attached hereto as Exhibit C, to be entered into by and between Eaton Ohio and Merger Partner.

“Royal Precision Purchase Price” has the meaning set forth in the Royal Precision Purchase Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Security Breach” means any (a) security breach or unauthorized access or unauthorized use of any of the applicable Person’s IT Assets, (b) unauthorized access, acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Protected Data, or (c) unauthorized interference with system operations or security safeguards of the applicable Person’s IT Assets.

“Separation and Distribution Agreement” means that Separation and Distribution Agreement dated as of the date hereof among Parent, Eaton Ohio, Eaton HoldCo, SpinCo and Merger Partner, attached hereto as Exhibit A.

“Separation Tax Representation Letters” means tax representation letters containing customary representations and covenants reasonably satisfactory in form and substance to Parent Tax Counsel in light of the conclusions to be reached in the Parent Spin-Off Tax Opinion and the Parent Irish Tax Opinion, executed by Merger Partner, SpinCo and Parent, and other parties, if required by Parent Tax Counsel.

“Separation Transactions” has the meaning set forth in the Separation and Distribution Agreement.

“Software” has the meaning set forth in the Separation and Distribution Agreement.

“Specified Commercial Arrangements” means the commercial arrangements set forth on Section 7.32 of the SpinCo Disclosure Letter.

“SpinCo Affiliate Contract” means any Contract between (a) any SpinCo Entity, on the one hand, and Parent or any of its Subsidiaries (other than any SpinCo Entity), on the other hand or (b) any SpinCo Entity, on the one hand, and any present or former officer or director of the SpinCo Entities or “immediately family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand.

“SpinCo Assets” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Business” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Datasite” means the virtual data room established by Parent for purposes of due diligence of the SpinCo Entities and the SpinCo Business.

“SpinCo Disclosure Letter” means the Disclosure Letter delivered by Parent and SpinCo to Merger Partner on the date hereof.

“SpinCo Distribution Registration Statement” means the registration statement on Form 10 or on Form S-4/S-1, as applicable, to be filed by SpinCo with the SEC to effect the registration under the Exchange Act or the Securities Act, as applicable, of the SpinCo Shares in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.

“SpinCo Employee” has the meaning set forth in the Employee Matters Agreement.

“SpinCo Entities” means SpinCo and the SpinCo Subsidiaries, after giving effect to the Restructuring, including Merger Sub.

“SpinCo Group” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Intellectual Property” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Leased Real Property” means all Leased Real Property of the SpinCo Entities.

“SpinCo Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes, events, occurrences, states of facts, conditions, circumstances, developments or effects has, or would reasonably be expected to have, a material adverse effect on the properties, assets, liabilities, business, operations, results of operations or financial condition of SpinCo and the SpinCo Subsidiaries, taken as a whole; provided, however, that for purposes of the foregoing, none of the following, in and of itself or themselves shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a SpinCo Material Adverse Effect: (a) changes in the economy, commodity, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which SpinCo or any of the SpinCo Subsidiaries has any material operations; (b) changes that are the result of factors generally affecting industries in which the SpinCo Entities operate; (c) changes in GAAP or in any Law, including the repeal thereof, or in the official interpretation thereof, after the date hereof; (d) any failure by SpinCo to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof and prior to the Closing; provided that the exception in this clause (d) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such failure has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a SpinCo Material Adverse Effect; (e) any change, event, occurrence, state of facts, condition, circumstance, development or effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage (other than cyberattacks), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person (other than SpinCo, its Subsidiaries or any of their respective Affiliates or Representatives); (f) any actions taken or omitted to be taken by Parent, SpinCo or any of their Subsidiaries pursuant to the express requirements of this Agreement or any actions taken or omitted to be taken with Merger Partner’s prior written consent or at Merger Partner’s written request (except for any obligation to operate in the ordinary course or similar obligation) after disclosure to Merger Partner of all material and relevant facts and information known by Parent or SpinCo at such time; (g) the public announcement or pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationship of SpinCo or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship; provided, however, that the exceptions in this clause (g) shall not apply with respect to the representations and warranties set forth in Section 5.4; or (h) a decline in the market price, or change in trading volume, of the Parent Shares on the NYSE; provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a SpinCo Material Adverse Effect; provided further, that, with respect to clauses (a), (b), (c), and (e), such change, event, occurrence, state of facts, conditions, circumstance, development or effect shall be taken into account in determining whether a “SpinCo Material Adverse Effect” has occurred if and only to the extent it disproportionately adversely affects SpinCo and its Subsidiaries compared to other companies of similar size operating in the industries in which SpinCo and its Subsidiaries conduct their business.

“SpinCo Merger Registration Statement” means the registration statement on Form S-4 to be filed by SpinCo with the SEC to effect the registration under the Securities Act of the SpinCo Share Issuance, as such registration statement may be amended or supplemented from time to time prior to the Closing.

“SpinCo Owned Real Property” means all Owned Real Property of the SpinCo Entities.

“SpinCo Participants” has the meaning set forth in the Employee Matters Agreement.

“SpinCo Payment” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Products” means all products that are, or have been in the last three (3) years, sold, offered for sale, marketed, distributed, licensed or otherwise made commercially available by the SpinCo Business.

“SpinCo Registration Statements” means the SpinCo Distribution Registration Statement and the SpinCo Merger Registration Statement.

“SpinCo Service Providers” means all SpinCo Employees and all current or former consultants, contractors, directors or advisors of SpinCo.

“SpinCo Share Issuance” has the meaning set forth in the recitals.

“SpinCo Shares” means the shares of common stock, par value $0.01 per share, of SpinCo.

“SpinCo Subsidiaries” means all direct and indirect Subsidiaries of SpinCo, after giving effect to the Restructuring, including Merger Sub.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, fifty percent (50%) or more of (i) the total combined voting power of all classes of voting securities or ownership interests of such Person, (ii) the total combined equity or ownership interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote or direct the vote of, either directly or indirectly, sufficient securities or interests to elect a majority of the board of directors or similar governing body.

“Tax Matters Agreement” means the Tax Matters Agreement, in substantially the form attached as Exhibit E to the Separation and Distribution Agreement, to be entered into by and between Parent, Eaton Ohio, Eaton HoldCo, SpinCo and Merger Partner.

“Tax Returns” has the meaning set forth in the Tax Matters Agreement.

“Taxes” has the meaning set forth in the Tax Matters Agreement.

“Trademark License Agreements” has the meaning set forth in the Separation and Distribution Agreement.

“Transaction Documents” means the Separation and Distribution Agreement, the Royal Precision Purchase Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Real Estate Matters Agreement, the Transition Services Agreement, the Confirmation of Intellectual Property Assignment, the Intellectual Property Cross-License Agreement and the Trademark License Agreements, and including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate, document or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

“Transition Services Agreement” means the Transition Services Agreement, substantially in the form attached as Exhibit G to the Separation and Distribution Agreement, to be entered into by and between Eaton Ohio, Eaton HoldCo and SpinCo.

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

“Willful Breach” means, with respect to any covenant, obligation or agreement of a Party made in this Agreement, an action or omission taken or omitted to be taken by such Party in material breach of such covenant, obligation or agreement that the breaching party intentionally takes (or intentionally fails to take) with actual knowledge that such action or omission would, or would reasonably be expected to, result in a breach of such covenant, obligation or agreement.

SECTION 1.2. Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agent	Section 3.2(a)
Alternative Acquisition Agreement	Section 7.9(b)(i)(2)
Alternative Financing	Section 7.27(b)
Outside Counsel Only Material	Section 7.6(e)
Antitrust Extension Period	Section 9.2(a)
Approvals	Section 7.6(a)
Bankruptcy and Equity Exception	Section 4.2
Certificate of Merger	Section 2.3
Chosen Courts	Section 10.4(b)
Closing	Section 2.2
Closing Date	Section 2.2
Common Shares Trust	Section 3.3(b)
Competing Proposal	Section 7.9(f)(i)
Continuing Employees	Section 7.22(a)
Converted PSU Award	Section 3.5(b)
Converted RSU Award	Section 3.5(a)
Costs	Section 7.27(f)
Debt Commitment Letter	Section 7.27(a)
Distribution	Recitals
Distribution Documents	Section 5.21
Distribution Fund	Section 3.2(a)
Distribution True-Up Adjustment	Section 3.1(d)
DOJ	Section 7.6(e)
Eaton Ohio	Recitals
Eaton Ohio Contribution	Recitals
Eaton Ohio Distribution	Recitals
Effective Time	Section 2.3
Excess Shares	Section 3.3(a)
Exchange Offer	Recitals
Existing Credit Agreement	Section 7.28
Financing	Section 7.27(a)
Financing Agreements	Section 7.27(d)
FTC	Section 7.6(e)
Indemnified Directors and Officers	Section 7.8(a)
Initial SpinCo Audited Financial Statements	Section 7.16(a)
Initial SpinCo Audited Financial Statements Delivery Date	Section 7.16(a)
Interim Financial Period	Section 7.16(b)

Term	Section
IT Separation Activities	Section 7.34(a)
IT Separation and Migration	Section 7.34(a)
IT Separation Costs	Section 7.34(b)
Interim Period	Section 7.1(a)
Lenders	Section 7.27(a)
Merger	Section 2.1
Merger Partner	Preamble
Merger Partner Approvals	Section 6.4(a)
Merger Partner Audited Financial Statements	Section 7.16(c)
Merger Partner Board	Recitals
Merger Partner Change of Recommendation	Section 7.9(b)(i)(1)
Merger Partner Director RSU	Section 3.5(d)
Merger Partner Employee List	Section 3.5(d)
Merger Partner Interim Financial Statements	Section 7.16(d)
Merger Partner IT Assets	Section 5.15(k)
Merger Partner Labor Agreements	Section 6.13
Merger Partner Licenses	Section 6.8(b)
Merger Partner Material Contract	Section 6.9(a)(xii)
Merger Partner Non-U.S. Benefit Plan	Section 6.11(a)
Merger Partner Notes	Section 7.30
Merger Partner Notes Indentures	Section 7.29
Merger Partner Payoff Letter	Section 7.28
Merger Partner PSUs	Section 3.5(c)
Merger Partner Recommendation	Section 6.3(b)
Merger Partner Refinancing	Section 7.27(a)
Merger Partner Reports	Section 6.5(a)
Merger Partner Rollover PSU	Section 3.5(b)
Merger Partner Rollover RSU	Section 3.5(a)
Merger Partner RSUs	Section 3.5(c)
Merger Partner Single-Trigger PSU	Section 3.5(c)
Merger Partner Single-Trigger RSU	Section 3.5(c)
Merger Partner Stockholder Approval	Section 6.3(a)
Merger Partner Stockholders Meeting	Section 7.4(e)
Merger Partner Third-Party Consents	Section 6.4(b)
Merger Sub	Preamble
Merger Sub Approval	Section 5.3(a)
Merger Sub Common Stock	Section 3.1(b)
Merger Tax Opinion	Section 7.3(b)(ii)
Morgan Stanley	Section 4.5
Multiemployer Plan	Section 5.11(f)
Multiple Employer Plan	Section 5.11(f)
Noteholder Action	Section 7.29
Notice Period	Section 7.9(b)(ii)
OFAC	Section 5.8(e)
One-Step Spin-Off	Recitals

Term	Section
Outside Date	Section 9.2(a)
Parent	Preamble
Parent Approvals	Section 4.3(a)
Parent Board	Recitals
Parent Irish Tax Opinion	Section 7.3(b)(i)
Parent Nominees	Section 2.5(c)
Parent Spin-Off Tax Opinion	Section 7.3(b)(i)
Parent Tax Opinions	Section 7.3(b)(i)
Parent Third-Party Consents	Section 4.3(b)
Parties	Preamble
Party	Preamble
Redemption	Section 7.29
Regulatory Litigation	Section 7.6(d)
Remedial Actions	Section 7.6(d)
Required Financial Statements	Section 7.27(d)
Sarbanes-Oxley Act	Section 5.5(e)
Schedule TO	Section 7.4(a)
Securities Filings	Section 7.4(c)
Separation	Recitals
SpinCo	Preamble
SpinCo Audited Financial Statements	Section 7.16(a)
SpinCo Board	Recitals
SpinCo Employee List	Section 5.12(i)
SpinCo Financial Statements	Section 5.5(a)
SpinCo Initial Interim Financial Statements	Section 5.5(b)
SpinCo Interim Financial Statements	Section 7.16(b)
SpinCo IT Assets	Section 5.15(h)
SpinCo Labor Agreements	Section 5.12(a)
SpinCo Licenses	Section 5.8(b)
SpinCo Material Contract	Section 5.9(a)(x)
SpinCo Non-U.S. Benefit Plan	Section 5.11(a)
SpinCo Proposal	Section 7.9
SpinCo Share Issuance	Recitals
SpinCo Shareholder Approval	Section 5.3(a)
SpinCo Third-Party Consents	Section 5.4(b)
Superior Proposal	Section 7.9(f)(ii)
Surviving Corporation	Section 2.1
Takeover Statute	Section 5.17
Termination Fee	Section 9.5(b)(iii)
Threshold Percentage	Section 3.1(d)
Transfer Taxes	Section 7.24
WARN Act	Section 5.12(d)

SECTION 1.3. Interpretation.

(a) Unless the context of this Agreement otherwise requires:

(i) (A) words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Letter” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Letter of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” and (G) the word “or” shall be disjunctive but not exclusive;

(ii) references to Contracts (including this Agreement) and other documents or Laws shall be deemed to include references to such Contract, document or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions);

(iii) references to any federal, state, local, foreign or supranational statute or other Law shall include all rules and regulations promulgated thereunder; and

(iv) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e) The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP unless the context otherwise requires.

(g) All monetary figures shall be in United States dollars unless otherwise specified.

(h) No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a SpinCo Material Adverse Effect or Merger Partner Material Adverse Effect, as applicable, or materiality.

(i) Unless otherwise appropriate, specified or necessary for a representation or warranty to be true, each of the representations and warranties of the Parties set forth herein shall be deemed to be made as if the Restructuring and the transactions contemplated under the Royal Precision Purchase Agreement have been consummated as of the date such representation and warranty is made hereunder.

(j) The phrases “filed,” “furnished,” “provided,” “delivered” or “made available” when used with respect to information or documents means that such information or documents have been physically or electronically delivered to the relevant Party (and includes that such information or documents have been furnished to its Representatives acting on its behalf or posted to the Merger Partner Datasite or the SpinCo Datasite, as applicable, or are otherwise publicly available on the SEC website and thereby provided to such Party).

ARTICLE II

THE MERGER

SECTION 2.1. The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into Merger Partner (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and Merger Partner shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, Merger Partner shall become a wholly owned Subsidiary of SpinCo. References herein to “Merger Partner” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

SECTION 2.2. Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, Section 9.2, Section 9.3 or Section 9.4, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place on the Distribution Date and promptly following the Distribution Time after the conditions set forth in Article VIII (other than those conditions, including the consummation of the Distribution, that are to be satisfied or by their nature may only be satisfied at or immediately prior to the Closing, but subject to the satisfaction of all such conditions by or at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019, unless another date, time or place is agreed to in writing by Parent and Merger Partner. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

SECTION 2.3. Effective Time. On the Closing Date, SpinCo and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as Merger Partner and SpinCo shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

SECTION 2.4. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) Without limiting the obligations in Section 7.8, the certificate of incorporation of Merger Partner shall, by virtue of the Merger, be amended and restated in its entirety to read as set forth in Exhibit B to this Agreement and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter duly amended in accordance with such certificate of incorporation, this Agreement and applicable Law.

(b) Without limiting the obligations in Section 7.8, the Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Merger Partner, until thereafter amended, restated or amended and restated in accordance therewith or by applicable Law.

SECTION 2.5. Governance Matters.

(a) The Parties shall take all action necessary such that, at the Effective Time, (i) the name of SpinCo is “Dana Incorporated” and (ii) the trading symbol for SpinCo Shares shall be “DAN.”

(b) As of the Effective Time, the members of management of SpinCo shall include the persons and positions set forth on Schedule 2.5(b); provided that in the event that the parties become aware prior to the Effective Time that any such person is unwilling or unable to serve as a member of management of SpinCo as of the Effective Time, then Parent and Merger Partner shall in good faith agree upon a mutually acceptable replacement. Other members of management of SpinCo may be selected by the Parties in accordance with the principles and procedures set forth on Schedule 2.5(b).

(c) As of the Effective Time, the SpinCo Board shall consist of the following directors: (i) all then current Merger Partner directors as of the Effective Time; (ii) one (1) current executive officer of Parent designated by Parent prior to the Effective Time; and (iii) two (2) current Parent directors that are designated by Parent prior to the Effective Time, in the case of individuals in clauses (ii) and (iii), which persons shall meet the requirements under the rules and regulations of NYSE to be considered independent directors of the SpinCo Board and shall have skills that are complementary to those of the existing Merger Partner directors and which shall otherwise be subject to Merger Partner’s prior approval, which shall not be unreasonably withheld, conditioned or delayed (the individuals in clauses (ii) and (iii) collectively, the “Parent Nominees”). The Parties shall take all action necessary such that, from and after the Effective Time, SpinCo shall nominate the Parent Nominees to stand for election to the SpinCo Board at each annual meeting held through the second annual meeting of the SpinCo shareholders following the Closing Date and SpinCo shall recommend that its stockholders vote in favor of the election of the Parent Nominees at each such annual meeting.

(d) Bruce McDonald shall serve as Executive Chairman of the SpinCo Board following the Effective Time; provided that in the event the parties become aware prior to the Effective Time that Bruce McDonald is no longer serving as, or is unwilling or unable to serve as, Executive Chairman of the Merger Partner Board as of the Effective Time, Parent and Merger Partner shall in good faith agree upon a mutually acceptable replacement.

(e) As soon as practicable following the Effective Time, the SpinCo Board shall form an Integration & Synergy Realization Committee, which shall be chaired by a director of the SpinCo Board designated by Parent prior to or as of the Effective Time.

(f) The Parties shall take all action necessary such that, as of the Effective Time, the directors and officers of the Surviving Corporation shall be such individuals as designated in writing by Merger Partner prior to the Effective Time.

ARTICLE III

CONVERSION OF SHARES

SECTION 3.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, SpinCo, Merger Sub or Merger Partner or any holder of the capital stock of Parent, SpinCo, Merger Sub or Merger Partner:

(a) Conversion of Merger Partner Capital Stock.

(i) Each share of Merger Partner Common Stock issued and outstanding as of the Effective Time (other than shares canceled in accordance with Section 3.1(a)(ii)) shall be automatically converted into the right to receive a number of SpinCo Shares equal to the Exchange Ratio, subject to adjustment in accordance with Section 3.1(a)(iv).

(ii) Each share of Merger Partner Common Stock held by Merger Partner as treasury stock or by Parent or any Subsidiary of Parent, including SpinCo and Merger Sub, in each case, immediately prior to the Effective Time shall be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor.

(iii) Each share of Merger Partner Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the SpinCo Shares as provided in Section 3.1(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.2(c).

(iv) The Exchange Ratio and any other similarly dependent items shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of Merger Partner Common Stock, SpinCo Shares, Parent Shares or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to Merger Partner Common Stock, SpinCo Shares or Parent Shares having a record date occurring on or after the date of this Agreement and prior to the Effective Time, other than the Restructuring; provided that nothing in this Section 3.1(a)(iv) shall be construed to permit Parent, SpinCo or Merger Partner to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(v) Notwithstanding anything to the contrary in this Agreement, if Merger Partner declares a dividend or other distribution on Merger Partner Common Stock in accordance with the terms and conditions of this Agreement and for which the record date precedes the Effective Time and the payment date occurs on or after the Effective Time, then (A) the holders of Merger Partner Common Stock as of such record date shall remain entitled to receive such dividend or distribution on the applicable payment date and (B) the Surviving Corporation shall be responsible for the payment of any such dividend or distribution that has not been paid prior to the Effective Time.

(b) Merger Sub Common Stock. At the Effective Time, each share of common stock, at no par value per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(c) SpinCo Shares. Each SpinCo Share that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding following the Effective Time.

(d) Distribution Ratio True-Up. If the condition set forth in Section 7.3(b)(i) would be unable to be satisfied because immediately after the Effective Time, the percentage of outstanding Qualified SpinCo Shares held by holders of Parent Shares would be less than 50.1% (the “Threshold Percentage”) of all the stock of SpinCo (including (i) any instruments that are treated as stock for U.S. federal income Tax purposes and (ii) any stock that may be issued after the Effective Time, pursuant to the exercise or settlement of an option or other Contract acquired or entered into on or before the Effective Time that may be regarded as having been acquired or entered into on or before the Effective Time as part of a “plan” or “series of related transactions” of which the Distribution is a part within the meaning of Section 355(e) of the Code (for the avoidance of doubt, taking into account the safe harbors under Treasury Regulations Section 1.355-7(d)), determined without regard to the adjustments under this Section 3.1(d)), then (x) Parent shall promptly provide notice to Merger Partner setting forth in detail the reasons the condition set forth in Section 7.3(b)(i) would be unable to be satisfied, (y) Parent shall consider in good faith any comments provided by Merger Partner and (z) the aggregate number of SpinCo Shares to be issued and allocated or exchanged (as applicable) to the holders of Parent Shares pursuant to Section 4.3 of the Separation and Distribution Agreement shall be increased such that the number of Qualified SpinCo Shares held by holders of Parent Shares equals the Threshold Percentage, if and to the extent necessary after considering Merger Partner’s comments pursuant to clause (y) of this Section 3.1(d); provided, notwithstanding anything herein to the contrary, if the aggregate number of SpinCo Shares to be issued and allocated or exchanged (as applicable) to the holders of Parent Shares pursuant to Section 4.3 of the Separation and Distribution Agreement is increased pursuant to this Section 3.1(d), then the amount of the SpinCo Payment distributed pursuant to the Separation and Distribution Agreement shall be decreased by an amount equal to the product of (1) an amount equal to the closing price per share of Merger Partner Common Stock on the trading day immediately prior to the Distribution, multiplied by (2) the number of additional

SpinCo Shares required to be issued pursuant to the adjustment set forth in this Section 3.1(d) (the “Distribution True-Up Adjustment”); provided, further, that notwithstanding anything to the contrary herein, there shall be no decrease in the amount of the SpinCo Payment to the extent any increase pursuant to this Section 3.1(d) in aggregate number of SpinCo Shares to be issued and allocated or exchanged (as applicable) to the holders of Parent Shares pursuant to Section 4.3 of the Separation and Distribution Agreement is required by reason of any actions taken by Merger Partner or any of its Affiliates (for the avoidance of doubt, excluding SpinCo and any other member of the SpinCo Group) (other than any such actions expressly required by the Transaction Documents (including the Restructuring Plan)).

SECTION 3.2. Distribution of Merger Partner Common Stock.

(a) Agent. Prior to the Effective Time, Merger Partner will appoint a bank or trust company reasonably acceptable to Parent as distribution agent (the “Agent”). Prior to or substantially concurrently with the Effective Time, SpinCo shall deposit or cause to be deposited with the Agent, for the benefit of the holders of Merger Partner Common Stock and for distribution in accordance with this Article III, through the Agent, book-entry authorizations representing the SpinCo Shares (such SpinCo Shares, together with any dividends or distributions and other amounts payable in accordance with Section 3.2(c), being hereinafter referred to as the “Distribution Fund”) issuable pursuant to Section 3.1 upon conversion of outstanding shares of Merger Partner Common Stock. The Agent shall, pursuant to irrevocable instructions, deliver the SpinCo Shares contemplated to be issued pursuant to Section 3.1 from the SpinCo Shares held in the Distribution Fund. If SpinCo deposits such shares into the Distribution Fund prior to the Effective Time and the Merger is not consummated, the Agent shall promptly return such shares to SpinCo. The Distribution Fund shall not be used for any other purpose.

(b) Distribution Procedures. Promptly after the Effective Time, the Agent shall, and SpinCo shall cause the Agent to, deliver to each Person who was the record holder of shares of Merger Partner Common Stock following the Distribution and immediately prior to the Effective Time the number of whole SpinCo Shares, from the Distribution Fund, that such holder has the right to receive pursuant to the provisions of Section 3.1(a)(i) (and cash in lieu of any fractional share of SpinCo Shares pursuant to Section 3.3 and any dividends or other distributions pursuant to Section 3.2(c)). The Agent shall not be entitled to vote or exercise any rights of ownership with respect to SpinCo Shares held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of the Persons entitled thereto.

(c) Distributions with Respect to Undistributed Shares. No dividends or other distributions declared or made with respect to SpinCo Shares with a record date after the Effective Time shall be paid or otherwise delivered to the former holders of Merger Partner Common Stock with respect to any SpinCo Shares that are not able to be distributed by the Agent to such holder promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable Laws, following the distribution of any such previously undistributed SpinCo Shares after the Effective Time, there shall be paid to the record holder of such SpinCo Shares, without interest, (i) at the time of the distribution, to the extent not previously paid, the amount of cash payable in lieu of fractional SpinCo Shares to which such holder is entitled pursuant to Section 3.3 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole SpinCo Shares and (ii) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such SpinCo Shares and a payment date subsequent to the distribution of such SpinCo Shares payable with respect to such whole SpinCo Shares. SpinCo shall deposit in the Distribution Fund all such dividends and distributions.

(d) No Further Ownership Rights in SpinCo Shares. All SpinCo Shares issued in respect of shares of Merger Partner Common Stock in accordance with the terms of Section 3.1(a)(i) and this Section 3.2 (including any cash paid in lieu of fractional shares pursuant to Section 3.3) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Merger Partner Common Stock.

(e) Termination of Distribution Fund. Any portion of the Distribution Fund made available to the Agent that remains undistributed to the former holders of Merger Partner Common Stock on the one-year anniversary of the Effective Time shall be delivered to SpinCo, and any former holders of Merger Partner Common Stock who as of such time have not received SpinCo Shares in accordance with this Article III shall thereafter look only to SpinCo for payment of their claim for SpinCo Shares and any dividends, distributions or cash in lieu of fractional shares with respect to SpinCo Shares (subject to any applicable abandoned property, escheat or similar Law).

(f) No Liability. Neither Parent, the Surviving Corporation, Merger Partner, Merger Sub, the Agent nor any other Person shall be liable to any holder of Merger Partner Common Stock for SpinCo Shares (or dividends or distributions with respect thereto or with respect to SpinCo Shares) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Closing of Transfer Books. From and after the Effective Time, the stock transfer books of Merger Partner shall be closed and no transfer shall be made of any shares of capital stock of Merger Partner that were outstanding immediately prior to the Effective Time.

(h) Tax Withholding. Parent, SpinCo, Merger Partner, Merger Sub, the Surviving Corporation, the Agent or any other applicable withholding agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration or any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted and withheld and timely paid over to the appropriate Governmental Authority, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the applicable recipient.

(i) No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Merger Partner Common Stock in connection with the Merger.

SECTION 3.3. Fractional Shares.

(a) No fractional SpinCo Shares shall be issued in connection with the Merger, and no certificates or scrip or book-entry credit of the same for any such fractional shares shall be issued. Any holder of Merger Partner Common Stock who would otherwise be entitled to fractional SpinCo Shares shall, in lieu of such fraction of a share, be entitled to receive, from the Agent in accordance with the provisions of this Section 3.3, a cash payment representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Agent (reduced by any fees of the Agent attributable to such sale) in one or more transactions of SpinCo Shares equal to the excess of (i) the aggregate number of SpinCo Shares to be delivered to the Agent by SpinCo pursuant to Section 3.2(a) over (ii) the aggregate number of whole SpinCo Shares to be distributed to the holders of shares of Merger Partner Common Stock pursuant to Section 3.2(b) (such excess, the “Excess Shares”). Parent, SpinCo, Merger Partner and Merger Sub acknowledge that payment of the cash consideration in lieu of issuing fractional SpinCo Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to SpinCo that would otherwise be caused by the issuance of fractional SpinCo Shares. As soon as practicable after the Effective Time and in no case later than ten (10) Business Days after the Effective Time, the Agent, as agent for the holders of Merger Partner Common Stock that would otherwise receive fractional SpinCo Shares, shall sell the Excess Shares at then prevailing prices on the NYSE in the manner provided in the following paragraph.

(b) The sale of the Excess Shares by the Agent, as agent for the holders of Merger Partner Common Stock that would otherwise receive fractional SpinCo Shares, shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of Merger Partner Common Stock, the Agent shall hold such proceeds in trust for the holders of Merger Partner Common Stock that would otherwise receive fractional SpinCo Shares (the “Common Shares Trust”). The Agent shall determine the portion of the Common Shares Trust to which each holder of Merger Partner Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Merger Partner Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Merger Partner Common Stock would otherwise be entitled.

(c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Merger Partner Common Stock in lieu of any fractional SpinCo Shares, the Agent shall make available such amounts to such holders of shares of Merger Partner Common Stock, without interest, subject to and in accordance with Section 3.2.

SECTION 3.4. Parent Equity Compensation Awards. Each Parent Equity Compensation Award held by a SpinCo Service Provider as of the Effective Time shall be treated as set forth in the Employee Matters Agreement; provided that, at or prior to the Effective Time, to effectuate the treatment of Parent Equity Compensation Awards held by any SpinCo Participants as set forth in the Employee Matters Agreement, Merger Partner shall either (i) establish or adopt an equity compensation plan or (ii) utilize Merger Partner’s existing equity compensation plan.

SECTION 3.5. Merger Partner Equity Awards.

(a) Treatment of Merger Partner Rollover RSUs. At the Effective Time, each restricted stock unit granted under any Merger Partner Stock Plan that vests solely based on continued service that was granted after 2024 (each, a “Merger Partner Rollover RSU”) and is outstanding as of immediately prior to the Effective Time, other than Merger Partner Director RSUs (which are not Merger Partner Rollover RSUs), shall, automatically and without any action on the part of the holder thereof, be converted into an award of restricted stock units corresponding to a number of SpinCo Shares (each, a “Converted RSU Award”) (rounded down to the nearest whole number of shares) equal to (1) the applicable number of shares of Merger Partner Common Stock subject to such Merger Partner Rollover RSU immediately prior to the Effective Time multiplied by (2) the Exchange Ratio. Except as otherwise provided in this Section 3.5(a), each such Converted RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Merger Partner Rollover RSU immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions (if any) and any “double-trigger” vesting provisions applicable to such Merger Partner Rollover RSUs).

(b) Treatment of Merger Partner Rollover PSUs. At the Effective Time, each restricted stock unit granted under any Merger Partner Stock Plan that has performance-based vesting conditions and that was granted after 2024 (each, a “Merger Partner Rollover PSU”) that is outstanding as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be converted into an award of performance-based restricted stock units that vests based on continued service and achievement of relevant performance metrics, adjusted as described in Section 3.5(b) of the Merger Partner Disclosure Letter (each, a “Converted PSU Award”) corresponding to a target number of SpinCo Shares (rounded down to the nearest whole number of shares) equal to (1) the applicable target number of shares of Merger Partner Common Stock subject to such Merger Partner Rollover PSU immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio. Except as otherwise provided in this Section 3.5(b), each such Converted PSU Award shall continue to have, and shall be subject to, the same terms and conditions (other than performance-based vesting conditions, which shall be modified as set forth on Section 3.5(b) of the Merger Partner Disclosure Letter) as applied to the corresponding Merger Partner Rollover PSU immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Merger Partner Rollover PSUs).

(c) Treatment of Merger Partner Single-Trigger RSUs and Merger Partner Single-Trigger PSUs. At the Effective Time, each (1) restricted stock unit granted under any Merger Partner Stock Plan that vests solely based on continued service, other than Merger Partner Director RSUs and that was granted in or prior to 2024 (each, a “Merger Partner Single-Trigger RSU” and together with the Merger Partner Rollover RSUs, the “Merger Partner RSUs”) and (2) restricted stock unit granted under any Merger Partner Stock Plan that has performance-based vesting conditions and that was granted in or prior to 2024 (each, a “Merger Partner Single-Trigger PSU” and together with the Merger Partner Rollover PSUs, the “Merger Partner PSUs”), that is outstanding as of immediately prior to the Effective Time shall, in each case, automatically and without any action on the part of the holder thereof, be fully vested as of immediately prior to the Effective Time, and all rights in respect thereof shall be cancelled and automatically converted into a number of shares of Merger Partner Common Stock equal to the number of shares of Merger Partner Common Stock underlying such Merger Partner Single-Trigger RSU or Merger Partner Single-Trigger PSU, as applicable, with performance (as applicable) measured based on (x) the greater of target or actual performance for any completed portion of the relevant performance period and (y) the greater of target or actual performance as measured as of the Effective Time for any Merger Partner Single-Trigger PSUs with an open performance period, and, in each case, such Merger Partner Common Stock shall be treated as set forth in Section 3.1 of this Agreement.

(d) Treatment of Merger Partner Non-Employee Director RSUs. At the Effective Time, each restricted stock unit held by a current or former non-employee director of the Merger Partner Board granted under any Merger Partner Stock Plan (each, a “Merger Partner Director RSU”) that is outstanding as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be fully vested as of immediately prior to the Effective Time, and all rights in respect thereof shall be cancelled and automatically converted into a number of shares of Merger Partner Common Stock equal to the number of shares of Merger Partner Common Stock underlying such Merger Partner Director RSU award, and such Merger Partner Common Stock shall be treated as set forth in Section 3.1 of this Agreement.

(e) Merger Partner Dividend Equivalent Rights. Any Merger Partner dividend equivalent rights associated with any Merger Partner RSU, Merger Partner PSU or Merger Partner Director RSU shall be treated in the same manner as the award to which such dividend equivalent rights relate in accordance with this Section 3.5, in each case, pursuant to the terms of the relevant Merger Partner Stock Plan immediately prior to the Effective Time, after giving effect to any “change in control” provisions under the applicable award agreement, Merger Partner Stock Plan or other document governing such right or award.

(f) Merger Partner Actions. Prior to the Effective Time, Merger Partner and the Merger Partner Board (and the Merger Partner Compensation Committee), as applicable, shall pass resolutions and take such other actions as are necessary or appropriate to effectuate the treatment of the Merger Partner RSUs, Merger Partner PSUs and Merger Partner Director RSUs as contemplated by this Section 3.5.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT RELATING TO PARENT

Except (i) as set forth in the publicly available Parent Reports filed with the SEC on or after the Applicable Date and prior to the date hereof (excluding, in each case, any disclosures (other than statements of historical fact) contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature); provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is readily apparent on its face or (ii) as set forth in the corresponding sections or subsections of the SpinCo Disclosure Letter (it being agreed that, for purposes of the representations and warranties set forth in this Article IV, disclosure of any item in any section or subsection of the SpinCo Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Parent hereby represents and warrants to Merger Partner as of the date hereof and as of the Closing Date that:

SECTION 4.1. Organization, Good Standing. Parent is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of organization.

SECTION 4.2. Corporate Authority. Parent has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby, except for such further action of the Parent Board required, if applicable, to establish the Record Date and the Distribution Date, the effectiveness of the declaration of the Distribution by the Parent Board, or a duly authorized committee thereof (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by Parent of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the transactions contemplated hereby or thereby have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of Parent is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time, except for such further action of the Parent Board, or a duly authorized committee thereof, required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Parent Board or a duly authorized committee thereof (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). Each of this Agreement and the Transaction Documents to which Parent is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that each of this Agreement and the applicable Transaction Documents to which each of Merger Partner and Merger Sub is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Merger Partner and Merger Sub (as applicable)) constitutes or will constitute the legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

SECTION 4.3. Governmental Filings; No Violations.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to, in compliance with or required to be made under, (i) the DGCL, (ii) the Exchange Act and the Securities Act, (iii) the HSR Act, (iv) those set forth in Section 4.3(a)(iv) of the SpinCo Disclosure Letter, (v) the rules and regulations of the NYSE, (vi) applicable provisions of Irish Law to the extent required to effect the Restructuring or the Distribution and (vii) the state securities, takeover and “blue sky” Laws (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations contemplated by the foregoing clauses (i) through (vii), the “Parent Approvals”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by Parent from or to be given by Parent to, or to be made by Parent with, any Governmental Authority in connection with the execution, delivery and performance by Parent of this Agreement and the Transaction Documents to which Parent is or will be a party as of the Effective Time and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, except those the failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations set forth in Section 4.3(b) of the SpinCo Disclosure Letter (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations set forth therein, the “Parent Third-Party Consents”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations that are related to or used in connection with the businesses or any of the operations of the SpinCo Business, as currently operated, are required to be obtained by Parent from, or to be given by Parent to, or to be made by Parent with, any Person that is not a Governmental Authority in connection with the execution, delivery and performance by Parent of this Agreement and the Transaction Documents to which it is or will be a party as of Effective Time and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, or in connection with the continuing operation of the SpinCo Business after the Effective Time, except those the failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) The execution, delivery and performance by Parent of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Parent, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the SpinCo Business pursuant to any Contract binding upon Parent or, assuming (solely with respect to performance of this Agreement and the Transaction Documents and consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents) compliance with the matters referred to in Section 4.3(a) and receipt of all Parent Third-Party Consents, under any applicable Law to which Parent is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon Parent, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.4. Litigation. There are no Actions pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement and the Transaction Documents, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.5. Brokers and Finders. Other than Morgan Stanley & Co. LLC (“Morgan Stanley”) (the Expenses of which will be paid by Parent), no agent, broker, finder, investment banker, financial advisor or other similar Person is entitled to any brokerage fee, finders’ fee or other similar fee or commission for which Merger Partner, Merger Sub, the Surviving Corporation or any SpinCo Entity would be liable in connection with this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby.

SECTION 4.6. No Other Merger Partner Representation or Warranties. Parent acknowledges and agrees that, except for the representations and warranties of Merger Partner expressly set forth in this Agreement or any Transaction Document, neither Merger Partner nor any of its Subsidiaries nor any other Person acting on behalf of Merger Partner or any of its Subsidiaries makes any representation or warranty, express or implied and Parent is not relying on any representation or warranty, express or implied, other than the representations and warranties expressly set forth in Article VI. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Merger Partner and the Merger Partner Subsidiaries that may have been made available to Parent, SpinCo or any of their Representatives by Merger Partner or its Representatives.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT RELATING TO SPINCO

Except (i) as set forth in the publicly available Parent Reports filed with the SEC on or after the Applicable Date and prior to the date hereof (excluding, in each case, any disclosures (other than statements of historical fact) contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature); provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is readily apparent on its face, or (ii) as set forth in the corresponding sections or subsections of the SpinCo Disclosure Letter (it being agreed that, for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the SpinCo Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Parent hereby represents and warrants to Merger Partner as of the date hereof and as of the Closing Date that:

SECTION 5.1. Organization; Good Standing and Qualification.

(a) Each of SpinCo and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of organization.

(b) Each SpinCo Subsidiary is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and each SpinCo Entity (including Merger Sub) has all requisite corporate or similar power and authority to own, lease and operate the properties, rights and assets that will be contributed to such SpinCo Entity pursuant to the Separation and Distribution Agreement and to carry on its business as presently conducted (or, as of the Effective Time, as will be conducted) and is duly licensed and qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties that will be contributed to such SpinCo Entity pursuant to the Separation and Distribution Agreement or conduct of its business requires such licensing or qualification, except where the failure to be so organized, licensed or qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, individually or in the aggregate, have not resulted, and would not reasonably be expected to result, in a material adverse effect on or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby. Parent has made available to Merger Partner prior to the date hereof (or, in case of each SpinCo Entity other than SpinCo and Merger Sub, will make available to Merger Partner prior to the Closing) complete and correct copies of the Organizational Documents, each as amended, restated or amended and restated to the date hereof or, in the case of a SpinCo Entity other than SpinCo and Merger Sub, to the Closing Date of SpinCo and each SpinCo Entity, and each as so delivered, is (or, with respect to SpinCo Entities other than SpinCo and Merger Sub, will prior to the Closing be) in full force and effect.

(c) Section 5.1(c) of the SpinCo Disclosure Letter contains a complete and correct list of each SpinCo Entity existing as of the date hereof, including the equity of such SpinCo Entity and the jurisdiction where each SpinCo Entity is organized. Parent has made available to Merger Partner true and complete copies of the Organizational Documents of SpinCo and Merger Sub as in effect on the date hereof.

SECTION 5.2. Capital Structure.

(a) As of the date hereof, the authorized capital stock of SpinCo consists of 1,000 SpinCo Shares and the issued and outstanding capital stock of SpinCo consists of 1,000 SpinCo Shares, all of which are owned, and will be owned immediately prior to the Distribution, by Parent or an Affiliate of Parent. Except for the SpinCo Shares, there are no shares of common stock, preferred stock or other equity interests of SpinCo issued or outstanding. As of immediately following the Distribution and prior to the Effective Time of the Merger, there shall be no shares of common stock, preferred stock or other equity interests in SpinCo issued or outstanding except the SpinCo Shares issued in connection with the Distribution pursuant to and in accordance with the Separation and Distribution Agreement, following which, the holders of Parent Shares (as of the record date for the Distribution) will own 100% of the SpinCo Shares. All of the outstanding SpinCo Shares have been, and all of the SpinCo Shares that may be issued prior to the Effective Time as contemplated by this Agreement and the Separation and Distribution Agreement and all shares issued pursuant to the SpinCo Share Issuance will be when issued, duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any preemptive right or other similar right. No bonds, debentures, notes or other indebtedness of any SpinCo Entity having the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of SpinCo (including SpinCo Shares) may vote are, or as of the Effective Time will be, issued or outstanding. As of the date hereof, SpinCo has no SpinCo Shares reserved for issuance. Section 5.2(a) of the SpinCo Disclosure Letter contains a complete and correct list of all outstanding Parent Equity Compensation Awards held by a SpinCo Service Provider (identified as a SpinCo Service Provider as of the date hereof) under the Parent LTIPs as of June 9, 2026, including the number of Parent Shares subject to each Parent Equity Compensation Award (at target and maximum performance)

and the date of grant, vesting schedule (including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment following consummation of the Merger) and, where applicable, exercise price with respect to each Parent Equity Compensation Award. Immediately prior to the Effective Time, there will be outstanding a number of SpinCo Shares determined in accordance with Section 7.14 (which, for the avoidance of doubt, immediately prior to the Effective Time, shall not include SpinCo Shares to be received in exchange for Merger Partner Common Stock in connection with the Merger). No shares of Parent Common Stock are held by any Subsidiary of Parent.

(b) Except as set forth in Section 5.2(b) of the SpinCo Disclosure Letter, all of the outstanding shares of capital stock or other equity securities of each of SpinCo’s Subsidiaries is (or as of the Closing, will be) duly authorized, validly issued, fully paid and nonassessable and owned by SpinCo or a SpinCo Subsidiary, free and clear of any Lien other than those arising under its Organizational Documents or applicable securities Laws.

(c) There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate any SpinCo Entity to issue or sell any shares of its capital stock or other securities or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of such SpinCo Entity, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the shares of capital stock of SpinCo.

(d) Except as set forth in Section 5.2(d) of the SpinCo Disclosure Letter, each SpinCo Subsidiary will, as of the Distribution, be wholly owned, directly or indirectly, by SpinCo.

(e) The authorized capital stock of Merger Sub consists of 10,000 shares of common stock, at no par value per share, 10,000 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by SpinCo. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Section 5.2(e) of the SpinCo Disclosure Letter sets forth (i) each of the SpinCo Entities and the ownership interest of Parent or its Subsidiaries in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary, and (ii) each SpinCo Entities’ capital stock, equity interest or other direct or indirect ownership interest in any other Person.

SECTION 5.3. Corporate Authority; Approval.

(a) Each of SpinCo and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and to consummate the transactions contemplated hereby and thereby, subject, in the case of the Merger, to (i) the adoption of this Agreement by SpinCo, as sole stockholder of Merger Sub, which will occur within twenty-four (24) hours after execution of this Agreement (the “Merger Sub Approval”) and (ii) (x) the approval of the SpinCo Share Issuance by Parent, as sole stockholder of SpinCo, and (y) the adoption of this Agreement by Parent, as sole stockholder of SpinCo, for which this clause (ii) will occur within twenty-four (24) hours after execution of this Agreement (the “SpinCo Shareholder Approval”), and except for such further action of the Parent Board, or a duly authorized committee thereof, required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Parent Board, or a duly authorized committee thereof (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by SpinCo and the holders of SpinCo Shares of this Agreement and the Transaction Documents to which they are or will be a party as of the Effective Time and the consummation by SpinCo and Merger Sub of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on their part. Except for the Merger Sub Approval and the SpinCo Shareholder Approval, no other corporate action on the part of SpinCo, any other SpinCo Entity or any member of the Parent Group is necessary to authorize this Agreement or the Transaction Documents to which SpinCo or Merger Sub is or will be a party at the Effective Time or to consummate the transactions contemplated hereby or thereby. Each of this Agreement and the Transaction Documents to which SpinCo or Merger Sub is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by SpinCo and (assuming that each of this Agreement and the applicable Transaction Documents to which it is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of Merger Partner) constitutes or will constitute a legal, valid and binding obligation of SpinCo and Merger Sub, enforceable against SpinCo in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The SpinCo Board has unanimously (A) approved and declared advisable this Agreement, the Transaction Documents and the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, upon the terms and conditions set forth in this Agreement and the Transaction Documents, (B) determined that this Agreement, the Transaction Documents and the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, are fair to, and in the best interests of, SpinCo and the holders of SpinCo Shares and (C) resolved to recommend that the holders of SpinCo Shares approve the SpinCo Share Issuance. The board of directors of Merger Sub (x) has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger, and (y) has resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub.

(c) No later than twenty-four (24) hours after the execution of this Agreement, (i) the sole stockholder of Merger Sub will deliver the Merger Sub Approval and (ii) the sole stockholder of SpinCo will deliver the SpinCo Shareholder Approval. Upon obtaining the SpinCo Shareholder Approval, the approval of SpinCo’s stockholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended on or after the Distribution Date and such stockholder approval of such amendment is required under applicable Law.

(d) Each of the Parent Board, or a duly authorized committee thereof, and the SpinCo Board, at meetings duly called, has unanimously approved and declared advisable this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, upon the terms and conditions set forth in this Agreement and such Transaction Documents. As of the date hereof, the sole stockholder of SpinCo is a Subsidiary of Parent.

SECTION 5.4. Governmental Filings; No Violations; Certain Contracts.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to the Parent Approvals, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by SpinCo or Merger Sub from, or to be given by SpinCo or Merger Sub to, or be made by SpinCo or Merger Sub with, any Governmental Authority, in connection with the execution, delivery and performance by SpinCo and Merger Sub of this Agreement and the Transaction Documents to which SpinCo will be a party to as of the Effective Time and the consummation of the Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of the SpinCo Entities after the Effective Time, except those the failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b) Except for the Merger Sub Approval and the SpinCo Shareholder Approval and other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations set forth in Section 5.4(b) of the SpinCo Disclosure Letter (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations set forth therein, the “SpinCo Third-Party Consents”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations that are related to or used in connection with the businesses included in, or any of the operations of, the SpinCo Business, as currently conducted, are required to be obtained by any SpinCo Entity from, or to be given by any SpinCo Entity to, or to be made by any SpinCo Entity with, any Person that is not a Governmental Authority in connection with the execution, delivery and performance by SpinCo of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, or in connection with the continuing operation of the business of the SpinCo Entities after the Effective Time, except those failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(c) The execution, delivery and performance by SpinCo and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of any SpinCo Entity, (ii) with or without notice, lapse of time or both, a breach or violation of, require a consent under or constitute a default under, the loss of any benefit under, or give rise to any right of termination, amendment, cancellation, payment obligation, acceleration of any obligations under, or the creation of a Lien on any of the properties, rights or assets of any SpinCo Entity pursuant to any Contract binding upon any SpinCo Entity or, assuming (solely with respect to performance of this Agreement and the Transaction Documents and consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents) compliance with the matters referred to in Section 5.4(a) and receipt of all SpinCo Third-Party Consents, under any applicable Law to which a SpinCo Entity is subject, (iii) any change in the rights or obligations of any party under any Contract legally binding upon any SpinCo Entity, or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the SpinCo Assets; except, in the case of clauses (ii), (iii) or (iv) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

SECTION 5.5. SpinCo Reports; Financial Statements.

(a) Set forth on Section 5.5(a) of the SpinCo Disclosure Letter are copies of the unaudited combined carveout statement of net assets (i.e., balance sheets) of the SpinCo Business as of December 31, 2024 and December 31, 2025, and the related draft unaudited combined management’s carveout statement of income of the SpinCo Business for the fiscal years ended December 31, 2024 and December 31, 2025 (collectively, the “SpinCo Financial Statements”). The SpinCo Financial Statements were derived from the books and records of the Parent Entities and were prepared in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of footnotes as at the dates and for the periods presented, and, except as set forth on Section 5.5(a) of the SpinCo Disclosure Letter, present fairly in all material respects the financial position and pre-tax results of operations of the SpinCo Business as at the dates and for the periods presented. The SpinCo Financial Statements are presented on a carve-out basis and do not necessarily reflect the conditions or results that would have existed or that would have been achieved if operating as a standalone entity.

(b) Set forth on Section 5.5(b) of the SpinCo Disclosure Letter are copies of the unaudited unconsolidated management statement of net assets (i.e., balance sheets) as of March 31, 2026, and the related unaudited unconsolidated management statement of income for the period ended of the Parent Entities’ Mobility Segment (“SpinCo Initial Interim Financial Statements”). The SpinCo Initial Interim Financial Statements were derived from the books and records of the Parent Entities and were prepared in accordance with GAAP, consistently applied, subject to normal year-end adjustments, the absence of footnotes as at the dates and for the periods presented, and, except as set forth on Section 5.5(b) of the SpinCo Disclosure Letter, present fairly in all material respects the financial position and, results of operations of the Mobility Segment operating profit and identifiable net assets as at the dates and for the periods presented. The SpinCo Initial Interim Financial Statements are presented on an unconsolidated basis and do not reflect the conditions or results that would have existed or that would have been achieved if operating as a standalone entity.

(c) When delivered pursuant to Section 7.16, the SpinCo Audited Financial Statements and the SpinCo Interim Financial Statements, as applicable, shall have been prepared on a carve-out basis, in accordance with GAAP, consistently applied, and shall present fairly in all material respects the financial position, results of operations and cash flows of the SpinCo Business as at the dates and for the periods presented (subject to year-end adjustments, in the case of the SpinCo Interim Financial Statements) and have been prepared in conformity in all material respects to the rules and regulations of the SEC applicable to the annual and quarterly, as applicable, financial statements of the SpinCo Business required to be included in the SpinCo Registration Statements, the Proxy Statement and, if applicable, the Schedule TO. The SpinCo Audited Financial Statements and the SpinCo Interim Financial Statements, as applicable, once prepared, shall be presented on a carve-out basis and do not necessarily reflect the conditions or results that would have existed or that would have been achieved if operating as a standalone entity.

(d) As of the date hereof, no SpinCo Entity is required to file any form, report, registration statement, prospectus or other document with the SEC.

(e) Parent has established and maintains a system of internal controls and procedures that complies in all material respects with applicable Law (including, without limitation, disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act with respect to the SpinCo Business). Such internal controls and procedures are effective to ensure that all information required to be disclosed by Parent, including with respect to the SpinCo Business, is reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for the fiscal year ended December 31, 2025, and such assessment concluded that such internal control system was effective. Parent’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Parent maintained effective internal control over financial reporting as of December 31, 2025. Parent’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements.

(f) There are no, and since the Applicable Date there have been no, (i) significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information with respect to the SpinCo Business or (ii) fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting with respect to the SpinCo Business.

(g) No member of the SpinCo Group is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K promulgated by the SEC) that is material to the SpinCo Group, taken as a whole. No member of the SpinCo Group has incurred any indebtedness, or issued or sold any debt securities or rights to acquire any debt security of any other member of the SpinCo Group, the terms of which require the public listing of such indebtedness, debt securities or rights or the maintenance by such member of the SpinCo Group of registration under the Exchange Act.

SECTION 5.6. Absence of Certain Changes.

(a) Except as expressly contemplated by this Agreement and the Transaction Documents, since December 31, 2025, the Parent Entities have (i) conducted the SpinCo Business only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practice and (ii) not taken any action that would require the consent of Merger Partner after the date hereof pursuant to clauses Section 7.2(a)(ii), Section 7.2(a)(iv), Section 7.2(a)(v), Section 7.2(a)(vii), Section 7.2(a)(viii), Section 7.2(a)(ix), Section 7.2(a)(xii) and Section 7.2(a)(xx).

(b) Since December 31, 2025, there has not been any change, event, occurrence, state of facts, condition, circumstance or effect that, individually or in the aggregate with such other changes, events, occurrences, state of facts, conditions, circumstances or effects, has resulted in or would reasonably be expected to result in a SpinCo Material Adverse Effect.

SECTION 5.7. Litigation and Liabilities.

(a) There are no, and since the Applicable Date there has been no, Actions pending or, to Parent’s or SpinCo’s Knowledge, threatened against Parent or its Subsidiaries (including any SpinCo Entity) relating to the SpinCo Business, except for those that would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole. No SpinCo Entity is a party to or subject to the provisions of any Governmental Order that restricts in any material respect the manner in which the SpinCo Entities conduct the SpinCo Business, that otherwise is material to the SpinCo Business or that would, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b) Except (i) as reflected or reserved for in the SpinCo Business Balance Sheet (as defined in the Separation and Distribution Agreement) (including the related notes and schedules thereto) prior to the date hereof, (ii) for obligations or liabilities incurred in the ordinary course of business consistent with Parent’s past practice since the date of such consolidated balance sheet (other than liabilities for breaches of contract, breach of warranty, tort or violation of applicable Law or Action), (iii) liabilities and obligations arising out of or in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, (iv) Liabilities that would be Parent Liabilities pursuant to the Separation and Distribution Agreement or (v) liabilities and obligations that would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, no SpinCo Entity has any liabilities or obligations of any nature (whether accrued, absolute, matured, unmatured, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Parent or SpinCo.

SECTION 5.8. Compliance with Laws; Licenses; Anti-Corruption Laws; Import and Export Laws.

(a) Since the Applicable Date the SpinCo Business has not been, and the SpinCo Business is not being, conducted in violation of any Laws or Permits, in each case, except for violations that, individually or in the aggregate, have not resulted and would not reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b) Each SpinCo Entity and with respect to the SpinCo Business, each Parent Entity has obtained and is in compliance with all Permits necessary to conduct the SpinCo Business as presently conducted (the “SpinCo Licenses”), except those the absence of which, individually or in the aggregate, have not resulted and would not reasonably be expected to result in a SpinCo Material Adverse Effect. The operation of the SpinCo Business as presently conducted is not, and has not been since the Applicable Date, in violation of, nor is any SpinCo Entity or any Parent Entity in default or violation under, any SpinCo License, and, to Parent’s or SpinCo’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material term, condition or provision of any SpinCo License, except where such default or violation of such SpinCo License, individually or in the aggregate, has not resulted and would not reasonably be expected to result in a SpinCo Material Adverse Effect. There are no Actions pending or, to Parent’s or SpinCo’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any SpinCo License, except where such revocation, cancellation or adverse modification would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect. Since the Applicable Date, neither Parent nor any of its Subsidiaries has received any notice or communication of any noncompliance or alleged noncompliance with any SpinCo Licenses, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect.

(c) Since the Applicable Date, (i) no SpinCo Entity, or, to Parent’s or SpinCo’s Knowledge, any Person associated with or acting on behalf of the SpinCo Business (including a Parent Entity), including any officer, director, employee, agent and Affiliate thereof has granted, paid, offered or promised to grant, pay, or authorized or ratified the granting of payment, directly or indirectly, of any rebates, monies or anything of value to any Government Official or any political party or candidate for political office, or to any other Person under circumstances where any SpinCo Entity, or any Person associated with or acting on behalf of any SpinCo Entity or the SpinCo Business, including any officer, director, employee, agent and Affiliate thereof, knew or had reason to know that all or a portion of such rebates, monies or things of value would be offered, promised, or given, directly or indirectly, to any Government Official, for the purpose of

(A) influencing any act or decision of such Government Official in his or her official capacity; (B) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty; (C) securing any improper advantage or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist any SpinCo Entity or any Person associated with or acting on behalf of any SpinCo Entity or the SpinCo Business, including any officer, director, employee, agent and Affiliate thereof, in obtaining or retaining business for or with, or directing business to, any Person or to secure any other improper benefit or advantage, (ii) each SpinCo Entity and, to Parent’s or SpinCo’s Knowledge, each Person associated with or acting on behalf of a SpinCo Entity or the SpinCo Business, including any officer, director, employee, agent and Affiliate thereof, have complied with the Anti-Corruption Laws and (iii) the SpinCo Entities (A) have instituted policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws in all material respects, (B) have maintained such policies and procedures in full force and effect, (C) have not been subject to any pending Action or, to Parent’s or SpinCo’s Knowledge, threatened with any Action that alleges any material violation of any of the Anti-Corruption Laws, (D) have not received from any Governmental Authority or any other Person any notice, inquiry or internal or external allegation, (E) have not made a voluntary or involuntary disclosure to a Governmental Authority and (F) have not conducted any internal investigation or audit, in each case of clauses (D) through (F), concerning any actual or potential violation or wrongdoing in respect of any of the Anti-Corruption Laws.

(d) Since the Applicable Date, the SpinCo Entities and, with respect to the SpinCo Business, the Parent Entities, and, to Parent’s or SpinCo’s Knowledge, any Person associated with or acting on behalf of the SpinCo Business (including a Parent Entity), including any officer, director, employee, agent and Affiliate thereof have at all times conducted their export and import and related transactions in material compliance with all applicable Import and Export Laws or U.S. anti-boycott Laws.

(e) Since the Applicable Date, neither any SpinCo Entity nor with respect to the SpinCo Business, any Parent Entity, nor, to Parent’s or SpinCo’s Knowledge, any Person associated with or acting on behalf of the SpinCo Business (including a Parent Entity), including any officer, director, employee, agent and Affiliate thereof has engaged in, nor is now knowingly engaging in, any unlawful dealings or transactions with (i) any Person that at the time of the dealing or transaction is or was the subject or the target of sanctions administered by United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or (ii) any Person in Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic” regions of Ukraine.

(f) Without limiting the foregoing subsections (d) and (e) directly above, there have been no Actions, there are no pending Actions and, to Parent’s or SpinCo’s Knowledge, there are no threatened Actions, by any Governmental Authority of potential violations with respect to compliance with Import and Export Laws against any SpinCo Entity or, with respect to the SpinCo Business, any Parent Entity.

(g) Neither any SpinCo Entity nor, with respect to the SpinCo Business, any Parent Entity is subject to any corporate integrity agreement, deferred prosecution agreement, monitoring agreement or consent decree with or imposed by any Governmental Authority, and to Parent’s or SpinCo’s Knowledge (i) the imposition of any such agreement or decree is not currently pending, and (ii) neither any SpinCo Entity nor, with respect to the SpinCo Business, any Parent Entity has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

SECTION 5.9. SpinCo Material Contracts.

(a) Except for this Agreement and the Transaction Documents and except for the Contracts set forth in Section 5.9 of the SpinCo Disclosure Letter, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to or bound by any Contract primarily related to the SpinCo Business (or, in each case, any group of related Contracts with respect to a single transaction or series of related transactions):

(i) for the purchase of products or raw materials or the receipt of services pursuant to Contracts relating to (A) indirect procurement, (B) information technology services or systems, (C) direct materials supply arrangements or (D) logistics, transportation or warehousing services, that, in each such category, constitute one of the twenty (20) largest such Contracts, measured by aggregate spend of the SpinCo Business for the calendar year ended December 31, 2025;

(ii) for the sale of products or services pursuant to Contracts that constitute one of the twenty (20) largest such Contracts of the SpinCo Entities, measured by aggregate revenues received by the SpinCo Business for the calendar year ended December 31, 2025;

(iii) that (A) purports to limit in any respect either the type of business in which the SpinCo Entities may engage or the manner or locations in which any of them may so engage in any business, (B) requires (or grants any right that would, if exercised, require) the disposition of any material assets or material line of business of the SpinCo Entities or the SpinCo Business (taken as a whole), (C) grants “most favored nation” status or contains “exclusivity,” requirements obligations or similar provisions that would purport to apply to the SpinCo Entities or SpinCo Business (or, after the Effective Time, Merger Partner or any of its Subsidiaries), or (D) includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person, in each case of (A), (C) and (D), that are material to the SpinCo Business;

(iv) relating to the acquisition or disposition of any business, product line, equity interests or a material amount of assets (whether by merger, sale of stock, sale of assets or otherwise) for total consideration (including assumption of debt and any indemnification, earn-out, deferred or contingent payment obligations) in excess of $10,000,000 pursuant to which any potential indemnification, earn-out, deferred or contingent payment obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties for which no claims have been made) or otherwise survive as of the date hereof;

(v) relating to any material partnership, joint venture, profit sharing, joint development, strategic alliance or other similar agreement or arrangement;

(vi) between a SpinCo Entity, on the one hand, and any director or officer of Parent, SpinCo or any Person beneficially owning five percent (5%) or more of the outstanding Parent Shares or any of their respective Affiliates (other than a Parent Entity or a SpinCo Entity), on the other hand, that would bind a SpinCo Entity following the Distribution Time;

(vii) relating to or evidencing indebtedness for borrowed money or the deferred purchase price of property (in either case, whether or not incurred, assumed, guaranteed or secured by any asset), in either case, in excess of $10,000,000;

(viii) that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of any SpinCo Entity to sell, transfer, pledge or otherwise dispose of any assets material to the SpinCo Business;

(ix) evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements or brokerage statements or similar Contract, in each case that require payments in amounts in excess of $5,000,000;

(x) (A) that grants an inbound or outbound license to, right to use, or covenant not to sue with respect to, Intellectual Property, which license, right to use or covenant not to sue would, individually or in the aggregate, reasonably be expected to be material to the SpinCo Business, taken as a whole, in each case, excluding non-exclusive licenses (1) granted to a SpinCo Entity or in respect of the SpinCo Business for commercially available Software or Open Source Software, (2) granted by or to a SpinCo Entity that do not involve the payment or receipt of royalties or other amounts of more than $20,000,000 annually, (3) in nondisclosure agreements that do not contain any licenses of Intellectual Property other than limited rights to use confidential information for the purposes stated therein, (4) in Contracts with customers, employees, consultants, contractors, distributors, contract manufacturers, suppliers or service providers entered in the ordinary course of business, or (5) that are incidental to the primary purpose of the applicable Agreement, or constitute feedback licenses; (B) that provide for the divestiture of any material SpinCo Intellectual Property which divestiture would, individually or in the aggregate, reasonably be expected to be material to the SpinCo Business, taken as a whole; or (C) that restrict the ability of any SpinCo Entity to own, transfer, use, license or disclose any material SpinCo Intellectual Property, in each case, which restriction would, individually or in the aggregate, reasonably be expected to be material to the SpinCo Business, taken as a whole;

(xi) that prohibits the payment of dividends or distributions in respect of the capital stock of any SpinCo Entity, the pledging of the capital stock of any SpinCo Entity or the incurrence of indebtedness for borrowed money or guarantees by any SpinCo Entity; or

(xii) any settlement, conciliation or similar Contract relating to any actual or threatened Action (including any disputes with commercial parties) entered into since the Applicable Date that had a value at the time of such Contract in excess of $10,000,000 or pursuant to which any SpinCo Entity has material ongoing obligations after the Closing.

Each such Contract described in subsections (i) through (xii) of this Section 5.9(a) and each Contract set forth in Section 5.9 of the SpinCo Disclosure Letter (which schedule shall not require the listing of any SpinCo Material Contract that is a purchase order or statement of work) is referred to herein as a “SpinCo Material Contract.”

(b) A complete and correct copy of each SpinCo Material Contract (other than any applicable purchase order or statement of work) has been made available to Merger Partner in an electronic data room prior to the date hereof. Each of the SpinCo Material Contracts is valid and binding on the SpinCo Entity or SpinCo Entities (as applicable) and, to Parent’s and SpinCo’s Knowledge, each other party thereto, is in full force and effect, except for such failures to be valid and binding or to be in full force and effect or enforceable as would not, or would not reasonably be expected to, individually or in the aggregate, result in a SpinCo Material Adverse Effect. There exists no breach or event of default with respect to any SpinCo Material Contracts on the part of any SpinCo Entity or, to Parent’s or SpinCo’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any SpinCo Entity or, to Parent’s or SpinCo’s Knowledge, any other party thereto, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect. As of the date hereof, no party to any SpinCo Material Contract has exercised any termination rights with respect thereto (or provided written notice of intent to exercise such termination rights or written notice that such party intends to adversely amend, modify or elect not to renew or perform such SpinCo Material Contract) or has given written notice of any material dispute with respect to any SpinCo Material Contract, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect.

(c) As of the date hereof, none of the top twenty (20) vendors or suppliers (by aggregate spend), the top twenty (20) customers (by revenue) or the top twenty (20) distributors (by revenue), in each case, of the SpinCo Business for the calendar year ended December 31, 2025 has (i) expressed in writing to any Parent Entity or SpinCo Entity its intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with the SpinCo Business or (ii) given written notice of any material breach under any Contract with such vendor, supplier, customer or distributor.

SECTION 5.10. Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, (i) SpinCo or one of the SpinCo Subsidiaries, as applicable, has good and marketable indefeasible fee simple (or jurisdictionally comparable) title to the SpinCo Owned Real Property, free and clear of any Lien other than Permitted Liens, (ii) there are no outstanding options or rights of first refusal to purchase the SpinCo Owned Real Property, or any portion of the SpinCo Owned Real Property or interest therein, (iii) no SpinCo Entity has granted to any Person (other than the Parent Entities) the right to use or occupy any SpinCo Owned Real Property, (iv) no SpinCo Entity is in breach or default under any restrictive or other covenant encumbering any SpinCo Owned Real Property, and (v) no event has occurred that with the lapse of time or the giving of notice or both would constitute such a default by any SpinCo Entity under any such restrictive covenants or easements. There are no parties other than the SpinCo Entities in possession of the SpinCo Owned Real Property (other than the Parent Entities). The SpinCo Owned Real Property and all buildings, structures, improvements, and fixtures located thereon have been maintained in accordance with normal industry practice, are in good operating condition and repair, and are suitable for the purposes for which they are currently used, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect.

(b) With respect to the SpinCo Leased Real Property, (i) SpinCo or one of the SpinCo Subsidiaries, as applicable, has a valid leasehold or subleasehold interest in the SpinCo Leased Real Property, free and clear of any Lien other than the Permitted Liens, and the agreements for such property are valid, legally binding, enforceable and in full force and effect in accordance with their terms, (ii) no SpinCo Entity, or to the Knowledge of SpinCo, any third party is in breach of or default under such agreement, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any SpinCo Entity, or to the Knowledge of Parent, any third party or permit termination, modification or acceleration by any third party thereunder, (iii) no SpinCo Entity has subleased, assigned, licensed, transferred or conveyed any interest in such leasehold or subleasehold interest, and (iv) there are no Contracts or written concessions granting to any Person other than a SpinCo Entity the right to use or occupy any material SpinCo Leased Real Property, in each case except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole. The SpinCo Leased Real Property and all buildings, structures, improvements, and fixtures located on the SpinCo Leased Real Property are suitable for the purposes for which they are currently used, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the SpinCo Entities own good and valid title to, or hold a valid leasehold interest in, all of the tangible personal property used by them in the conduct of the SpinCo business, free and clear of all Liens, except for Permitted Liens.

(d) No SpinCo Entity has received any notice of any pending or threatened condemnation of any SpinCo Owned Real Property or any SpinCo Leased Real Property by any Governmental Authority, nor, to Parent’s or SpinCo’s Knowledge, are there any public improvements or re-zoning measures proposed or in progress that would reasonably be expected to result in a SpinCo Material Adverse Effect.

(e) The SpinCo Owned Real Property, the SpinCo Leased Real Property, all buildings, structures, improvements, fixtures and all tangible personal property constituting SpinCo Assets (excluding, for the avoidance of doubt, Intellectual Property) have been maintained in accordance with normal industry practice and are in good operating condition and repair (ordinary wear and tear excepted) and are suitable for the purposes for which they are presently used, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

SECTION 5.11. Employee Benefits.

(a) Section 5.11(a) of the SpinCo Disclosure Letter sets forth a complete and correct list of each material Benefit Plan and separately identifies each material Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (a “SpinCo Non-U.S. Benefit Plan”).

(b) With respect to each Benefit Plan required to be scheduled on Section 5.11(a) of the SpinCo Disclosure Letter, SpinCo has, prior to the date hereof, made available to Merger Partner (or with respect to a given SpinCo Service Provider designated on or after the date hereof, will make available to Merger Partner as soon as practicable following the date on which such SpinCo Service Provider is designated in the manner contemplated by the Parties’ agreement for identifying SpinCo Service Providers as set forth in the Employee Matters Agreement and in any event no later than thirty (30) Business Days prior to the Closing Date) complete and correct copies of (i) the Benefit Plan document, including any amendments or supplements thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Authority received in the last three years with respect to such Benefit Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, (i) each Benefit Plan (including any related trusts), other than SpinCo Non-U.S. Benefit Plans, has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by any SpinCo Entity with respect to each Benefit Plan have been paid or, to the extent required under GAAP, accrued in accordance with GAAP and (iii) there are no pending or, to Parent’s or SpinCo’s Knowledge, threatened claims (other than routine claims for benefits) or Actions by a Governmental Authority by, on behalf of or against any Benefit Plan or any trust related thereto.

(d) With respect to each ERISA Plan, SpinCo has, prior to the date hereof, made available to Merger Partner (or with respect to a given SpinCo Service Provider designated on or after the date hereof, will make available to Merger Partner as soon as practicable following the date on which such SpinCo Service Provider is designated in the manner contemplated by the Parties’ agreement for identifying SpinCo Service Providers as set forth in the Employee Matters Agreement, and in any event no later than thirty (30) Business Days prior to the Closing Date), complete and correct copies of, as applicable, (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto and any amendments or supplements thereto).

(e) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code, has been determined by the IRS to be qualified under Section 401(a) of the Code and, to Parent’s or SpinCo’s Knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Benefit Plan. With respect to any ERISA Plan, no SpinCo Entity has engaged in a transaction in connection with which any SpinCo Entity reasonably would be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed by either Section 4975 or 4976 of the Code.

(f) Neither SpinCo nor any Person that is a member of a “controlled group of corporations” (as defined in Section 414(b) of the Code), is under “common control” (as defined in Section 414(c) of the Code), or is a member of the same “affiliated service group” (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with SpinCo has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any material obligation or liability (including any contingent liability) under, (i) a plan that is subject to Section 412 of the Code or Section 302 or title IV of ERISA or (ii) any “multiemployer plans” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”), in each case, in the last six years. No Benefit Plan is, and neither SpinCo nor any Person that is a member of a “controlled group of corporations” (as defined in Section 414(b) of the Code), is under “common control” (as defined in Section 414(c) of the Code), or is a member of the same “affiliated service group” (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with SpinCo has any liability under, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “single employer plan” (as defined in Section 4001(a)(15) of ERISA) that is maintained by two or more employers not related under Section 414(b), (c), or (m) of the Code (a “Multiple Employer Plan”).

(g) With respect to any ERISA Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then-current value of assets of such ERISA Plan or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the financial statements of Parent or the SpinCo Entity, (iii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation and ordinary claims for benefits) under Title IV of ERISA has been, or is expected to be, incurred by SpinCo, (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such ERISA Plan and neither SpinCo nor Parent has received notice from the Pension Benefit Guaranty Corporation of its intent to terminate a plan or appoint a trustee, (v) no application for a waiver of premiums is pending with the Pension Benefit Guaranty Corporation, (vi) except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred and (vii) neither SpinCo nor Parent has engaged in a transaction a principal purpose of which was to evade liability under ERISA as contemplated by Section 4069 of ERISA.

(h) Except as required by applicable Law, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and no SpinCo Entity has any obligation to provide such benefits.

(i) Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in material compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(j) Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated hereby could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of any SpinCo Entity to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting or materially increase the amount of compensation due to any such employee, director, officer, or independent contractor or (iii) directly or indirectly require SpinCo to transfer or set aside any assets to fund any payments or benefits under any Benefit Plan.

(k) Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement or the Transaction Documents could, either alone or in combination with another event, result in the payment of any amount to any current or former employee, director, officer or independent contractor of any SpinCo Entity that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(l) No SpinCo Entity has any obligation to provide, and no Benefit Plan or other agreement provides any current or former employee, director, officer or independent contractor of any SpinCo Entity with the right to, a gross-up, indemnification, reimbursement, make-whole or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(m) Except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, (i) all SpinCo Non-U.S. Benefit Plans comply in all respects with applicable local Law, and all such plans that are intended to be funded or book-reserved are funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions determined by qualified actuaries, and (ii) as of the date hereof, there is no pending or threatened litigation relating to SpinCo Non-U.S. Benefit Plans.

SECTION 5.12. Labor Matters.

(a) Section 5.12(a) of the SpinCo Disclosure Letter sets forth a complete and correct list of any collective bargaining agreement or other agreement with a labor union, works council, employee representative or other labor organization that a Parent Entity or SpinCo Entity is a party to or otherwise bound by in respect of SpinCo Service Providers (collectively, the “SpinCo Labor Agreements”). Except as set forth in Section 5.12(a) of the SpinCo Disclosure Letter, no Parent Entity or SpinCo Entity is party to or bound by any SpinCo Labor Agreement and none are being negotiated, and there are no other labor-related agreements or arrangements that pertain to any SpinCo Service Providers. To Parent’s or SpinCo’s Knowledge, there are no activities or Actions by any individual or group of individuals, including representatives of any labor organizations, trade unions, work councils or labor unions, to organize any SpinCo Service Providers, and there have been no such activities or Actions since the Applicable Date.

(b) There are no labor unions, trade unions, works councils, employee representatives or other labor organizations that represent SpinCo Service Providers. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement or the Transaction Documents, either alone or in combination with another event, will not (i) entitle any third party (including any labor union, trade union, works council, employee representative or other labor organization or Governmental Authority) to any payments under any of the SpinCo Labor Agreements or (ii) require the consent of, or advance notification to, or advance consultation with, any labor union, trade union, works council or labor organization with respect to SpinCo Service Providers.

(c) There is no, and since the Applicable Date there has been no, material strike, lockout, slowdown, work stoppage, picketing, hand billing, organizing activities, labor arbitration, unfair labor practice charge or other material labor dispute, or Actions or grievance pending or, to Parent’s or SpinCo’s Knowledge, threatened against any Parent Entity involving the SpinCo Business or any SpinCo Entity. Each of the SpinCo Entities and Parent Entities with respect to the SpinCo Service Providers is in compliance in all material respects with the SpinCo Labor Agreements.

(d) No Parent Entity with respect to the SpinCo Business or SpinCo Entity has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied (collectively, the “WARN Act”). No mass layoffs or plant closings are currently contemplated, planned or announced.

(e) Except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, the SpinCo Entities and the Parent Entities with respect to the SpinCo Business or SpinCo Entity are, and since the Applicable Date, have been, in material compliance with all applicable Laws, Contracts, policies, plans and programs relating to employment, employment practices, compensation, the classification of employees as exempt/non-exempt, the classification of individuals as employees or independent contractors, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), employee leave, benefits, hours, terms and conditions of employment, and the termination of employment and unemployment insurance, occupational health and safety, employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), workers’ compensation, labor relations, employee trainings and notices, affirmative action and automated employment decision tools and other artificial intelligence.

(f) Each Parent Entity with respect to the SpinCo Business or SpinCo Entity has reasonably investigated all sexual harassment, or other harassment, discrimination, retaliation or policy violation allegations against current or former officers, directors, or SpinCo Employees (i) above the level of Vice President or (ii) that would reasonably be expected to result in material liability or, if known to the public, would bring any Parent Entity with respect to the SpinCo Business or SpinCo Entity into material disrepute, in each case of clauses (i) and (ii), that have been reported to any Parent Entity or SpinCo Entity or of which any Parent Entity or SpinCo Entity was otherwise aware since the Applicable Date. With respect to each such allegation (except those the applicable Parent or SpinCo Entity reasonably deemed to not have merit), the applicable Parent or SpinCo Entity has taken prompt corrective action reasonably calculated to prevent further improper action and does not expect any material liability with respect to any such matters. To

Parent’s or SpinCo’s Knowledge, there are no such allegations of harassment, retaliation or discrimination against current or former officers, directors or SpinCo Employees (i) above the level of Vice President or (ii) that could result in material liability or, if known to the public, would bring any Parent Entity with respect to the SpinCo Business or SpinCo Entity into material disrepute.

(g) To Parent’s or SpinCo’s Knowledge, as of the date hereof, no SpinCo Employee with annualized base salary at or above $200,000 intends to terminate his or her employment with any SpinCo Entity prior to the one-year anniversary of the Closing.

(h) To Parent’s or SpinCo’s Knowledge, no current or former employee or independent contractor of any Parent Entity with respect to the SpinCo Business or SpinCo Entity is in violation of any term of any noncompetition agreement or other material restrictive covenant obligation owed to any Parent Entity with respect to the SpinCo Business or SpinCo Entity or owed to any third party with respect to such person’s right to be employed or engaged by any Parent Entity with respect to the SpinCo Business or SpinCo Entity, except as would not be material to the SpinCo Entities, taken as a whole.

(i) Section 5.12(i) of the SpinCo Disclosure Letter sets forth each SpinCo Employee, and for each: (i) employee ID; (ii) job title; (iii) primary work location (by country, state, city); (iv) exempt or non-exempt status (for U.S. employees); (v) active or inactive status; (vi) full-time or part-time status; (vii) last date of hire; (viii) employing entity and (ix) years of service (the “SpinCo Employee List”).

SECTION 5.13. Environmental Matters. Except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a SpinCo Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole: (A) the SpinCo Entities are and have at all times since the Applicable Date been in compliance with all, and have not violated any, Environmental Laws, which compliance has included obtaining, maintaining and complying with all Permits required pursuant to Environmental Law for the occupation of the SpinCo Owned Real Property or SpinCo Leased Real Property or the operation of the SpinCo Business; (B) no SpinCo Owned Real Property or SpinCo Leased Real Property or any other real property (including soils, groundwater, surface water, buildings or other structures), currently or formerly owned, leased or operated by a SpinCo Entity, contains any Hazardous Substance under conditions or circumstances or in concentrations that would result in Liability to any of the SpinCo Entities; (C) none of the SpinCo Entities is subject to Liability for any Hazardous Substance present at, under or on any third-party property or is otherwise subject to any Liability regarding any manufacture, distribution, storage, treatment, disposal of or arrangement for the disposal of, transport, handling, or release of, contamination by, or exposure of any person to, any Hazardous Substance, including any product containing any Hazardous Substance; (D) no SpinCo Entity has since the Applicable Date received any notice, demand, letter, claim or request for information or is a party to or the subject of any pending or, to Parent’s or SpinCo’s Knowledge, threatened Actions alleging that the SpinCo Business may be in violation of or subject to Liability under any Environmental Law or regarding any Hazardous Substance; and (E) no SpinCo Entity is subject to any Governmental Order or other arrangement with any Governmental Authority, or has assumed any Liability of, or is subject to any indemnity in an agreement with, any third party, in each case relating to currently unresolved or outstanding Liabilities or obligations arising under any Environmental Law or regarding any Hazardous Substance.

SECTION 5.14. Taxes.

(a) Except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a SpinCo Material Adverse Effect:

(i) The SpinCo Entities (A) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and correct, (B) have paid all Taxes, whether or not shown as due on such Tax Returns, and have withheld all Taxes that the SpinCo Entities are obligated to withhold from amounts owing to any employee, former employee, independent contractor, creditor, stockholder or other third party, and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency of Taxes, in each case in writing, which waiver or extension is currently in effect;

(ii) There are no Tax Liens upon any property or assets of any of the SpinCo Entities except Permitted Liens;

(iii) As of the date hereof, (A) no deficiencies for Taxes have been proposed or assessed in writing against or with respect to any of the SpinCo Entities, (B) there are no pending audits, examinations, investigations or other Actions in respect of any Taxes or Tax Returns of any SpinCo Entity and no such audit, examination, investigation or other Action has been threatened in writing, and (C) no claim has been made by a Governmental Authority in any jurisdiction where any of the SpinCo Entities does not file Tax Returns that any SpinCo Entity is or may be subject to taxation by, or required to file Tax Returns in, such jurisdiction, which claim has not been fully resolved;

(iv) As of the date hereof, none of the SpinCo Entities (A) has been a member of an affiliated group filing an affiliated, combined, unitary, consolidated or similar income Tax Return (other than a group the common parent of which is Parent or any of its Subsidiaries), (B) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement or arrangement (other than (x) commercial agreements or arrangements entered into in the ordinary course of business, the principal purpose of which does not relate to Taxes, (y) the Tax Matters Agreement, and (z) agreements or arrangements exclusively between or among the SpinCo Entities), or (C) has liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or as a transferee or successor;

(v) Other than as part of the Separation, during the last two years, none of the SpinCo Entities has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify under Section 355 of the Code; and

(vi) None of the SpinCo Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(b) Neither Parent nor any SpinCo Entity has taken any action or knows of any fact, agreement, plan or other circumstance, that could reasonably be expected to prevent or impede (i) the Intended Tax Treatment or (ii) Parent and SpinCo from delivering the Separation Tax Representation Letters and the Merger Tax Representation Letters.

SECTION 5.15. Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect:

(a) Section 5.15(a) of the SpinCo Disclosure Letter sets forth a true, accurate, and complete list of all Registered Intellectual Property included in the SpinCo Intellectual Property;

(b) All of the Registered Intellectual Property included in the SpinCo Intellectual Property is valid, subsisting and unexpired, if applicable, and, to Parent’s or SpinCo’s Knowledge, enforceable;

(c) The SpinCo Entities (i) exclusively own or, after giving effect to the Separation (and subject to the execution and delivery of the Confirmation of Intellectual Property Assignment, each Local Transfer Agreement and each other agreement or instrument executed by one or more members of the Parent Group and one or more members of the SpinCo Group for the purpose of transferring or conveying equity interests, Assets or Liabilities in order to effect the transactions contemplated by the Separation and Distribution Agreement) will exclusively own, free and clear of any and all Liens (other than Permitted Liens), all SpinCo Intellectual Property, and (ii) have a valid right and, to Parent’s or SpinCo’s Knowledge, enforceable written license to use all other Intellectual Property that is used in or necessary for the operation of the SpinCo Business as currently conducted (“SpinCo Business Intellectual Property”);

(d) No Parent Entity or SpinCo Entity has since the Applicable Date received any written claim from any other Person challenging the validity, enforceability or ownership of the SpinCo Intellectual Property. At the Closing, after giving effect to the Restructuring (and subject to the execution and delivery of the Confirmation of Intellectual Property Assignment, each Local Transfer Agreement, any necessary third-party consents, and each other agreement or instrument executed by one or more members of the Parent Group and one or more members of the SpinCo Group for the purpose of transferring or conveying equity interests, Assets or Liabilities in order to effect the transactions contemplated by the Separation and Distribution Agreement), and taking into account the Royal Precision Equity Interests and together with the services provided under the Transition Services Agreement and the rights granted pursuant to the other Transaction Documents or any agreement entered into between one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand, governing commercial relationships between the two Groups (as defined in the Separation and Distribution Agreement) following the Closing Date, all SpinCo Business Intellectual Property shall be owned or available for use (in substantially the same manner as of immediately prior to the Closing by Parent and its Subsidiaries) by the SpinCo Entities immediately after the Closing on terms and conditions substantially similar to those under which Parent and its Subsidiaries owned or used such Intellectual Property immediately prior to the Closing. No member of the Parent Group will own any Intellectual Property that is used in or necessary for the conduct of the SpinCo Business as conducted immediately prior to the Closing by Parent and its Subsidiaries, in each case, other than Intellectual Property provided under the Transition Services Agreement, Trademark License

Agreements, Intellectual Property Cross-License Agreement, any agreement entered into between one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand, governing commercial relationships between the two Groups (as defined in the Separation and Distribution Agreement) following the Closing Date, or other Transaction Documents;

(e) Neither Parent, its Subsidiaries nor the SpinCo Entities are under any obligation whether written or otherwise, to develop any Intellectual Property for any third party (except for (i) enhancements, modifications, adaptations or improvements for customers in the ordinary course of business or (ii) pursuant to joint venture or joint development Contracts);

(f) Since the Applicable Date, all employees and independent contractors of a Parent Entity or SpinCo Entity who have contributed to, developed, authored, or conceived any SpinCo Intellectual Property have executed a valid and enforceable agreement that protects the confidential information of the SpinCo Entities and assigns to a Parent Entity or the applicable SpinCo Entity exclusive ownership of such SpinCo Intellectual Property, to the extent such SpinCo Intellectual Property is not otherwise assigned to such Parent Entity or SpinCo Entity, as applicable, pursuant to applicable Law;

(g) In the past six (6) years, (i) the operation of the SpinCo Business (including the sale or licensing of the SpinCo Products by the SpinCo Business) has not infringed, misappropriated or otherwise violated, and is not currently infringing, misappropriating or otherwise violating, the Intellectual Property of any other Person, and (ii) no Parent Entity or SpinCo Entity has received any written claim from any other Person alleging the same;

(h) Since the Applicable Date, no Action is pending, or to Parent’s or SpinCo’s Knowledge, threatened in writing, against Parent or the SpinCo Business (x) alleging the infringement, misappropriation or other violation of third-party Intellectual Property by the conduct of the SpinCo Business or (y) challenging the validity, enforceability, ownership or use of any material SpinCo Intellectual Property (other than ordinary course proceedings related to the application for any item of SpinCo Intellectual Property);

(i) To Parent’s or SpinCo’s Knowledge, no Person is infringing, misappropriating or otherwise violating any SpinCo Intellectual Property;

(j) Since the Applicable Date, Parent and its Subsidiaries have taken commercially reasonable actions and have implemented reasonable policies and procedures designed to maintain and protect the SpinCo Intellectual Property, including the secrecy, confidentiality and value of all trade secrets and confidential information included in the SpinCo Intellectual Property therein. No SpinCo Entity has disclosed or provided access to, or has a duty or obligation (whether present, contingent or otherwise) to disclose or provide access to, any confidential SpinCo Intellectual Property (including proprietary source code) to any third party other than pursuant to a valid, written, and, to Parent’s or SpinCo’s Knowledge, enforceable confidentiality agreement entered into in the ordinary course of business, pursuant to which such third party agrees to protect such confidential information, and no SpinCo Entity has, to Parent’s or SpinCo’s Knowledge, received or otherwise been provided any trade secrets or other confidential information of any Person in violation of any obligation of confidentiality;

(k) The SpinCo Entities own, lease, license, or otherwise have the right to use all IT Assets necessary for the operation of the SpinCo Business as currently conducted (“SpinCo IT Assets”), and such IT Assets are sufficient for the operation of the SpinCo Business as it is currently conducted;

(l) Parent and its Subsidiaries have taken commercially reasonable measures designed to protect: (i) any Personal Data collected, stored, used, disclosed, transmitted, processed or disposed of by, or on behalf of, the SpinCo Business; and (ii) the integrity, operation and security of the SpinCo IT Assets that are owned or controlled by a Parent Entity or SpinCo Entity, including by maintaining commercially reasonable disaster recovery and business continuity plans;

(m) Since the Applicable Date, there has been no Security Breach nor failures of the SpinCo IT Assets that have not been remedied or replaced in all material respects; and

(n) Parent and its Subsidiaries comply and, since the Applicable Date, have been in compliance with all applicable Privacy Requirements, and neither Parent nor its Subsidiaries have been the target of any Action, including by any Governmental Authority, in relation to any Security Breach or Privacy Requirement since the Applicable Date. The transaction contemplated by this Agreement will not result in any material violations of any Privacy Requirements.

SECTION 5.16. Insurance. The SpinCo Entities are, as of the date hereof, covered by insurance policies and self-insurance programs and arrangements of Parent that (a) are in full force and effect, (b) to the Knowledge of Parent, have been issued by licensed insurers and (c) are sufficient for compliance with all applicable Laws and Contracts to which a SpinCo Entity is a party or by which it is bound and as is customary in the industries in which the SpinCo Entities operate. All premiums due and payable under such insurance policies and self-insurance programs and arrangements have been paid, and no notice of cancellation or termination has been received with respect to any such insurance policies, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

SECTION 5.17. Takeover Statutes. The SpinCo Board has taken all necessary action to exempt this Agreement, the other Transaction Documents and the transactions contemplated hereby (including the Merger) and thereby from the restrictions set forth in Section 203 of the DGCL. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation, including Section 203 of the DGCL (each, a “Takeover Statute”) or any anti-takeover provision in Parent’s or SpinCo’s Organizational Documents is applicable to the Merger or the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents.

SECTION 5.18. Brokers and Finders. Other than Morgan Stanley (the Expenses of which will be paid by Parent), no agent, broker, finder, investment banker, financial advisor or other similar Person is entitled to any brokerage fee, finders’ fee or other similar fee or commission for which Merger Partner, Merger Sub, the Surviving Corporation or any SpinCo Entity would be liable in connection with this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby based on arrangements made by or on behalf of Parent or its Affiliates.

SECTION 5.19. Sufficiency of the SpinCo Assets. At the Closing, after giving effect to the Restructuring (and subject to the execution and delivery of the Confirmation of Intellectual Property Assignment, each Local Transfer Agreement, any necessary third-party consents, and each other agreement or instrument executed by one or more members of the Parent Group and one or more members of the SpinCo Group for the purpose of transferring or conveying equity interests, Assets or Liabilities in order to effect the transactions contemplated by the Separation and Distribution Agreement), and taking into account the Royal Precision Equity Interests and together with the services available under the Transition Services Agreement and the rights granted pursuant to the other Transaction Documents, the SpinCo Assets constitute and will constitute, in all material respects, all of the assets, rights and properties used in or necessary for the conduct of the SpinCo Business immediately following the Closing in substantially the same manner as conducted as of the date hereof and as of immediately prior to the Closing by Parent and its Subsidiaries; provided, however, that nothing in this Section 5.19 shall be deemed to constitute a representation or warranty as to (x) infringement, misappropriation or other violation of Intellectual Property or (y) any service or functions expressly excluded from services to be provided under the Transition Services Agreement as listed on Schedule E thereto.

SECTION 5.20. Affiliate Matters. Except for (a) Contracts relating to employment and labor matters set forth on Section 5.11(a) of the SpinCo Disclosure Letter, (b) Contracts set forth on Section 5.20 of the SpinCo Disclosure Letter, (c) Contracts that by the terms of the Separation and Distribution Agreement or any other Transaction Document are contemplated to survive after the Distribution Time, (d) Contracts that would be Parent Liabilities and (e) Contracts that will be solely between or among the SpinCo Entities upon completion of the Restructuring, no SpinCo Entity is party to any SpinCo Affiliate Contract that would be material to the SpinCo Business, taken as a whole.

SECTION 5.21. Proxy Statement; SpinCo Registration Statements. None of the information regarding any of the Parent Entities (including the SpinCo Entities), the SpinCo Business, or the transactions contemplated by this Agreement or the Transaction Documents provided by Parent, SpinCo or any other Parent Entity (including the SpinCo Entities) specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the SpinCo Registration Statements or the documents relating to the Distribution that are filed with the SEC or distributed to Parent stockholders (the “Distribution Documents”) will, in the case of the definitive Proxy Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the definitive Proxy Statement and the Distribution Documents and any amendment or supplement thereto, or, in the case of the SpinCo Registration Statements, at the time such registration statement becomes effective, at the Distribution Date or on the settlement date of the Exchange Offer (if applicable) or at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The SpinCo Registration Statements will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Parent or SpinCo with respect to information provided by Merger Partner specifically for inclusion in, or incorporation by reference into, the SpinCo Registration Statements.

SECTION 5.22. Financing. As of the date of this Agreement, (a) the Debt Commitment Letter has been duly executed and delivered by SpinCo (or, if applicable, any of SpinCo’s Subsidiaries party thereto) and has not been amended, restated, amended and restated, supplemented, waived or otherwise modified in any respect and, to the Knowledge of Parent and SpinCo, no such amendment, waiver or modification is contemplated (other than amendments or modifications to the Debt Commitment Letter solely (i) to add lenders, lead arrangers, bookrunners, syndication agents and similar entities or (ii) in connection with the implementation of any “market flex” provisions contained in the Debt Commitment Letter), (b) to Parent’s and SpinCo’s Knowledge, the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect (other than as permitted in the immediately preceding clause (a)(i)) and (c) the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of SpinCo (or, if applicable, any SpinCo Subsidiary party thereto) and, to Parent’s and SpinCo’s Knowledge, the other parties thereto (other than Merger Partner), enforceable against SpinCo (or, if applicable, any SpinCo Subsidiary party thereto), and to Parent’s and SpinCo’s Knowledge, each of the other parties thereto (other than Merger Partner) in accordance with its terms, except insofar as such enforceability is subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, except for the Debt Commitment Letter, to Parent’s and SpinCo’s Knowledge there are no side letters or other Contracts to which SpinCo or any of its Affiliates is a party containing conditions precedent to or otherwise relating to any portion of the funding of the Financing, other than as expressly set forth in the Debt Commitment Letter. As of the date of this Agreement, no event has occurred or circumstance exists, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of SpinCo, its Affiliates or, to Parent’s and SpinCo’s Knowledge, any other party to the Debt Commitment Letter (other than Merger Partner), under the Debt Commitment Letter, or, to Parent’s and SpinCo’s Knowledge, would result in any portion of the Financing being unavailable or delayed.

SECTION 5.23. Product Liability. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (a) since the Applicable Date, no SpinCo Entity nor, with respect to the SpinCo Business, any Parent Entity has received written or, to Parent’s or SpinCo’s Knowledge, oral notice of, or has been a party or subject to, any Action relating to bodily or personal injury, death, or property or economic damages, any Action for punitive or exemplary damages, any Action for contribution or indemnification, or any Action for injunctive relief, in each such case, in connection with any SpinCo Product or any service provided by any SpinCo Entity or any Parent Entity with respect to the SpinCo Business, (b) no SpinCo Entity nor, with respect to the SpinCo Business, any Parent Entity has been required to file any notification or other report with, or provide information to, any Governmental Authority or product safety standards group concerning actual or potential defects or hazards with respect to any SpinCo Product manufactured, modified, maintained, marketed, sold or distributed in connection with the SpinCo Business, (c) since the Applicable Date, no SpinCo Entity nor, with respect to the SpinCo Business, any Parent Entity has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, or other notice or action to wholesalers, distributors, retailers or customers relating to an alleged lack of safety, efficacy or regulatory compliance of any SpinCo Product, or is currently considering initiating, conducting or issuing any recall of any SpinCo Product, and (d) no SpinCo Entity nor, with respect to the SpinCo Business, any Parent Entity has committed any act or omission that would reasonably be expected to result in, and no facts or circumstances exist that would reasonably be expected to give rise to, (i) any product liability, whether or not covered by insurance or any third-party indemnity, or (ii) any costs to cure any breach of warranty or failure to meet or exceed product or service specifications.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF MERGER PARTNER

Except (i) as set forth in the publicly available Merger Partner Reports filed with or furnished to the SEC on or after the Applicable Date and prior to the date hereof (excluding, in each case, any disclosures (other than statements of historical fact) contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature); provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is readily apparent on its face, or (ii) as set forth in the corresponding sections or subsections of the Merger Partner Disclosure Letter (it being agreed that, for purposes of the representations and warranties set forth in this Article VI, disclosure of any item in any section or subsection of the Merger Partner Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Merger Partner hereby represents and warrants to Parent, SpinCo and Merger Sub as of the date hereof and as of the Closing Date that:

SECTION 6.1. Organization, Good Standing and Qualification.

(a) Merger Partner is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization.

(b) Each Subsidiary of Merger Partner is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and Merger Partner and each Subsidiary of Merger Partner has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and is duly licensed and qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such licensing or qualification, except where the failure to be so organized, licensed or qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, individually or in the aggregate, have not resulted, and would not reasonably be expected to result, in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(c) Section 6.1(c) of the Merger Partner Disclosure Letter contains a complete and correct list of each jurisdiction where Merger Partner and any of its Subsidiaries that would be a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X promulgated pursuant to the Exchange Act are organized. Merger Partner has made available to Parent true and complete copies of the Organizational Documents of Merger Partner as in effect on the date hereof.

SECTION 6.2. Capital Structure.

(a) The authorized capital stock of Merger Partner consists of 500,000,000 shares, consisting of (i) 450,000,000 shares of Merger Partner Common Stock, and (ii) 50,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”), of which (x) 107,574,701 shares of Merger Partner Common Stock were outstanding and (y) no shares of Preferred Stock were outstanding, in each case, as of the close of business on June 9, 2026. No shares of Merger Partner Common Stock are held by any Subsidiary of Merger Partner. All of the outstanding shares of Merger Partner Common Stock have been duly authorized, validly issued, fully paid and nonassessable. As of June 9, 2026, other than 6,776,633 shares of Merger Partner Common Stock reserved for issuance under the Merger Partner Stock Plans, Merger Partner has no shares of Merger Partner Common Stock reserved for issuance. Each of the outstanding shares of capital stock or other securities of each of Merger Partner’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Merger Partner or by a direct or indirect wholly owned Subsidiary of Merger Partner, free and clear of any Lien other than those arising under its Organizational Documents or applicable securities Laws. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate Merger Partner or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Merger Partner or any of its Subsidiaries or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Merger Partner or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any shares of Merger Partner Common Stock in accordance with the terms of the Merger Partner Stock Plans, such shares of Merger Partner Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. Merger Partner does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Merger Partner on any matter.

(b) Section 6.2(b) of the Merger Partner Disclosure Letter contains a complete and correct list of all outstanding Merger Partner Equity Awards held by a Merger Partner Service Provider under the Merger Partner Stock Plan as of June 9, 2026, including the number of shares of Merger Partner Common Stock subject to each Merger Partner Equity Award (at target and maximum performance) and the date of grant, vesting schedule (including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment following consummation of the Merger) and, where applicable, exercise price with respect to each Merger Partner Equity Award.

(c) Section 6.2(c) of the Merger Partner Disclosure Letter sets forth (i) each of Merger Partner’s Subsidiaries and the ownership interest of Merger Partner in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary, and (ii) Merger Partner’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person.

SECTION 6.3. Corporate Authority; Approval and Fairness.

(a) Merger Partner has authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and to consummate the transactions contemplated hereby and thereby, subject, in the case of the Merger, only to the adoption of this Agreement and approval of the Merger by Merger Partner by the affirmative vote of holders of a majority of the outstanding shares of Merger Partner Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Merger Partner Stockholder Approval”). The execution and delivery by Merger Partner of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by Merger Partner of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on their part. Except for the Merger Partner Stockholder Approval, no other corporate action on the part of Merger Partner is necessary to authorize this Agreement or the Transaction Documents to which Merger Partner is or will be a party at the Effective Time or to consummate the transactions contemplated hereby or thereby. Each of this Agreement and the Transaction Documents to which Merger Partner is or will be a party at the Effective Time has been or will be duly and validly executed and delivered by them and (assuming that each of this Agreement and the applicable Transaction Documents to which Merger Partner is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Parent, SpinCo and Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of Merger Partner, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Merger Partner Board has (i) unanimously (A) approved and declared advisable this Agreement, the Transaction Documents and the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, upon the terms and conditions set forth in this Agreement and the Transaction Documents, (B) determined that this Agreement, the Transaction Documents and the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, are fair to, and in the best interests of, Merger Partner and the holders of Merger Partner Common Stock and (C) resolved to recommend that the holders of shares of Merger Partner Common Stock adopt this Agreement and approve the Merger (the “Merger Partner Recommendation”), (ii) directed that the adoption of this Agreement and approval of the Merger be submitted to the holders of shares of Merger Partner Common Stock for their approval and (iii) received the oral opinion of its financial advisor Goldman Sachs & Co. LLC, to be subsequently confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders (other than Parent and its affiliates) of Merger Partner Common Stock, a copy of which written opinion will be delivered to Parent.

SECTION 6.4. Governmental Filings; No Violations; Certain Contracts.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to, in compliance with or required to be made under, (i) the DGCL, (ii) the Securities Act and the Exchange Act, (iii) the HSR Act, (iv) the rules and regulations of the NYSE, (v) the state securities, takeover and “blue sky” Laws and (vi) those set forth in Section 6.4(a) of the Merger Partner Disclosure Letter (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations contemplated by the foregoing clauses (i) through (vi), the “Merger Partner Approvals”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by Merger Partner from, or to be given by Merger Partner to, or to be made by Merger Partner with, any Governmental Authority, in connection with the execution, delivery and performance by Merger Partner of this Agreement and the Transaction Documents to which it is, or will be a party to as of the Effective Time and the consummation of the Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of Merger Partner and its Subsidiaries after the Effective Time, except those the failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to, or in connection with, in compliance or required to be made with, (i) the Merger Partner Stockholder Approval and (ii) except for those set forth in Section 6.4(b) of the Merger Partner Disclosure Letter (such filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations in clauses (i) and (ii), the “Merger Partner Third-Party Consents”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations that are related to or used in connection with the businesses or any of the operations of Merger Partner or its Subsidiaries, as currently conducted, are required to be obtained by Merger Partner or any of its Subsidiaries from, or to be given by Merger Partner or any of their Subsidiaries to, or to be made by Merger Partner or any of its Subsidiaries with, any Person that is not a Governmental Authority in connection with the execution, delivery and performance by Merger Partner of this Agreement and the Transaction Documents to which Merger Partner is or will be party to as of the Effective Time and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, or in connection with the continuing operation of the business of Merger Partner and its Subsidiaries after the Effective Time, except those failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(c) The execution, delivery and performance by Merger Partner of this Agreement and the Transaction Documents to which each is or will be a party as of the Effective Time do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Merger Partner or any Subsidiaries of Merger Partner, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of Merger Partner or any of its Subsidiaries pursuant to any Contract binding upon Merger Partner or any of such Subsidiaries or, assuming (solely with respect to performance of this Agreement and the Transaction Documents and consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents) compliance with the matters referred to in Section 6.4(a) and receipt of all Merger Partner Third-Party Consents, under any applicable Law to which Merger Partner or any of its Subsidiaries is subject, (iii) any change in the rights or obligations of any party under any Contract legally binding upon Merger Partner or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the assets of Merger Partner or any of its Subsidiaries; except, in the case of clauses (ii), (iii) or (iv) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

SECTION 6.5. Merger Partner Reports; Financial Statements.

(a) Merger Partner has filed with or furnished to, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required by it to be filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, certifications, reports and other documents filed or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date hereof and prior to the Effective Time, including any amendments thereto, the “Merger Partner Reports”). Each of the Merger Partner Reports, at the time of its filing with or being furnished to the SEC, complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act applicable to the Merger Partner Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Merger Partner Reports did not, and any Merger Partner Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Since the Applicable Date, neither Merger Partner nor any of its Subsidiaries has consummated any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act. None of the Subsidiaries of Merger Partner are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) Merger Partner is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), or the rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither Merger Partner nor any of its Affiliates has made, arranged or modified (in any material respect) any extensions of credit in the form of a personal loan to any executive officer or director of Merger Partner.

(c) Merger Partner has established and maintains a system of internal controls and procedures that complies in all material respects with applicable Law (including, without limitation, disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act with respect to Merger Partner and its Subsidiaries). Such internal controls and procedures are effective to ensure that all information required to be disclosed by Merger Partner is reported on a timely basis to the individuals responsible for the preparation of Merger Partner’s filings with the SEC and other public disclosure documents. Merger Partner’s management has completed an assessment of the effectiveness of Merger Partner’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2025, and such assessment concluded that such internal control system was effective. Merger Partner’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Merger Partner maintained effective internal control over financial reporting as of December 31, 2025. Merger Partner’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Merger Partner, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Merger Partner are being made only in accordance with authorizations of management and directors of Merger Partner and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Merger Partner’s assets that could have a material effect on its financial statements.

(d) There are no, and since the Applicable Date there have been no, (i) significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Merger Partner’s ability to record, process, summarize and report financial information and (ii) fraud, whether or not material, that involves management or other employees who have a significant role in Merger Partner’s internal control over financial reporting.

(e) Each of the consolidated balance sheets included in or incorporated by reference into the Merger Partner Reports (including the related notes and schedules) fairly presents in all material respects the financial position, results of operations and cash flows of Merger Partner and its consolidated Subsidiaries as of its date and each of the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows included in, or incorporated by reference into, the Merger Partner Reports (including any related notes and schedules) fairly presents in all material respects the financial position, results of operations and cash flows of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect in accordance with GAAP consistently applied during the periods involved, except as may be noted therein).

(f) None of Merger Partner and its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K promulgated by the SEC) that is material to Merger Partner and its Subsidiaries, taken as a whole. No member of the Merger Partner Group has incurred any indebtedness, or issued or sold any debt securities or rights to acquire any debt security of any other member of the Merger Partner Group, the terms of which require the public listing of such indebtedness, debt securities or rights or the maintenance by such member of the Merger Partner Group of registration under the Exchange Act.

SECTION 6.6. Absence of Certain Changes.

(a) Except as expressly contemplated by this Agreement and the Transaction Documents, since December 31, 2025, Merger Partner and its Subsidiaries have (i) conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practice and (ii) not taken any action that would require the consent of Parent or SpinCo after the date hereof pursuant to Section 7.1(a)(ii), Section 7.1(a)(iv), Section 7.1(a)(v), Section 7.1(a)(vii), Section 7.1(a)(viii), Section 7.1(a)(ix), Section 7.1(a)(xii), and Section 7.1(a)(xviii).

(b) Since December 31, 2025, there has not been any change, event, occurrence, state of facts, condition, circumstance or effect that, individually or in the aggregate with such other changes, events, occurrences, state of facts, conditions, circumstances or effects, has resulted in or would reasonably be expected to result in a Merger Partner Material Adverse Effect.

SECTION 6.7. Litigation and Liabilities.

(a) There are no, and since the Applicable Date there has been no, Action pending or, to Merger Partner’s Knowledge, threatened against Merger Partner or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole. Neither Merger Partner nor any of its Subsidiaries is a party to or subject to the provisions of any Governmental Order that restricts in any material respect the manner in which Merger Partner and its Subsidiaries conduct their businesses, that otherwise is material to Merger Partner and its Subsidiaries or that would, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b) Except (i) as reflected or reserved for in Merger Partner’s most recent consolidated balance sheet (including the related notes and schedules thereto) included in the Merger Partner Reports filed prior to the date hereof, (ii) for obligations or liabilities incurred in the ordinary course of business consistent with past practice since the date of such consolidated balance sheet (other than liabilities for breaches of contract, breach of warranty, tort or violation of applicable Law or Action), (iii) liabilities and obligations arising out of or in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, or (iv) liabilities and obligations that would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect, neither Merger Partner nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, matured, unmatured, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Merger Partner.

SECTION 6.8. Compliance with Laws; Licenses; Anti-Corruption Laws; Import and Export Laws.

(a) Since the Applicable Date, the businesses of Merger Partner and its Subsidiaries have not been, and are not being, conducted in violation of any Laws or Permits, in each case, except for violations that, individually or in the aggregate, have not resulted and would not reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b) Each of Merger Partner and its Subsidiaries has obtained and is in compliance with all Permits necessary to conduct its business as presently conducted (the “Merger Partner Licenses”), except those the absence of which, individually or in the aggregate, have not resulted and would not reasonably be expected to result in a Merger Partner Material Adverse Effect. The operation of the business of Merger Partner and its Subsidiaries as presently conducted is not, and has not been since the Applicable Date, in violation of, nor is Merger Partner or its Subsidiaries in default or violation under, any Merger Partner License, and, to Merger Partner’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material term, condition or provision of any Merger Partner License, except where such default or violation of such Merger Partner License, individually or in the aggregate, has not resulted and would not reasonably be expected to result in a Merger Partner Material Adverse Effect. There are no Actions pending or, to Merger Partner’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any Merger Partner License, except where such revocation, cancellation or adverse modification would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect. Since the Applicable Date, neither Merger Partner nor any of its Subsidiaries has received any notice or communication of any noncompliance or alleged noncompliance with any Merger Partner Licenses, except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect.

(c) Since the Applicable Date, (i) none of Merger Partner, its Subsidiaries or any Person associated with or acting on behalf of Merger Partner or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof has granted, paid, offered or promised to grant, pay, or authorized or ratified the granting of payment, directly or indirectly, of any rebates, monies or anything of value to any Government Official or any political party or candidate for political office, or to any other Person under circumstances where Merger Partner, any of its Subsidiaries, or any Person associated with or acting on behalf of Merger Partner or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, knew or had reason to know that all or a portion of such rebates, monies or things of value would be offered, promised, or given, directly or indirectly, to any Government Official, for the purpose of

(A) influencing any act or decision of such Government Official in his or her official capacity; (B) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty; (C) securing any improper advantage or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist Merger Partner, any of its Subsidiaries or any Person associated with or acting on behalf of Merger Partner or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, in obtaining or retaining business for or with, or directing business to, any Person or to secure any other improper benefit or advantage, (ii) Merger Partner, its Subsidiaries and each Person associated with or acting on behalf of Merger Partner or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, have complied with the Anti-Corruption Laws and (iii) Merger Partner and its Subsidiaries (A) have instituted policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws in all material respects, (B) have maintained such policies and procedures in full force and effect, (C) have not been subject to any pending Actions or, to Merger Partner’s Knowledge, threatened with any Actions that alleges any material violation of any of the Anti-Corruption Laws, (D) have not received from any Governmental Authority or any other Person any notice, inquiry or internal or external allegation, (E) have not made a voluntary or involuntary disclosure to a Governmental Authority and (F) have not conducted any internal investigation or audit, in each case of clauses (D) through (F), concerning any actual or potential violation or wrongdoing in respect of any of the Anti-Corruption Laws.

(d) Since the Applicable Date, Merger Partner and its Subsidiaries, and, to Merger Partner’s Knowledge, any Person associated with or acting on behalf of the Merger Partner or its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof have at all times conducted their export and import and related transactions in material compliance with all applicable Import and Export Laws or U.S. anti-boycott Laws.

(e) Since the Applicable Date, none of Merger Partner and its Subsidiaries, nor, to Merger Partner’s Knowledge, any Person associated with or acting on behalf of the Merger Partner or its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof has engaged in nor is now knowingly engaging in, any unlawful dealings or transactions with (i) any Person that at the time of the dealing or transaction is or was the subject or the target of sanctions administered by OFAC or (ii) any Person in Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic” regions of Ukraine.

(f) Without limiting the foregoing subsections (d) and (e), there have been no Actions, there are no pending Actions and, to Merger Partner’s Knowledge, there are no threatened Actions, by any Governmental Authority of potential violations against Merger Partner or any of its Subsidiaries with respect to compliance with Import and Export Laws.

(g) None of Merger Partner and its Subsidiaries is subject to any corporate integrity agreement, deferred prosecution agreement, monitoring agreement or consent decree with or imposed by any Governmental Authority, and to Merger Partner’s Knowledge (i) the imposition of any such agreement or decree is not currently pending, and (ii) none of Merger Partner and its Subsidiaries has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

SECTION 6.9. Merger Partner Material Contracts.

(a) Except for this Agreement and the Transaction Documents and except for the Contracts set forth in Section 6.9 of the Merger Partner Disclosure Letter, as of the date hereof, none of Merger Partner or its Subsidiaries is a party to or bound by any Contract (or, in each case, any group of related Contracts with respect to a single transaction or series of related transactions):

(i) that would be required to be filed by Merger Partner as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) for the purchase of products or raw materials or the receipt of services pursuant to Contracts relating to (A) indirect procurement, (B) information technology services or systems, (C) direct materials supply arrangements or (D) logistics, transportation or warehousing services, that constitute one of the twenty (20) largest such Contracts of Merger Partner, measured by aggregate spend of Merger Partner and its Subsidiaries for the calendar year ended December 31, 2025;

(iii) for the sale of products or services pursuant to Contracts (A) in Merger Partner’s Light Vehicle segment, that constitute Contracts for one of the twenty (20) largest programs of the Light Vehicle segment, measured by aggregate revenues received by Merger Partner and its Subsidiaries for the calendar year ended December 31, 2025 and (B) in Merger Partner’s Commercial Vehicle segment, that constitute Contracts for one of the five largest customers of the Commercial Vehicle segment, measured by aggregate revenues received by Merger Partner and its Subsidiaries for the calendar year ended December 31, 2025;

(iv) that (A) purports to limit in any respect either the type of business in which Merger Partner or any of its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, (B) requires (or grants any right that would, if exercised, require) the disposition of any material assets or material line of business of Merger Partner or any of its Subsidiaries (taken as a whole), (C) grants “most favored nation” status or contains “exclusivity,” requirements obligations or similar provisions that would purport to apply to Merger Partner or any of its Subsidiaries, or (D) includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person, in each case of (A), (C) and (D), that are material to Merger Partner and its Subsidiaries, and other than distribution agreements;

(v) relating to the acquisition or disposition of any business, product line, equity interests or a material amount of assets (whether by merger, sale of stock, sale of assets or otherwise) for total consideration (including assumption of debt and any indemnification, earn-out, deferred or contingent payment obligations) in excess of $10,000,000 pursuant to which any potential indemnification, earn-out, deferred or contingent payment obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties for which no claims have been made) or otherwise survive as of the date hereof;

(vi) creating any material partnership, joint venture, profit sharing, joint development, strategic alliance or other similar agreement or arrangement;

(vii) between Merger Partner or any of its Subsidiaries, on the one hand, and any director or officer of Merger Partner or any Person beneficially owning five percent (5%) or more of the outstanding shares of Merger Partner Common Stock or any of their respective Affiliates (other than Merger Partner and its Subsidiaries), on the other hand;

(viii) relating to or evidencing indebtedness for borrowed money or the deferred purchase price of property (in either case, whether or not incurred, assumed, guaranteed or secured by any asset), in either case, in excess of $10,000,000;

(ix) that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Merger Partner or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of any assets material to Merger Partner and its Subsidiaries, taken as a whole;

(x) evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements or brokerage statements or similar Contract, in each case that require payments in amounts in excess of $5,000,000;

(xi) (A) that grants an inbound or outbound license to, right to use, or covenant not to sue with respect to, Intellectual Property, which license, right to use or covenant not to sue would, individually or in the aggregate, reasonably be expected to be material to Merger Partner and its Subsidiaries, taken as a whole, in each case, excluding non-exclusive licenses (1) granted to Merger Partner or any of its Subsidiaries or in respect of the Merger Partner’s or its Subsidiaries’ businesses or for commercially available Software or Open Source Software, (2) granted by or to Merger Partner or any of its Subsidiaries that do not involve the payment or receipt of royalties or other amounts of more than $20,000,000 annually, (3) in nondisclosure agreements that do not contain any licenses of Intellectual Property other than limited rights to use confidential information for the purposes stated therein, (4) in Contracts with customers, employees, consultants, contractors, distributors, contract manufacturers, suppliers or service providers entered in the ordinary course of business, or (5) that are incidental to the primary purpose of the applicable Agreement or constitute feedback licenses; (B) that provide for the divestiture of any material Merger Partner Owned Intellectual Property which divestiture would, individually or in the aggregate, reasonably be expected to be material to Merger Partner and its Subsidiaries, taken as a whole; or (C) that restrict the ability of Merger Partner or any of its Subsidiaries to own, transfer, use, license or disclose any material Merger Partner Owned Intellectual Property, in each case, which restriction would, individually or in the aggregate, reasonably be expected to be material to Merger Partner and its Subsidiaries, taken as a whole;

(xii) that prohibits the payment of dividends or distributions in respect of the capital stock of Merger Partner or any of its Subsidiaries, the pledging of the capital stock of Merger Partner or any of its Subsidiaries or the incurrence of indebtedness for borrowed money or guarantees by Merger Partner or any of its Subsidiaries; or

(xiii) any settlement, conciliation or similar Contract relating to any actual or threatened Action (including any disputes with commercial parties) entered into since the Applicable Date that had a value at the time of such Contract in excess of $10,000,000 or pursuant to which Merger Partner or any of its Subsidiaries has material ongoing obligations after the Closing.

Each such Contract described in subsections (i) through (xiii) of this Section 6.9 and each Contract set forth in Section 6.9 of the Merger Partner Disclosure Letter (which schedule shall not require the listing of any Merger Partner Material Contract that is a purchase order or statement of work) is referred to herein as a “Merger Partner Material Contract.”

(b) A complete and correct copy of each Merger Partner Material Contract (other than any applicable purchase order or statement of work) has been made available to Parent in an electronic data room prior to the date hereof. Each of the Merger Partner Material Contracts is valid and binding on Merger Partner or its Subsidiaries, as the case may be, and, to Merger Partner’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect or enforceable as would not, or would not reasonably be expected to, individually or in the aggregate, result in a Merger Partner Material Adverse Effect. There exists no breach or event of default with respect to any Merger Partner Material Contracts on the part of Merger Partner or its Subsidiaries or, to Merger Partner’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by Merger Partner or its Subsidiaries or, to Merger Partner’s Knowledge, any other party thereto, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect. As of the date hereof, no party to any Merger Partner Material Contract has exercised any termination rights with respect thereto (or provided written notice of intent to exercise such termination rights or written notice that such party intends to adversely amend, modify or elect not to renew or perform such Merger Partner Material Contract) or has given written notice of any material dispute with respect to any Merger Partner Material Contract, except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect.

(c) As of the date hereof, none of the top twenty (20) vendors or suppliers (by aggregate spend), the top twenty (20) customers (by revenue) or the top twenty (20) distributors (by revenue), in each case, of Merger Partner and its Subsidiaries for the calendar year ended December 31, 2025 has (i) expressed in writing to Merger Partner or any of its Subsidiaries its intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with Merger Partner or any of its Subsidiaries or (ii) given written notice of any material breach under any Contract with such vendor, supplier, customer or distributor.

SECTION 6.10. Real Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Entities, (i) Merger Partner or one of its Subsidiaries, as applicable, has good and marketable indefeasible fee simple (or jurisdictionally comparable) title to the Merger Partner Owned Real Property, free and clear of any Lien other than Permitted Liens, and (ii) there are no outstanding options or rights of first refusal to purchase the Merger Partner Owned Real Property, or any portion of the Merger Partner Owned Real Property or interest therein, (iii) Merger Partner has not granted to any Person (other than one of its Subsidiaries) the right to use or occupy any Merger Partner Owned Real Property, (iv) no Merger Partner Entity is in breach or default under any restrictive or other covenant encumbering any Merger Partner Owned Real Property, and (v) no event has occurred that with the lapse of time or the giving of notice or both would constitute such a default by any Merger Partner Entity under any such restrictive covenants or easements. There are no parties other than Merger Partner or its Subsidiaries in possession of the Merger Partner Owned Real Property. The Merger Partner Owned Real Property and all buildings, structures, improvements, and fixtures located thereon have been maintained in accordance with normal industry practice, are in good operating condition and repair, and are suitable for the purposes for which they are currently used, except as would not, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Entities, taken as a whole.

(b) With respect to the Merger Partner Leased Real Property, (i) Merger Partner or one of its Subsidiaries, as applicable, has a valid leasehold or subleasehold interest in the Merger Partner Leased Real Property, free and clear of any Lien other than the Permitted Liens, and the agreements for such property are valid, legally binding, enforceable and in full force and effect in accordance with their terms, (ii) no Merger Partner Entity, or to the Knowledge of Merger Partner, any third party is in breach of or default under such agreement, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any Merger Partner Entity, or to the Knowledge of Merger Partner, any third party or permit termination, modification or acceleration by any third party thereunder, (iii) no Merger Partner Entity has subleased, assigned, licensed, transferred or conveyed any interest in such leasehold or subleasehold interest, and (iv) there are no Contracts or written concessions granting to any Person other than a Merger Partner Entity the right to use or occupy any material Merger Partner Leased Real Property, in each case except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner and its Subsidiaries to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole. The Merger Partner Leased Real Property and all buildings, structures, improvements, and fixtures located on the Merger Partner Leased Real Property are suitable for the purposes for which they are currently used, except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Merger Partner Material Adverse Effect, the Merger Partner Entities own good and valid title to, or hold a valid leasehold interest in, all of the tangible personal property used by them in the conduct of the Merger Partner business, free and clear of all Liens, except for Permitted Liens.

(d) Neither Merger Partner nor any of its Subsidiaries has received any notice of any pending or threatened condemnation of any Merger Partner Owned Real Property or any Merger Partner Leased Real Property by any Governmental Authority, nor, to Merger Partner’s Knowledge, are there any public improvements or re-zoning measures proposed or in progress, in each case, that would reasonably be expected to result in a Merger Partner Material Adverse Effect.

(e) The Merger Partner Owned Real Property, the Merger Partner Leased Real Property, all buildings, structures, improvements, fixtures and all tangible personal property constituting an asset of Merger Partner (excluding, for the avoidance of doubt, Intellectual Property) have been maintained in accordance with normal industry practice and are in good operating condition and repair (ordinary wear and tear excepted) and are suitable for the purposes for which they are presently used, except as would not reasonably be expected to have, individually or in the aggregate, a Merger Partner Material Adverse Effect.

SECTION 6.11. Employee Benefits.

(a) Section 6.11(a) of the Merger Partner Disclosure Letter sets forth a complete and correct list of each material Benefit Plan and separately identifies each material Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (a “Merger Partner Non-U.S. Benefit Plan”).

(b) With respect to each Benefit Plan required to be scheduled on Section 6.11(a) of the Merger Partner Disclosure Letter, Merger Partner, prior to the date hereof, has made available to Parent, to the extent applicable, complete and correct copies of (i) the Benefit Plan document, including any amendments or supplements thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Authority received in the last three years with respect to such Benefit Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect, (i) each Benefit Plan (including any related trusts), other than Merger Partner Non-U.S. Benefit Plans, has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by Merger Partner or any Subsidiary with respect to each Benefit Plan have been paid or, to the extent required under GAAP, accrued in accordance with GAAP and (iii) there are no pending or, to Merger Partner’s Knowledge, threatened claims (other than routine claims for benefits) or Actions by a Governmental Authority by, on behalf of or against any Benefit Plan or any trust related thereto.

(d) With respect to each ERISA Plan, Merger Partner, prior to the date hereof, has made available to Parent, to the extent applicable, complete and correct copies of, as applicable, (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto and any amendments or supplements thereto).

(e) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code, has been determined by the IRS to be qualified under Section 401(a) of the Code and, to Merger Partner’s Knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Benefit Plan. With respect to any ERISA Plan, neither Merger Partner nor any Subsidiary of Merger Partner has engaged in a transaction in connection with which Merger Partner or a Subsidiary of Merger Partner reasonably would be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed by either Section 4975 or 4976 of the Code.

(f) Neither Merger Partner nor any Person that is a member of a “controlled group of corporations” (as defined in Section 414(b) of the Code), is under “common control” (as defined in Section 414(c) of the Code), or is a member of the same “affiliated service group” (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with Merger Partner has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any material obligation or liability (including any contingent liability) under, (i) a plan that is subject to Section 412 of the Code or Section 302 or title IV of ERISA or (ii) any Multiemployer Plans, in each case, in the last six years. No Benefit Plan is, and neither Merger Partner nor any Person that is a member of a “controlled group of corporations” (as defined in Section 414(b) of the Code), is under “common control” (as defined in Section 414(c) of the Code), or is a member of the same “affiliated service group” (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with Merger Partner has any liability under, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a Multiple Employer Plan.

(g) With respect to any ERISA Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then-current value of assets of such ERISA Plan or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the financial statements of Merger Partner, (iii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation and ordinary claims for benefits) under Title IV of ERISA has been, or is expected to be, incurred by Merger Partner, (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such ERISA Plan and Merger Partner has not received notice from the Pension Benefit Guaranty Corporation of its intent to terminate a plan or appoint a trustee, (v) no application for a waiver of premiums is pending with the Pension Benefit Guaranty Corporation, (vi) except as would not reasonably be expected to be material to Merger Partner, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred and (vii) neither Merger Partner nor any of its Subsidiaries has engaged in a transaction a principal purpose of which was to evade liability under ERISA as contemplated by Section 4069 of ERISA.

(h) Except as required by applicable Law, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and neither Merger Partner nor any of its Subsidiaries has any obligation to provide such benefits.

(i) Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in material compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(j) Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated hereby could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of Merger Partner or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting or materially increase the amount of compensation due to any such employee, director, officer, or independent contractor or (iii) directly or indirectly require Merger Partner or any of its Subsidiaries to transfer or set aside any assets to fund any payments or benefits under any Benefit Plan.

(k) Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement or the Transaction Documents could, either alone or in combination with another event, result in the payment of any amount to any current or former employee, director, officer or independent contractor of Merger Partner or any of its Subsidiaries that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(l) Neither Merger Partner nor any of its Subsidiaries has any obligation to provide, and no Benefit Plan or other agreement provides any current or former employee, director, officer or independent contractor of Merger Partner or any of its Subsidiaries with the right to, a gross-up, indemnification, reimbursement, make-whole or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(m) Except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect, (i) all Merger Partner Non-U.S. Benefit Plans comply in all respects with applicable local Law, and all such plans that are intended to be funded or book-reserved are funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions determined by qualified actuaries and (ii) as of the date hereof, there is no pending or threatened litigation relating to Merger Partner Non-U.S. Benefit Plans.

SECTION 6.12. Labor Matters.

(a) Section 6.12(a) of the Merger Partner Disclosure Letter sets forth a complete and correct list of any collective bargaining agreement or other agreement with a labor union, works council, employee representative or other labor organization that represents any employees of Merger Partner or any of its Subsidiaries and that Merger Partner or any of its Subsidiaries is a party to or otherwise bound by (collectively, the “Merger Partner Labor Agreements”). Except as set forth in Section 6.12(a) of the Merger Partner Disclosure Letter, no Merger Partner Entity is party to or bound by any Merger Partner Labor Agreement and none are being negotiated, and there are no other labor-related agreements or arrangements that pertain to any Merger Partner Service Providers. To Merger Partner’s Knowledge, there are no activities or Actions by any individual or group of individuals, including representatives of any labor organizations, trade unions, work councils or labor unions, to organize any Merger Partner employees, and there have been no such activities or Actions since the Applicable Date.

(b) There are no labor unions, trade unions, works councils, employee representatives or other labor organizations that represent Merger Partner employees. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement or the Transaction Documents, either alone or in combination with another event, will not (i) entitle any third party (including any labor union, trade union, works council, employee representative or other labor organization or Governmental Authority) to any payments under any of the Merger Partner Labor Agreements or (ii) require the consent of, or advance notification to, or advance consultation with, any labor union, trade union, works council or labor organization with respect to Merger Partner employees.

(c) There is no, and since the Applicable Date there has been no, material strike, lockout, slowdown, work stoppage, picketing, hand billing, organizing activities, labor arbitration, unfair labor practice charge or other material labor dispute, or Actions or grievance pending or, to Merger Partner’s Knowledge, threatened against Merger Partner or any of its Subsidiaries. Merger Partner and each of its Subsidiaries with respect to employees of Merger Partner or any of its Subsidiaries is in compliance in all material respects with the Merger Partner Labor Agreements.

(d) No Merger Partner Entity has incurred any material liability or obligation under the WARN Act. No mass layoffs or plant closings are currently contemplated, planned or announced.

(e) Except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect, the Merger Partner Entities are, and since the Applicable Date, have been, in material compliance with all applicable Laws, Contracts, policies, plans and programs relating to employment, employment practices, compensation, the classification of employees as exempt/non-exempt, the classification of individuals as employees or independent contractors, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), employee leave, benefits, hours, terms and conditions of employment, and the termination of employment and unemployment insurance, occupational health and safety, employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), workers’ compensation, labor relations, employee trainings and notices, affirmative action and automated employment decision tools and other artificial intelligence.

(f) Each Merger Partner Entity has reasonably investigated all sexual harassment, or other harassment, discrimination, retaliation or policy violation allegations against current or former officers, directors, or Merger Partner Service Providers (i) above the level of Vice President or (ii) that could result in material liability or, if known to the public, would bring Merger Partner or any of its Subsidiaries, taken as a whole, into material disrepute, in each case of clauses (i) and (ii), that have been reported to any Merger Partner Entity or of which any Merger Partner Entity was otherwise aware since the Applicable Date. With respect to each such allegation (except those the applicable Merger Partner Entity reasonably deemed to not have merit), the applicable Merger Partner Entity has taken prompt corrective action reasonably calculated to prevent further improper action and does not expect any material liability with respect to any such matters. To Merger Partner’s Knowledge, there are no such allegations of harassment, retaliation or discrimination against current or former officers, directors or Merger Partner Service Providers (i) above the level of Vice President or (ii) that could result in material liability or, if known to the public, would bring any Merger Partner Entity into material disrepute.

(g) To Merger Partner’s Knowledge, as of the date hereof, no employee of any Merger Partner Entity with annualized base salary at or above $200,000 intends to terminate his or her employment with any Merger Partner Entity prior to the one-year anniversary of the Closing.

(h) To Merger Partner’s Knowledge, no current or former employee or independent contractor of any Merger Partner Entity is in violation of any term of any noncompetition agreement or other material restrictive covenant obligation owed to any Merger Partner Entity or to any third party with respect to such person’s right to be employed or engaged by any Merger Partner Entity, except as would not be material to the Merger Partner Entities, taken as a whole.

SECTION 6.13. Environmental Matters. Except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a Merger Partner Material Adverse Effect or to prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole: (A) Merger Partner and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all, and have not violated any, Environmental Laws, which compliance has included obtaining, maintaining, and complying with all Permits required pursuant to Environmental Law for the occupation of the Merger Partner Owned Real Property or Merger Partner Leased Real Property or the operation of the Merger Partner business; (B) no Merger Partner Owned Real Property or Merger Partner Leased Real Property or any other real property (including soils, groundwater, surface water, buildings or other structures), currently or formerly owned, leased or operated by Merger Partner or any of its Subsidiaries contains any Hazardous Substance under conditions or circumstances or in concentrations that would result in Liability to Merger Partner or any of its Subsidiaries; (C) neither Merger Partner nor any of its Subsidiaries is subject to Liability for any Hazardous Substance present at, under or on any third-party property or is otherwise subject to any Liability regarding any manufacture, distribution, storage, treatment, disposal of or arrangement for the disposal of, transport, handling, or release of, contamination by, or exposure of any person to, any Hazardous Substance, including any product containing any Hazardous Substance; (D) neither Merger Partner nor any of its Subsidiaries has since the Applicable Date received any notice, demand, letter, claim or request for information or is a party to or the subject of any pending or, to Merger Partner’s Knowledge, threatened Actions alleging that Merger Partner or any of its Subsidiaries may be in violation of or subject to Liability under any Environmental Law or regarding any Hazardous Substance; and (E) neither Merger Partner nor any of its Subsidiaries is subject to any Governmental Order or other arrangement with any Governmental Authority, or has assumed any Liability of, or is subject to any indemnity in an agreement with, any third party, in each case relating to currently unresolved or outstanding Liabilities or obligations arising under any Environmental Law or regarding any Hazardous Substance.

SECTION 6.14. Taxes.

(a) Except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a Merger Partner Material Adverse Effect:

(i) Merger Partner and each of its Subsidiaries (A) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and correct, (B) have paid all Taxes whether or not shown as due on such Tax Returns, and have withheld all Taxes that Merger Partner or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, former employee, independent contractor, creditor, stockholder or other third party and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency of Taxes, in each case in writing, which waiver or extension is currently in effect;

(ii) There are no Tax Liens upon any property or assets of Merger Partner or any of its Subsidiaries except Permitted Liens;

(iii) As of the date hereof, (A) no deficiencies for Taxes have been proposed or assessed in writing against or with respect to Merger Partner or any of its Subsidiaries, (B) there are no pending audits, examinations, investigations or other Actions in respect of any Taxes or Tax Returns of Merger Partner or any of its Subsidiaries and no such audit, examination, investigation or other Action has been threatened in writing, and (C) no claim has been made by a Governmental Authority in any jurisdiction where Merger Partner or any of its Subsidiaries does not file Tax Returns that Merger Partner or any of its Subsidiaries is or may be subject to taxation by, or required to file Tax Returns in, such jurisdiction, which claim has not been fully resolved;

(iv) As of the date hereof, neither Merger Partner nor any of its Subsidiaries (A) has been a member of an affiliated group filing an affiliated, combined, unitary, consolidated or similar income Tax Return (other than a group the common parent of which is Merger Partner or any of its Subsidiaries), (B) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement or arrangement (other than (x) commercial agreements or arrangements entered into in the ordinary course of business, the principal purpose of which does not relate to Taxes, (y) the Tax Matters Agreement, and agreements or arrangements exclusively between or among Merger Partner and its Subsidiaries), or (C) has liability for the Taxes of any Person (other than Merger Partner or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or as a transferee or successor;

(v) During the last two years, neither Merger Partner nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify under Section 355 of the Code; and

(vi) Neither Merger Partner nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(b) Neither Merger Partner nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede (i) the Intended Tax Treatment or (ii) Merger Partner from delivering the Separation Tax Representation Letters and the Merger Tax Representation Letters.

SECTION 6.15. Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect:

(a) Section 6.15(a) of the Merger Partner Disclosure Letter sets forth a true, accurate, and complete list of all Registered Intellectual Property included in the Merger Partner Owned Intellectual Property;

(b) All of the Registered Intellectual Property included in the Merger Partner Owned Intellectual Property is valid, subsisting and unexpired, if applicable, and, to the Knowledge of Merger Partner, enforceable;

(c) Merger Partner and the Merger Partner Subsidiaries (i) exclusively own, free and clear of any and all Liens (other than Permitted Liens), all Merger Partner Owned Intellectual Property, and (ii) have a valid right and, to the Knowledge of Merger Partner, an enforceable written license to use all other Intellectual Property that is used in or necessary for the operation of the Merger Partner’s and the Merger Partner Subsidiaries’ businesses as currently conducted;

(d) Neither Merger Partner nor any of the Merger Partner Subsidiaries has since the Applicable Date received any written claim from any other Person challenging the validity, enforceability or ownership of the Merger Partner Owned Intellectual Property;

(e) Neither Merger Partner nor any of the Merger Partner Subsidiaries are under any obligation whether written or otherwise, to develop any Intellectual Property for any third party (except for (i) enhancements, modifications, adaptations or improvements for customers in the ordinary course of business or (ii) pursuant to joint venture or joint development Contracts);

(f) Since the Applicable Date, all employees and independent contractors of Merger Partner or any of the Merger Partner Subsidiaries who have contributed to, developed, authored, or conceived any Merger Partner Owned Intellectual Property have executed a valid and enforceable agreement that protects the confidential information of the Merger Partner and the Merger Partner Subsidiaries and assigns to Merger Partner or one of the Merger Partner Subsidiaries exclusive ownership of such Merger Partner Owned Intellectual Property, to the extent such Merger Partner Owned Intellectual Property is not otherwise assigned to Merger Partner or such Subsidiary, as applicable, pursuant to applicable Law;

(g) In the past six (6) years, (i) the operation of Merger Partner’s and the Merger Partner Subsidiaries’ businesses (including the sale or licensing of any Merger Partner Products by the Merger Partner or Merger Partner Subsidiaries) has not infringed, misappropriated or otherwise violated, and is not currently infringing, misappropriating or otherwise violating, the Intellectual Property of any other Person, and (ii) neither Merger Partner nor any of the Merger Partner Subsidiaries has received any written claim from any other Person alleging the same;

(h) Since the Applicable Date, no Action is pending, or to Merger Partner’s Knowledge, threatened in writing, against Merger Partner or any of the Merger Partner Subsidiaries (x) alleging the infringement, misappropriation or other violation of third-party Intellectual Property by the conduct of the Merger Partner’s or any of the Merger Partner Subsidiaries’ businesses or (y) challenging the validity, enforceability, ownership or use of any material Merger Partner Owned Intellectual Property (other than ordinary course proceedings related to the application for any item of Merger Partner Owned Intellectual Property);

(i) To the Knowledge of Merger Partner, no Person is infringing, misappropriating or otherwise violating any Merger Partner Owned Intellectual Property;

(j) Since the Applicable Date, Merger Partner and the Merger Partner Subsidiaries have taken commercially reasonable actions and have implemented reasonable policies and procedures designed to maintain and protect the Merger Partner Owned Intellectual Property, including the secrecy, confidentiality and value of all trade secrets and confidential information included in the Merger Partner Owned Intellectual Property therein. Neither Merger Partner nor any of the Merger Partner Subsidiaries has disclosed or provided access to, or has a duty or obligation (whether present, contingent or otherwise) to disclose or provide access to, any confidential Merger Partner Owned Intellectual Property (including proprietary source code) to any third party other than pursuant to a valid, written, and, to the Knowledge of Merger Partner, enforceable confidentiality agreement entered into in the ordinary course of business, pursuant to which such third party agrees to protect such confidential information, and neither Merger Partner nor its Subsidiaries has, to the Knowledge of Merger Partner, received or otherwise been provided any trade secrets or other confidential information of any Person in violation of any obligation of confidentiality;

(k) Merger Partner and the Merger Partner Subsidiaries own, lease, license, or otherwise have the right to use all IT Assets necessary for the operation of the Merger Partner’s and the Merger Partner Subsidiaries’ businesses as currently conducted (“Merger Partner IT Assets”), and such IT Assets are sufficient for the operation of Merger Partner’s and its Subsidiaries’ businesses as they are currently conducted;

(l) Merger Partner and the Merger Partner Subsidiaries have taken commercially reasonable measures designed to protect: (i) any Personal Data collected, stored, used, disclosed, transmitted, processed or disposed of by, or on behalf of, Merger Partner or any of the Merger Partner Subsidiaries; and (ii) the integrity, operation and security of the Merger Partner IT Assets that are owned or controlled by Merger Partner or any of the Merger Partner Subsidiaries, including by maintaining commercially reasonable disaster recovery and business continuity plans;

(m) Since the Applicable Date, there has been no Security Breach nor failures of the Merger Partner IT Assets that have not been remedied or replaced in all material respects; and

(n) Merger Partner and the Merger Partner Subsidiaries comply and, since the Applicable Date, have been in compliance with all applicable Privacy Requirements, and neither Merger Partner nor any of the Merger Partner Subsidiaries have been the target of any Action, including by any Governmental Authority, in relation to any Security Breach or Privacy Requirement since the Applicable Date. The transaction contemplated by this Agreement will not result in any material violations of any Privacy Requirements.

SECTION 6.16. Insurance. Merger Partner and each of its Subsidiaries are, as of the date hereof, covered by insurance policies and self-insurance programs and arrangements relating to the business, assets and operations of Merger Partner and its Subsidiaries that (a) are in full force and effect, (b) to the Knowledge of Merger Partner, have been issued by licensed insurers and (c) are sufficient for compliance with all applicable Laws and Contracts to which Merger Partner or any of its Subsidiaries is a party or by which it is bound and as is customary in the industries in which Merger Partner and its Subsidiaries operate. All premiums due and payable under such insurance policies and self-insurance programs and arrangements have been paid, and no notice of cancellation or termination has been received with respect to any such insurance policies, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Merger Partner Material Adverse Effect.

SECTION 6.17. Takeover Statutes. The Merger Partner Board has taken all necessary action to exempt this Agreement, the other Transaction Documents and the transactions contemplated hereby (including the Merger) from the restrictions set forth in Section 203 of the DGCL. No Takeover Statute or any anti-takeover provision in Merger Partner’s Organizational Documents is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

SECTION 6.18. Brokers and Finders. Other than Goldman Sachs & Co. LLC (the Expenses of which will be paid by Merger Partner), no broker, finder, investment banker, financial advisor or other similar Person is entitled to any brokerage fee, finders’ fee or other similar fee or commission in connection with this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby based on arrangements made by or on behalf of Merger Partner or any Merger Partner Subsidiary.

SECTION 6.19. Proxy Statement; SpinCo Registration Statements. None of the information regarding Merger Partner or the Merger Partner Subsidiaries or the transactions contemplated by this Agreement or the Transaction Documents provided by Merger Partner specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the SpinCo Registration Statements or the Distribution Documents will, in the case of the definitive Proxy Statement or any amendment or supplement thereto, at the time of the first mailing of the definitive Proxy Statement and any amendment or supplement thereto, or, in the case of the SpinCo Registration Statements and the Distribution Documents, at the time such registration statement becomes effective, at the Distribution Date or on the settlement date of the Exchange Offer (if applicable) or at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Merger Partner with respect to information provided by Parent or SpinCo specifically for inclusion in, or incorporation by reference into, the Proxy Statement or the SpinCo Registration Statements.

SECTION 6.20. No Other Parent or SpinCo Representations or Warranties. Merger Partner acknowledges and agrees that, except for the representations and warranties of Parent and SpinCo expressly set forth in this Agreement or any Transaction Document, neither Parent, SpinCo nor any of their respective Subsidiaries nor any other Person acting on behalf of Parent, SpinCo or any of their respective Subsidiaries makes any representation or warranty, express or implied and Merger Partner is not relying on any representations or warranties, express or implied, other than the representations and warranties expressly set forth in Article IV and Article V. Without limiting the generality of the foregoing, Merger Partner acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to the SpinCo Business that may have been made available to Merger Partner, Merger Sub or any of their Representatives by Parent, SpinCo or their respective Representatives.

SECTION 6.21. Financing. As of the date of this Agreement, (a) the Debt Commitment Letter has been duly executed and delivered by Merger Partner (or, if applicable, any of Merger Partner’s Subsidiaries party thereto) and has not been amended, restated, amended and restated, supplemented, waived or otherwise modified in any respect and, to the Knowledge of Merger Partner, no such amendment, waiver or modification is contemplated (other than amendments or modifications to the Debt Commitment Letter solely (i) to add lenders, lead arrangers, bookrunners, syndication agents and similar entities or (ii) in connection with the implementation of any “market flex” provisions contained in the Debt Commitment Letter), (b) to Merger Partner’s Knowledge, the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect (other than as permitted in the immediately preceding clause (a)(i)) and (c) the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Merger Partner, and, to Merger Partner’s Knowledge, the other parties thereto, (other than SpinCo and any SpinCo Subsidiary party thereto), enforceable against Merger Partner, and to Merger Partner’s Knowledge, each of the other parties thereto (other than SpinCo and any SpinCo Subsidiary party thereto) in accordance with its terms, except insofar as such enforceability is subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, except for the Debt Commitment Letter, to Merger Partner’s Knowledge there are no side letters or other Contracts to which Merger Partner or any of its Affiliates is a party containing conditions precedent to or otherwise relating to any portion of the funding of the Financing, other than as expressly set forth in the Debt Commitment Letter. As of the date of this Agreement, no event has occurred or circumstance exists, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Merger Partner, its Affiliates or, to Merger Partner’s Knowledge, any other party to the Debt Commitment Letter (other than SpinCo and any SpinCo Subsidiary party thereto), under the Debt Commitment Letter, or, to Merger Partner’s Knowledge, would result in any portion of the Financing being unavailable or delayed.

ARTICLE VII

COVENANTS

SECTION 7.1. Conduct of Business by Merger Partner Pending the Merger.

(a) Merger Partner covenants and agrees as to itself and its Subsidiaries that, following the date hereof and prior to the Effective Time (or the earlier termination of this Agreement) (the “Interim Period”), except (w) as otherwise required or expressly contemplated by this Agreement or the Transaction Documents, (x) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (y) as required by applicable Law or (z) as set forth in the corresponding subsection of Section 7.1(a) of the Merger Partner Disclosure Letter, Merger Partner and its Subsidiaries shall use their reasonable best efforts to conduct the business of Merger Partner and its Subsidiaries in the ordinary course of business and, to the extent consistent therewith, Merger Partner and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, during the Interim Period, except (w) as otherwise required or expressly contemplated by this Agreement or the Transaction Documents, (x) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (y) as required by Law or (z) as set forth in the corresponding subsection of Section 7.1(a) of the Merger Partner Disclosure Letter, Merger Partner will not and will not permit its Subsidiaries to:

(i) adopt, make or propose any change in the Organizational Documents of Merger Partner;

(ii) (A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties (including owned real properties), interests (including leasehold interests in real properties) or businesses, other than acquisitions of goods or services in the ordinary course of business or any acquisitions with a value not exceeding $25,000,000 in the aggregate or (B) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate;

(iii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Merger Partner or any of its Subsidiaries (other than the issuance of shares (A) by a wholly owned Subsidiary of Merger Partner to Merger Partner or another wholly owned Subsidiary; (B) in respect of the settlement of Merger Partner Equity Awards in accordance with their terms and, as applicable, the Merger Partner Stock Plan as in effect on the date hereof; or (C) granted after the date hereof in compliance with the terms of this Agreement (including as permitted by clause (xi) of this Section 7.1)), securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(iv) make any material loans, advances, guarantees or capital contributions to or investments in any Person (other than to Merger Partner or a wholly owned Subsidiary of Merger Partner) other than (x) in the ordinary course of business consistent with past practice or (y) in an amount not to exceed $25,000,000 in the aggregate;

(v) (A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for (x) dividends paid by any direct or indirect wholly owned Subsidiary of Merger Partner to Merger Partner or to any other direct or indirect wholly owned Subsidiary of Merger Partner or (y) the authorization and payment by Merger Partner of its regularly quarterly dividend in cash, consistent with past practice or (B) enter into any agreement with respect to the voting of its capital stock;

(vi) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (other than the withholding of shares to satisfy withholding Tax obligations upon the exercise, vesting or settlement of Merger Partner Equity Awards in accordance with their terms and, as applicable, the Merger Partner Stock Plans as in effect on the date hereof);

(vii) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants therefor or other rights to acquire any debt security of Merger Partner or any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, (B) indebtedness for borrowed money under Merger Partner’s existing revolving credit facility incurred in the ordinary course of business, (C) indebtedness for borrowed money under letters of credit, bonds, sureties or similar credit support or assurances in the ordinary course of business, (D) the Financing, (E) any indebtedness and guarantees that will be repaid, terminated or released prior to or in connection with the Closing, or (F) guarantees of indebtedness among wholly owned Subsidiaries of Merger Partner or Merger Partner; provided that, in each of (A), (B), (C), (E), and (F) above, any such incurrence or guarantee would not reasonably be expected to adversely impact the ability of Merger Partner, SpinCo or any SpinCo Subsidiary to obtain the Financing or materially delay the timing of the consummation of the Financing;

(viii) make any material changes with respect to financial accounting policies or procedures, except as required by GAAP;

(ix) compromise, settle or agree to settle any Actions or investigation (including any Action or investigation relating to this Agreement or the transactions contemplated hereby) where Merger Partner is the defendant other than (A) compromises, settlements or agreements that involve only the payment of monetary damages not in excess of $10,000,000 individually or $50,000,000 in the aggregate (excluding any amounts covered by insurance), in any case without the imposition of equitable relief on, any restriction on the business of, or the admission of wrongdoing by, Merger Partner or its Subsidiaries or (B) with respect to Tax matters, which shall be governed by clause (xxi);

(x) transfer, sell, lease, license, mortgage, pledge, surrender, encumber or grant any Lien (other than a Permitted Lien), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses, in whole or in part, except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete or immaterial assets or sales of inventory, (C) cancellations, abandonments, lapses or expirations of non-material registrations or applications for Intellectual Property, in each case of (A), (B) and (C), in the ordinary course of business, or (D) other dispositions of assets in an amount not to exceed $10,000,000 in the aggregate;

(xi) except as otherwise required by existing Benefit Plans, Law, policies or Contracts, (A) adopt, enter into, amend or increase the benefits under any Benefit Plan if such action would increase the benefits provided to any Merger Partner Service Provider or the cost for providing such benefits (except to the extent permitted by the following clause (B)), (B) grant any increase in compensation or severance pay to any Merger Partner Service Provider other than (x) increases in base salary or wages for any Merger Partner Service Provider whose annual base compensation (i.e., base salary and target bonus) is less than $200,000 in the ordinary course of business consistent with past practice, (y) annual merit-based increases to employee salaries, base wage rates and target bonus opportunities, in each case, in the ordinary course of business consistent with past practice or (z) in connection with a promotion or job reassignment in the ordinary course of business, (C) accelerate the vesting of any compensation or benefits for the benefit of any Merger Partner Service Provider or (D) terminate (without cause) any Merger Partner Service Provider with annual compensation in excess of $200,000 or hire or engage any Merger Partner Service Provider if such individual’s annual compensation would be in excess of $200,000, other than as contemplated pursuant to this Agreement;

(xii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any ERISA Plan in which any Merger Partner Service Providers participate that is required by Law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

(xiii) except as required by Law or Contract in effect as of the date hereof, (i) become a party to, establish, adopt, amend, commence participation in, modify, extend, negotiate or terminate any Merger Partner Labor Agreement or (ii) recognize or certify of any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of Merger Partner or its Subsidiaries;

(xiv) implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that could trigger notice obligations under the WARN Act;

(xv) waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of Merger Partner or its Subsidiaries;

(xvi) issue to any Merger Partner Service Providers any additional awards under the Merger Partner Stock Plan that would be subject to Section 3.5, or modify or waive the terms of any outstanding Merger Partner Equity Awards that are subject to Section 3.5, or modify or waive the terms of any Merger Partner Stock Plan as applied to any outstanding awards under such Merger Partner Stock Plan that are subject to Section 3.5;

(xvii) (A) except in the ordinary course of business or as required by Law, terminate or fail to use reasonable best efforts to renew any Merger Partner Material Contract to which Merger Partner or any of the Merger Partner Subsidiaries is a party or modify, amend, waive, release or assign any material rights or claims thereunder or (B) except in the ordinary course of business, enter into any Contract that would have been a Merger Partner Material Contract were it in effect as of the date hereof;

(xviii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization;

(xix) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business of Merger Partner and its Subsidiaries as of the date of this Agreement (provided that such entry would not reasonably be likely to prevent, materially delay or materially impair the ability of the parties to complete the Merger on a timely basis);

(xx) knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger or the other transactions contemplated by this Agreement and the other Transaction Documents from qualifying for the Intended Tax Treatment;

(xxi) except as required by applicable Law or in the ordinary course of business, (A) change or rescind any Tax election that is material to Merger Partner and its Subsidiaries, taken as a whole, (B) change any method of Tax accounting, which change is material to Merger Partner and its Subsidiaries, taken as a whole, (C) amend any Tax Return with respect to an amount of Taxes that is material to Merger Partner and its Subsidiaries, taken as a whole, (D) settle or resolve any Tax controversy that is material to Merger Partner and its Subsidiaries, taken as a whole, (E) surrender any right to claim a refund of Taxes that is material to Merger Partner and its Subsidiaries, taken as a whole, or (F) enter into any closing agreement or similar agreement with any Tax authority in respect of an amount of Taxes that is material to Merger Partner and its Subsidiaries, taken as a whole; provided, in each of clauses (A) through (F), only to the extent such action would reasonably be expected to have a material adverse impact on the Tax liabilities of SpinCo or any of the SpinCo Subsidiaries after the Merger; or

(xxii) agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

(b) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct Merger Partner’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, Merger Partner will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 7.2. Conduct of Business by Parent and SpinCo Pending the Merger.

(a) Parent covenants and agrees as to itself and its Subsidiaries (including the SpinCo Entities) that, during the Interim Period, except (v) as otherwise required or expressly contemplated by this Agreement or the Transaction Documents, (w) as contemplated by or reasonably necessary in connection with the Restructuring, (x) as Merger Partner may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (y) as required by applicable Law or (z) as set forth in the corresponding subsection of Section 7.2(a) of the SpinCo Disclosure Letter, Parent and SpinCo and their Subsidiaries shall use their reasonable best efforts to conduct the SpinCo Business in the ordinary course of business and, to the extent consistent therewith, it and the SpinCo Entities shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the SpinCo Business’ and SpinCo Entities’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, during the Interim Period, except (v) as otherwise required or expressly contemplated by this Agreement, the Restructuring or the Transaction Documents, (w) as contemplated by or reasonably necessary in connection with the Restructuring, (x) as Merger Partner may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (y) as required by Law or (z) as set forth in the corresponding subsection of Section 7.2(a) of the SpinCo Disclosure Letter, Parent will not and will not permit the SpinCo Entities to, in each case with respect to the SpinCo Business:

(i) adopt, make or propose any change in the Organizational Documents of any SpinCo Entity;

(ii) (A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties (including owned real properties), interests (including leasehold interests in real properties) or businesses, other than (x) acquisitions of goods or services in the ordinary course of business or (y) any acquisitions with a value not exceeding $25,000,000 in the aggregate or (B) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate;

(iii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of a SpinCo Entity, securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities (other than (A) issuances to SpinCo Entities and rights arising from the Distribution, (B) in respect of the settlement of Parent Equity Compensation Awards in accordance with their terms and, as applicable or required, the Parent LTIP as in effect on the date hereof) or (C) granted after the date hereof in compliance with the terms of this Agreement (including as permitted by clause (xi) of this Section 7.2);

(iv) make any material loans, advances, guarantees or capital contributions to or investments in any Person (other than to SpinCo or a wholly owned SpinCo Subsidiary) other than (x) in the ordinary course of business consistent with past practice or (y) in an amount not to exceed $25,000,000 in the aggregate;

(v) (A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any capital stock of a SpinCo Entity except for (x) dividends paid by any direct or indirect wholly owned Subsidiary of SpinCo to SpinCo or to any other direct or indirect wholly owned Subsidiary of SpinCo or (y) the authorization and payment by Parent of its regularly quarterly dividend in cash, consistent with past practices or (B) enter into any agreement with respect to the voting of the capital stock of a SpinCo Entity;

(vi) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of a SpinCo Entity (other than the withholding of shares to satisfy withholding Tax obligations upon the exercise, vesting or settlement of Parent Equity Compensation Awards in accordance with their terms and, as applicable, the Parent LTIPs as in effect on the date hereof);

(vii) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants therefor or other rights to acquire any debt security of SpinCo or any SpinCo Subsidiary, in each case, that would be a SpinCo Liability at the Effective Time (but not in any case, any guarantee of indebtedness for borrowed money of Parent or its Subsidiaries that are not SpinCo Subsidiaries), except for (A) indebtedness for borrowed money incurred in the ordinary course of business not to exceed $25,000,000 in the aggregate, (B) indebtedness for borrowed money under letters of credit, bonds, sureties or similar credit support or assurances in the ordinary course of business, (C) the Total SpinCo Debt (as defined in the Separation and Distribution Agreement) or (D) indebtedness or guarantees of indebtedness among wholly owned Subsidiaries of SpinCo or SpinCo; provided that, in each of (A), (B) and (D) above, any such incurrence or guarantee would not reasonably be expected to adversely impact the ability of SpinCo, any SpinCo Subsidiary or Merger Partner to obtain the Financing or materially delay the timing of the consummation of the Financing;

(viii) make any material changes with respect to financial accounting policies or procedures of any SpinCo Entity or the SpinCo Business, except as required by GAAP;

(ix) compromise, settle or agree to settle any Actions or investigation (including any Action or investigation relating to this Agreement or the transactions contemplated hereby), where any SpinCo Entity is the defendant other than (A) compromises, settlements or agreements that involve only the payment of monetary damages not in excess of $10,000,000 individually or $50,000,000 in the aggregate (excluding any amounts covered by insurance), in any case without the imposition of equitable relief on, any restriction on the business of, or the admission of wrongdoing by, any SpinCo Entity or (B) with respect to Tax matters, which shall be governed by clause (xxii);

(x) transfer, sell, lease, license, mortgage, pledge, surrender, encumber or grant any Lien (other than a Permitted Lien), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses, in whole or in part, that are SpinCo Assets, except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete or immaterial assets or sales of inventory, (C) cancellations, abandonments, lapses or expirations of non-material registrations or applications of Intellectual Property, in each case of (A), (B) and (C), in the ordinary course of business, or (D) other dispositions of assets in an amount not to exceed $10,000,000 in the aggregate;

(xi) except as otherwise required by existing Benefit Plans, Law, policies or Contracts, (A) adopt, enter into, amend or increase the benefits under any Benefit Plan if such action would increase the benefits provided to any SpinCo Service Provider or the cost for providing such benefits (except to the extent permitted by the following clause (B)), (B) grant any increase in compensation or severance pay to any SpinCo Service Provider other than (x) increases in base salary or wages for any SpinCo Service Provider whose annual base compensation (i.e., base salary and target bonus) is less than $200,000 in the ordinary course of business consistent with past practice, (y) annual merit-based increases to employee salaries, base wage rates and target bonus opportunities, in each case, in the ordinary course of business consistent with past practice or (z) in connection with a promotion or job reassignment in the ordinary course of business, (C) accelerate the vesting of any compensation or benefits for the benefit of any SpinCo Service Provider or (D) terminate (without cause) any SpinCo Service Provider with annual compensation in excess of $200,000 or hire or engage any SpinCo Service Provider if such individual’s annual compensation would be in excess of $200,000, other than as contemplated pursuant to this Agreement or the Employee Matters Agreement;

(xii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any ERISA Plan in which SpinCo Service Providers participate with respect to SpinCo Service Providers that is required by Law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

(xiii) except as required by Law or Contract in effect as of the date hereof, (A) become a party to, establish, adopt, amend, commence participation in, modify, extend, negotiate or terminate any SpinCo Labor Agreement or (B) recognize or certify of any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of any Parent Entity with respect to the SpinCo Business or SpinCo Entities;

(xiv) solely with respect to SpinCo Service Providers, implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that could trigger notice obligations under the WARN Act;

(xv) solely with respect to SpinCo Service Providers, waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of any Parent Entity with respect to the SpinCo Business or SpinCo Entities;

(xvi) modify the job duties of (1) a SpinCo Employee such that he or she is no longer a SpinCo Employee or (2) any other employee of a Parent Entity such that he or she would be considered a SpinCo Employee;

(xvii) issue to SpinCo Service Providers any additional awards under the Parent LTIPs that would be subject to Section 3.4, or modify or waive the terms of any outstanding Parent Equity Compensation Awards that are subject to Section 3.4, or modify or waive the terms of any Parent LTIP as applied to any outstanding awards under such Parent LTIPs that are subject to Section 3.4;

(xviii) (A) except in the ordinary course of business or as required by Law, terminate or fail to use reasonable best efforts to renew any SpinCo Material Contract to which SpinCo or any of the SpinCo Subsidiaries is a party or modify, amend, waive, release or assign any material rights or claims thereunder or (B) except in the ordinary course of business, enter into any Contract that would have been a SpinCo Material Contract were it in effect as of the date hereof;

(xix) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization;

(xx) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business of SpinCo or any SpinCo Subsidiary as of the date of this Agreement (provided that such entry would not reasonably be likely to prevent, materially delay or materially impair the ability of the parties to complete the Merger on a timely basis);

(xxi) knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger or the other transactions contemplated by this Agreement and the other Transaction Documents from qualifying for the Intended Tax Treatment;

(xxii) except as required by applicable Law or in the ordinary course of business, (A) change or rescind any Tax election that is material to the SpinCo Entities, taken as a whole, (B) change any method of Tax accounting, which change is material to the SpinCo Entities, taken as a whole, (C) amend any Tax Return with respect to an amount of Taxes that is material to the SpinCo Entities, taken as a whole, (D) settle or resolve any Tax controversy that is material to the SpinCo Entities, taken as a whole, (E) surrender any right to claim a refund of Taxes that is material to the SpinCo Entities, taken as a whole, or (F) enter into any closing agreement or similar agreement with any Tax authority in respect of an amount of Taxes that is material to the SpinCo Entities, taken as a whole; provided, in each of clauses (A) through (F), only to the extent such action would reasonably be expected to have a material adverse impact on the Tax liabilities of SpinCo or any of the SpinCo Subsidiaries after the Merger; or

(xxiii) agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

(b) Nothing contained in this Agreement shall give Merger Partner, directly or indirectly, the right to control or direct the SpinCo Business prior to the Effective Time. Prior to the Effective Time, Parent will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the SpinCo Business.

(c) Parent covenants and agrees as to itself and its Subsidiaries (including the SpinCo Entities) that, during the Interim Period, Parent and SpinCo and their Subsidiaries shall use their reasonable best efforts to manage the working capital of the SpinCo Business in the ordinary course of business consistent with past practice, including with respect to capital expenditures, payment of accounts payable and other liabilities, maintenance of inventory and accruals, and shall use reasonable best efforts to deliver the SpinCo Business at the Closing with a normalized level of working capital. In furtherance of the foregoing, Parent covenants and agrees as to itself and its Subsidiaries (including the SpinCo Entities) that, during the Interim Period, Parent and SpinCo and their Subsidiaries shall not (A) grant any material refunds, discounts, credits, rebates or allowances to customers of the SpinCo Business, other than in the ordinary course of business consistent with past practice or (B) take or refrain from taking any action in respect of the working capital of the SpinCo Business that is outside of the ordinary course of business consistent with past practice, including, taking any of the following actions except to the extent that such actions are in the ordinary course of business consistent with past practice: (1) accelerating the receipt of, or discounting, any accounts receivable of the SpinCo Business, (2) delaying the payment of accounts payable of, or other amounts owed to any Person by, the SpinCo Business, (3) deferring the purchase of inventory pursuant to orders received or anticipated for the SpinCo Business, (4) amending or waiving any credit or collection policy of the SpinCo Business or (5) factoring any accounts receivable or entering into any agreement contemplating the factoring of accounts receivable.

SECTION 7.3. Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and the Parties hereby adopt it as such. From and after the date of this Agreement and until the Effective Time, each Party shall use its reasonable best efforts to ensure that the Merger, the Distribution and the Separation Transactions qualify for the Intended Tax Treatment. No Party shall take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could reasonably be expected to prevent the Merger, the Distribution and the Separation Transactions from qualifying for the Intended Tax Treatment.

(b) Merger Partner and Parent shall cooperate and use their respective reasonable best efforts in order for:

(i) Parent to obtain the opinion of Parent Tax Counsel, in form and substance reasonably acceptable to Parent, dated as of the Closing Date, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Separation Tax Representation Letters, that (I) the Distribution will qualify for the Intended Tax Treatment described in clauses (a)(i) through (a)(iii) of the definition thereof; (II) the Eaton Ohio Contribution and Eaton Ohio Distribution will qualify for the Intended Tax Treatment described in clauses (a)(iv) through (a)(vi) of the definition thereof (such opinion of Parent Tax Counsel described in clauses (I) through (II), the “Parent Spin-Off Tax Opinion”); and (III) for Irish Tax purposes, that the Exchange Offer will qualify for the Intended Tax Treatment described in clauses (b)(i) and (b)(ii) of the definition thereof (the “Parent Irish Tax Opinion” and together with the Parent Spin-Off Tax Opinion, the “Parent Tax Opinions”).

(ii) Merger Partner to obtain the opinion of Merger Partner Tax Counsel, in form and substance reasonably acceptable to Merger Partner, dated as of the Closing Date, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Merger Representation Letters, that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) (the “Merger Tax Opinion”).

(c) As a condition precedent to the rendering of the Parent Tax Opinions and the Merger Tax Opinion, Merger Partner, Parent and SpinCo, and others, if required, shall, as of the Closing Date, execute and deliver (i) to Parent Tax Counsel the applicable Separation Tax Representation Letters and (ii) to Merger Partner Tax Counsel the applicable Merger Representation Letters. In addition, Merger Partner, Parent and SpinCo, and others, if required, shall, as of the date for filing the SpinCo Registration Statements (or such other date(s) as determined necessary by counsel in connection with the filing of the SpinCo Registration Statements or its exhibits), execute and deliver (x) to Parent Tax Counsel any additional Separation Tax Representation Letters and (y) to Merger Partner Tax Counsel any additional Merger Representation Letters, in each case, that may be required in connection with delivering of any tax opinions with respect to the SpinCo Registration Statements or its exhibits.

SECTION 7.4. Preparation of the SpinCo Registration Statements, Proxy Statement and Schedule TO; Merger Partner Stockholders Meeting.

(a) SpinCo Registration Statements; Proxy Statement; Schedule TO. As promptly as practicable after the execution of this Agreement, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement (i) Merger Partner, Parent and SpinCo shall jointly prepare and Merger Partner shall file with the SEC, the Proxy Statement to be sent to the holders of Merger Partner Common Stock relating to the Merger Partner Stockholders Meeting; (ii) Merger Partner, Parent and SpinCo shall jointly prepare and SpinCo shall file with (including by facilitating through prior confidential submission to) the SEC the SpinCo Registration Statements; and (iii) if the Distribution is effected in whole or in part as an Exchange Offer, Parent shall prepare and file with the SEC, when and as required, a tender offer statement on Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act (collectively, the “Schedule TO”). The Proxy Statement, the SpinCo Registration Statements and the Schedule TO shall comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

(b) Each of Merger Partner, Parent and SpinCo shall use its reasonable best efforts to have the SpinCo Registration Statements declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the SpinCo Registration Statements, each of Merger Partner, Parent and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with the issuance of the SpinCo Shares in the Merger and the Distribution. Following the effective date of the SpinCo Registration Statements, each of Merger Partner, Parent and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in order to keep the SpinCo Registration Statements effective for as long as is necessary in order to consummate the Merger, the Transactions and the transactions contemplated by the other Transaction Documents. As promptly as practicable after the SpinCo Registration Statements shall have become effective, Parent shall cause the Distribution Documents to be mailed or made available to holders of Parent Shares pursuant to applicable law and Merger Partner shall cause the Proxy Statement to be mailed or made available to Merger Partner’s stockholders pursuant to applicable law. No filing of, or amendment or supplement to, the Proxy Statement will be made by Merger Partner without providing Parent and SpinCo with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Merger Partner in good faith). No filing of, or amendment or supplement to, the SpinCo Registration Statements or the Schedule TO, if applicable, will be made by Parent or SpinCo without providing Merger Partner with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Parent and SpinCo in good faith). For the avoidance of doubt, any ordinary course communications filed pursuant to Rule 425 under the Securities Act or any other disclosures or statements with respect to the Merger and the other transactions contemplated hereby and in the Transaction Documents contained in any filing under the Securities Act or the Exchange Act, including filings required under securities Laws, other than the Distribution Documents, shall not be subject to this Section 7.4(b) and shall instead be subject to Section 7.10.

(c) The Parties shall cooperate in preparing and filing with the SEC, the SpinCo Registration Statements, the Proxy Statement, all necessary Current Reports on Form 8-K and the Schedule TO (if applicable) (collectively, the “Securities Filings”) and any necessary amendments or supplements thereto, including, without limitation, (i) cooperating in order to prepare financial statements (including audited, unaudited and pro forma financial statements as required by the SEC and applicable Law) that comply with the rules and regulations of the SEC to the extent required for SEC filings, including the requirements of Regulation S-X, including the pro forma financial statements that are required to be filed with the SEC by SpinCo as an exhibit to a Current Report on Form 8-K within four (4) Business Days of the Closing (or no later than seventy-one (71) days thereafter if such pro forma financial statements are not included in the Current Report on Form 8-K filed by SpinCo within four (4) Business Days of the Closing), (ii) making available upon reasonable notice the senior management employees of the applicable Party to discuss the materials prepared and delivered pursuant to this Section 7.4(c) and (iii) causing their respective accountants to provide written consents, to the extent required for inclusion or incorporation by reference of financial statements (and any applicable audit opinion or report) in the Securities Filings. Merger Partner shall furnish all information concerning Merger Partner and the Merger Partner Entities, and Parent, Merger Sub and SpinCo shall furnish all information concerning Parent, the Parent Entities, Merger Sub, the SpinCo Business and the SpinCo Entities, in each case, as may be reasonably requested by the other Parties in connection with, or is required by applicable Law in order to complete, the preparation, filing and distribution of the Securities Filings and any necessary amendments or supplements thereto. Each of the Parties shall provide the other Parties (and their Representatives) with a reasonable opportunity to review and comment on the Securities Filings (or any amendment or supplement thereto) prior to the filing of any such document with the SEC.

(d) If at any time prior to the Effective Time any information relating to Merger Partner, Parent or SpinCo, or any of their respective Affiliates, directors or officers, is discovered by Merger Partner, Parent or SpinCo to be required to be set forth in an amendment or supplement to the Securities Filings, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly prepared by the Parties and filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Merger Partner or Parent, as applicable. Each Party shall notify the other Party promptly of (i) the time when each of the SpinCo Registration Statements has become effective or when any supplement or amendment to any Securities Filing has been filed, and (ii) the issuance of any stop order or suspension of the qualification of the SpinCo Shares issuable in connection with the Merger or SpinCo Shares issuable in the Distribution for offering or sale in any jurisdiction. In addition, each Party agrees to provide the other Parties and their respective counsel with copies of any written comments, and shall inform the other Party of any oral comments, that such Party or its counsel may receive from time to time from the SEC or its staff with respect to the Securities Filings promptly after receipt of such comments, and any written or oral responses thereto. Each Party and its respective counsel shall be given a reasonable opportunity to review any such written responses prior to such written responses being filed with the SEC and each Party shall give due consideration to the additions, deletions or changes suggested thereto by the other Parties and their respective counsel.

(e) Merger Partner shall establish a record date for, and, as soon as practicable following the effectiveness of the Proxy Statement, duly call and give notice of and convene and, as soon as practicable thereafter, hold a meeting of its stockholders (the “Merger Partner Stockholders Meeting”) for the purpose of seeking the Merger Partner Stockholder Approval (and no other matters, except for a proposal to adjourn the meeting to solicit additional proxies to obtain the Merger Partner Stockholder Approval, if necessary, and any other proposal required by applicable Law, shall be considered or voted upon at the Merger Partner Stockholders Meeting without Parent’s prior written consent). Merger Partner shall not postpone, delay or adjourn, or change the record date with respect to, the Merger Partner Stockholders Meeting, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed); provided, however, that Merger Partner may, after consultation with Parent, and, in the case of clause (A) below upon the reasonable request of Parent shall, adjourn the Merger Partner Stockholders Meeting (A) for a period reasonably necessary to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Merger Partner Stockholder Approval would not otherwise be obtained, (B) for a period reasonably necessary if a quorum has not been established, (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Merger Partner Board has determined in good faith after consultation with outside counsel is necessary under applicable Law (or in connection with the resolution of any applicable litigation) and for such supplemental or amended disclosure to be disseminated and reviewed by the Merger Partner stockholders prior to the Merger Partner Stockholders Meeting, or (D) for a period reasonably necessary if required by Law; provided, that the Merger Partner Stockholders Meeting shall not be postponed or adjourned under clauses (A) through (C) for more than twenty (20) Business Days in total without the written consent of Parent (or, in the case of a request by Parent, without the consent of Merger Partner). Merger Partner shall advise Parent upon request on a daily basis during each of the last five (5) Business Days prior to the date of the Merger Partner Stockholders Meeting as to the aggregate tally of proxies received by Merger Partner with respect to the Merger Partner Stockholder Approval and at additional times upon the reasonable request of Parent.

(f) (i) Unless the Merger Partner Board shall have effected a Merger Partner Change of Recommendation in accordance with Section 7.9, Merger Partner shall, through the Merger Partner Board, make the Merger Partner Recommendation and include such Merger Partner Recommendation in the Proxy Statement and use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the Merger Partner Stockholder Approval, and (B) take all other actions necessary or advisable to secure the Merger Partner Stockholder Approval. Except as expressly permitted in Section 7.9, neither the Merger Partner Board nor any committee thereof shall effect a Merger Partner Change of Recommendation.

(ii) Notwithstanding any Merger Partner Change of Recommendation, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, the Merger shall be submitted to the stockholders of Merger Partner for approval at the Merger Partner Stockholders Meeting whether or not (x) the Merger Partner Board shall have effected a Merger Partner Change of Recommendation or (y) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Merger Partner or any of its Representatives. Notwithstanding anything to the contrary contained in this Agreement, Merger Partner shall not be required to hold the Merger Partner Stockholders Meeting if this Agreement is validly terminated.

SECTION 7.5. Listing; Deregistration.

(a) Prior to the Effective Time, SpinCo shall prepare and submit to the NYSE an application for the listing of the SpinCo Shares to be issued in the transactions contemplated by this Agreement on the NYSE under the ticker symbol “DAN” and shall use its reasonable best efforts to cause such shares to be approved for listing on the NYSE, subject to official notice of issuance. Merger Partner shall reasonably cooperate with SpinCo’s NYSE listing application and shall promptly provide such information and take such actions as may be reasonably necessary to satisfy NYSE listing requirements.

(b) Prior to the Effective Time, Merger Partner shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NYSE to cause (i) the delisting of the Merger Partner Common Stock from NYSE as promptly as practicable after the Effective Time and (ii) the deregistration of the Merger Partner Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

SECTION 7.6. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use their respective reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing all forms, registrations, petitions, notices, and filings required to be made to consummate the Merger and the other transactions contemplated by this Agreement; (ii) satisfying the conditions to consummating the Merger and the other transactions contemplated by this Agreement; and (iii) subject to the terms of the Separation and Distribution Agreement, taking all reasonable actions to avoid or eliminate each and every impediment to Closing, including obtaining any material consent, authorization, waiver, license, order, waiting period expiration, approval, permit, exemption, or clearance from any third party, which are necessary or advisable to be obtained in order to consummate the Merger or any of the other transactions contemplated by this Agreement (including, for the avoidance of doubt, as required under the HSR Act and in connection with each of the other Requisite Regulatory Approvals (collectively, the “Approvals”)).

(b) The Parties shall (i) as promptly as practicable and advisable, and in any event no later than ten (10) Business Days after the date of this Agreement, to prepare and submit Notification and Report Forms as required under the HSR Act; (ii) as promptly as practicable and advisable, and in any event no later than twenty-five (25) Business Days after the date of this Agreement, to prepare and submit the appropriate filings and notification forms in draft form, as applicable required in connection with each of the other Requisite Regulatory Approvals; and (iii) as promptly as practicable, use reasonable best efforts to supply any applicable Governmental Authority additional information or documents that may be reasonably requested pursuant to any Law or by any such Governmental Authority. Parent and Merger Partner shall request early termination of any applicable waiting periods under the Competition Laws and Foreign Investment Laws (if available) and shall respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods. Neither Merger Partner nor Parent may “pull and refile” any HSR filing made pursuant to the HSR Act without the prior written approval of the other.

(c) Notwithstanding anything in this Agreement to the contrary, Merger Partner and Parent shall jointly determine the strategy to be pursued for obtaining all Approvals and clearances under any Competition Law or Foreign Investment Law, including with respect to any filings, notifications, submissions, and communications made in connection with the obtaining of the required Approvals or clearance under any Competition Law or Foreign Investment Law.

(d) In furtherance of the covenants of the Parties contained in this Section 7.6, but subject to the terms of this Section 7.6(d), each of the Parties shall use reasonable best efforts to take all such further action or refrain from action as may be necessary to avoid or eliminate each and every impediment under any Competition Laws or Foreign Investment Laws so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), and to resolve any objections of the applicable Governmental Authority under any Competition Laws or Foreign Investment Laws in order to secure the approval of the Merger by such applicable Governmental Authorities as promptly as practicable (and in any event no later than the Outside Date), including, in the case of Merger Partner and SpinCo, proposing, negotiating, committing and effecting, by consent decree, hold separate order, or otherwise, to (w) sell, divest, dispose of or otherwise hold separate (including by establishing a trust or otherwise), any of the businesses, assets or properties of Merger Partner, the SpinCo Entities or any of their respective Affiliates (other than the Parent Entities following the Closing), including the SpinCo Business, (x) terminate, transfer or create relationships, contractual rights or other obligations of Parent, the SpinCo Entities or any of their respective Affiliates (other than the Parent Entities following the Closing), including the SpinCo Business, (y) otherwise take or commit to take actions that after the Closing would limit SpinCo’s freedom of action with respect to, or its ability to operate or retain any of the businesses, assets or properties of Merger Partner, the SpinCo Entities or any of their respective Affiliates (other than the Parent Entities following the Closing), including the SpinCo Business (clauses (w), (x) and (y), collectively, the “Remedial Actions”) and (z) with respect to each Party, use reasonable best efforts to (1) contest and resist any such Action challenging the Merger (or the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents) as violative of any Competition Laws or Foreign Investment Laws and (2) have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such Action and that prohibits, prevents or restricts consummation of the Merger or any such other transaction on or before the Outside Date (any such Action described in this clause (z), a “Regulatory Litigation”); provided, however, that none of Merger Partner, SpinCo or any of their respective Affiliates shall be required to undertake any efforts or take any action (including proposing to take, agreeing to take, or taking a Remedial Action) if the taking of such efforts or action would reasonably be expected to result, individually or in the aggregate, in a material adverse effect on (i) the businesses, assets or properties of Merger Partner and its Subsidiaries, taken as a whole, measured before giving effect to the Transactions, or (ii) the businesses, assets or properties of the SpinCo Business and the SpinCo Entities, taken as a whole, measured before giving effect to the Transactions. Without the prior written consent of Merger Partner, none of Parent or any SpinCo Entity will agree, offer, suggest, propose or negotiate, commit to or effect, by consent decree, hold separate order, or otherwise, to any Remedial Action. Notwithstanding anything in this Agreement to the contrary, Parent and its Affiliates shall not be obligated to take or agree or commit to take any action (A) that is not conditioned on the Closing or (B) that relates to any businesses, assets or properties of Parent or its Subsidiaries that are not included in the SpinCo Business or with respect to any Parent Entity that is not a SpinCo Entity.

(e) The Parties shall cooperate in all respects with each other in connection with all actions to be taken pursuant to this Section 7.6, including in the preparation and making of filings contemplated by Section 7.6(b); provided, however, that copies of filings made under the HSR Act need not be shared. Parent shall use its reasonable best efforts to provide to Merger Partner all necessary information and assistance as Merger Partner may reasonably require in responding to any Governmental Authority’s request for additional information or in connection with any other investigation or inquiry, including any proceeding initiated by a third party. Each Party shall keep the other Party and its counsel reasonably informed of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other U.S. or foreign Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby (and in each case, if any such communication is in writing, share a copy with the other Party). Each Party shall consult with the other in advance of any material meeting or conference with the DOJ, the FTC, or any other Governmental Authority, and to the extent permitted by the DOJ, the FTC or such other applicable Governmental Authority or other Person, give the other Party’s Representatives the opportunity to attend and participate in such material meetings and conferences. The Parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.6(e) as “Outside Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel. Notwithstanding anything to the contrary in this Section 7.6(e), materials provided pursuant to this Section 7.6(e) may be redacted (i) to remove references concerning valuation; (ii) to the extent necessary to comply with contractual arrangements; and (iii) to the extent necessary to address reasonable privilege and confidentiality concerns.

(f) Subject to Section 7.6(f) of the Merger Partner Disclosure Letter, neither Merger Partner nor Parent shall, or permit its Subsidiaries to, enter into any transaction or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially delay or materially and adversely affect such Party’s ability to (i) obtain the timely expiration or termination of the waiting period under the HSR Act, or the authorizations, consents, orders and approvals required under any other Competition Law or Foreign Investment Law applicable to the transactions contemplated by this Agreement or (ii) obtain all authorizations, consents, orders and approvals of Governmental Authorities under Competition Law or Foreign Investment Law necessary for the consummation of the transactions contemplated by this Agreement in accordance with the terms and conditions of this Agreement.

SECTION 7.7. Access to Information. During the Interim Period, subject to applicable Law, Parent shall, and shall cause the SpinCo Entities, on the one hand, and Merger Partner shall, and shall cause the Merger Partner Subsidiaries, on the other hand, afford to the other Party and its Representatives, reasonable access, during normal business hours, in such manner as to not unreasonably interfere with Merger Partner’s and its Subsidiaries’ or the SpinCo Entities’ (as applicable) normal operation, the offices, properties, books and records, Contracts, files, audits, integration planning activities and personnel of Merger Partner and the Merger Partner Subsidiaries or the SpinCo Business and the SpinCo Entities (as applicable) and shall furnish such Party and its Representatives with financial and operating data of Merger Partner and the Merger Partner Subsidiaries or the SpinCo Business and the SpinCo Entities (as applicable) and other information concerning the affairs of Merger Partner and the Merger Partner Subsidiaries or the SpinCo Business and SpinCo Entities (as applicable), in each case, as such Party and its Representatives may reasonably request, including pursuant to integration activities; provided, that (a) such investigation shall only be upon reasonable notice; (b) no Party nor its Representatives shall be permitted to perform any environmental sampling, including sampling of soil, groundwater, soil vapor, surface water, building materials, or air or wastewater emissions; and (c) nothing in this Agreement shall require any Party to disclose any information to any other Party that (i) would cause a violation of any Law or any confidentiality obligations that would be applicable to such information or (ii) would be reasonably likely to result in the loss of attorney-client privilege or other disclosure privilege to the first Person (provided that the Person that would otherwise be required to disclose information to the other shall take any and all reasonable action necessary to permit such disclosure without such violation of agreement or Law or loss of privilege). The Parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder.

SECTION 7.8. D&O Indemnification.

(a) For six years after the Effective Time, SpinCo shall cause the Surviving Corporation to indemnify and hold harmless the present (as of the Effective Time) and former officers and directors of each Merger Partner Entity and the present (as of the Effective Time) and former officers and directors of each SpinCo Entity (collectively, the “Indemnified Directors and Officers”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the DGCL or any other applicable Law or provided under such Merger Partner Entity’s or SpinCo Entity’s Organizational Documents as in effect on the date hereof (or, in the case of a SpinCo Entity or a Merger Partner Entity created after the date hereof, on customary terms).

(b) For six years after the Effective Time, SpinCo shall cause to be maintained in effect provisions in each Merger Partner Entity’s and SpinCo Entity’s Organizational Documents regarding elimination of liability of directors, indemnification of officers and directors and advancement of expenses to the Merger Partner Entities’ and SpinCo Entities’ respective former and current officers and directors that are no less advantageous to those Persons than the corresponding provisions in existence on the date hereof (or, in the case of a Merger Partner Entity or a SpinCo Entity created after the date hereof, on customary terms).

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the transactions contemplated hereby and shall be binding on all successors and assigns of SpinCo and the Surviving Corporation and are intended to be for the benefit of, and will be enforceable by, each Indemnified Director and Officer and his or her heirs and representatives. If SpinCo, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of SpinCo or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.8.

SECTION 7.9. No Solicitation; Exclusivity.

(a) No Solicitation or Negotiation. Merger Partner shall immediately cease, and shall cause its Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than Parent or its Affiliates) that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and, if as of the execution of this Agreement not already so requested, shall promptly request that each such Person return or destroy, in accordance with the terms of any confidentiality agreement between Merger Partner or its Subsidiaries and such Person, any confidential information that has been provided in any such discussions or negotiations and, if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons. Merger Partner agrees that, except as expressly permitted by this Section 7.9, neither it nor any of its Subsidiaries shall and it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage any inquiries regarding or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would reasonably be expected to lead to, a Competing Proposal, or provide any information or data to any Person in connection with the foregoing, in each case, except to notify such Person of the existence of the provisions of this Section 7.9;

(iii) otherwise knowingly facilitate any effort or attempt to make a Competing Proposal; or

(iv) resolve or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the foregoing provisions of this Section 7.9, prior to but not after the time the Merger Partner Stockholder Approval is obtained, Merger Partner may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Competing Proposal that did not result from a breach of this Section 7.9, and afford access to the business, properties, assets, books, records and personnel of Merger Partner and its Subsidiaries to such Person and its Representatives, if the Person so requesting such information or access enters into an Acceptable Confidentiality Agreement; or (B) engage or otherwise participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Competing Proposal that did not result from a breach of this Section 7.9, if and only to the extent that (I) prior to taking any action described in clause (A) or (B) directly above, the Merger Partner Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ duties under applicable Law and (II) in each such case referred to in clause (A) or (B) directly above, the Merger Partner Board has determined in good faith and after consultation with its outside legal counsel and financial advisor that such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal.

(b) No Change in Merger Partner Recommendation or Alternative Acquisition Agreement.

(i) Except as expressly permitted by this Section 7.9, the Merger Partner Board shall not:

(1) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Merger Partner Recommendation, (B) adopt, authorize, approve, recommend or otherwise declare advisable, or publicly propose to adopt, authorize, approve, recommend or otherwise declare advisable, any Competing Proposal, (C) if a Competing Proposal has been publicly announced, fail to publicly make a statement that Parent recommends against any such Competing Proposal within ten (10) Business Days after the initial request in writing by Parent following such public announcement to do so or, if requested by Parent in writing, after any material amendment, revision or change to the terms of any such previously publicly disclosed Competing Proposal have been made public (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to Parent, such recommendation against such Competing Proposal) or (D) fail to include the Merger Partner Recommendation in the Proxy Statement (any of the foregoing, a “Merger Partner Change of Recommendation”); or

(2) except as expressly permitted by, and after compliance with, Section 7.9(b)(ii), cause or permit Merger Partner or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Competing Proposal.

(ii) Notwithstanding anything to the contrary set forth in this Section 7.9, the Merger Partner Board may, prior to but not after the time the Merger Partner Stockholder Approval is obtained, (A) make a Merger Partner Change of Recommendation if an Intervening Event has occurred or (B) make a Merger Partner Change of Recommendation or authorize Merger Partner to terminate this Agreement pursuant to Section 9.3(a) to enter into a definitive written agreement with respect to a Superior Proposal if Merger Partner receives a Competing Proposal that the Merger Partner Board has determined in good faith, after consulting with its financial advisor and outside legal counsel, constitutes a Superior Proposal and, after consulting with its outside legal counsel, in each case of (A) and (B), that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law; provided that the Merger Partner Board may not take any such action unless (I) prior to making such Merger Partner Change of Recommendation or authorizing such termination to enter into a definitive written agreement with respect to such Superior Proposal pursuant to Section 9.3(a), Merger Partner provides prior written notice to Parent at least five (5) Business Days in advance (the “Notice Period”) of its intention to take such action and the basis thereof, including in the case of a Superior Proposal, the terms and conditions of such Superior Proposal, and in the case of an Intervening Event, a description of such Intervening Event, (II) during the Notice Period Merger Partner shall negotiate with Parent in good faith should Parent propose to make amendments or other revisions to the terms and conditions of this Agreement such that, in the case of a Superior Proposal, such Competing Proposal no longer constitutes a Superior Proposal and, in the case of an Intervening Event, the failure to take such action is no longer inconsistent with the directors’ fiduciary duties under applicable Law as determined in the good faith judgment of the Merger Partner Board after consulting with its outside legal counsel and (III) the Merger Partner Board has taken into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by Parent in writing prior to the end of the Notice Period and determined in good faith that, after consulting with its outside legal counsel, a failure to make such Merger Partner Change of Recommendation continues to be inconsistent with the directors’ fiduciary duties under applicable Law; it being understood that any material amendments or other material revisions to any Competing Proposal will be deemed to be a new Competing Proposal, including for purposes of the Notice Period, and any material change in the event, occurrence or facts constituting an Intervening Event shall require a new written notice to Parent and a new Notice Period; provided, however, that any such new Notice Period following any such material amendments or other material revisions to any Competing Proposal or any material change in the event, occurrence or facts constituting an Intervening Event shall be reduced to two (2) Business Days.

(c) Certain Permitted Disclosure. Nothing contained in this Section 7.9 shall prohibit Merger Partner from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure that constitutes a “stop, look and listen” communication pursuant to Section 14d-9(f) promulgated under the Exchange Act or (iii) making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or a Competing Proposal, which actions shall not constitute or be deemed to constitute a Merger Partner Change of Recommendation so long as any such disclosure does not include any statement that constitutes a Merger Partner Change of Recommendation.

(d) Notice. Merger Partner shall promptly, and in any event no later than twenty-four (24) hours, after it receives (i) any Competing Proposal or written indication by any Person that is reasonably likely to lead to a Competing Proposal, (ii) any request for non-public information relating to Parent or its Subsidiaries relating to, or from any Person that has indicated in writing that such Person is reasonably likely to make, a Competing Proposal (other than requests for information in the ordinary course of business and unrelated to a Competing Proposal) or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify Parent (which notice, if provided orally, shall be confirmed in writing) of any of the foregoing occurrences, the identity of the Person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of the material terms of such request, inquiry or Competing Proposal). Merger Partner shall keep Parent reasonably informed on a reasonably prompt basis (and in any event no later than twenty-four (24) hours) after the occurrence of any material changes or developments of the status of any such request, inquiry or Competing Proposal (including any material changes to the terms and conditions thereof and of any other material modification thereto), and any other material developments, discussions and negotiations with respect thereto

(which shall remain subject to the other obligations of Parent hereunder), including promptly furnishing copies of any written inquiries, material correspondence and draft documentation and definitive agreements. Merger Partner agrees that, subject to applicable restrictions under applicable Law, it shall promptly (and in any event, within twenty-four (24) hours after the time it is provided to any third parties), provide to Parent any non-public information concerning Merger Partner or its Subsidiaries that Merger Partner provides to any third party in connection with any Competing Proposal which was not previously provided to Parent and SpinCo.

(e) Without limiting the foregoing in this Section 7.9, it is agreed that in the event any Subsidiary, director, officer or financial advisor of Merger Partner takes any action, on behalf of Merger Partner, which, if taken by Merger Partner, would constitute a breach of this Section 7.9, and Merger Partner does not, if and to the extent possible, cure such breach within two (2) Business Days of the date on which Merger Partner obtains actual Knowledge of such breach, then Merger Partner shall be deemed to be in breach of this Section 7.9.

(f) For purposes of this Agreement:

(i) “Competing Proposal” means, other than the transactions contemplated by this Agreement, any proposal or offer from a third party relating to (A) a merger, scheme of arrangement, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, or similar transaction involving Merger Partner or (B) any acquisition (whether by merger, scheme of arrangement, consolidation, sale of assets, equity investment, joint venture or otherwise) by any Person or group (as defined in or under Section 13 of the Exchange Act) other than Merger Partner or any of its Subsidiaries, Parent, SpinCo or any Affiliate thereof, in each of cases (A) and (B) resulting in, or any proposal or offer which if consummated would result in, any Person or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power of Merger Partner Common Stock, or 20% or more of the total assets taken as a whole.

(ii) “Superior Proposal” means an unsolicited bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party which did not result from a breach of this Section 7.9, and which, in the good faith judgment of the Merger Partner Board after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of such Competing Proposal, (A) if accepted, is reasonably likely to be consummated in accordance with its terms and conditions and (B) if consummated, would result in a transaction that is more favorable to Merger Partner’s stockholders, from a financial point of view, than the Merger and the other transactions contemplated hereby, and after taking into account all adjustments or modifications to the terms and conditions thereof irrevocably agreed to in writing by Parent pursuant to Section 7.9(b) in response to such Superior Proposal.

(g) Exclusivity. Parent shall immediately cease, and shall cause its Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than Merger Partner or its Affiliates) that may be ongoing with respect to a SpinCo Proposal, or any proposal that would reasonably be expected to lead to a SpinCo Proposal, and, if as of the execution of this Agreement not already so requested, shall promptly request that each Person that has been provided with any confidential information in connection with any SpinCo Proposal prior to the date of this Agreement return or destroy, in accordance with the terms of any confidentiality agreement between Parent or its Subsidiaries and such Person, any confidential information that has been provided in any such discussions or negotiations and, if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons relating to a SpinCo Proposal. From the date hereof until the earlier to occur of (a) the termination of this Agreement pursuant to Article IX and (b) the Effective Time, Parent shall not, and shall cause its Subsidiaries and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal from or on behalf of a third party relating to any acquisition (whether by merger, purchase of Interests, purchase of assets or otherwise), exclusive license, joint venture, partnership, recapitalization, liquidation, dissolution or other transaction involving any portion of the business or assets of the SpinCo Business that, individually or in the aggregate, constitutes 20% or more of the net revenues, net income or assets of the SpinCo Business (taken as a whole) (any such proposal, a “SpinCo Proposal”), or any proposal or offer that would reasonably be expected to lead to a SpinCo Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or that could reasonably be expected to lead to, a SpinCo Proposal, or provide any information or data to any Person in connection with the foregoing, (iii) otherwise knowingly facilitate any effort or attempt to make a SpinCo Proposal or (iv) resolve or agree to do any of the foregoing; provided, that nothing in this Section 7.9(g) shall limit Parent’s ability to pursue or engage in any transaction relating to substantially all of the business of Parent and its Subsidiaries, taken as a whole (as opposed to solely the SpinCo Business), so long as such transaction (x) would not reasonably be expected to impact in any material and adverse manner the SpinCo Entities or SpinCo Business and (y) would not reasonably be expected to interfere with, prevent or materially impair or delay Parent’s ability to comply with its obligations hereunder and under the Separation and Distribution Agreement or to consummate the transactions contemplated hereby or by the Separation and Distribution Agreement.

SECTION 7.10. Public Announcements. Merger Partner, Parent, SpinCo and Merger Sub shall use their reasonable best efforts to consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release (a) as Merger Partner, SpinCo or Parent may reasonably determine is required by applicable Law, court process or any obligations pursuant to any listing agreement with or rule of the NYSE or other applicable stock exchange or as Merger Partner, SpinCo and Parent deems necessary or advisable to comply with their respective SEC filing obligations or (b) that is consistent with the previous public statements or press releases made jointly by the Parties in investor conference calls, SEC filings or other documents approved by the Parties, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation. Without limiting the obligations set forth in Section 7.10, Merger Partner shall not be required, however, to consult with or obtain any consent from Parent or SpinCo before issuing any press release or filing or making any other public statement with respect to a Merger Partner Change of Recommendation.

SECTION 7.11. Expenses.

(a) Except as otherwise expressly provided in the Separation and Distribution Agreement or this Agreement, including this Section 7.11, all Expenses incurred by the Parties shall be borne solely by the Party that has incurred such Expenses, whether or not the Merger is consummated.

(b) If the Merger is consummated in accordance with the terms and conditions of this Agreement, (i) all Expenses of printers utilized by the Parties in connection with printing and mailing the SpinCo Registration Statements, the Proxy Statement and, if applicable, the Schedule TO (“Printing Fees”), (ii) all SEC filing fees relating to the transactions contemplated by this Agreement (“SEC Filing Fees”), (iii) all filing fees payable to any Governmental Authority with respect to the filings of any required notices under the HSR Act or other Competition Law or Foreign Investment Law, including in connection with the Requisite Regulatory Approvals or any other regulatory approvals (“Regulatory Filing Fees”), (iv) all Expenses relating to a transfer or conveyance of any Asset or acceptance or assumption of any Liability pursuant to Sections 2.1(a), 2.1(b), 2.1(c) and 2.1(d) of the Separation and Distribution Agreement, in each case, which would have been a SpinCo Transaction Expense pursuant to the Separation and Distribution Agreement if incurred at or prior to the Closing, shall be borne 100% by Parent, and (v) all Commitment Fees, in each case, shall be borne 100% by SpinCo; provided, that, solely for administrative convenience, Parent directs Merger Partner to, and Merger Partner agrees it shall, make a cash payment equal to 100% of the aggregate amount of the Commitment Fees then outstanding on behalf of SpinCo to the applicable recipient on the date and solely to the extent that each such Commitment Fee becomes due and payable.

(c) In the case of a termination of this Agreement by Parent or Merger Partner for any reason pursuant to Article IX, (i) all Printing Fees, (ii) all SEC Filing Fees, (iii) all Regulatory Filing Fees and (iv) all Commitment Fees, in each case, shall be borne equally by Parent and Merger Partner; provided, however, that (A) in the case of a termination of this Agreement by Merger Partner pursuant to Section 9.3(b), all Printing Fees, all SEC Filing Fees, all Regulatory Filing Fees and all Commitment Fees, in each case, shall be borne 100% by Parent and (B) in the case of a termination of this Agreement by Parent pursuant to Section 9.4(b), all Printing Fees, all SEC Filing Fees, all Regulatory Filing Fees and all Commitment Fees, in each case, shall be borne 100% by Merger Partner.

SECTION 7.12. Section 16 Matters. Prior to the Effective Time, Merger Partner and SpinCo shall take all such steps as may be required to cause any dispositions of Merger Partner Common Stock (including derivative securities with respect to Merger Partner Common Stock) or acquisitions of SpinCo Shares (including derivative securities with respect to SpinCo Shares), in each case resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Merger Partner or SpinCo immediately prior to the Effective Time or will become subject to such reporting obligations, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.

SECTION 7.13. Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent or SpinCo, directly or indirectly, the right to control or direct Merger Partner’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Merger Partner, directly or indirectly, the right to control or direct the operations of the SpinCo Business prior to the Effective Time. Prior to the Effective Time, each of Parent, SpinCo and Merger Partner shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

SECTION 7.14. SpinCo Share Issuance. Prior to the Distribution, SpinCo will take all actions necessary to authorize the issuance to Parent shareholders and Merger Partner stockholders of a number of SpinCo Shares to be made on the Distribution Date at the Effective Time which will equal the number of SpinCo Shares entitled to be received by Parent shareholders in the Distribution in accordance with the terms of the Separation and Distribution Agreement and the SpinCo Shares to be received in exchange for Merger Partner Common Stock in connection with the Merger. Each of Parent and SpinCo shall effect such amendments, filings or other actions with respect to its respective Organizational Documents as are necessary to effect the Distribution and the SpinCo Share Issuance in accordance with the terms of this Agreement.

SECTION 7.15. Exchange Offer. If Parent consummates the Exchange Offer and Parent’s shareholders subscribe for less than all of the SpinCo Shares in the Exchange Offer, Parent shall distribute, pro rata to its shareholders, any unsubscribed SpinCo Shares on the Distribution Date immediately following the consummation of the Exchange Offer so that Parent will be treated for U.S. federal income Tax purposes as having distributed all of the SpinCo Shares to its shareholders.

SECTION 7.16. Financials.

(a) As promptly as practicable following the date hereof (and in any event no later than August 1, 2026, with Parent using reasonable best efforts to deliver no later than July 22, 2026), Parent shall deliver to Merger Partner the following audited combined financial statements for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statements, for SpinCo: the balance sheets as of December 31, 2023, 2024 and 2025 and the related statements of income, comprehensive income, equity and cash flows for the fiscal years ended December 31, 2023, 2024, and 2025, in each case accompanied by a report, without qualification or exception thereto, satisfying the requirements of Regulation S-X of the independent registered public accounting firm for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statements, for SpinCo (collectively, the “Initial SpinCo Audited Financial Statements,” and the date on which Parent delivers to Merger Partner the Initial SpinCo Audited Financial Statements, the “Initial SpinCo Audited Financial Statements Delivery Date”). In the event that the Closing Date is after the end of the fiscal year ending December 31, 2026, Parent shall deliver to Merger Partner as promptly as practicable (but in any event by no later than 68 days, with Parent using reasonable best efforts to deliver no later than 60 days, after the end of such fiscal year), the audited combined financial statements for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statements, for SpinCo as of the end of, and for, such fiscal year consisting of the balance sheets as of the end of December 31, 2025 and 2026 and the statements of income, comprehensive income, equity and cash flows for the fiscal years ended December 31, 2024, 2025, and 2026, in each case accompanied by a report, without qualification or exception thereto, satisfying the requirements of Regulation S-X of the independent registered public accounting firm for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statements, for SpinCo (together with the Initial SpinCo Audited Financial Statements, the “SpinCo Audited Financial Statements”). Parent shall provide Merger Partner with a reasonable opportunity to review preliminary drafts of the SpinCo Audited Financial Statements in advance of delivery pursuant to this Section 7.16(a).

(b) For the quarterly period ending June 30, 2026 and each subsequent quarterly period ending prior to the Closing Date, other than any calendar quarter ending December 31 (each, an “Interim Financial Period”), Parent shall deliver to Merger Partner the combined unaudited financial statements of the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statements, for SpinCo as of the end of, and for, such Interim Financial Period (the “SpinCo Interim Financial Statements”) consisting of the combined balance sheets as of the end of such Interim Financial Period and combined statements of income, comprehensive income and cash flows for such Interim Financial Period (and the portion of the fiscal year then ended) and the corresponding period of the prior fiscal year, which will have been reviewed by the independent registered public accounting firm for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statements, for SpinCo as provided in AS 4105, Interim Financial Information. The SpinCo Interim Financial Statements will be delivered as promptly as practicable following the end of the corresponding Interim Financial Period but no later than 45 days after the end of such Interim Financial Period; provided that in no event shall Parent be required to deliver any SpinCo Interim Financial Statements prior to the Initial SpinCo Audited Financial Statements Delivery Date.

(c) In the event that the Closing Date is 60 days or more after the end of the fiscal year ending December 31, 2026, Merger Partner shall deliver to Parent as promptly as practicable (but in any event by no later than 60 days after the end of such fiscal year), the audited combined financial statements for Merger Partner as of the end of, and for, such fiscal year consisting of the balance sheets as of the end of such fiscal years and the statements of income, comprehensive income, equity and cash flows for such fiscal years as are required under Regulation S-X, in each case accompanied by a report satisfying the requirements of Regulation S-X of the independent registered public accounting firm for Merger Partner (the “Merger Partner Audited Financial Statements”).

(d) For each Interim Financial Period, Merger Partner shall deliver to Parent the combined unaudited financial statements of Merger Partner as of the end of, and for, such Interim Financial Period (the “Merger Partner Interim Financial Statements”) consisting of the combined balance sheets as of the end of such Interim Financial Period and combined statements of income, comprehensive income and cash flows for such Interim Financial Period (and the portion of the fiscal year then ended) and the corresponding period of the prior fiscal year, which will, if such financial statements are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statements, have been reviewed by the independent registered public accounting firm for Merger Partner as provided in AS 4105, Interim Financial Information. The Merger Partner Interim Financial Statements will be delivered as promptly as practicable following the end of the corresponding Interim Financial Period but no later than 45 days after the end of such Interim Financial Period.

SECTION 7.17. Transaction Documents. Merger Partner shall, or shall cause its applicable Subsidiaries to, execute and deliver to Parent at or prior to the Closing each of the Transaction Documents to which it is or will be a party at the Effective Time. Parent and SpinCo shall, or shall cause their applicable Subsidiaries to, execute and deliver to Merger Partner at or prior to the Closing each of the Transaction Documents to which it is or will be a party at the Effective Time.

SECTION 7.18. Confidentiality. The terms of the Confidentiality Agreement are incorporated herein by reference and shall continue in full force and effect and shall survive the Closing and remain in full force and effect until their expiration in accordance with the Confidentiality Agreement; provided, however, that, upon the Closing the confidentiality obligations of Merger Partner contained in the Confidentiality Agreement shall terminate in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the SpinCo Business. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

SECTION 7.19. Royal Precision Purchase Agreement. In connection with the Closing, Parent shall cause Eaton Ohio to sell, assign, transfer and convey to Merger Partner, and Merger Partner shall purchase and acquire from Eaton Ohio, the Royal Precision Equity Interests upon the terms and subject to the conditions of the Royal Precision Purchase Agreement. The Parties shall or shall cause their applicable Subsidiaries to enter into such transfer documents as may be required pursuant to applicable Law to effect the transactions contemplated by the Royal Precision Purchase Agreement.

SECTION 7.20. Further Actions. Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law to execute and deliver the Transaction Documents and such other documents and other papers as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement and the Separation and Distribution Agreement. Subject to the applicable terms of the Separation and Distribution Agreement and each other Transaction Document, from time to time after the Closing, without additional consideration, each Party shall, and shall cause its Subsidiaries to, execute and deliver such further instruments and take such other action as may be necessary or is reasonably requested by another Party hereto to make effective the transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents. Prior to the Closing, (i) SpinCo shall not terminate or assign the Separation and Distribution Agreement, consent to any amendment or modification of any provision of the Separation and Distribution Agreement or any Exhibit or Schedule thereto or waive compliance with any of the agreements or conditions contained in the Separation and Distribution Agreement, in each case, without the prior written consent of Merger Partner; and (ii) any consent, approval, authorization or similar action to be taken by SpinCo under the Separation and Distribution Agreement or other Transaction Document shall be subject to the prior written consent of Merger Partner (it being understood that, if any such matter is subject to a “not unreasonably withheld” or similar standard, such standard shall be applicable to such consent requirement by Merger Partner).

SECTION 7.21. Transaction Litigation. Merger Partner shall promptly notify Parent of, and keep Parent apprised in the defense of, any Action brought by stockholders of Merger Partner or in the name of Merger Partner against Merger Partner or its directors relating to the transactions contemplated by this Agreement, including the Merger, following Merger Partner becoming aware of any such Action; provided that prior to the Effective Time, Merger Partner shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) to the extent (a) such Action includes Parent or any of its Subsidiaries (other than the SpinCo Entities), directors or officers as named defendants or (b) such compromise, settlement or arrangement would reasonably be expected to have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner.

SECTION 7.22. Employee Benefits.

(a) The Parties agree that SpinCo Employees and the employees of Merger Partner, who, in each case, continue to remain employed following the Effective Time (together, the “Continuing Employees”) shall, during the period commencing at the Effective Time and ending on (x) December 31, 2027, if the Closing Date is on or before April 1, 2027 or (y) the 12-month anniversary of the Closing Date, if the Closing Date is after April 1, 2027 (or, in each case of clauses (x) and (y), if earlier, the employment termination date of such Continuing Employee), be provided with (A) a base salary or base hourly wage rate, as applicable, that is no less favorable than the base salary or base hourly wage rate, as applicable, provided to such Continuing Employee immediately prior to the Effective Time, (B) target annual cash bonus that are no less favorable than the target annual cash bonus provided to such Continuing Employee immediately prior to the applicable Effective Time, (C) long-term incentive opportunities that are no less favorable than those provided to similarly situated employees of Merger Partner and (D) with respect to all other compensation and benefits (including health and welfare benefits, defined contribution retirement benefits, paid time off and any other compensation or benefits, but excluding defined benefit pension, post-employment welfare benefits, equity-based compensation, voluntary nonqualified deferred compensation, fringe benefits, perquisites and change of control, retention or other one-time awards) each Continuing Employee shall be eligible to participate in such plans, programs, policies and arrangements as may be established, maintained or designated by Surviving Corporation or its Affiliates from time to time, which may include plans, programs, policies and arrangements of SpinCo, Merger Partner or any of their respective Affiliates (whether in effect prior to, at or after the Effective Time) that are substantially similar in the aggregate to the compensation and benefits (subject to the same exclusions) provided to such Continuing Employees immediately prior to the Closing Date. The Parties agree that Continuing Employees shall, during the period commencing at the Effective Time and ending on the 12-month anniversary of the Closing Date (or, if earlier, the employment termination date of such Continuing Employee), be provided with the severance payments and benefits applicable to such Continuing Employee immediately prior to the applicable Effective Time subject to the execution of a release of claims.

(b) With respect to any Benefit Plan in which any Continuing Employee first becomes eligible to participate on or after the Effective Time, each Party shall: (i) use reasonable best efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any of its group health plans to be waived with respect to the other Party’s Continuing Employees and their eligible dependents, (ii) use reasonable best efforts to the extent administratively practicable, give the other Party’s Continuing Employees credit for the plan year in which the applicable Effective Time occurs (or the plan year in which the Continuing Employee first becomes eligible to participate in the applicable Benefit Plan, if later) towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred during the plan year but prior to the Effective Time (or eligibility date, as applicable), for which payment has been made and (iii) give the other Party’s Continuing Employees service credit for such Continuing Employee’s employment with the other Party for purposes of vesting, benefit accrual and eligibility to participate under each applicable Benefit Plan, as if such service had been performed with such Party, except (A) for benefit accrual under defined benefit pension plans, (B) for purposes of qualifying for subsidized early retirement benefits (unless otherwise required under applicable Law), (C) under any plan that is frozen, grandfathered or closed to new participants, or (D) to the extent it would result in a duplication of benefits.

(c) From the date hereof through the Closing Date, neither Party nor its Subsidiaries shall make any material written communications to its own employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement without first providing the other Party with a copy of the intended communication and a reasonable period of time to review and comment on such communication, with any reasonable comments to be considered in good faith.

(d) To the extent that (i) applicable Law of any jurisdiction, or (ii) any applicable Collective Bargaining Agreement or other applicable agreement with a works council or economic committee would require the Surviving Corporation to provide any terms of employment to any Continuing Employee that are more favorable than those otherwise provided for herein, then the Surviving Corporation will provide such Continuing Employee with such more favorable terms. Prior to the Closing, Parent shall and shall cause its Affiliates (including SpinCo) to fully and timely satisfy any notice, information, consultation or bargaining obligations owed to the SpinCo Employees or their representatives with respect to the transactions contemplated by this Agreement under applicable Law and any Collective Bargaining Agreement or other agreement with an employee representative body and Merger Partner and its Affiliates shall reasonably cooperate with respect to the foregoing. Prior to the Closing, Merger Partner shall and shall cause its Affiliates to fully and timely satisfy any notice, information, consultation or bargaining obligations owed to the Merger Partner Service Providers or their representatives with respect to the transactions contemplated by this Agreement under applicable Law and any Collective Bargaining Agreement or other agreement with an employee representative body and Parent and its Affiliates shall reasonably cooperate with respect to the foregoing.

(e) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent any Party from amending or terminating any of their respective Benefit Plans in accordance with their terms, (iii) prevent any Party, after the applicable Effective Time, from terminating the employment of any Continuing Employee or (iv) create any third-party beneficiary rights in any Merger Partner Service Provider or SpinCo Service Provider,

any beneficiary or dependent thereof, or any collective bargaining representative thereof, in connection with or arising out of this Agreement and the transactions contemplated by this Agreement, including with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by any Party or under any Benefit Plan which any Party may maintain.

(f) Parent shall provide Merger Partner with updated versions of the SpinCo Employee List no less than five (5) days prior to the Closing or upon Merger Partner’s reasonable request (provided that Parent shall not be required to provide an updated version of the SpinCo Employee List more than three (3) times in the aggregate between the date hereof and the Closing). Parent shall update the SpinCo Employee List to add any information that was restricted by applicable Law as soon as reasonably practicable following the Closing in accordance with applicable Law.

(g) Merger Partner agrees to take the actions set forth on Section 7.22(g) of the Merger Partner Disclosure Letter.

SECTION 7.23. Separation and Distribution Agreement Release. Following the Effective Time, Merger Partner shall not make, and shall not permit any member of the Merger Partner Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Parent or any member of the Parent Group, or any other Person released pursuant to Section 5.1(a) of the Separation and Distribution Agreement, with respect to any Liabilities released pursuant to Section 5.1(a) of the Separation and Distribution Agreement.

SECTION 7.24. Transfer Taxes. All sales, use, privilege, transfer (including real property transfer), intangible, recordation, registration, documentary, stamp, duty or similar Taxes (“Transfer Taxes”) imposed on, by account of, or with respect to the Merger shall be borne by the party on whom such Transfer Taxes are imposed. Parent, SpinCo and Merger Partner shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes.

SECTION 7.25. Obligations of Merger Sub and SpinCo. Parent shall take all action necessary to cause SpinCo and Merger Sub to perform its obligations and take any actions contemplated or required under this Agreement or the Separation and Distribution Agreement, in each case to the extent arising prior to the Effective Time, to consummate the transactions contemplated hereby and thereby, including the Merger, the Restructuring and the Distribution, upon the terms and subject to the conditions set forth in this Agreement and the Separation and Distribution Agreement.

SECTION 7.26. Sole Shareholder Approvals. No later than twenty-four (24) hours after the execution of this Agreement, (a) the sole stockholder of Merger Sub will deliver the Merger Sub Approval and (b) the sole stockholder of SpinCo will deliver the SpinCo Shareholder Approval.

SECTION 7.27. Financing.

(a) Each of SpinCo (or, if applicable, any SpinCo Subsidiary party to the Debt Commitment Letter) and Merger Partner shall use its respective reasonable best efforts to (i) maintain in effect, until the earlier of the funding of the Financing (in an amount sufficient to fund the sum of the SpinCo Payment and the amount required to consummate the refinancing of outstanding indebtedness of Merger Partner under the Existing Credit Agreement and the Merger Partner Notes (and/or any short-term refinancing thereof) (the “Merger Partner Refinancing”) and to pay all related Expenses in each case pursuant to the Debt Commitment Letter) or the effectiveness of the Financing Agreements, the commitment letter, dated as of the date this Agreement (including: (A) all exhibits, schedules, annexes and amendments to such agreement in effect as of the date hereof; and (B) any associated fee letters and engagement letters (together, as amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement and thereof, the “Debt Commitment Letter”)), from the financing sources party thereto (together with all additional lenders, agents and financing sources added to the Debt Commitment Letter, the “Lenders”), pursuant to which, among other things, the Lenders have committed to provide SpinCo (or, if applicable, any SpinCo Subsidiary party to the Debt Commitment Letter) and Merger Partner with debt financing, as applicable, in the amounts set forth therein (the debt financing contemplated by the Debt Commitment Letter, together with any amendment, modification, supplement, restatement, substitution or waiver thereof in accordance with the terms of this Agreement, including any permanent term loan facility and/or registered or Rule 144A offering or other private placement of senior unsecured notes in lieu of any portion thereof, being referred to as the “Financing”), (ii) comply with the obligations that are set forth in the Debt Commitment Letter that are applicable to SpinCo (or, if applicable, any SpinCo Subsidiary party to the Debt Commitment Letter) or Merger Partner, as applicable, and satisfy on a timely basis all conditions precedent in the Debt Commitment Letter that are within the control of SpinCo (or, if applicable, any SpinCo Subsidiary party to the Debt Commitment Letter) or Merger Partner, as applicable, (iii) fully enforce the rights of SpinCo (or, if applicable, any SpinCo Subsidiary party to the Debt Commitment Letter) and Merger Partner, as applicable, under the Debt Commitment Letter and (iv) assist with the renewal, replacement, backstopping, cash collateralization, termination or other similar customary arrangements in connection with any outstanding letters of credit, bank guarantees, performance bonds or similar instruments for the account of SpinCo and its Subsidiaries at or prior to Closing as may be reasonably requested by Merger Partner in connection with the Merger.

(b) In the event any funds in the amounts set forth in the Debt Commitment Letter or the Financing Agreements, or any portion thereof, become unavailable on the terms and conditions (including any “flex” or “securities demand” provisions) contemplated in the Debt Commitment Letter or the Financing Agreements, Parent, SpinCo and Merger Partner shall, and shall cause its respective Subsidiaries to, use reasonable best efforts to arrange to obtain promptly any such portion from the same or alternative sources, in an aggregate amount sufficient, when added to the portion of the Financing that is available, to allow SpinCo to make the SpinCo Payment and Merger Partner to consummate the Merger Partner Refinancing (the “Alternative Financing”), and to obtain a new financing commitment that provides for such Alternative Financing; provided, that (i) the terms of the Alternative Financing shall (A) be consistent with the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as reasonably determined by Parent and Merger Partner in good faith), (B) be customary and reasonable in light of then-prevailing market terms and (C) not contain any conditions to the consummation of such Alternative Financing that are more onerous than the conditions set forth in the Debt Commitment Letter as in effect on the date hereof, (ii) the terms and conditions of the Alternative Financing shall not be materially less favorable (a) with respect to final stated maturity, “all in yield”, interest rate margin or mandatory prepayment provisions or (b) otherwise, taken as a whole, to SpinCo or

Merger Partner than those in the Debt Commitment Letter as in effect on the date hereof and (iii) none of SpinCo, Merger Partner or any of their respective Affiliates shall agree (without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed)) to any Alternative Financing that would result in the payment of fees or interest rates applicable to the Financing in excess of those contemplated by the Debt Commitment Letter. It is understood and agreed that references herein to (x) the Financing shall include any Alternative Financing and (y) the Debt Commitment Letter or the Financing Agreements shall include the commitment letter and definitive agreements, as applicable, in each case relating to any Alternative Financing.

(c) Each of SpinCo and Merger Partner shall give the other Party prompt written notice upon it obtaining Knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Debt Commitment Letter or the Financing Agreements, (ii) any actual or threatened withdrawal, repudiation or termination of the Financing by any party to the Debt Commitment Letter or the Financing Agreements and (iii) any material dispute or disagreement between or among any of the parties to the Debt Commitment Letter or Financing Agreements; provided that in no event shall SpinCo or Merger Partner be under any obligation to disclose any information pursuant to clauses (i), (ii) or (iii) that would waive the protection of attorney-client or similar privilege if SpinCo or Merger Partner shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege. Neither SpinCo nor Merger Partner shall, without the prior written consent of the other Party, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Debt Commitment Letter.

(d) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of Parent, SpinCo and Merger Partner shall, and shall cause its respective Subsidiaries and its respective Representatives to, cooperate and use reasonable best efforts to cause the arrangement and consummation of the Financing, including, as applicable, by: (i) negotiating definitive agreements with respect thereto, on the terms and conditions (including any “flex” or “securities demand” provisions) contained in the Debt Commitment Letter or on such other terms as are reasonably acceptable to Parent, SpinCo and Merger Partner and that are not materially less favorable in the aggregate to SpinCo or Merger Partner than those in the Debt Commitment Letter as in effect on the date hereof (the “Financing Agreements”); (ii) participation in, and assistance with, the marketing efforts related to the Financing, including causing its respective management team, with appropriate seniority and expertise, and other representatives and advisors to assist in preparation for and to participate in a reasonable number of meetings, conference calls, road shows, presentations, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with the Lenders, Lender Related Parties and rating agencies, in each case, upon reasonable notice and at agreeable dates and times mutually agreed between Parent, SpinCo and Merger Partner, provided that any such meeting or communication may be conducted virtually by videoconference or other media; (iii) delivering to the Lenders as promptly as reasonably practicable, and in any event at least four (4) Business Days prior to the Closing Date, of documentation and other information reasonably requested by the Lenders with respect to applicable “know-your-customer” and anti-money laundering rules and regulations at least nine (9) Business Days before the Closing Date; (iv) as promptly as reasonably practicable after the date hereof, providing (A) such information regarding the SpinCo Business and as is customary in connection with the Financing and (B) the following financial statements and other information: (x) with respect to the SpinCo Business, financial statements for an acquired business, management’s discussion and analysis of financial condition and results of operations, business and other financial data of the type customarily included in offering memoranda, private placement memoranda, prospectuses and similar documents, to consummate a registered or Rule 144A offering of senior unsecured notes (with the exception of a consolidating footnote to the financial statements for guarantors’ and non-guarantors’ financial information, as such information may be expressed in the body of the relevant disclosure document with disclosure customary for a Rule 144A offering, as applicable), (y) financial information of the SpinCo Business and Merger Partner and its Subsidiaries necessary for Parent, SpinCo and Merger Partner to prepare pro forma financial statements for such periods and as may be required by the SEC and applicable Law or customarily included in offering memoranda, private placement memoranda, prospectuses and similar documents, to consummate a Rule 144A offering of senior unsecured notes, including any pro forma financial information as may be required in connection with any Financing, prepared after giving effect to the transactions contemplated by this Agreement, the Separation Agreement and the Financing Agreements, which need not include adjustments for purchase accounting (including adjustments of the type contemplated by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (formerly SFAS 141R)) and (z) the financial information required by paragraph 3 of Exhibit B of the Debt Commitment Letter (subclauses (x) through (z) collectively, the “Required Financial Statements”) and such other pertinent and customary financial information with respect to the SpinCo Business and Merger Partner and its Subsidiaries as may be reasonably requested by Parent, SpinCo or Merger Partner to consummate the Financing to the extent that such information is of the type and form customarily included in a bank information memoranda or an offering memorandum with respect to a high yield debt securities, as applicable; (v) assisting the Lender Related Parties in the preparation of (A) syndication documents and materials, including bank information memoranda (confidential and public), lender and investor presentations, offering memoranda, exchange offer documentation, private placement memoranda, prospectuses and similar documents (including, in each case, using reasonable best efforts to procure permission for the use of industry reports and data referenced therein) for the Financing as applicable and (B) materials for rating agency presentations, and similar documents in connection with the Financing, and assisting with the identification of any portion of the information contained therein relating to such Person that constitutes “material non-public information” of such Person, including providing reasonable and customary authorization letters to the Lenders authorizing the distribution of information to prospective lenders and other financing sources and containing customary 10b-5 representations and a customary representation that the public side versions of such documents, if any, do not include material non-public information about the SpinCo Business, Merger Partner or its Subsidiaries or their respective securities and as to the accuracy of the information relating to the SpinCo Business and Merger Partner and its Subsidiaries contained therein; (vi) causing the taking of corporate actions reasonably necessary to permit the completion of the Financing and executing and delivering, effective as of, and subject to the occurrence of, the Effective Time, customary pledge and security documents and certificates, documents and instruments relating to guarantees, collateral and other matters ancillary to the Financing, and otherwise facilitating the granting of security interests (and perfection thereof) and the pledging of collateral and the providing of guarantees, in each case, pursuant to the Financing Agreements; (vii) requesting that its independent accountants provide, and using reasonable best efforts to cause them to provide (including by delivering customary representation letters), customary comfort letters

(including “negative assurance” comfort), customary agreed upon procedures letters (if required) and unqualified consents for use of their reports, on customary terms and consistent with customary practice in connection with the Financing; (viii) cooperating with any customary due diligence requests by the Lender Related Parties and their respective legal counsel; (ix) promptly upon becoming aware of any such new or revised information, updating any information provided by or on behalf of it, to ensure that such information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading and (x) consulting in good faith on the terms and conditions of the Financing.

(e) Notwithstanding anything to the contrary in this Section 7.27, (i) no action contemplated in this Section 7.27 shall be required if any such action shall: (A) require Parent or any of its Subsidiaries (other than SpinCo and its Subsidiaries) to be an issuer of or borrower under the Financing, (B) require any of Parent, SpinCo or Merger Partner, or any of their respective Subsidiaries, or any of the foregoing’s respective Representatives, to provide (or to have provided on its behalf) any certificates, legal opinions or negative assurance letters (other than (x) in the case of SpinCo, Merger Partner or their respective Subsidiaries, certificates, opinions, letters or other documentation delivered at the applicable pricing or closing of the Financing and (y) by delivering customary representation letters to its independent accounts as required in connection with subclause (d)(vii) above); (C) cause any director, officer or employee of Parent, SpinCo or Merger Partner, or any of their respective Subsidiaries, to incur any personal liability; (D) require Parent, SpinCo or Merger Partner, or any of their respective Subsidiaries, to execute and deliver any pledge or security documents or certificates, documents or instruments relating to the provision of collateral in connection with the Financing other than those related to SpinCo, Merger Partner and their respective Subsidiaries that shall not become effective until after the Distribution or the Effective Time, as the case may be, in each case in accordance with the Debt Commitment Letter and the Financing Agreements; (E) without limiting clauses (B) and (D) above, require Parent to execute and deliver any documentation related to the Financing other than (i) documentation executed and delivered by SpinCo and its Subsidiaries and (ii) customary comfort letters executed and delivered by Parent’s accountants (and customary representation letters related thereto executed and delivered by Parent, SpinCo or Merger Partner, or any of their respective Subsidiaries); (F) (1) jeopardize (in Parent’s or SpinCo’s reasonable determination) any attorney-client privilege of Parent, SpinCo or any of their respective Subsidiaries (in which case Parent, SpinCo and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize (in Merger Partner’s reasonable determination) any attorney-client privilege of Merger Partner or any of its Subsidiaries (in which case Merger Partner and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); (G) unreasonably interfere with the ongoing operations of the business of Parent, SpinCo or Merger Partner, or any of their respective Subsidiaries; or (H) result in a material violation or breach of, or a default under, the Organizational Documents of Parent, SpinCo or Merger Partner, or any of their respective Subsidiaries, or any applicable Law.

(f) The Commitment Fees, whether incurred prior to or subsequent to Closing shall be borne by the Party or Parties responsible therefor pursuant to Section 7.11. To the extent required by Section 7.11, each of Merger Partner and Parent shall, and shall cause its Subsidiaries to promptly upon request by the other Party, reimburse such Party or any of its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by Parent, SpinCo or any of their respective Subsidiaries (including the SpinCo Subsidiaries) in connection with cooperation provided for in this Section 7.27. Merger Partner shall indemnify, defend and hold harmless Parent, its Subsidiaries and their respective Representatives from and against any and all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) suffered or incurred by them in connection with any information provided by or on behalf of Merger Partner or its Subsidiaries utilized in connection with the provision of assistance pursuant to this Section 7.27, except, in each case, (i) in instances of gross negligence or willful misconduct on the part of Parent, its Subsidiaries and their respective Representatives (as determined in a final and nonappealable judgment) and (ii) with respect to any material misstatement or omission in information provided hereunder by any of the foregoing persons. Parent shall indemnify, defend and hold harmless Merger Partner, its Subsidiaries and their respective Representatives from and against any and all Costs suffered or incurred by them in connection with any information provided by or on behalf of Parent or its Subsidiaries utilized in connection with the provision of assistance pursuant to this Section 7.27, except, in each case, (i) in instances of gross negligence or willful misconduct on the part of Merger Partner, its Subsidiaries and their respective Representatives (as determined in a final and nonappealable judgment) and (ii) with respect to any material misstatement or omission in information provided hereunder by any of the foregoing persons. Any amount to be paid or reimbursed by Merger Partner or Parent, as applicable, pursuant to this Section 7.27 shall be paid or reimbursed within thirty days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(g) All non-public or otherwise confidential information regarding the SpinCo Business obtained by Merger Partner or its Representatives pursuant to this Section 7.27 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Parent and Merger Partner (or their respective Affiliates), Parent agrees that Merger Partner may share information with respect to SpinCo and the SpinCo Business (i) with the Lenders, and that Merger Partner and such Lenders may share such information with potential financing sources in connection with any marketing efforts for the Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Merger Partner or any of its Subsidiaries pursuant to this Section 7.27, agree to customary confidentiality arrangements, including “click through” confidentiality agreements or confidentiality provisions contained in customary bank books and offering memoranda or (ii) insofar as is necessary to comply with all applicable disclosure laws and regulations in connection with any offering of securities in connection with the Financing.

(h) All non-public or otherwise confidential information regarding Merger Partner and its Subsidiaries obtained by Parent, SpinCo or their respective Representatives pursuant to this Section 7.27 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Parent or SpinCo, on the one hand, and Merger Partner, on the other hand (or their respective Affiliates), Merger Partner agrees that Parent and SpinCo may share information with respect to Merger Partner and its Subsidiaries (i) with the Lenders, and that Parent, SpinCo and such Lenders may share such information with potential financing sources in connection with any marketing efforts for the Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Parent, SpinCo or any of their respective Subsidiaries pursuant to this Section 7.27, agree to customary confidentiality arrangements, including “click through” confidentiality agreements or confidentiality provisions contained in customary bank books and offering memoranda or (ii) insofar as is necessary to comply with all applicable disclosure laws and regulations in connection with any offering of securities in connection with the Financing, in which event, Parent and SpinCo shall inform Merger Partner as promptly as practicable.

(i) Notwithstanding anything contained in this Agreement to the contrary, the Parties expressly acknowledge and agree that their obligations under this Agreement are not conditioned in any manner upon obtaining the Financing or any other financing (including any Alternative Financing).

(j) The Parties agree notwithstanding anything to the contrary contained herein, that decisions as to the terms and provisions of any Financing in lieu of the debt financing contemplated by the Debt Commitment Letter on the date hereof to be incurred by SpinCo (or any Subsidiary thereof) shall be made solely by Merger Partner, in consultation with SpinCo; provided that (i) all engagement letters, fee letters and definitive documentation related to such Financing, and the implementation of such Financing, shall (x) be consistent with the Intended Tax Treatment and not impede or prevent the delivery of the Parent Tax Opinions, and (y) be provided in draft form to SpinCo and its counsel prior to their distribution to any lender or counsel to any lender and in any event reasonably in advance of the execution thereof, and SpinCo and its counsel shall be afforded the right to comment thereon and all such comments shall be considered in good faith by Merger Partner and its counsel and (ii) SpinCo will have consent rights (such consent not to be unreasonably withheld, delayed or conditioned) solely with respect to any terms and conditions of such Financing that would reasonably be expected to be material and adverse to Parent or its Subsidiaries.

SECTION 7.28. Merger Partner Existing Credit Agreement. Merger Partner shall use reasonable best efforts to (i) obtain a customary pay-off letter (in form and substance reasonably acceptable to Parent) (the “Merger Partner Payoff Letter”) and customary release documentation for the release of all Liens related to, and the prepayment, payoff, discharge and termination in full of all obligations outstanding under, the Credit and Guaranty Agreement, dated as of June 9, 2016 (as amended by Amendment No. 1, dated as of August 17, 2017, Amendment No. 2, dated as of February 28, 2019, Amendment No. 3, dated as of August 30, 2019, Letter Amendment, dated as of November 22, 2019, Amendment No. 4, dated as of April 16, 2020, Letter Amendment, dated as of June 30, 2020, Amendment No. 5, dated as of March 25, 2021, Amendment No. 6 dated as of March 14, 2023, Amendment No. 7 dated as of July 31, 2025 and as further amended, supplemented or otherwise modified prior to the date hereof and after the date hereof in a manner not prohibited hereby, the “Existing Credit Agreement”) between Merger Partner, Dana International Luxembourg S.à r.l., a private limited liability company, the guarantors party thereto from time to time, the financial institutions and other institutional lenders party thereto from time to time, and Citibank, N.A., as the administrative agent and collateral agent, (ii) provide Parent with a copy of such Merger Partner Payoff Letter at least two (2) Business Days prior to the Closing Date and (iii) give (by the date required under the Existing Credit Agreement) any necessary notices (including notices of prepayment) to allow for the prepayment, payoff, discharge and termination in full of the Existing Credit Agreement at the Closing.

SECTION 7.29. Merger Partner Notes. Prior to the Closing Date, Merger Partner shall use its reasonable best efforts to take all actions as may be required in connection with the Transactions in accordance with, and subject to the terms of, the applicable provisions of the indentures governing the Merger Partner Notes. Merger Partner shall give Parent a reasonable opportunity to review any notice to noteholders or offer to purchase in connection with the foregoing prior to such notice or document being delivered to the applicable trustee or noteholders and shall in good faith consider any comments and reasonable changes requested by Parent or its counsel to such documents; provided that Merger Partner shall make any change requested by Parent in good faith to the extent such information relates to the Parent unless otherwise agreed between Parent and Merger Partner.

SECTION 7.30. Resignations. Parent and SpinCo shall use reasonable best efforts to obtain and deliver to Merger Partner, at or prior to the Effective Time, the resignation of each officer and director of SpinCo, except for any such officer or director who is to continue as an officer or director of SpinCo following the Effective Time pursuant to this Agreement.

SECTION 7.31. Works Council Matters. The Parties acknowledge and agree that they will satisfy all notification and consultation obligations with respect to any applicable works councils in all material respects with respect to the Separation, the Distribution and the Merger (collectively, the “Transactions”). The Parties shall reasonably cooperate with each other in connection with such notification and consultation processes, and the Parties shall be provided with a reasonable opportunity to review in advance any proposed communications in connection therewith, and any information to be provided related to the Transactions, including the Financing and the expected consequences of the Transactions, shall be mutually agreed to by Merger Partner and Parent.

SECTION 7.32. Transition Services Agreement; Specified Commercial Arrangements.

(a) Transition Services Agreement. From the date hereof until the Closing, each of the Parties shall (i) cooperate reasonably with each other, to negotiate in good faith and use reasonable best efforts to agree upon the services schedules (Schedules A, B, C and D of the form of Transition Services Agreement set forth on Exhibit G to the Separation and Distribution Agreement) and (ii) execute and deliver at the Closing the Transition Services Agreement with such services schedules as shall have been mutually agreed by the Parties. The service charges associated with any such services shall be determined in accordance with the Services Charges Baseline Methodology (as defined in the Transition Services Agreement). The Parties shall cooperate reasonably with each other, negotiate in good faith and use reasonable best efforts to agree upon the terms of such services in the services schedules to the Transition Services Agreement, which services schedule shall describe in reasonable detail the nature, scope, service period(s) and other terms applicable to such services. Upon Merger Partner’s reasonable written request, until the Closing, Parent shall use its reasonable best efforts to provide Merger Partner with reasonably available information regarding the quality, priority, volume, service level and standard of care of any services provided by Parent or any Parent Subsidiary to the SpinCo Business during the twelve (12) month period prior to the Distribution Date.

(b) Specified Commercial Arrangements. From the date hereof until the Closing, each Party shall, and shall cause its applicable Subsidiaries to, use its respective reasonable best efforts to (i) negotiate and agree upon the terms of and (ii) cause the applicable members of the Parent Group and the SpinCo Group to execute and deliver agreements for the Specified Commercial Arrangements as promptly as reasonably practicable, and in any event at or prior to the Closing; provided, that, to the extent any agreement with respect to a Specified Commercial Arrangement has not been executed as of the Closing, the Parties shall continue to negotiate such agreement in good faith following the Closing. The terms and conditions of each Specified Commercial Arrangement shall be subject to the prior written approval of Merger Partner.

SECTION 7.33. Parent Names. Prior to Closing, Parent shall use good faith efforts to identify and disclose to Merger Partner any Parent Names used in the SpinCo Business during the twelve (12) month period prior to the Closing that are not described in subclause (a) of the definition of “Parent Names” (as defined in the Separation and Distribution Agreement) or listed on Attachment 1 to Section 1.1(q)(ii) of the Disclosure Letter to the Separation and Distribution Agreement.

SECTION 7.34. IT Systems Separation and Migration.

(a) The Parties shall, and shall cause their respective Affiliates to, use their reasonable best efforts to take the actions and activities set forth on Section 7.34 of the SpinCo Disclosure Letter (the “IT Separation Activities”) in connection with the separation of SpinCo’s information technology systems from the Parent Group’s systems and the migration, configuration, integration (the “IT Separation and Migration”). Section 7.34 of the SpinCo Disclosure Letter identifies, for each IT Separation Activity, whether such activity is to be performed by (i) Parent Group, (ii) Merger Partner Group or (iii) the applicable service provider under the Transition Services Agreement.

(b) All out-of-pocket fees, costs and expenses incurred in connection with the IT Separation and Migration (collectively, “IT Separation Costs”) shall be borne by the Party designated as responsible for the applicable action or activity on Section 7.34 of the SpinCo Disclosure Letter. To the extent that any IT Separation Activities are designated as services to be provided under the Transition Services Agreement, the fees and expenses related thereto shall be governed by the Transition Services Agreement. In the event of any conflict between a Transaction Document and an allocation of IT Separation Costs expressly provided on Section 7.34 of the SpinCo Disclosure Letter, Section 7.34 of the SpinCo Disclosure Letter shall control.

SECTION 7.35. IP License Cooperation. Prior to Closing, (a) upon Parent gaining Knowledge thereof, Parent shall provide written notice to Merger Partner of any limitations or restrictions preventing Parent or the applicable members of the Parent Group from having Control (as defined in Exhibit C to the Separation and Distribution Agreement) of the Other Parent Items (as defined in Exhibit C to the Separation and Distribution Agreement) as of the Closing, the lack of a license to which under Section 2.1 of the Intellectual Property Cross License Agreement would limit the SpinCo Group’s conduct of the SpinCo Business after the Closing in a manner that is material to the business as a whole as conducted during the twelve (12) month period prior to the Closing; and (b) upon written notice from Merger Partner identifying any such limitation or restriction, Parent shall use reasonable best efforts to remove, or cause the removal of, such material limitation so as to secure for the applicable member of the SpinCo Group the benefit of the license rights contemplated under Section 2.1 of the Intellectual Property Cross License Agreement with respect to the affected Intellectual Property for the applicable SpinCo Group member(s) to conduct the SpinCo Business after the Closing as conducted during the twelve (12) month period prior to the Closing; provided, further, nothing in this Section 7.35 shall require any Party or any of its Affiliates to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any third party in order to remove, resolve or address any such restriction.

ARTICLE VIII

CONDITIONS TO THE MERGER

SECTION 8.1. Conditions to the Obligations of SpinCo, Parent, Merger Partner and Merger Sub to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, written waiver by Parent and Merger Partner) at or prior to the Closing of the following conditions:

(a) (x) any applicable waiting period under the HSR Act shall have expired or been terminated and (y) all other Requisite Regulatory Approvals shall have been obtained or deemed obtained, as applicable, and shall remain in full force and effect and all statutory waiting periods (and any extensions thereof) in respect thereof shall have expired or been terminated or the relevant Governmental Authorities shall have declined jurisdiction, as applicable;

(b) the Restructuring and the Distribution shall have been consummated in accordance with the Separation and Distribution Agreement;

(c) (i) the SpinCo Registration Statements shall have become effective in accordance with the Securities Act (or, in the case of the SpinCo Distribution Registration Statement on Form 10, in accordance with the Exchange Act) and shall not be the subject of any stop order or Actions seeking a stop order and (ii) (A) if the Distribution is effected, in whole or in part, as an Exchange Offer, the applicable offer period shall have expired, and (B) if the Distribution is effected in whole or in part as a One-Step Spin-Off or Clean-Up Spin Off, the applicable notice periods required by the applicable stock exchange rules or securities Laws shall have expired;

(d) the SpinCo Shares to be distributed pursuant to the Distribution and issued pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(e) the Merger Partner Stockholder Approval shall have been obtained, in accordance with applicable Law and the rules and regulations of the NYSE; and

(f) (i) No Governmental Authority of competent jurisdiction (i) in any jurisdiction where any of Parent, SpinCo or Merger Partner conducts non de minimis operations or owns non de minimis amounts of assets shall have enacted any Law or (ii) shall have issued or granted any Governmental Order or injunction whether temporary, preliminary or permanent, in each of cases (i) and (ii), that remains in effect and that has the effect of restraining, enjoining or prohibiting the Restructuring, the Distribution or the Merger.

SECTION 8.2. Additional Conditions to the Obligations of Parent, SpinCo and Merger Sub. The obligation of Parent, SpinCo and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Parent) at or prior to the Closing of the following additional conditions:

(a) Merger Partner shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Closing;

(b) all representations and warranties made by Merger Partner set forth in Article VI (other than Section 6.1(a), Section 6.2(a), Section 6.3, Section 6.6(b) and Section 6.18), without giving effect to materiality, Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Material Adverse Effect or similar qualifications) would not have, individually or in the aggregate, a Merger Partner Material Adverse Effect. The representations and warranties made by Merger Partner set forth in Section 6.1(a), Section 6.3 and Section 6.18 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Merger Partner set forth in Section 6.2(a) and Section 6.6(b) shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis deviations in the case of Section 6.2(a)), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date;

(c) Merger Partner shall have delivered to Parent a certificate dated as of the Closing Date signed by a senior officer of Merger Partner to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied;

(d) Parent shall have received the Parent Tax Opinions from Parent Tax Counsel, which opinions shall not have been withdrawn or modified in any material respect; and

(e) Merger Partner (or a Subsidiary thereof) shall have entered into the applicable Transaction Documents, and to the extent applicable, performed the covenants to be performed prior to the Closing in all material respects, and each such agreement shall be in full force and effect.

SECTION 8.3. Additional Conditions to the Obligations of Merger Partner. The obligation of Merger Partner to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Merger Partner) at or prior to the Closing of the following additional conditions:

(a) SpinCo, Merger Sub and Parent shall have performed in all material respects and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Closing;

(b) All representations and warranties made by Parent set forth in Article IV and Article V (other than Section 4.1, Section 4.2, Section 4.5, Section 5.1(a), Section 5.2(a), Section 5.2(b), Section 5.3, Section 5.6(b), Section 5.17 and Section 5.18), without giving effect to materiality, Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Material Adverse Effect or similar qualifications) would not have, individually or in the aggregate, a SpinCo Material Adverse Effect. The representations and warranties made by Parent set forth in Section 4.1, Section 4.2, Section 4.5, Section 5.1(a), Section 5.2(b), Section 5.2(d), Section 5.3, Section 5.17, and Section 5.18 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Parent set forth in Section 5.2(a) and Section 5.6(b) shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis deviations in the case of Section 5.2(a)) and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date;

(c) Parent shall have delivered to Merger Partner a certificate dated as of the Closing Date signed by a senior officer of Parent to the effect that each of the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied;

(d) SpinCo, Merger Sub and Parent (or a Subsidiary thereof) shall have entered into the applicable Transaction Documents, and to the extent applicable, performed the covenants to be performed prior to the Effective Time in all material respects, and each such agreement shall be in full force and effect; and

(e) Merger Partner shall have received the Merger Tax Opinion from Merger Partner Tax Counsel, which opinion shall not have been withdrawn or modified in any material respect.

ARTICLE IX

TERMINATION

SECTION 9.1. Termination by Mutual Consent. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the time the Merger Partner Stockholder Approval is obtained, by mutual written consent of Merger Partner and Parent.

SECTION 9.2. Termination by Either Parent or Merger Partner. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time by either Merger Partner or Parent if:

(a) the Closing shall not have occurred by June 10, 2027 (the “Outside Date”), whether such date is before or after the time the Merger Partner Stockholder Approval is obtained; provided that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any Party that has breached in any material respect its obligations under this Agreement or the Separation and Distribution Agreement in any manner that shall have been the primary cause of the failure of the condition set forth in this Section 9.2(a); and provided, that if, as of the Outside Date, all of the conditions set forth in Article VIII have been satisfied or waived (other than those conditions set forth in Section 8.1(a), Section 8.1(f) to the extent relating to any applicable Competition Laws or Foreign Investment Laws or Section 8.1(b)), then either Parent or Merger Partner may, by written notice to the other Party delivered on or prior to the Outside Date, extend the Outside Date for an additional period of three months (the “Antitrust Extension Period”).

(b) the Merger Partner Stockholder Approval shall not have been obtained upon a vote taken thereon at the Merger Partner Stockholder Meeting or at any adjournment or postponement thereof; or

(c) a Governmental Authority of competent jurisdiction (i) in any jurisdiction where any of Parent, SpinCo or Merger Partner conducts non de minimis operations or owns non de minimis amounts of assets shall have enacted any Law or (ii) shall have issued or granted any final and non-appealable Governmental Order, in each of cases (i) and (ii) that is still in effect, permanently enjoining or prohibiting the Restructuring, the Distribution or the Merger; provided that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to any Party that has breached in any material respect its obligations under this Agreement or the Separation and Distribution Agreement in any manner that shall have been the primary cause of the failure of the condition set forth in this Section 9.2(c).

SECTION 9.3. Termination by Merger Partner. This Agreement may be terminated by Merger Partner and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time by Merger Partner if:

(a) at any time prior to the time the Merger Partner Stockholder Approval is obtained, (i) the Merger Partner Board (or any committee thereof) authorizes Merger Partner to enter into a definitive written agreement with respect to a Superior Proposal, (ii) Merger Partner enters into a definitive written agreement providing for such Superior Proposal concurrently with or immediately after the termination of this Agreement and (iii) Merger Partner, prior to or concurrently with such termination, pays to Parent the Termination Fee pursuant to Section 9.5(b); provided, that such actions shall have been made in compliance with Section 7.9(b);

(b) there has been a breach of any representation, warranty, covenant or agreement made by Parent, Merger Sub or SpinCo in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that any of the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 45 days after written notice thereof is given by

Merger Partner to Parent and (ii) three (3) Business Days before the Outside Date; provided, however, that Merger Partner is not also in breach of this Agreement such that any of the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 45 days after written notice thereof is given by Parent to Merger Partner and (ii) three (3) Business Days before the Outside Date.

SECTION 9.4. Termination by Parent. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time by Parent if:

(a) at any time prior to the time the Merger Partner Stockholder Approval is obtained, the Merger Partner Board shall have made a Merger Partner Change of Recommendation, whether or not permitted by the terms hereof, or Merger Partner shall have publicly announced, a Merger Partner Change of Recommendation; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by Merger Partner in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that any of the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 45 days after written notice thereof is given by Parent to Merger Partner and (ii) three (3) Business Days before the Outside Date; provided, however, that Parent is not also in breach of this Agreement such that any of the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (A) 45 days after written notice thereof is given by Merger Partner to Parent and (B) three (3) Business Days before the Outside Date.

SECTION 9.5. Effect of Termination and Abandonment.

(a) Except as provided in paragraphs (b) through (d) directly below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) subject to clause (d) directly below, no such termination shall relieve any Party of any liability or damages to the other Party resulting from any Willful Breach of this Agreement and (ii) this Section 9.5 and Article X shall survive the termination of this Agreement.

(b) In the event that:

(i) this Agreement is terminated (A) pursuant to Section 9.4(b), (B) pursuant to Section 9.2(a) without a vote of the stockholders of Merger Partner contemplated at the Merger Partner Stockholder Meeting having occurred and provided that the conditions set forth in Section 8.1(a) and Section 8.1(f) shall have been satisfied at such time of termination; or (C) pursuant to Section 9.2(b), and (x) in any such case, a Competing Proposal shall have been publicly announced (or otherwise communicated to the Merger Partner Board) at any time after the date of this Agreement, and such Competing Proposal was not withdrawn or otherwise abandoned at least five (5) Business Days prior to (I) in the case of a termination pursuant to Section 9.2(b), the

Merger Partner Stockholder Meeting or (II) in the case of a termination pursuant to Section 9.4(b), the breach giving rise to such termination and (y) within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Merger Partner enters into an Alternative Acquisition Agreement in respect of a Competing Proposal (which, in each case, need not be the same Competing Proposal that was made, disclosed or communicated prior to the termination hereof); provided that, solely for purposes of this Section 9.5(b)(i), all references to 20% in the definition of “Competing Proposal” shall instead refer to 50%;

(ii) this Agreement is terminated by Parent pursuant to Section 9.4(a); or

(iii) this Agreement is terminated by Merger Partner pursuant to Section 9.3(a);

then Merger Partner shall pay Parent (or its designee(s)) a termination fee of $158,700,000 (the “Termination Fee”) (less any amounts paid pursuant to Section 9.5(e)) by wire transfer of same-day funds, such payment to be made on the date of entry into an Alternative Acquisition Agreement or consummation of a Competing Proposal (whichever is earlier) in the case of clause (i) above, within three (3) Business Days after such termination in the case of clause (ii) above, and prior to or concurrently with termination in the case of clause (iii) above.

(c) Each of the Parties acknowledges and agrees that the covenants and obligations contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement, and that, without these covenants and obligations, the Parties would not have entered into this Agreement and that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and SpinCo in the circumstances in which such Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby and by the Transaction Documents, which amount would otherwise be impossible to calculate with precision. In the event that Merger Partner fails to promptly pay when due the Termination Fee pursuant to Section 9.5(b) and, in order to obtain such payment Parent commences an Action that results in a judgment against Merger Partner for payment of the Termination Fee, Merger Partner shall pay to Parent its reasonable and documented costs and expenses (including reasonable attorneys’ fees) in connection with such Action, together with interest on the Termination Fee at the prime rate set forth in the Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(d) The Parties acknowledge and agree that in no event shall Merger Partner be required to pay the Termination Fee on more than one occasion. Notwithstanding anything in this Agreement to the contrary, upon payment of the Termination Fee in accordance with Section 9.5(b), Merger Partner shall have no further liability to Parent, Merger Sub or SpinCo with respect to this Agreement, the Separation and Distribution Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby; provided, however, that payment by Merger Partner of the Termination Fee shall not relieve Merger Partner from any liability or damages resulting from any Willful Breach of this Agreement.

(e) If this Agreement is terminated pursuant to Section 9.2(b) or is terminated pursuant to any other subsection of Section 9.1 or Section 9.2 and, at such time, Parent was entitled to terminate this Agreement pursuant to Section 9.2(b), Merger Partner shall pay to Parent its Expenses incurred since February 25, 2026 in an amount not to exceed $20,000,000. Any Expenses of Parent due under this Section 9.5(e) shall be paid by wire transfer of immediately available funds no later than two (2) Business Days after receipt by Merger Partner of an itemized statement identifying such Expenses.

ARTICLE X

MISCELLANEOUS

SECTION 10.1. Non-Survival of Representations, Warranties and Agreements. The covenants and agreements that by their terms are to be performed following the Closing pursuant to any Transaction Document, including the Separation and Distribution Agreement or this Agreement shall survive the Effective Time in accordance with their terms and all other covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder; provided that, following the Effective Time, Merger Partner shall have no obligations under the Confidentiality Agreement with respect to information to the extent related to the SpinCo Entities or the SpinCo Business or included in the SpinCo Assets (except to the extent relating to assets retained by, or liabilities assumed by, Parent or its Subsidiaries (other than the SpinCo Entities) pursuant to the Separation and Distribution Agreement), which information shall no longer be considered “Evaluation Material” (as defined in the Confidentiality Agreement) for purposes thereof.

SECTION 10.2. Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to Parent or SpinCo, to:

Eaton Corporation plc

c/o Eaton Corporation

1000 Eaton Boulevard

Cleveland, OH 44122

Attention:   Ron E. Garber, VP & Chief Counsel – M&A

Email:     [#####]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention:   Dotun O. Obadina

       Steven J. Williams

Email:     dobadina@paulweiss.com

       swilliams@paulweiss.com

if to Merger Partner, to:

Dana Incorporated

3939 Technology Drive

Maumee, OH 43537

Attention:   Douglas H. Liedberg

Email:     [#####]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:   David M. Klein, P.C.

       Rachael G. Coffey, P.C.

       Brian H. Junquera

Email:     dklein@kirkland.com

       rachael.coffey@kirkland.com

       brian.junquera@kirkland.com

or to such other address or addresses as the Parties may from time to time designate in writing.

SECTION 10.3. Amendments and Waivers.

(a) Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.3(b)) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement. No waiver by any of the Parties of any breach hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. The failure or delay of any Party to assert any of its rights hereunder or otherwise shall not constitute a waiver of such rights. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b) This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by the Parties in the same manner as this Agreement and which makes reference to this Agreement. No amendment or modification shall be made which by Law requires further approval by the stockholders of Merger Partner without obtaining the further approval of such stockholders.

(c) No amendment, modification or waiver to this Section 10.3, Section 10.4 or Section 10.5(b) (or any of the defined terms used herein or therein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of such Section or, solely as they relate to such Section, the definitions of any terms used) to the extent materially adversely affecting any of the Lenders or any of the other Lender Related Parties, shall be effective with respect to such affected Lender or other Lender Related Party unless the affected Lender Related Parties that are party to the Debt Commitment Letter or any other applicable Financing Agreement provide their prior written consent to such amendment, modification or waiver.

SECTION 10.4. Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a) This Agreement, and all Actions (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any Schedule or Exhibit hereto) or the negotiation, execution or performance hereof (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the choice of law or conflicts of law principles thereof. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, or if jurisdiction is not then available in such federal court, then in any Delaware state court sitting in New Castle County) and any appellate court from any appeal thereof (the “Chosen Courts”) in any Action arising out of or relating to this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Chosen Courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Chosen Courts. Notwithstanding anything to the contrary contained in this Agreement, each Party on behalf of itself and its controlled Affiliates: (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise against any of the Lenders or their Lender Related Parties in any way relating to this Agreement, the Financing, or any of the transactions contemplated hereby or thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Debt Commitment Letter or the Financing Agreements, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Lenders or their Lender Related Parties relating to this Agreement, the Merger, or any of the transactions contemplated by this Agreement or the performance of services related hereto, including any dispute arising out of or relating in any way to the Financing, shall be exclusively governed by and construed in accordance with the internal Laws of the State of New York; (iii) agrees to waive and hereby waives, irrevocably and unconditionally, any right to a trial by jury in any such legal action, suit or proceeding against any of the Lenders or their Lender Related Parties relating to the Financing; (iv) that service of process, summons, notice or document by registered mail addressed to it shall be effective service of process against it for any such action or proceeding brought in any such court; and (v) agrees to waive and hereby waives, to the fullest extent permitted by applicable Law, any objection which such Party may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal action, suit or proceeding against any of the Lenders or their Lender Related Parties relating to the Financing in any such court. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND ANY OF THE TRANSACTION DOCUMENTS (INCLUDING ANY SCHEDULE OR EXHIBIT) OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4(c). NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.4(c) WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

SECTION 10.5. Assignment; Parties in Interest; Non-Parties.

(a) No Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Parties; provided, that SpinCo and Merger Partner may assign any or all of their respective rights, interests or obligations under this Agreement, in whole or in part, without the consent of the other parties or their applicable affiliates to the Lenders or Lender Related Parties solely for collateral security purposes. Any attempted assignment or delegation in breach of this Section 10.5 shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 7.8 and Section 10.5(b) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

(b) Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of, or relate to, this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the Parties, and no former, current or future Affiliates, officers, directors, employees, equityholders, lenders, financing sources, the Lenders, the Lender Related Parties, managers, members, partners, agents or representatives of any Party, in each case, who is not a party to this Agreement, shall have any liability for any obligations of the Parties or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Each Party agrees that none of the Lender Related Parties will have any liability to any of the parties hereto or their respective directors, officers, employees, agents, partners, managers, members or stockholders relating to or arising (directly or indirectly) out of this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, provided that the foregoing shall not affect the rights of the Persons party to any debt commitment letter or the definitive debt documents executed in connection with the Financing to enforce such agreements in accordance with their terms. Such Persons who are not Parties (including the Lenders and the Lender Related Parties) are third party beneficiaries of Section 10.3, Section 10.4, and this Section 10.5(b) (or any of the defined terms used herein or therein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of such Section or, solely as they relate to such Section, the definitions of any terms used) and shall be entitled to enforce such provisions directly. This Section 10.5(b) shall not affect (a) the rights of the Persons party to the Debt Commitment Letter to enforce the Debt Commitment Letter in accordance with its terms or (b) the rights and obligations of the Parties hereto set forth in Section 7.27.

SECTION 10.6. Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic or ..pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

SECTION 10.7. Entire Agreement. This Agreement, the Transaction Documents and the Confidentiality Agreement, including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the SpinCo Disclosure Letter and Merger Partner Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

SECTION 10.8. Severability. If any provision of this Agreement or any Transaction Document, or the application of any provision to any Person or circumstance, is held invalid, illegal or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid, illegal or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid, illegal or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

SECTION 10.9. Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Transaction Document, the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement or such Transaction Document. Without limiting the generality of the foregoing, the Parties agree that each Party shall be entitled to enforce specifically the other Parties’ obligations to consummate the transactions contemplated by this Agreement, if the conditions set forth in Article VIII have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived (where permissible under applicable Law). The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties to this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

EATON CORPORATION PLC

By:	/s/ Sergio Letelier
Name:	Sergio Letelier
Title:	Senior Vice President, Strategy and Corporate Development

[Signature Page to Merger Agreement]

EATON CORPORATION

By:	/s/ Adam Wadecki
Name:	Adam Wadecki
Title:	Senior Vice President and Controller

[Signature Page to Merger Agreement]

MOBILITY (USA) CORPORATION

By:	/s/ Kirsten M. Park
Name:	Kirsten M. Park
Title:	Vice President and Treasurer

[Signature Page to Merger Agreement]

ATLAS MOBILITY SUB, INC.

By:	/s/ Sergio Letelier
Name:	Sergio Letelier
Title:	Vice President

[Signature Page to Merger Agreement]

DANA INCORPORATED

By:	/s/ Timothy R. Kraus
Name:	Timothy R. Kraus
Title:	Chief Financial Officer

[Signature Page to Merger Agreement]